
11006546

Notice of 2011 Annual Meeting and Proxy Statement

2010 Annual Report to Stockholders

- Management's Discussion and Analysis
- Consolidated Financial Statements


NATIONAL OILWELL VARCO

2011 Proxy Statement and 2010 Annual Report to Stockholders

April 7, 2011

Fellow Stockholders:

On behalf of your Board of Directors and your management, we are pleased to invite you to attend the Annual Meeting of Stockholders of National Oilwell Varco, Inc. It will be held on Thursday, May 19, 2011 at 10:00 A.M., local time, at the Company's corporate headquarters located at 7909 Parkwood Circle Dr., Houston, Texas 77036.

You will find information regarding the matters to be voted on at the meeting in the formal Notice of Meeting and Proxy Statement, which are included on the following pages of this booklet.

Whether or not you plan to attend, please sign and return the enclosed proxy in the accompanying envelope as soon as possible so that your shares will be voted at the meeting. The vote of each and every stockholder is most important to us. Please note that your completed proxy will not prevent you from attending the meeting and voting in person should you so choose.

Also included in this booklet as Appendix A is National Oilwell Varco's 2010 Annual Report on Form 10K, which we are distributing to the company's stockholders in lieu of a separate annual report.

Thank you for your continued support of and interest in National Oilwell Varco.

Sincerely,

Merrill A. (Pete) Miller, Jr.
Chairman, President and
Chief Executive Officer

TABLE OF CONTENTS



NATIONAL OILWELL VARCO, INC.
7909 Parkwood Circle Drive
Houston, Texas 77036

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 19, 2011

DATE:	Thursday, May 19, 2011
TIME:	10:00 a.m. (Houston time)
PLACE:	National Oilwell Varco 7909 Parkwood Circle Dr. Houston, Texas 77036

The 2011 annual meeting of stockholders of National Oilwell Varco, Inc. will be held at the Company's corporate headquarters located at 7909 Parkwood Circle Drive, Houston, Texas on Thursday, May 19, 2011, at 10:00 a.m. local time, for the following purposes:

1. To elect two directors to hold office for a three-year term;
2. To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as independent auditors of the company for 2011;
3. To consider and act upon an advisory proposal to approve the compensation of our named executive officers;
4. To consider and act upon an advisory proposal regarding the frequency of the advisory vote on named executive officer compensation;
5. To consider and act upon a proposal to approve an amendment to our amended and restated certificate of incorporation to provide for the annual election of all directors;
6. To consider and act upon a proposal to approve an amendment to our amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 500,000,000 to 1,000,000,000;
7. To consider and act upon a proposal submitted by a stockholder if properly presented at the meeting; and
8. To consider and act upon any other matters that may properly come before the annual meeting or any postponement or adjournment thereof.

The Board of Directors recommends that you vote "FOR" the election of the two nominees for director (Proposal 1), "FOR" the proposal to ratify the appointment of Ernst & Young LLP as Independent Auditors of the Company for 2011 (Proposal 2), "FOR" the approval of the compensation of our named executive officers (Proposal 3), "FOR" the approval of the amendment to our amended and restated certificate of incorporation to provide for the annual election of all directors (Proposal 5), and "FOR" the approval of the amendment to our amended and restated certificate of incorporation to increase the number of authorized shares of common stock (Proposal 6).

The Board of Directors recommends that the advisory vote on named executive officer compensation be conducted on an annual basis (Proposal 4).

The Board of Directors recommends that you vote "AGAINST" the stockholder proposal (Proposal 7).

The Board of Directors has set March 28, 2011 as the record date for the annual meeting of the stockholders ("Annual Meeting"). If you were a stockholder of record at the close of business on March 28, 2011, you are entitled to vote at the Annual Meeting. A complete list of these stockholders will be available for examination at the Annual Meeting and during ordinary business hours at our offices at 7909 Parkwood Circle Drive, Houston, Texas for a period of ten days prior to the Annual Meeting.

You are cordially invited to join us at the Annual Meeting. However, to ensure your representation, we request that you return your signed proxy card at your earliest convenience, whether or not you plan to attend the Annual Meeting. You may revoke your proxy at any time if you wish to attend and vote in person.

By Order of the Board of Directors

/s/ Dwight W. Rettig

Dwight W. Rettig
Senior Vice President, General Counsel and Secretary

Houston, Texas
April 7, 2011

NATIONAL OILWELL VARCO, INC.
7909 Parkwood Circle Drive
Houston, Texas 77036

PROXY STATEMENT

Except as otherwise specifically noted in this Proxy Statement, the "Company," "we," "our," "us," and similar words in this Proxy Statement refer to National Oilwell Varco, Inc.

ANNUAL MEETING:	Date: Thursday, May 19, 2011 Time: 10:00 a.m. (Houston time) Place: National Oilwell Varco 7909 Parkwood Circle Dr. Houston, Texas 77036
AGENDA:	Proposal 1: To elect two nominees as directors of the Company for a term of three years. Proposal 2: To ratify the appointment of Ernst & Young LLP as independent auditors of the Company. Proposal 3: To approve, on an advisory basis, the compensation of our named executive officers. Proposal 4: To recommend a frequency for the advisory vote on named executive officer compensation. Proposal 5: To approve an amendment to our Amended and Restated Certificate of Incorporation to provide for the annual election of all directors. Proposal 6: To approve an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 500,000,000 to 1,000,000,000. Proposal 7: To consider and act upon a stockholder proposal if properly presented at the Annual Meeting. **The Board of Directors recommends that you vote "FOR" the election of the two nominees for director (Proposal 1), "FOR" the proposal to ratify the appointment of Ernst & Young LLP as Independent Auditors of the Company for 2011 (Proposal 2), "FOR" the approval of the compensation of our named executive officers (Proposal 3), "FOR" the approval of the amendment to our amended and restated certificate of incorporation to provide for the annual election of all directors (Proposal 5), and "FOR" the approval of the amendment to our amended and restated certificate of incorporation to increase the number of authorized shares of common stock (Proposal 6).** **The Board of Directors recommends that the advisory vote on named executive officer compensation be conducted on an annual basis (Proposal 4).**

The Board of Directors recommends that you vote "AGAINST" the stockholder proposal (Proposal 7).

RECORD DATE/ WHO CAN VOTE: All stockholders of record at the close of business on March 28, 2011 are entitled to vote. The only class of securities entitled to vote at the Annual Meeting is National Oilwell Varco common stock. Holders of National Oilwell Varco common stock are entitled to one vote per share at the Annual Meeting.

PROXIES SOLICITED BY: Your vote and proxy is being solicited by the Board of Directors for use at the Annual Meeting. This Proxy Statement and enclosed proxy card is being sent on behalf of the Board of Directors to all stockholders beginning on or about April 7, 2011. By completing, signing and returning your proxy card, you will authorize the persons named on the proxy card to vote your shares according to your instructions.

PROXIES: If your properly executed proxy does not indicate how you wish to vote your common stock, the persons named on the proxy card will vote FOR election of the two nominees for director (Proposal 1), FOR the ratification of the appointment of Ernst & Young LLP as independent auditors (Proposal 2), FOR the approval of the compensation of our named executive officers (Proposal 3), FOR the frequency of the advisory vote on named executive officer compensation to be on an annual basis (Proposal 4), FOR the approval of an amendment to our Amended and Restated Certificate of Incorporation to provide for the annual election of all directors (Proposal 5), FOR the approval of an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock (Proposal 6), and AGAINST the stockholder proposal (Proposal 7).

REVOKING YOUR PROXY: You can revoke your proxy at any time prior to the time that the vote is taken at the meeting by: (i) filing a written notice revoking your proxy; (ii) filing another proxy bearing a later date; or (iii) casting your vote in person at the Annual Meeting. Your last vote will be the vote that is counted.

QUORUM: As of March 28, 2011, there were 422,675,128 shares of National Oilwell Varco common stock issued and outstanding. The holders of these shares have the right to cast one vote for each share held by them. The presence, in person or by proxy, of stockholders entitled to cast at least 211,337,565 votes constitutes a quorum for adopting the proposals at the Annual Meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining a quorum, as will broker non-votes. A broker non-vote occurs when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. If you have properly signed and returned your proxy card by mail, you will be considered part of the quorum, and the persons named on the proxy card will vote your shares as you have instructed them.

VOTE REQUIRED FOR APPROVAL:

For the proposal to elect the two director nominees (Proposal 1), our bylaws require that each director nominee be elected by the majority of votes cast with respect to such nominee (i.e., the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that nominee). For additional information regarding our majority voting policy, see page 7 of the proxy statement. You cannot abstain in the election of directors and broker non-votes are not counted. **Brokers are not permitted to vote your shares on the election of directors in the absence of your specific instructions as to how to vote. Please provide your broker with voting instructions so that your vote can be counted.**

Approval of the proposal to ratify the appointment of Ernst & Young LLP as independent auditors (Proposal 2) and the proposal to approve the compensation of our named executive officers (Proposal 3) will require the affirmative vote of a majority of the shares of our common stock entitled to vote and present in person or by proxy. An abstention will have the same effect as a vote "against" such proposal. **With respect to Proposal 3, brokers are not permitted to vote your shares on the compensation of our named executive officers in the absence of your specific instructions as to how to vote. Please provide your broker with voting instructions so that your vote can be counted.**

For the frequency of the advisory vote on executive officer compensation (Proposal 4), stockholders will be able to cast their votes on whether to hold say-on-pay votes every one, two or three years. The choice which receives the highest number of votes will be deemed the choice of the stockholders. **With respect to Proposal 4, brokers are not permitted to vote your shares on the frequency of the advisory vote on compensation of our named executive officers in the absence of your specific instructions as to how to vote. Please provide your broker with voting instructions so that your vote can be counted.**

Approval of the proposal to amend our Amended and Restated Certificate of Incorporation to provide for the annual election of all directors (Proposal 5) and the proposal to amend our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock (Proposal 6) will require the affirmative vote of a majority of the shares of our common stock entitled to vote. An abstention will have the same effect as a vote "against" such proposal.

Approval of the stockholder proposal (Proposal 7) will require the affirmative vote of a majority of the shares of our common stock entitled to vote and present in person or by proxy. An abstention will have the same effect as a vote "against" such proposal.

MULTIPLE PROXY CARDS:

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts, and are registered in different names. You should vote each of the proxy cards to ensure that all of your shares are voted.

HOUSEHOLDING:

The U.S. Securities and Exchange Commission, or SEC, has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a copy of these materials, other than the Proxy Card, to those stockholders. This process, which is commonly referred to as "householding," can mean extra convenience for stockholders and cost savings for the Company. Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record. Through householding, stockholders of record who have the same address and last name will receive only one copy of our Proxy Statement and Annual Report, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate Proxy Cards. If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of Proxy Statements and Annual Reports, or if you hold stock in more than one account and wish to receive only a single copy of the Proxy Statement or Annual Report for your household, please contact Broadridge Householding Department, in writing, at 51 Mercedes Way, Edgewood, New York 11717, or by phone at (800) 542-1061. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your broker if you are a beneficial stockholder.

COST OF PROXY SOLICITATION:

We have retained InvestorCom, Inc. to solicit proxies from our stockholders at an estimated fee of $6,000, plus expenses. This fee does not include the costs of preparing, printing, assembling, delivering and mailing the Proxy Statement. The Company will pay for the cost of soliciting proxies. Some of our directors, officers and employees may also solicit proxies personally, without any additional compensation, by telephone or mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on Thursday, May 19, 2011.

The Company's 2011 Proxy Statement and the Annual Report to Stockholders for the year ended 2010 are also available at:
http://www.proxyvote.com

For directions to the Annual Meeting, please contact investor relations at 713-346-7500.

PLEASE VOTE -- YOUR VOTE IS IMPORTANT

ELECTION OF DIRECTORS
PROPOSAL NO. 1 ON THE PROXY CARD

The Board of Directors of National Oilwell Varco (the "Board") is divided into three classes, each class serving a term of three years. Directors whose terms expire this year include: Robert E. Beauchamp and Jeffery A. Smisek.

Robert E. Beauchamp and Jeffery A. Smisek are nominees for directors for a three-year term expiring at the Annual Meeting in 2014, or when their successors are elected and qualified. We believe each of the nominees will be able to serve if elected. However, if any nominee is unable to serve, the remaining members of the Board have authority to nominate another person, elect a substitute, or reduce the size of the Board. Directors whose terms expire in 2012 and 2013 will continue to serve in accordance with their prior election or appointment. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Vote Required for Approval

National Oilwell Varco's Bylaws require that each director be elected by the majority of votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors would be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. Whether an election is contested or not is determined as of a date that is fourteen days in advance of when we file our definitive proxy statement with the SEC; this year's election was determined to be an uncontested election, and the majority vote standard will apply. If a nominee who is serving as a director is not elected at the annual meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, under our Bylaws and Corporate Governance Guidelines, each director must submit an advance, contingent, irrevocable resignation that the Board may accept if the director fails to be elected through a majority vote. In that situation, the Nominating/Corporate Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board will act on the Nominating/Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within ninety days from the date the election results are certified. If a nominee who was not already serving as a director fails to receive a majority of votes cast at the annual meeting, Delaware law provides that the nominee does not serve on the Board as a "holdover director." In 2011, all director nominees are currently serving on the Board.

Brokers are not permitted to vote your shares on the election of directors in the absence of your specific instructions as to how to vote. Please provide your broker with voting instructions so that your vote can be counted.

Information Regarding Nominees for Director for Terms Expiring in 2014:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Robert E. Beauchamp	51	2011	Mr. Beauchamp has been a Director of the Company since August 2002. Since 1988, he has served in various capacities at BMC Software, Inc., a leading provider of enterprise management solutions, most recently as President and Chief Executive Officer and as Chairman of the Board. During his career with BMC, he also served as senior vice president of research & development, vice president of strategic marketing and corporate development, and director of strategic marketing.	2002
Jeffery A. Smisek	56	2011	Mr. Smisek has been a Director of the Company since March 2005. Mr. Smisek served as a Director of Varco (and its predecessor, Tuboscope Inc.) from February 1998 until its merger with the Company on March 11, 2005. Mr. Smisek has served as President, Chief Executive Officer and a director of United Continental Holdings, Inc. since October 2010. Mr. Smisek previously served as Chairman, President and Chief Executive Officer of Continental Airlines, Inc. from January 2010 until its merger with United Airlines, Inc. in October 2010. Mr. Smisek previously served Continental Airlines, Inc. as: President and Chief Operating Officer from September 2008 until December 2009; President and a director from December 2004; Executive Vice President from March 2003 until December 2004; and Executive Vice President — Corporate from May 2001 until March 2003.	2005

Your Board of Directors recommends that you vote "FOR" the election of the two nominees for director.

Information Regarding Continuing Directors:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Merrill A. Miller, Jr.	60	2012	Mr. Miller has been a Director of the Company since May 2001 and Chairman of the Board since July 22, 2005. He also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served as President since November 2000 and as Chief Executive Officer since May 2001. He has served in various senior executive positions with National Oilwell since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.	2001
Greg L. Armstrong	52	2012	Mr. Armstrong has been a Director of the Company since March 2005. Mr. Armstrong served as a Director of Varco from May 20, 2004 until its merger with the Company on March 11, 2005. Since 1998, he has been the Chairman of the Board and Chief Executive Officer of Plains All American GP LLC, the general partner and controlling entity of Plains All American Pipeline, L.P., a publicly traded master limited partnership engaged in the business of marketing, gathering, transporting, terminalling and storing crude oil. Since 2010, he has been Chairman of the Board and Chief Executive Officer of PNGS GP LLC, the controlling entity of PAA Natural Gas Storage, L.P., a publicly traded master limited partnership engaged in the natural gas storage business. Mr. Armstrong is a member of the National Petroleum Council and is a director of the Federal Reserve Bank of Dallas, Houston Branch.	2005
Ben A. Guill	60	2013	Mr. Guill has served as a Director of the Company since 1999. He is a Managing Partner of White Deer Energy, a middle market private equity fund focused on energy investments. Until April 2007, he was President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. Prior to joining First Reserve, Mr. Guill was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment-banking firm specializing in the oil service industry.	1999

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
David D. Harrison	63	2012	Mr. Harrison has been a Director of the Company since August 2003. He has served as Executive Vice President and Chief Financial Officer of Pentair, Inc., a diversified manufacturer in water technologies and enclosures businesses, since February 2000 until his retirement in February 2007. He also served as Executive Vice President and Chief Financial Officer of Pentair, Inc. from 1994 to 1996. From 1972 through 1994, Mr. Harrison held various domestic and international finance positions with a combination of General Electric and Borg-Warner Chemicals. Mr. Harrison serves as a director of Navistar International Corporation, a holding company whose wholly owned subsidiaries produce International® brand commercial trucks, MaxxForce brand diesel engines, IC brand school buses, and Workhorse brand chassis for motor homes and step vans. Mr. Harrison also serves as a director of James Hardie Industries, a leading fibre cement technology company.	2003
Roger L. Jarvis	57	2013	Mr. Jarvis has been a Director of the Company since February 2002. Since May 2010, he has served as Chairman of Common Resources II LLC, a privately held company engaged in the business of exploration for and production of hydrocarbons in the United States. Mr. Jarvis previously served as Chairman, Chief Executive Officer and President of Common Resources LLC from 2007 until its acquisition in May 2010. He served as President, Chief Executive Officer and Director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, from 1996 and as its Chairman of the Board from 1998, until its acquisition by Norsk Hydro ASA in December 2005.	2002

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Eric L. Mattson	59	2013	Mr. Mattson has been a Director of the Company since March 2005. Mr. Mattson served as a Director of Varco (and its predecessor, Tuboscope Inc.) from January 1994 until its merger with the Company on March 11, 2005. Mr. Mattson is currently an investor in and serves as the Chief Financial Officer of Select Energy Services, LLC, a privately held oil service company located in Gainesville, Texas. Prior to that, Mr. Mattson served as Senior Vice President and Chief Financial Officer of VeriCenter, Inc., a private provider of managed hosting services, since 2003, until its acquisition in August 2007. From November 2002 until October 2003, Mr. Mattson worked as an independent consultant. Mr. Mattson was the Chief Financial Officer of Netrail, Inc., a private Internet backbone and broadband service provider, from September 1999 until November 2002. Netrail filed for Chapter 11 Bankruptcy protection in the Northern Georgia district of the United States Bankruptcy Court in July 2001. In November 2002, the Bankruptcy Court approved Netrail's plan of liquidation and appointed a Trustee to effect the plan. At that time, Mr. Mattson ceased to be the Chief Financial Officer of Netrail. From July 1993 until May 1999, Mr. Mattson served as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated, a provider of products and services to the oil, gas and process industries. Mr. Mattson serves as a director of Rex Energy Corporation, a company engaged in the acquisition, production, exploration and development of oil and gas.	2005

COMMITTEES AND MEETINGS OF THE BOARD

Committees

The Board of Directors had the following standing committees: Audit, Compensation, and Nominating/Corporate Governance.

Number of Meetings Held in 2010

Board of Directors	4
Audit Committee	8
Compensation Committee	2
Nominating/Corporate Governance Committee	2

Attendance at Meetings

Each incumbent director attended at least 75% of the meetings of the Board and committees of which that director was a member.

Audit Committee

Messrs. Harrison (Chairman), Armstrong, Guill and Mattson are the current members of the Audit Committee. All members of this committee are "independent" within the meaning of the rules governing audit committees by the New York Stock Exchange, or NYSE.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures;
- select and appoint the Company's independent auditors, pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company's independent auditors, and establish the fees and other compensation to be paid to the independent auditors;
- monitor the independence and performance of the Company's independent auditors and internal audit function;
- establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and provide an avenue of communication among the independent auditors, management, the internal audit function and the Board of Directors;
- prepare an audit committee report as required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement; and
- monitor the Company's compliance with legal and regulatory requirements.

A copy of the Audit Committee Charter is attached to this Proxy Statement as Appendix I, and is also available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Audit Committee Financial Expert

The Board of Directors has determined that all members of the Audit Committee meet the NYSE standard of having accounting or related financial management expertise and meet the SEC's criteria of an Audit Committee Financial Expert.

Compensation Committee

Messrs. Smisek (Chairman), Beauchamp and Jarvis are the current members of the Compensation Committee. All members of the Compensation Committee are independent as defined by the applicable NYSE listing standards.

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- discharge the Board's responsibilities relating to compensation of the Company's directors and executive officers;
- approve and evaluate all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company; and
- administer all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

A copy of the Compensation Committee Charter is attached to this Proxy Statement as Appendix II, and is also available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

Compensation Committee Interlocks and Insider Participation. Messrs. Smisek, Beauchamp and Jarvis served on the Compensation Committee during 2010. None of these members is a former or current officer or employee of the Company or any of its subsidiaries, is involved in a relationship requiring disclosure as an interlocking executive officer/director, or had any relationship requiring disclosure under Item 404 of Regulation S-K.

Nominating/Corporate Governance Committee

Messrs. Beauchamp (Chairman), Jarvis and Smisek are the current members of the Nominating/Corporate Governance Committee. All members of the Nominating/Corporate Governance Committee are independent as defined by the applicable NYSE listing standards.

The Nominating/Corporate Governance Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- ensure that the Board and its committees are appropriately constituted so that the Board and directors may effectively meet their fiduciary obligations to stockholders and the Company;
- identify individuals qualified to become Board members and recommend to the Board director nominees for each annual meeting of stockholders and candidates to fill vacancies in the Board;
- recommend to the Board annually the directors to be appointed to Board committees;
- monitor, review, and recommend, when necessary, any changes to the Corporate Governance Guidelines; and
- monitor and evaluate annually the effectiveness of the Board and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines.

A copy of the Nominating/Corporate Governance Committee Charter is attached to this Proxy Statement as Appendix III, and is also available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section.

BOARD OF DIRECTORS

Director Nomination Process and Diversity Considerations

The Nominating/Corporate Governance Committee has the responsibility of identifying candidates for election as directors, reviewing background information relating to candidates for director, and recommending to the Board of Directors nominees for directors to be submitted to stockholders for election. It is the policy of the committee to consider director candidates recommended by stockholders. Nominees to be evaluated by the Nominating/Corporate Governance Committee are selected by the committee from candidates recommended by multiple sources, including other directors, management, stockholders, and candidates identified by independent search firms (which firms may be paid by the Company for their services), all of whom will be evaluated based on the same criteria. As of March 28, 2011, we had not received any recommendations from stockholders for potential director candidates. All of the current nominees for director are standing members of the Board that are proposed by the entire Board for re-election. Written suggestions for nominees should be sent to the Secretary of the Company at the address listed below.

The Board of Directors believes that nominees should reflect the following characteristics:

- have a reputation for integrity, honesty, candor, fairness and discretion;
- be knowledgeable, or willing to become so quickly, in the critical aspects of the Company's businesses and operations;
- be experienced and skillful in serving as a competent overseer of, and trusted advisor to, the senior management of at least one substantial enterprise; and
- have a range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to the full scope of the Company's operations and interests.

The Board considers diversity in identifying nominees for director. The Board seeks to achieve a mix of directors that represents a diversity of background and experience, including with respect to gender and race. The Board considers diversity in a variety of different ways and in a fairly expansive manner. The Board not only considers diversity concepts such as race and gender, but also diversity in the sense of differences in viewpoint, professional experience, education, skill and other qualities and attributes that contribute to board heterogeneity. Also considered as part of the diversity analysis is whether the individual has work experience in the Company's industry, or in the broader oil and gas industry. The Company believes the Board benefits from different viewpoints and experiences by having a mix of members of the Board who have experience in the oil and gas industry and those who do not have such experience.

The Nominating/Corporate Governance Committee reviews Board composition annually to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties. There are currently no directorship vacancies to be filled on the Board. If and when the need arises for the Company to add a new director to the Board, the Nominating/Corporate Governance Committee will take every reasonable step to ensure that diverse candidates (including, without limitation, women and minority candidates) are in the pool from which nominees are chosen and strive to obtain diverse candidates by searching in traditional corporate environments, as well as government, academia, and non-profit organizations.

Any stockholder of record who is entitled to vote for the election of directors may nominate persons for election as directors if timely written notice in proper form of the intent to make a nomination at the Annual Meeting is received by the Company at National Oilwell Varco, Inc., 7909 Parkwood Circle Drive – 7th Floor, Houston, TX 77036, Attention: Dwight W. Rettig, Secretary. The notice must be received no later than April 17, 2011 – 10 days after the first public notice of the Annual Meeting is first sent to stockholders. To be in proper form, the notice must contain prescribed information about the proponent and each nominee, including such information about each nominee as would have been required to be included in a proxy statement filed pursuant to the rules of the SEC had such nominee been nominated by the Board of Directors.

Director Qualifications

The Company believes that each member of its Board of Directors possess the basic attributes of being a director of the Company, namely having a reputation for integrity, honesty, candor, fairness and discretion. Each director has also become knowledgeable in major aspects of the Company's business and operations, which has allowed the Board to provide better oversight functions to the Company. In addition to the experience, qualifications and skills of each director set forth in their biographies starting on page 8 of this proxy statement, the Company also considered the following factors in determining that the board member should serve on the Board:

Mr. Armstrong provides valuable service and experience to the Audit Committee, due to his experience serving as an auditor for a major accounting firm, 30 years of being a certified public accountant and seven years of experience serving as a chief financial officer. Mr. Armstrong has been an officer of a publicly traded energy company since 1981, occupying positions of increasing importance ranging from controller, to CFO, to COO and CEO. Through service in these roles, he gained extensive experience in assessing the risks associated with various energy industry cycles. He also gained valuable outside board experience from his previous tenure as a director of BreitBurn Energy Partners.

Mr. Beauchamp has served as the chief executive officer and chairman of the board of a publicly traded company for the past ten years. Mr. Beauchamp has extensive business experience in the information technology sector, including occupying positions in the areas of sales, marketing, research and development and corporate development. Mr. Beauchamp's experience outside the energy industry helps provide a different perspective for the Company. He has a bachelor's degree in finance, as well as a masters degree in management.

Mr. Guill provides valuable service and experience to the Audit Committee, due to his MBA degree, 18 years of experience in investment banking and ten years of experience in private equity. Mr. Guill also served as president of a private investment firm focused on the energy sector. Mr. Guill has 29 years of experience in the energy industry as an investment banker and private equity investor. Mr. Guill also gained valuable outside board experience from his previous tenures as a director of: Dresser, Inc., Quanta Services, Inc., T-3 Energy Services, Inc., Chart Industries, Inc., Trico Marine Services, Inc. and the general partner of Cheniere Energy Partners, L.P.

Mr. Harrison provides valuable service and experience to the Audit Committee, due to his MBA degree, 25 years of being a certified management accountant and 13 years of experience serving as a chief financial officer and chief accounting officer of publicly traded companies. Mr. Harrison has 40 years of continuous experience in major domestic and foreign companies in a variety of different industries. Mr. Harrison's experience outside the energy industry helps provide a different perspective for the Company. He has a bachelor's degree in accounting. He has also gained valuable outside board experience from his tenure as a director of Navistar International Corporation and James Hardie Industries.

Mr. Jarvis served as the chief executive officer and chairman of the board of a publicly traded company in the oil and gas industry for ten years. Mr. Jarvis has extensive experience in the oil and gas exploration business involving the drilling, completion and production of oil and gas wells, both offshore and onshore. As a result of this extensive experience, Mr. Jarvis is very familiar with the strategic and project planning processes that impact the Company's business.

He also gained valuable outside board experience from his previous tenure as a director of the Bill Barret Corporation.

Mr. Mattson provides valuable service and experience to the Audit Committee, due to his MBA degree and 37 years of financial experience, including 18 years as a chief financial officer of four different companies. Mr. Mattson has extensive experience in the oil service business, having worked in that industry for over 30 years. He also has extensive mergers and acquisitions experience of over 30 years on a global basis. Mr. Mattson has dealt with all facets of potential risk areas for a global energy service company, as a former chief financial officer of Baker Hughes, and brings that experience and perspective to the Company.

Mr. Miller has been an officer of a publicly traded company since 1996, occupying positions of increasing importance from business group president, to COO, to CEO. Mr. Miller has extensive experience with the Company and the oil service industry. Mr. Miller has an MBA degree, and is a graduate of the US Military Academy, West Point. Mr. Miller has also gained valuable outside board experience from his previous tenure as a director of Penn Virginia Corporation and his current tenure as a director of Chesapeake Energy Corporation.

Mr. Smisek has been an executive officer of a publicly traded company since 1995, occupying positions of increasing importance ranging from General Counsel, to President and COO, to Chairman and CEO. Mr. Smisek has extensive business experience in the airline industry, which helps provide a different perspective for the Company. Mr. Smisek has a law degree and has prior experience practicing law for a major law firm, which provides him with extensive experience in assessing and dealing with different types of risks. He has also gained valuable outside board experience from his tenure as a director and chairman of the board of Continental Airlines, and his current tenure as a director of United Continental Holdings.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight to the Company's financial reporting process through periodic combined and separate meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

The Board of Directors has determined that all of the members of the Audit Committee are independent based on the guidelines set forth by the NYSE and SEC rules for the independence of Audit Committee members. The Audit Committee held eight (8) meetings in 2010, and at each regularly scheduled quarterly meeting met in executive session with both the internal audit director and the independent audit partner, without management being present.

The Audit Committee reviewed and discussed with senior management the audited financial statements included in the Company's Annual Report on Form 10-K. Management has confirmed to the Audit Committee that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles.

The Audit Committee discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as may be modified or supplemented. SAS No. 61 requires independent auditors to communicate certain matters related to the conduct of an audit to those who have responsibility for oversight of the financial reporting process, specifically the audit committee. Among the matters to be communicated to the audit committee are: (1) methods used to account for significant unusual transactions; (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (3) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and (4) disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements. In addition, the Audit Committee reviewed with Ernst & Young their judgment as to the quality, not just the acceptability, of the Company's accounting principles.

The Audit Committee has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communication with the Audit Committee concerning independence, and has discussed Ernst & Young's independence with Ernst & Young.

Based on the review of the financial statements, the discussion with Ernst & Young regarding SAS No. 61, the discussion with Ernst & Young of the applicable requirements of the Public Company Accounting Oversight Board concerning independence, and receipt from them of the required written disclosures, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2010 Annual Report on Form 10-K.

Notwithstanding the foregoing, the Audit Committee's charter clarifies that it is not the Audit Committee's duty to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of financial statements in accordance with GAAP. Management is also responsible for assuring compliance with laws and regulations and the Company's corporate policies, subject to the Audit Committee's oversight in the areas covered by the Audit Committee's charter. The independent auditors are responsible for expressing opinions on those financial statements and on the effectiveness of the Company's internal control over financial reporting.

Members of the Audit Committee

David D. Harrison, Committee Chairman
Greg L. Armstrong
Ben A. Guill
Eric L. Mattson

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS PROPOSAL NO. 2 ON THE PROXY CARD

Information Regarding our Independent Auditors

The Audit Committee of the Board of Directors has reappointed Ernst & Young LLP as independent auditors for 2011. Stockholders are being asked to vote upon the ratification of the appointment. Representatives of Ernst & Young will attend the Annual Meeting, where they will be available to respond to appropriate questions and have the opportunity to make a statement if they desire.

Vote Required for Approval

The proposal to ratify the appointment of Ernst & Young LLP as independent auditors will require approval of a majority of the shares of our common stock entitled to vote and present in person or by proxy. In accordance with NYSE rules, a proposal to ratify independent auditors is considered to be a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions within the time period specified in the voting instructions submitted by such brokerage firms. Abstentions, which will be counted as votes present for the purpose of determining a quorum, will have the effect of a vote against the proposal. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the ratification of the appointment of Ernst & Young LLP as independent auditors.

Audit Fees

The Audit Committee pre-approves all services provided by the Company's independent auditors to the Company and its subsidiaries. Consideration and approval of such services generally occurs in the regularly scheduled quarterly meetings of the Audit Committee. The Audit Committee has delegated the Chairman of the Audit Committee to pre-approve allowed non-audit services, subject to review by the full committee at the next regularly scheduled meeting. The Audit Committee has considered whether the provision of all services other than those rendered for the audit of the Company's financial statements is compatible with maintaining Ernst & Young's independence and has concluded that their independence is not compromised.

The following table sets forth Ernst & Young LLP's fees for services rendered during 2009 and 2010. All services provided by Ernst & Young LLP were pre-approved by the Audit Committee.

	2010	2009
	(in thousands)	
Audit Fees	$6,692	$6,001
Audit Related Fees[1]	222	653
Tax Fees[2]	4,396	3,212
All Other Fees	-	-
Total	$ 11,310	$ 9,866

[1]Consists primarily of fees for audits of employee benefit plans, due diligence related to acquisition transactions, and international accounting consultations.
[2]Consists primarily of fees for compliance, planning and advice with respect to various domestic

and foreign corporate tax matters.

Your Board of Directors recommends that you vote "FOR" the proposal to ratify the appointment of Ernst & Young LLP.

APPROVAL OF COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS – PROPOSAL NO. 3 ON THE PROXY CARD

A proposal will be presented at the meeting asking stockholders to approve on an advisory basis the compensation of the Company's named executive officers as described in this proxy statement.

Why You Should Approve our Executive Compensation Program

The Company's compensation philosophy is designed to attract and retain executive talent and emphasize pay for performance, including the creation of shareholder value. The Company encourages its stockholders to read the Executive Compensation section of this proxy statement, including the compensation tables, as well as the Compensation Discussion and Analysis (CD&A) section of this proxy statement, for a more detailed discussion of our compensation programs and policies. The Company believes its compensation programs and policies are appropriate and effective in implementing its compensation philosophy and in achieving its goals, and that they are aligned with stockholder interests and worthy of continued stockholder support.

We believe that stockholders should consider the following in determining whether to approve this proposal:

Compensation Program is Highly Aligned with Stockholder Value

An important portion of the Company's executives' compensation is directly linked to the Company's performance and the creation of stockholder value because an important piece of their compensation is in the form of long-term incentive awards. The Company's long-term incentive awards consist of: stock options and performance-based restricted stock. We believe this mix appropriately motivates long-term performance and rewards executives for both absolute gains in share price and relative financial performance against a designated peer group.

Strong Pay-for-Performance Orientation

- *Incentive Plan awards are aligned with our performance:* For 2010, we made bonus payments to the Company's named executive officers at the "maximum" level payout because our financial results were well in excess of our financial goals set for 2010. Our strong financial performance in 2010 was also reflected in the very positive movements in the Company's stock price during the year, which created significant value for our stockholders.

- *Base salaries:* In 2010, the Company increased salaries for its named executive officers and CEO as a result of the Company's continued strong financial and operational performance.

Compensation Program Has Appropriate Long-term Orientation

- *Minimum three-year vesting for equity awards:* The Company encourages a long-term orientation by its executives by using three-year vesting requirements for options and performance based restricted stock.

Summary of Good Governance and Risk Mitigating Factors

- *Limited Bonus payouts:* Bonus awards cannot exceed 200% of target, limiting excessive awards for short-term performance.

- *Balanced pay mix:* The mix of pay is balanced between annual and long-term.

- *Multiple year vesting of long-term incentives:* Long-term incentive awards do not fully vest until a minimum of three years after the grant.

- *CEO Pay:* CEO base salary compensation has generally been well below median, in spite of the Company's strong financial and operational performance over the past few years, due to the CEO declining increases in base salary recommended by the Compensation Committee and voluntarily reducing his base salary in 2009.

The Company's compensation program for its named executive officers has been thoughtfully designed to support the Company's long-term business strategies and drive creation of stockholder value. The program does not encourage excessive risk-taking by management. It is aligned with the competitive market for talent, and very sensitive to Company performance. The Company believes its program delivers reasonable pay which is strongly linked to Company performance over time.

The following resolution will be submitted for a stockholder vote at the 2011 annual meeting:

"RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers listed in the 2010 Summary Compensation Table included in the proxy statement for this meeting, as such compensation is disclosed pursuant to Item 402 of Regulation S-K in this proxy statement under the section entitled "Executive Compensation", including the compensation tables and other narrative executive compensation disclosures set forth under that section, as well as the section in the proxy statement entitled "Compensation Discussion and Analysis".

This advisory vote on the compensation of the Company's named executive officers gives stockholders another mechanism to convey their views about the Company's compensation programs and policies. Although your vote on executive compensation is not binding on the Company, the Board values the views of stockholders. The Board and Compensation Committee will review the results of the vote and take them into consideration in addressing future compensation policies and decisions.

Your Board of Directors recommends that you vote "FOR" the proposal to approve the compensation of our named executive officers.

FREQUENCY OF ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION – PROPOSAL NO. 4 ON THE PROXY CARD

In Proposal No. 3, stockholders are being asked to cast a non-binding advisory vote with respect to the compensation of the Company's named executive officers named in the Summary Compensation Table. This advisory vote is typically referred to as a "say-on-pay" vote. In this proposal, the Board of Directors is also asking stockholders to cast a non-binding advisory vote on how frequently say-on-pay votes should be held in the future. Stockholders will be able to cast their votes on whether to hold say-on-pay votes every one, two or three years. Alternatively, you may abstain from casting a vote.

The following resolution will be submitted for a stockholder vote at the 2011 annual meeting:

"RESOLVED, that the option of once every year, two years or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold an advisory vote on the compensation of the Company's named executive officers listed in the annual proxy statement."

This advisory vote is not binding on the Board. The Board acknowledges that there are a number of points of view regarding the relative benefits of annual and less frequent say-on-pay votes. Accordingly, the Board intends to hold say-on-pay votes in the future in accordance with the alternative that receives the most stockholder support.

Your Board of Directors recommends that you vote to approve the compensation of our named executive officers every year.

APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR THE ANNUAL ELECTION OF ALL DIRECTORS PROPOSAL NO. 5 ON THE PROXY CARD

The Board of Directors has approved, and recommends your approval of, the amendment to our Amended and Restated Certificate of Incorporation that would provide for the phased-in elimination of the classification of the Board and the annual election of all directors.

Our Board of Directors is currently divided into three classes, and members of each class are elected to serve for staggered three-year terms. If the amendment is adopted, directors elected prior to the filing of the amendment with the Secretary of State of the State of Delaware (including directors elected at the 2011 Annual Meeting) will complete their three-year terms and, thereafter, such directors or their successors would be elected to one-year terms. Therefore, beginning with the 2014 Annual Meeting, the declassification of the Board would be complete and all directors would be subject to annual election.

In approving the amendment, the Board and the Nominating/Corporate Governance Committee considered carefully the advantages of both classified and declassified boards. A classified board of directors provides continuity and stability in pursuing the Company's business strategies and policies, reinforces the Company's commitment to a long-term perspective and increases the Board's negotiating leverage when dealing with a potential acquirer. However, many investors believe these advantages are outweighed by the inability of stockholders to evaluate and elect all directors on an annual basis. The Board concluded that the amendment of our Amended and Restated Certificate of Incorporation to declassify the Board is in the best interests of the Company and our stockholders. Approval of the amendment will cause Section I of the Fifth Article of the Amended and Restated Certificate of Incorporation to be amended in its entirety. A copy of Section I of the Fifth Article as it is proposed to be amended is attached to this proxy statement as Annex I. If the proposed amendment is approved by our stockholders, the Board will also make conforming and technical changes to the Company's Amended and Restated Bylaws as may be necessary or appropriate to phase out the classification of the Board. If the proposed amendment is not approved, the Board will remain classified and the Company's bylaws will not be revised.

Your Board of Directors recommends that you vote "FOR" the proposal to approve the amendment of our Amended and Restated Certificate of Incorporation to eliminate the classified board.

APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK – PROPOSAL NO. 6 ON THE PROXY CARD

The Board of Directors has approved, and recommends your approval of, an amendment to our Amended and Restated Certificate of Incorporation to increase the number of shares of Common Stock, par value $.01 per share, that the Company has authority to issue from 500,000,000 to 1,000,000,000. The additional shares of Common Stock that will be available for issuance if this proposal is approved will be identical in terms to the shares of Common Stock currently authorized under our Amended and Restated Certificate of Incorporation.

If the proposed amendment is approved, the first paragraph of Part I of the Fourth Article of our Amended and Restated Certificate of Incorporation will read as follows:

> "The total number of shares of stock that the Corporation shall have authority to issue is, 1,010,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of common stock, par value $.01 per share ("Common Shares") and (ii) 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock")."

As of March 28, 2011, 422,675,128 shares of Common Stock were issued and outstanding and an aggregate of 17,333,353 shares were reserved for current and future awards under our Long-Term Incentive Plan. As a result, we have only 59,991,519 shares of our Common Stock available for issuance. While the Company does not have any current plans, agreements or understandings to issue additional shares of Common Stock (other than pursuant to our Long-Term Incentive Plan), the Board believes that it is desirable to have the additional authorized shares of Common Stock to promptly and appropriately respond to future business opportunities, such as acquisition transactions, capital raising transactions, stock dividends or stock splits, and other general corporate purposes that have not yet been identified. All authorized but unissued shares of Common Stock, including the additional shares of Common Stock authorized by this proposed amendment, will be available for issuance without further authorization of the stockholders, unless stockholder action is required by applicable law or the rules of a stock exchange on which the Common Stock is listed. Stockholders do not have preemptive rights to subscribe for or purchase additional shares of Common Stock.

Issuing additional shares of Common Stock or rights to acquire additional shares of Common Stock could have the effect of diluting the stock ownership, earnings per share and voting power of existing stockholders, except in pro rata distributions such as stock dividends and stock splits. In addition, the increase in the number of authorized shares of Common Stock may have an incidental anti-takeover effect, although that is not the intention of this proposal. Shares of authorized and unissued Common Stock could (within the limits imposed by applicable law) be issued in one or more transactions that would make a change of control of the Company more difficult, and therefore less likely. For example, without further stockholder approval, the increase in the number of authorized shares of Common Stock could permit our Board to approve our issuance of Common Stock to persons supportive of our incumbent management. Those persons might then be in a position to vote to prevent or delay a proposed business combination or other change-of-control transaction that is deemed unacceptable to our Board, although perceived to be desirable by some of our stockholders. Although these potential anti-takeover effects are inherent in the proposed amendment, our Board does not view the increase in the number of authorized shares of Common Stock as an anti-takeover measure, and the amendment is not being made in response to any specific proposed or contemplated change-of-control transaction or effort by any third party.

Your Board of Directors recommends that you vote "FOR" the proposal to approve the amendment to our Amended and Restated Certificate of Incorporation to increase the

number of authorized shares of common stock.

STOCKHOLDER PROPOSAL REGARDING REPORT ON POLITICAL CONTRIBUTIONS AND EXPENDITURES – PROPOSAL NO. 7 ON THE PROXY CARD

Your Board of Directors recommends that you vote "AGAINST" this proposal.

The Company has been advised that The Nathan Cummings Foundation, 475 Tenth Avenue, 14th Floor, New York, New York 10018, a beneficial owner of 700 shares of the Company's common stock, intends to submit the proposal set forth below at the 2011 annual meeting.

"Resolved, the shareholders of National Oilwell Varco ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the Board of Directors' Audit Committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of National Oilwell Varco, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the Company to reputational and business risks that could threaten long-term shareholder value.

Relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring National Oilwell Varco in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform."

The Board recommends that you vote "AGAINST" this proposal for the following reasons:

The Company does not allow use of its own corporate funds or resources for participation or intervention in any political campaign on behalf of, or in opposition to, any candidate for public office, or allow use of such funds or resources to influence the general public, or segments thereof, with respect to public elections or referenda. The Company fully supports its employees involvement in the political process. However, employee participation in the political process must be done on the employee's own time and expense. Employees are not permitted use of Company property, facilities, time or funds for political activities. Further, employees are not permitted to make any political contribution as a representative of the Company. The Company's position regarding political contributions and expenditures is posted on the Company's website.

Because the Company does not allow use of its corporate funds or resources for such political activities and the Company has disclosed its position regarding political contributions and expenditures on the Company's website, the Board believes that additional disclosure is unnecessary and would not further the interests of the Company's stockholders. **Therefore, the Board recommends that you vote "AGAINST" this proposal.**

CORPORATE GOVERNANCE

National Oilwell Varco's Board of Directors is committed to promoting transparency in reporting information about the Company, complying with the spirit as well as the literal requirements of applicable laws, rules and regulations, and corporate behavior that conforms to corporate governance standards that substantially exceed the consensus view of minimum acceptable corporate governance standards. The Board of Directors adopted Corporate Governance Guidelines which established provisions for the Board's composition and function, Board committees and committee membership, evaluation of director independence, the roles of the Chairman of the Board, the Chief Executive Officer and the Lead Director, the evaluation of the Chief Executive Officer, regular meetings of non-management directors, board conduct and review, selection and orientation of directors, director compensation, access to management and independent advisors, and annual review of the Corporate Governance Guidelines. A copy of the Corporate Governance Guidelines is attached to this Proxy Statement as Appendix IV, and is also available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of the Corporate Governance Guidelines, as well as its Committee charters, to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.

Director Independence

The Corporate Governance Guidelines address, among other things, standards for evaluating the independence of the Company's directors. The Board undertakes an annual review of director independence and considers transactions and relationships during the prior year between each director or any member of his or her immediate family and the Company and its affiliates, including those reported under "Certain Relationships and Related Transactions" in this Proxy Statement. In February 2011, as a result of this annual review, the Board affirmatively determined that a majority of the members of the Board of Directors are independent of the Company and its management under the standards set forth in the Corporate Governance Guidelines. The following directors were affirmed as independent: Greg L. Armstrong, Robert E. Beauchamp, Ben A. Guill, David D. Harrison, Roger L. Jarvis, Eric L. Mattson, and Jeffery A. Smisek.

Board Leadership

Currently, the roles of Chairman of the Board and Chief Executive Officer are combined at the Company. The Company believes that effective corporate governance, including the independent oversight of management, does not require that the Chairman of the Board be an independent director or that the offices of Chairman and Chief Executive Officer be separated. The Company believes that its stockholders are best served by a Board that has the flexibility to establish a leadership structure that fits the needs of the Company at a particular point in time.

The Board believes that our current Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with our business and most capable of effectively identifying strategic priorities and leading the discussion and execution of our strategy. The Board also believes that the combined role of Chairman and Chief Executive Officer facilitates information flow between management and the Board.

To assist with providing independent oversight of management and the Company's strategy, the non-management members of the Board of Directors have appointed Greg L. Armstrong, an independent director, as Lead Director. The Lead Director is responsible for: (1) developing the agenda for, and presiding over the executive sessions of, the Board's non-management directors, (2) facilitating communications between the Chairman of the Board and other members of the Board, (3) coordinating, with the Chairman, the assessment of the committee structure, organization, and charters, and evaluating the need for any changes, (4) acting as principal liaison between the non-management directors and the Chief Executive Officer on matters dealt with in executive session, and (5) assuming such further tasks as the independent directors may determine.

The Board also holds executive sessions on a quarterly basis at which only non-employee directors are present. In addition, the committees of the Board provide independent oversight of management. Each of the committees of the Board is composed entirely of independent directors.

The Board has concluded that the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described above, is in the best interest of stockholders because it provides an appropriate balance between our Chairman's ability to lead the Board and the Company and the ability of our independent directors, under the leadership of our Lead Director, to provide independent objective oversight of our management.

Board Role in Risk Oversight

The Board of Directors and its committees help conduct certain risk oversight functions for the Company. The Board is periodically advised on the status of various factors that could impact the business and operating results of the Company, including oil and gas prices and the Company's backlog for drilling equipment. The full Board is also responsible for reviewing the Company's strategy, business plan, and capital expenditure budget at least annually. Through these various functions, the Board is able to monitor these risks and assist the Company in determining whether certain mitigating actions, if any, need to be taken.

The Audit Committee serves an important role in providing risk oversight, as further detailed in its charter. One of the Audit Committee's primary duties and responsibilities is to monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures. The Audit Committee is also responsible for establishing procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and providing an avenue of communication among the independent auditors, management, the internal audit function and the Board. In addition, the Audit Committee monitors the Company's compliance with legal and regulatory requirements. The Company considers the Audit Committee an important part of the risk management process, and senior management works closely with the Audit Committee on these matters in managing material risks to the Company.

The other committees of the Board also assist in the risk oversight function. The Nominating/Corporate Governance Committee is responsible for ensuring that the Board and its committees are appropriately constituted so that the Board and its directors may effectively meet their fiduciary obligations to stockholders and the Company. The Nominating/Corporate Governance Committee is also responsible for monitoring and evaluating on an annual basis the effectiveness of the Board and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines. The Compensation Committee is responsible for compensation of the Company's directors and executive officers. These various responsibilities of these committees allow them to work with the Company to make sure these areas do not pose undue risks to the Company.

Risk Assessment in Compensation Programs

Consistent with SEC disclosure requirements, the Company and its Compensation Committee have assessed the Company's compensation programs and have concluded that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Company management and the Compensation Committee assessed the Company's executive and broad-based compensation programs to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. Although we reviewed all material compensation programs, we focused on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout.

During such review, it was noted that the variable forms of compensation, namely the annual cash incentive bonus program and long-term equity incentives, have structural limitations and other mitigating controls, which are designed to prevent the Company from being exposed to unexpected or unbudgeted materially adverse events. For example, bonus payments to an executive under the annual cash incentive bonus program are capped at a certain percentage of the executive's base salary, and the number of shares of restricted stock and stock options granted under the Company's long-term equity incentive plan are fixed amounts of shares.

After such review and assessment, the Company and the Compensation Committee believe that the Company's compensation policies and practices do not create inappropriate or unintended significant risk to the Company as a whole. The Company and the Compensation Committee also believe that the Company's incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage significant risks, and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Policies on Business Ethics and Conduct

The Company has a long-standing Business Ethics Policy. In April 2003, the Board adopted the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers. These codes are designed to focus the Board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help to foster a culture of honesty and accountability. As set forth in the Corporate Governance Guidelines, the Board may not waive the application of the Company's policies on business ethics and conduct for any Director or Executive Officer. Copies of the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers (attached to this Proxy Statement as Appendixes V and VI, respectively), as well as the code of ethics applicable to employees of the Company, are available on the Company's website, www.nov.com, under the Investor Relations/Corporate Governance section. The Company will furnish print copies of these Codes to interested stockholders without charge, upon request. Written requests for such copies should be addressed to: Dwight W. Rettig, Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.

Communications with Directors

The Board has provided a process for interested parties to communicate with our non-management directors. Parties wishing to communicate confidentially with our non-management directors may do so by calling 1-800-372-3956. This procedure is described on the Company's website, www.nov.com, in the Investor Relations/Corporate Governance section. Calls to this number will be answered by an independent, automated system 24 hours a day, 365 days a year.

A transcript of the call will be delivered to a member of the Audit Committee. Parties wishing to send written communications to the Board, other than sales-related communications, should send a letter addressed to the member or members of the Board to whom the communication is directed, care of the Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas, 77036. All such communications will be forwarded to the Board member or members specified.

Director Attendance at Annual Meetings

The Company does not have a formal policy with respect to director attendance at annual stockholder meetings. In 2010, all members of the Board were in attendance at the annual meeting.

NYSE Corporate Governance Matters

As a listed company with the NYSE, our Chief Executive Officer, as required under Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violation by the company of NYSE Corporate Governance listing standards as of the date of the certification. On May 17, 2010, the Company's Chief Executive Officer submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards.

On February 23, 2011, the Company filed its 2010 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

EXECUTIVE OFFICERS

The following persons are our current executive officers. The executive officers of the Company serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board of Directors. None of the executive officers, directors, or nominees for director has any family relationships with each other.

Name	Age	Position	Biography
Merrill A. Miller, Jr.	60	President and Chief Executive Officer	Mr. Miller has served as the Company's President since November 2000, Chief Executive Officer since May 2001 and Chairman of the Board since July 22, 2005. Mr. Miller also served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served in various senior executive positions with the Company since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration, and marketing of onshore oil and natural gas properties in the United States.
Robert W. Blanchard	49	Vice President, Corporate Controller and Chief Accounting Officer	Mr. Blanchard has served as the Company's Vice President, Corporate Controller and Chief Accounting Officer since May 2005. Mr. Blanchard served as Controller of Varco from 1999 and as its Vice President from 2002 until its merger with the Company on March 11, 2005.
Mark A. Reese	52	President – Rig Technology	Mr. Reese has served as President – Rig Technology since August 2007. Mr. Reese served as President – Expendable Products from January 2004 to August 2007. He served as President of the Company's Mission Products Group from August 2000 to January 2004. From May 1997 to August 2000 he was Vice President of Operations for the Company's Distribution Services Group.
Dwight W. Rettig	50	Senior Vice President, General Counsel and Secretary	Mr. Rettig has served as the Company's Senior Vice President since February 2009, as the Company's Vice President and General Counsel since February 1999, and from February 1998 to February 1999 as General Counsel of the Company's Distribution Services Group.

Name	Age	Position	Biography
Clay C. Williams	48	Executive Vice President and Chief Financial Officer	Mr. Williams has served as the Company's Executive Vice President since February 2009, and as the Company's Senior Vice President and Chief Financial Officer since March 2005. He served as Varco's Vice President and Chief Financial Officer from January 2003 until its merger with the Company on March 11, 2005. From May 2002 until January 2003, Mr. Williams served as Varco's Vice President Finance and Corporate Development. From February 2001 until May 2002, and from February 1997 until February 2000, he served as Varco's Vice President—Corporate Development. Mr. Williams serves as a director of Benchmark Electronics, Inc., a company engaged in providing electronic manufacturing services in the United States and internationally.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners

Based on information filed with the SEC as of the most recent practicable date, this table shows the number and percentage of shares beneficially owned by owners of more than five percent of the outstanding shares of the common stock of the Company at December 31, 2010. The number and percentage of shares of common stock beneficially owned is based on 421,141,751 shares outstanding as of December 31, 2010.

5% Owners	No. of Shares	Percent of Class
BlackRock, Inc. (1) 40 East 52nd Street New York, NY 10022	27,257,509	6.5%

(1) Shares owned at December 31, 2010, as reflected in Amendment No.1 to Schedule 13G filed with the SEC on February 7, 2011 by BlackRock, Inc. ("Blackrock"). Within the Blackrock group are the following subsidiaries: BlackRock Japan Co. Ltd., BlackRock Advisors (UK) Limited, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, Blackrock Investment Management (Australia) Limited, BlackRock Investment Management (Korea) Ltd., BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock Fund Managers Limited, BlackRock Asset Management Ireland Limited, BlackRock International Limited, and BlackRock Investment Management (UK) Limited.

Security Ownership of Management

This table shows the number and percentage of shares of the Company's common stock beneficially owned as of March 28, 2011 by each of our current directors and executive officers and by all current directors and executive officers as a group. The number and percentage of shares of common stock beneficially owned is based on 422,675,128 shares outstanding as of March 28, 2011. Beneficial ownership includes any shares as to which the director or executive officer has the right to acquire within 60 days of March 28, 2011 through the exercise of any stock option, warrant or other right. Each stockholder has sole voting and investment power, or shares these powers with his spouse, with respect to the shares beneficially owned.

Name of Individual	Shares Beneficially Owned		
	Number of Common Shares[1]	Outstanding Options Exercisable Within 60 Days	Percent of Class*
Greg L. Armstrong	16,245	47,158	*
Robert E. Beauchamp	25,901	42,158	*
Robert W. Blanchard	55,490	20,000	*
Ben A. Guill	30,215	47,158	*
David D. Harrison	14,901	47,158	*
Roger L. Jarvis	10,000	87,158	*
Eric L. Mattson	44,791	60,538	*
Merrill A. Miller, Jr.	600,404	261,667	*
Mark A. Reese	53,121	20,000	*
Dwight W. Rettig	54,654	30,667	*
Jeffery A. Smisek	27,289	38,500	*
Clay C. Williams	155,129	203,226	*
All current directors and executive officers as a group (12 persons)	1,088,140	905,388	*

*Less than 1 percent.

[1]Includes shares deemed held by executive officers and directors in the Company's 401(k) plans and deferred compensation plans.

COMPENSATION DISCUSSION AND ANALYSIS

General Overview

National Oilwell Varco's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee establishes specific compensation levels for the Company's executive officers and administers the Company's long-term incentive award plans. The Compensation Committee's objective regarding executive compensation is to design and implement a compensation program that will attract and retain the best available individuals to serve on the Company's executive team and properly incentivize those executives to achieve the Company's short-term and long-term financial and operational goals. To this end, the Compensation Committee strives to provide compensation packages for key executives that generally offer compensation opportunities in the median range of oilfield service companies described below. Data sources reviewed by the Compensation Committee and its independent compensation consultants include industry survey groups, national survey databases, proxy disclosures and general trend data, which are updated annually. The Compensation Committee reviews all elements of executive compensation both separately and in the aggregate.

Major components of the executive compensation program for 2010 were base salary, participation in the Company's annual cash incentive (bonus) plan and the grant of non-qualified stock options and performance-based restricted stock awards (long-term incentives).

Compensation Philosophy

The Company believes it is important for each executive to have a set amount of cash compensation, in the form of base salary, that is not dependent on the performance or results of the Company. The Company recognizes that a certain amount of financial certainty must be provided to its executives as part of their compensation.

While the Company believes a competitive base salary is needed to attract and retain talented executives, the Company's compensation program also places a strong emphasis on performance driven annual and long-term incentives to align the executive's interests with stockholder value. The annual and long-term incentives are calculated and paid based primarily on financial measures of profitability and stockholder value creation. Executives of the Company have the incentive of increasing the Company's profitability and stockholder return in order to earn a major portion of their compensation package.

The Company seeks to structure a balance between achieving strong short-term annual results and ensuring the Company's long-term success and viability. The Company wants each of its executives to balance his focus between the Company's day-to-day operational performance and the Company's long-term goals and strategies. To reinforce the importance of balancing these perspectives, the Company's executives are provided both short and long-term incentives.

Base salary is designed to compensate the executive for his performance of his normal, everyday job functions. The Company's annual cash incentive (bonus) plan and long-term incentives are designed to reward the executive for executing business plans that will benefit the Company in the short and long-term. The Company believes that the mix of short and long-term incentives allows the Company to deliver results aligned with the interests of stockholders. Stock options create a focus on share price appreciation, while the annual cash incentive (bonus) and performance-based restricted stock awards emphasize financial performance, both absolute and relative.

Given the inherent nature of this form of compensation, the Company understands that its annual cash incentives and long-term compensation will result in varying compensation for its executives each year. Because of this, the Company has tried to design its annual cash incentives and long-term compensation program in such a way to provide substantive financial benefits to its executives during times when the Company's financial and operational performance is strong, while motivating executives to stay with the Company during times when the Company's performance may not be as strong.

There are no compensation policy differences among the individual executives, except that the more senior officers, such as the chief executive officer, receive higher compensation consistent with their increased responsibilities. These differences are reviewed and considered in connection with the compensation analysis performed by the Compensation Committee.

Competitive Positioning

Because of these goals and objectives for executive compensation, the Company believes each element of compensation should be properly designed, as well as competitive with the marketplace, to incentivize its executives in the manner stated above.

As part of its process to establish compensation levels for the Company's named executive officers, the Compensation Committee compares total compensation and base salary for each of its named executive officers against the median total compensation and median base salary earned by comparable executive officers at companies in a designated peer group. When analyzing peer group data, the Compensation Committee does not establish a specific numeric range around the median data points, which it considers reasonable or acceptable. Rather, in setting compensation for any particular named executive officer, the Compensation Committee considers any variance from the median, taking into account other factors as discussed below, and determines whether such variance is appropriate. If the Compensation Committee determines that any variance is unwarranted, the Compensation Committee will make appropriate adjustments to the compensation levels.

The Company does not target a specific percentile of its designated peer group for its annual cash incentive compensation or its long-term equity compensation. The Compensation Committee recognizes that these elements of compensation can vary significantly in value from year to year, making comparisons to peer group data less meaningful.

In January 2010, the Company engaged its compensation consultant, Mercer Human Resource Consulting ("Mercer"), to conduct a review of senior executive compensation, using the following peer group against which to compare executive pay: Baker Hughes, Inc.; BJ Services Co.; Cameron International Corporation; FMC Technologies Inc.; Halliburton Co.; Schlumberger Ltd.; Smith International, Inc.; and Weatherford International Ltd. The peer group consisted of companies in the oilfield services sector with varying ranges of market capitalization and revenues. The Company's revenue and market capitalization prior to the time of such review were each near the median revenue and median market capitalization, respectively, for the peer group. The peer group was used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to those of the Company and have businesses that compete with the Company for executive talent. Benchmarking and aligning base salaries are critical to a competitive compensation program.

Mercer analyzed and compared each position's responsibilities and job title to develop competitive market data based on data from proxy statements. Mercer's proxy analysis focused on the top five executives. The executive compensation review covered the following elements of compensation: base salaries, annual bonuses, and equity compensation. Mercer generated data on each component of the Company's compensation program compared to the market 25th percentile, market 50th percentile, market 65th percentile and market 75th percentile of the designated peer group.

The Compensation Committee engaged its own independent compensation consultant, Frederic W. Cook & Co. ("Frederic Cook"), to update its annual competitive review of executive compensation for the Company's top five executives relative to its peer companies, as well as to analyze internal pay equity and share usage and dilution. Frederic Cook utilized the same peer group used by Mercer against which to compare executive pay. Frederic Cook analyzed and compared each position's responsibilities and job title to develop competitive market data based on data from proxy statements. Frederic Cook's proxy analysis focused on the top five executives. Its executive compensation review covered the following elements of compensation: base salaries, annual bonuses, and equity compensation. Frederic Cook generated data on the components of the Company's compensation program compared to the market 25th percentile, market 50th percentile, and market 75th percentile of the designated peer group.

Based on the compiled data and the comparisons prepared by Mercer and Frederic Cook, the Compensation Committee, in consultation with the Company and Frederic Cook, determined that the total direct compensation for the Company's named executive officers relative to the designated peer group was generally positioned between the market 25th percentile and the median of the peers, except for Mr. Miller, whose cash compensation was below the 25th percentile of the designated peer group, mainly due to Mr. Miller's voluntary base salary reduction in 2009. In terms of compensation mix, the Company's CEO closely mirrored that of his peers, while the Company's top two through five executives had a slightly lower concentration of their total compensation in equity than the peers.

Regarding internal pay equity, which is the concept of spread in compensation between the CEO and the next highest paid executive at a company, and the CEO and the average of the 2nd through 5th highest paid executives, the internal pay equity comparisons indicated that the Company's multiple was below the median of its peers under both measurements, placing the Company in a reasonable range. Regarding the Company's share run rate, the data indicated that the Company's levels slightly exceeded the median of the peers, likely due to the Company's use of stock options in its long-term equity incentive program. Overhang levels for the Company were determined to be below the median of the peers.

Components of Compensation

The following describes the elements of the Company's compensation program for 2010, why they were selected, and how the amounts of each element were determined.

Base Salary

Base salaries provide executives with a set level of monthly cash income. While the Compensation Committee is aware of competitive levels, actual salary levels are based on factors including individual performance and level and scope of responsibility. The Company does not give specific weights to these factors. The Compensation Committee determines median base salary levels by having Frederic Cook conduct a comprehensive review of information provided in proxy statements filed by oilfield service companies with varying ranges of market capitalization and revenues. Generally, each executive is reviewed by the Compensation Committee individually on an annual basis. Salary adjustments are based on the individual's experience and background, the individual's performance during the prior year, the general movement of salaries in the marketplace, our financial position and, for each executive other than the chief executive officer, the recommendations of our chief executive officer. The Compensation Committee does not establish specific, individual goals for the Company's named executive officers, other than the chief executive officer (see "Compensation of the Chief

Executive Officer" below for a discussion of the chief executive officer's goals). The Compensation Committee's analysis of the individual performance of any particular named executive officer, other than the chief executive officer, is subjective in nature and takes into account the recommendations of the chief executive officer. As a result of these factors, an executive's base salary may be above or below the targeted median at any point in time.

In Feburary 2010, the Compensation Committee reviewed with Frederic Cook the base salaries of the named executive officers. The Compensation Committee considered each named executive officer's base salary relative to his peers. The Compensation Committee also considered in its review of base salary compensation for the top five executives the scope and size of the Company and the financial and operating performance of the Company during 2009. The Compensation Committee also considered that the Company's named executive officers' last base salary adjustments occurred in February 2008.

Based on these factors, the Company's named executive officers, other than its chief executive officer, received the following salary increases in 2010: Mr. Williams – from $550,000 to $600,000; Mr. Reese – from $490,000 to $525,000; Mr. Rettig – from $450,000 to $500,000; and Mr. Blanchard – from $300,000 to $325,000. The Compensation Committee noted that those base salary adjustments would put the listed executives' base salary pay in or near the median base salary range. The salary adjustments in 2010 were made as a result of the successful financial and operating performance of the Company during 2009. The Compensation Committee agreed that in making such base salary adjustments, it was not deviating from the Company's stated philosophy of maintaining executive compensation in the median range of other similarly situated oilfield service companies.

Annual Incentive Award

The objectives of the Company's annual cash incentive bonus plan are to incent performance to achieve the Company's corporate growth and profitability goals, encourage smart investments and prudent employment of capital, and provide competitive compensation packages to attract and retain management talent.

Substantially all exempt employees, including executive officers, participated in the Company's annual incentive plan in 2010, aligning a portion of each employee's cash compensation with Company performance against a predetermined operating profit target. As in prior years, the incentive plan provided for cash awards if objectives related to the Company's achievement of a certain specified operating profit target based on the Company's financial plan were met. The Company's annual financial plan, including the Company's target operating profit level, is established through a comprehensive budget and financial planning process, which includes a detailed analysis of the Company's market outlook and available strategic alternatives, and is approved by the Board each year.

The designated performance objective under the incentive plan is the Company's operating profit. Each participant is assigned a target level percentage bonus, which ranges from 5% to 120% of salary, depending on the level of the participant. There are three multiplier levels of the target level percentage bonus set under the incentive plan using this single performance metric – minimum (10%), target (100%) and maximum (200%). Based on the Company's annual financial plan, each level is assigned a specified operating profit net of the bonus expense. Entry level is the "minimum" level of operating profit for which the Company provides an annual incentive payout. If the Company's operating profit is less than the entry level threshold, then there is no payout in that fiscal year. If the Company achieves the entry level threshold, the "minimum" level payout of 10% of the target level percentage bonus is earned. The target multiplier level (100% of the participant's applicable percentage of base salary) is earned when the target operating profit is reached by the Company. For the "maximum" level multiplier of

200% of the target level percentage bonus to occur, the Company's operating profit must equal or exceed the maximum operating profit goal that was set for the incentive plan. Results falling between the stated thresholds of minimum, target and maximum will result in an interpolated, or sliding scale payout.

The Compensation Committee believes the use of operating profit as the designated performance objective under the incentive plan best aligns the interests of the Company's stockholders and the Company's executive officers. The "target" objective is set at the target operating profit level provided under the Company's annual financial plan approved by the Board. The "target" objective is set at a level that the Company believes is challenging to meet but achievable if the Company properly executes its operational plan and market conditions are as forecasted by the Company at the beginning of the year. The "minimum" and "maximum" level of operating profit under the incentive plan are set based off of the "target" objective, so that the "minimum" objective is approximately 80% of the "target" objective and the "maximum" objective is approximately 110% of the "target" objective. The Compensation Committee believes this objective, formulaic measure allows the "minimum" objective to be set at a level that the Company can achieve even if forecasted market conditions are not as favorable as anticipated and/or the Company's operational plan is not executed as efficiently as planned. The "minimum" objective serves to motivate the Company's executives to continue to work towards executing the Company's operational plan if market conditions, which are generally outside the control of the Company, are not as favorable as forecasted. The Compensation Committee believes this objective, formulaic measure allows the "maximum" objective to be set at a level that would be very challenging for the Company to achieve. The Compensation Committee believes that, for the "maximum" objective to be achieved, a combination of market conditions being more favorable than initially forecasted and the Company executing its operational plan in a highly efficient manner would need to occur.

All participants in the incentive plan have a minimum of 25% of their bonus awards tied to the Company's consolidated corporate operating profit, while senior executives, including business unit heads, have a minimum of 50% of their bonus awards tied to the Company's consolidated corporate operating profit, with the remainder of their bonus awards, if applicable, tied to their business unit performance. 100% of each named executive officer's annual bonus award is tied to the operating profit of the Company. Participant award opportunities will vary depending upon individual levels of participation in the incentive plan (participation level). The Company designed the incentive plan with the idea that a portion of each executive's cash compensation should be tied to the financial and operating performance of the Company.

Payouts are calculated by multiplying (A) the performance result multiplier which can be anywhere from 10% (minimum) to 100% (target) to 200% (maximum), depending on operating profit performance by (B) the participant's base salary by (C) the participant's designated target percentage of base salary (participation level). For 2010, the chief executive officer's participation level was 120%, the chief financial officer's participation level was 80%, and the other executive officers' participation level was 75%. These participation level percentages are based on each executive's level of responsibility for the Company's financial performance.

The following examples calculate an annual incentive award payment for Mr. Miller assuming (1) the Company's 2010 operating profit was equal to the operating profit target set under the incentive plan and (2) the Company's 2010 operating profit exceeded the maximum operating profit target set under the incentive plan:

(1) 100% (performance result) x $950,000 (base salary) x 120% (participation level) = $1,140,000

(2) 200% (performance result) x $950,000 (base salary) x 120% (participation level) = $2,280,000

Additionally, certain key executives, including all executive officers, were subject to a 25% maximum adjustment to their bonus payouts. If a predetermined capital employed target (defined as total assets, excluding cash, minus total liabilities, excluding debt) was exceeded, the bonus payout would be reduced by up to 25%. If a predetermined capital employed target was not exceeded, the bonus payout would be increased by up to 25%; provided that in no event may the 200% maximum target incentive amount be exceeded. The Compensation Committee does not have the discretion to increase or decrease payouts under the Company's annual cash incentive bonus plan.

The predetermined capital employed modifier is set at the level provided under the Company's annual financial plan approved by the Board. For the Company's actual capital employed modifier not to exceed the predetermined capital employed modifier, and thus result in an increased bonus payment, the Company must efficiently and properly utilize and deploy the Company's assets. If the Company does not properly and efficiently deploy its assets, the actual capital employed modifier will exceed the predetermined capital employed modifier, and thus result in a reduced bonus payment. Results falling above or below the stated predetermined capital employed modifier will result in an interpolated, or sliding scale, percentage reduction or increase in the bonus payout.

Historically, the actual operating profit for the Company has fallen above and below the "target" objective, and the actual capital employed modifier has increased and decreased bonus payments. In years where market conditions were very favorable and the Company efficiently executed its operational plan, the Company's actual operating profit exceeded the "target" objective and the capital employed modifier increased bonus payments. In years where market conditions were not as favorable and the Company was not able to efficiently execute its operational plan, the Company's actual operating profit fell below the "target" objective (and in certain instances, the capital employed modifier reduced bonus payments). In the past eight years under the Company's annual incentive program, actual operating profit has exceeded the "target" objective five times, while actual operating profit has been below the "target" objective three times. During that same period, the capital employed modifier has resulted in a positive bonus payment adjustment three times, a negative bonus adjustment two times, and no adjustment three times.

Based on the Company's financial results - the Company's actual operating profit for 2010 exceeded the maximum operating profit target set under the Company's annual incentive plan, and after taking into account the capital employed modifier - bonus payments were made to the Company's named executive officers, other than its chief executive officer, as follows: Mr. Williams - $960,000; Mr. Reese - $787,500; Mr. Rettig - $750,000; and Mr. Blanchard - $487,500. These bonus payouts reflected the strong financial performance the Company achieved in 2010. The predetermined capital employed modifier for 2010 was compared to the actual capital employed number calculated for 2010. As a result of such calculation, it was determined that the capital employed modifier had no effect on the final payout amounts.

The Company's annual incentive plan is designed to reward its executives in line with the financial performance of the Company on an annual basis. When the Company is achieving strong financial results, its executives will be rewarded well through its annual incentive plan. The Company believes this structure helps keep the executives properly motivated to continue helping the Company achieve these strong results. While the executives' financial benefit is reduced during times when the Company's performance is not as strong, other forms of the Company's compensation program, namely its long-term incentive compensation as well as base salary, help motivate its executives to remain with the Company to help it achieve strong financial and operational results, thereby benefiting the executive, the Company and its stockholders.

Long-Term Incentive Compensation

The primary purpose of the Company's long-term incentive compensation is to focus its executive officers on a longer-term perspective in their managerial responsibilities. This component of an executive officer's compensation directly links the officers' interests with those of the Company's stockholders. In addition, long-term incentives encourage management to focus on the Company's long-term development and prosperity in addition to annual operating profits. This program helps balance long-term versus short-term business objectives, reinforcing that one should not be achieved at the expense of the other. The Company's Corporate Governance Guidelines encourage its directors and executive officers to own shares of the Company's stock and increase their ownership of those shares over time. However, the Company does not have any specific security ownership requirements or guidelines for its executives, but the Board has adopted stock ownership guidelines for the Company's directors (see "Stock Ownership Guidelines" below for further information).

The Company's long-term incentive compensation granted in 2010 to its named executive officers consisted of stock options and performance-based restricted stock awards.

The goal of the stock option program is to provide a compensation program that is competitive within the industry while directly linking a significant portion of the executive's compensation to the enhancement of stockholder value. The ultimate value of any stock option is based solely on the increase in value of the shares of the Company's common stock over the grant price. Accordingly, stock options have value only if the Company's stock price appreciates from the date of grant. Additionally, the option holder must remain employed during the period required for the option to "vest", thus providing an incentive for an option holder to remain employed by the Company. This at-risk component of compensation focuses executives on the creation of stockholder value over the long-term.

The goal of the performance-based restricted stock award program is to provide a compensation program that is also competitive within the industry while directly linking a significant portion of the executive's compensation to the financial performance of the Company relative to a designated peer group. The performance-based restricted stock awards received by the executives have value only if the Company's designated financial performance objective exceeds the median level financial performance objective for a designated peer group. Additionally, the holder must also remain employed during the period required for the award to "vest", thus providing an additional incentive for the award holder to remain employed by the Company. This at-risk component of compensation focuses executives on achieving strong financial performance for the Company over the long-term.

The Company grants stock options and performance-based restricted stock awards to the Company's key executives based on competitive grants within the industry and based on the level of long-term incentives appropriate for the competitive long-term compensation component of total compensation. Such executives are eligible to receive stock options and restricted stock awards annually with other key managers being eligible on a discretionary basis. Eligibility for an award does not ensure receipt of an award. Options are granted with an exercise price per share equal to the fair market value of the Company's common stock on the date of grant and generally vest in equal annual installments over a three-year period, and have a ten-year term subject to earlier termination. Option grants and restricted stock award grants must be reviewed and approved by the Compensation Committee.

In January 2007, Company management proposed to the Compensation Committee that the Company's long-term incentive compensation program be modified to provide for 50% stock options and 50% restricted stock awards, based on value. In the past, the Company's long-term incentive compensation program consisted solely of stock option grants. In a survey conducted by Mercer, the Company noted that a combination of stock options and restricted stock was the most prevalent mix of long-term incentive compensation provided by its oilfield service peers. Frederic Cook advised the Compensation Committee that there has been a shift towards greater use of restricted stock in the Company's industry as a vehicle for long-term equity compensation. The Compensation Committee approved changing the Company's long-term incentive compensation structure to provide for 50% stock options and 50% restricted stock awards.

The Compensation Committee determined that the vesting for the restricted stock award grants to employees other than members of senior management could be based solely on the passage of time, but that it was increasingly common practice for the vesting of restricted stock awards for members of management to be based on the achievement of a specified performance condition. The Compensation Committee believed that the performance condition used for vesting of the restricted stock awards should be a measure that would incentivize the Company's executives to achieve strong financial results for the Company relative to its peers. The Compensation Committee also believed that the measure should not be made on an absolute basis, but be based on a comparison to its peers so as to reward financial performance only if it exceeded that of the Company's peers.

After consultation with Company management and Frederic Cook, the Compensation Committee determined that the performance measure to be used for vesting of the restricted stock awards for executives would be the Company's operating profit growth over a period of time needing to exceed a designated peer group's median operating profit growth over the same period. The Compensation Committee believed that such a performance measure would serve to motivate the Company's executives to deliver results aligned with the interests of Company stockholders.

The Compensation Committee set the following peer group for comparison purposes in determining vesting of the performance-based restricted stock awards granted in 2010: Aker Solutions ASA; Baker Hughes, Inc.; BJ Services Co.; Cameron International Corporation; Dresser-Rand Group, Inc.; FMC Technologies, Inc.; Halliburton Co.; Schoeller-Bleckmann Oilfield Equipment AG; Smith International, Inc.; Weatherford International Ltd.; and Wellstream Holdings PLC. Three new companies – Aker Solutions ASA, Schoeller-Bleckmann Oilfield Equipment AG and Wellstream Holdings PLC – were added to this peer group in 2010 to help the peer group better reflect the manufacturing component of the Company's business. This peer group consisted of companies in the oilfield services sector with varying ranges of market capitalization and revenues. This peer group, on a collective basis, represents companies with businesses that compete with the Company's businesses.

The Company's long-term incentive compensation program is focused on employees who will have a greater impact on the direction and long-term results of the Company by virtue of their roles and responsibilities. In February 2009, the Compensation Committee approved changing the Company's long-term incentive compensation structure to provide for 60% stock options and 40% restricted stock awards for members of senior management, based on value. The change in the long-term incentive compensation structure was made to place a slightly greater emphasis on positive stock price movements.

Based on the foregoing, on February 16, 2010, the Compensation Committee approved the grant of stock options to the Company's named executive officers, other than its chief executive officer, as follows:

Name	Securities Underlying Options (#)
Clay C. Williams	61,680
Mark A. Reese	33,885
Dwight W. Rettig	33,885
Robert W. Blanchard	33,885

The options were granted at a price equal to the closing trading price of the Company's common stock on the New York Stock Exchange on the date of approval of the grants by the Compensation Committee ($44.07 per share). Each of such options has a term of ten years and vests in three equal annual installments commencing on the first anniversary of the grant.

On February 16, 2010, the Compensation Committee approved the grant of performance vesting restricted stock awards to the Company's named executive officers, other than its chief executive officer, as follows:

Name	Shares of Restricted Stock (36 Months) (#)
Clay C. Williams	16,400
Mark A. Reese	9,000
Dwight W. Rettig	9,000
Robert W. Blanchard	9,000

The restricted stock awards granted by the Company to its executive officers vest 100% on the third anniversary of the date of grant, contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2010 to December 31, 2012 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

The Company recognizes that its stock price fluctuates over time, and in certain cases quite significantly. As stock option grants have historically been granted on an annual basis during the first quarter of the calendar year, executives who have been employed with the Company for some time have received grants with varying exercise prices. This option grant process has helped incentivize its executives to continue employment with the Company during times when the Company's stock performance is not as positive, allowing its executives to receive option grants with lower exercise prices during those times. Additionally, the ten year term of the options also helps reward its executives who remain with the Company, as it provides the executives time, so long as they continue employment with the Company, to realize financial benefits from their option grants after vesting.

The addition of restricted stock award grants to its executives helps reduce the Company's long-term incentive compensation reliance on positive stock price movements. The restricted stock awards will have value to the executive even if the Company's stock price falls below the price on the date of grant, provided that the designated performance condition is achieved. The restricted stock awards also link the Company's performance to key financial metrics that over the long-term should result in shareholder value creation.

The Company believes that its equity incentive grants must be sufficient in size and duration to provide a long-term performance and retention incentive for executives and to increase their interest in the appreciation of the Company's stock and achievement of positive financial results relative to its peers. The Company believes that stock option and restricted stock award grants at a competitive level, with certain vesting requirements, are an effective way of promoting the long-term nature of its business.

Retirement, Health and Welfare Benefits

The Company offers retirement, health and welfare programs to all eligible employees. The Company's executive officers generally are eligible for the same benefit programs on the same basis as the rest of the Company's employees. The health and welfare programs cover medical, pharmacy, dental, vision, life, accidental death and dismemberment and disability insurance.

The Company offers retirement programs that are intended to supplement the employee's personal savings. The programs include the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan ("401k Plan") and National Oilwell Varco, Inc. Supplemental Savings Plan ("Supplemental Plan"). The Company's U.S. employees, including its executives, are generally eligible to participate in the 401k Plan. Employees of the Company whose base salary meets or exceeds a certain dollar threshold established by the Company's benefits plan administrative committee are generally eligible to participate in the Supplemental Plan. Participation in the 401k Plan and Supplemental Plan are voluntary.

The Company established the 401k Plan to allow employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401k Plan allows eligible employees to elect to contribute a portion of their eligible compensation into the 401k Plan. Wages and salaries from the Company are generally considered eligible compensation. After one year of service, employee contributions are matched in cash by the Company at the rate of $1.00 per $1.00 employee contribution for the first 4% of the employee's salary. In addition, the Company makes cash contributions for all eligible employees between 2.5% and 5.5% of their salary depending on the employee's full years of service with the Company. Such contributions vest immediately. The 401k Plan offers 18 different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The 401k Plan provides the Company's employees the option to invest directly in the Company's stock. The 401k Plan offers in-service withdrawals, loans and hardship distributions.

The Company established the Supplemental Plan, a non-qualified plan, to

- allow Supplemental Plan participants to continue saving towards retirement when, due to compensation and contribution ceilings established under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), they can no longer contribute to the 401k Plan; and

- provide Company contributions that cannot be contributed to the 401k Plan due to compensation and contribution ceilings established under the Internal Revenue Code.

Compensation which may be deferred into the Supplemental Plan includes wages and salaries from the Company and bonus payments made under the Company's annual incentive plan. Supplemental Plan participants may elect to defer a percentage of their base pay and bonus payments received under the Company's incentive plan into the Supplemental Plan. Contributions in the Supplemental Plan vest immediately. The investment options offered in the Supplemental Plan are similar to the investment options offered in the 401k Plan.

Compensation of the Chief Executive Officer

The Compensation Committee determines the compensation of the chief executive officer based on leadership, meeting operational goals, executing the Company's business plan, and achieving certain financial results. Components of Mr. Miller's compensation for 2010 were consistent with those for executive officers as described above and included base salary, participation in the annual incentive plan and the grant of stock options and performance-based restricted stock awards.

In considering Mr. Miller's salary level, the Compensation Committee, generally on an annual basis, reviews the compensation level of chief executive officers of oilfield service companies with varying ranges of market capitalization and revenues and considers Mr. Miller's individual performance and success in achieving the Company's strategic objectives.

The Compensation Committee establishes goals and objectives for Mr. Miller for each fiscal year. Mr. Miller's performance was measured in four key areas of the Company: (1) financial performance, (2) formulation and implementation of Company strategy, (3) operational performance, and (4) management and employee development. The specific goals within these four areas were set based on a determination of prioritizing Mr. Miller's efforts on those specific areas and responsibilities that would have the greatest impact on the Company, and included the following:

- deliver the Company's annual operating plan;
- monitor the Company's backlog by focusing on on-time deliveries, quality and customer satisfaction;
- utilize in an efficient manner Board approved capital expenditures;
- ensure that the Company's operational capabilities are properly structured;
- identify and execute on strategic growth opportunities;
- execute Sarbanes-Oxley 404 compliance;
- develop high potential managers through exposure to all corporate activities, education and involvement in investor seminars and meetings; and
- refine strategic goals of the Company for the future.

The Compensation Committee reviewed such goals and objectives against Mr. Miller's and the Company's performance, and determined that Mr. Miller had achieved each of his pre-established goals and objectives. The Compensation Committee took Mr. Miller's successful achievement of his goals into consideration when reviewing his compensation in 2010.

In 2010, based on this review, Mr. Miller received an option to purchase 210,000 shares of National Oilwell Varco common stock, with terms consistent with the options granted to the other executives described above, and a grant of 56,000 performance-based restricted stock award shares, with terms consistent with the performance-based restricted stock awards granted to the other executives described above. Mr. Miller was also paid a bonus at the maximum 200% level of $2,280,000 under the Annual Incentive Plan. The Compensation Committee also raised Mr. Miller's base salary from $800,000 to $950,000 to be more in line with the median range of base salaries for chief executive officers of the designated peer group. Mr. Miller's last base salary increase adjustment occurred in February 2008, when his base salary was increased from $800,000 to $950,000. In February 2009, Mr. Miller voluntarily reduced his base salary back to $800,000, even though market competitive data did not support such a reduction. The Compensation Committee also raised Mr. Miller's bonus participation level from 100% to 120%, to help bring Mr. Miller's total direct compensation closer to the market 50th percentile of the peer group.

U.S. Income Tax Limits on Deductibility

Section 162(m) of the Internal Revenue Code imposes a $1 million limitation on the deductibility of certain compensation paid to our chief executive officer and the next four highest paid executives. Excluded from the limitation is compensation that is "performance based." For compensation to be performance based, it must meet certain criteria, including being based on predetermined objective standards approved by stockholders. Although the Compensation Committee takes the requirements of Section 162(m) into account in designing executive compensation, there may be circumstances when it is appropriate to pay compensation to our five highest paid executives that does not qualify as "performance based compensation" and thus is not deductible by us for federal income tax purposes. Our stock option and performance-based restricted stock award grants are designed to be "performance based compensation." Bonus payments to our executives under the Company's Annual Incentive Plan should also be excluded from this limitation.

Option Grant Practices

Historically, the Company has granted stock options to its key employees, including executives, in the first quarter of the year. The Company does not have any program, plan or practice to time its option grants to its executives in coordination with the release of material non-public information, and has not timed its release of material non-public information for the purposes of affecting the value of executive compensation. The Company does not set the grant date of its stock option grants to new executives in coordination with the release of material non-public information.

The Compensation Committee has the responsibility of approving any Company stock option grants. The Compensation Committee does not delegate material aspects of long-term incentive plan administration to any other person. The Company's senior executives in coordination with the Compensation Committee set a time for the committee to meet during the first quarter of the year to review and approve stock option grants proposed by the senior executives. The specific timing of the meeting during the quarter is dependent on committee member schedules and availability and the Company finalizing its stock option grant proposal. If approved by the Compensation Committee, the grant date for the stock option grants is the date the committee meets and approves the grant, with the exercise price for the option grant being based on the Company's closing stock price on the date of grant.

Recent Developments

On February 22, 2011, the Compensation Committee approved the performance terms of the 2011 National Oilwell Varco Incentive Plan (the "2011 Incentive Plan"). The terms of the 2011 Incentive Plan are consistent with those described under "Annual Incentive Award" above.

On February 22, 2011, the Compensation Committee also approved the grant of stock options to its executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Securities Underlying Options (#)
Merrill A. Miller, Jr.	111,000
Clay C. Williams	47,250
Mark A. Reese	24,300
Dwight W. Rettig	24,300
Robert W. Blanchard	20,550

The exercise price of the stock options is $79.80 per share, which was the closing stock price of National Oilwell Varco, Inc. common stock on the date of grant. The stock options have terms of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant.

On February 22, 2011, the Compensation Committee approved the grant of performance vesting restricted stock awards to its executive officers pursuant to the National Oilwell Varco, Inc. Long-Term Incentive Plan, as follows:

Name	Shares of Restricted Stock (36 Months) (#)
Merrill A. Miller, Jr.	41,000
Clay C. Williams	17,500
Mark A. Reese	9,000
Dwight W. Rettig	9,000
Robert W. Blanchard	7,600

The restricted stock awards granted by the Company to its executive officers vest 100% on the third anniversary of the date of grant, contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2011 to December 31, 2013 exceeding the median operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

On February 22, 2011, the Compensation Committee, in connection with its annual review of executive compensation, did not adjust the base salary levels for any of the Company's named executive officers.

Compensation Committee Report

The responsibilities of the Compensation Committee, which are set forth in the Compensation Committee Charter adopted by the Board of Directors, include approving and evaluating all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.

We have reviewed and discussed with senior management the Compensation Discussion & Analysis section included in this proxy statement. Based on this review and discussion, the

Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in the Company's 2011 Proxy Statement.

Members of the Compensation Committee
Jeffery A. Smisek, Committee Chairman
Robert E. Beauchamp
Roger L. Jarvis

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Miller, Reese, Rettig and Blanchard

The Company entered into an employment agreement on January 1, 2002 with Mr. Miller, which was amended on December 22, 2008 and on December 31, 2009. Under the employment agreement, Mr. Miller is provided a base salary, currently set at $950,000. The employment agreement also entitles him to receive an annual bonus and to participate in the Company's incentive, savings and retirement plans. The agreement has a term of three years and is automatically extended on an annual basis. The agreement provides for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees.

In addition, the agreement contains certain termination provisions. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, as defined below, Mr. Miller is entitled to receive 3.5 times the amount of his current base salary, three times the amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and three years participation in the Company's welfare and medical benefit plans. Mr. Miller will have the right, during the 60-day period after such termination, to elect to surrender all or part of any stock options held by him at the time of termination, whether or not exercisable, for a cash payment equal to the spread between the exercise price of the option and the highest reported per share sales price during the 60-day period prior to the date of termination. Any option not so surrendered will remain exercisable until the earlier of one year after the date of termination or the stated expiration date of the specific option grant.

Under the agreement, termination by Mr. Miller for "Good Reason" means

- the assignment to him of any duties inconsistent with his current position or any action by the Company that results in a diminution in his position, authority, duties or responsibilities;
- a failure by the Company to comply with the terms of the agreement; or
- requiring Mr. Miller to relocate or to travel to a substantially greater extent than required at the date of the agreement.

In addition, compensation will be "grossed up" for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to Mr. Miller under the employment agreement. The agreement also contains restrictions on competitive activities and solicitation of our employees for three years following the date of termination. After any such termination of employment, Mr. Miller will also have the option to participate in the Company's welfare and medical benefit plans at employee rates and will be entitled to receive outplacement services valued at not more than 15% of base salary.

We entered into employment agreements on January 1, 2002 with Messrs. Reese and Rettig (which were amended on December 22, 2008 and on December 31, 2009) and on December 22, 2008 with Mr. Blanchard (which was amended on December 31, 2009) that contain certain termination provisions. Under the employment agreements, Messrs. Reese, Rettig and Blanchard are provided base salary. The agreements have a one-year term and are automatically extended on an annual basis. The agreements also provide for participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by the Company for any reason other than

- voluntary termination;
- termination for cause (as defined);
- death; or
- long-term disability;

or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive 1.5 times his current base salary and an amount equal to the total of the employer matching contributions under the Company's 401(k) Plan and Supplemental Plan, and one year's participation in the Company's welfare and medical benefit plans.

In addition, compensation will be "grossed up" for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to the executive under his employment agreement. The agreements also contain restrictions on competitive activities and solicitation of our employees for one year following the date of termination. After any such termination of employment, the executive will also have the option to participate in the Company's welfare and medical benefit plans at employee rates and will be entitled to receive outplacement services valued at not more than 15% of base salary.

Additionally, the Company's stock option agreements and restricted stock agreements provide for full vesting of unvested outstanding options and restricted stock, respectively, in the event of a change of control of the Company and a change in the holder's responsibilities following a change of control.

Williams

The Company assumed the Amended and Restated Executive Agreements entered into on December 19, 2003, by Varco with Mr. Williams, which was amended on December 22, 2008 and on December 31, 2009. The agreement has an initial term that continues in effect through December 31, 2006, and is automatically extended for one or more additional terms of three (3) years each. The agreement contains certain termination provisions, as further described below under "Varco Change in Control Severance Plan".

Varco Supplemental Executive Retirement Plan. Mr. Williams was a participant in the Amendment and Restatement of the Supplemental Executive Retirement Plan of Varco which was assumed by the Company as a result of the merger (the "Merger") with Varco International, Inc. (the "Amended SERP"). The Amended SERP provides for retirement, death and disability benefits, payable over ten years. The annual benefit amount is generally equal to 50% of the average of a participant's highest five calendar years of base salary, or if greater, in the case of a change of control that occurs prior to January 1, 2006 (which occurred as a result of the Merger), 50% of the average salary in effect since January 2001. This annual benefit is subject to a service reduction in the event the participant retires or his employment is terminated prior to reaching age 65 (excluded from this reduction are terminations following a change in control).

Mr. Williams is currently fully vested in the benefits provided by the Amended SERP. Based on historical earnings and presuming normal retirement at age 65, Mr. Williams would be entitled to an annual benefit of approximately $159,000.

Amendment and Restatement of the Varco Executive Retiree Medical Plan. Mr. Williams was a participant in the Amendment and Restatement of the Varco International, Inc. Executive Retiree Medical Plan which was assumed by the Company as a result of the Merger (the "Medical Plan"). Upon and following (i) certain retirements of a participant at or after age 55, or (ii) the death or disability of a participant, or (iii) terminations of a participant prior to age 55 (but benefits are not payable until age 55), the participant, his spouse and dependent children shall be provided the medical, dental, vision and prescription drug benefits that are then provided to the Company's executive officers. These Medical Plan benefits are, however, conditioned upon the Company's receipt of a monthly cash contribution in an amount not greater than that paid by the executive officers for similar benefits, and, in certain circumstances, the participant having achieved 10 years of service with the Company or any of its predecessor companies prior to retirement or termination of employment.

Mr. Williams is currently fully vested in the benefits provided by the Medical Plan.

Varco Change in Control Severance Plan. Mr. Williams was a participant in the Varco change in control severance plan, which was assumed by the Company as a result of the Merger.

The change in control severance plan provides benefits if the executive is terminated other than for cause or if the executive terminates his employment for good reason (each as defined below) within twenty four months of a qualifying change in control. Upon such qualifying termination following a change in control, the executive is entitled to severance compensation and benefits, including those set forth below:

- a lump sum payment equal to 4.5 times base salary;
- a lump sum cash payment equal to any awards actually earned under the Company's bonus plan during the year of termination;
- full vesting of all accrued benefits under the Company's 401(k) Plan, SERP, Supplemental Plan and Medical Plan, as applicable;
- a lump sum payment equal to three years of expected Company contributions under the Company's 401(k) Plan and Supplemental Plan;
- full vesting of any restricted stock awards and payment of awards earned under any intermediate or long-term bonus plan;
- an extended option exercise period; and
- the gross-up of certain payments, subject to excise taxes under the Internal Revenue Code as "parachute payments," so that the participant receives the same amount he would have received had there been no applicable excise taxes.

Under the change in control severance plan, a participant is also entitled to receive, upon a qualifying termination, medical and dental benefits (based on the cost sharing arrangement in place on the date of termination) throughout the three year payout period, and outplacement services valued at not more than 15% of base salary. After any such termination of employment, Mr. Williams will also have the option to participate in the Company's welfare and medical benefit plans at employee rates.

The agreement also contains restrictions on competitive activities and solicitation of our employees for one year following the date of termination, unless termination occurs as a result of a "change in control" event, in which case the period shall be three years following the date of termination.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "cause" means:

- executive's conviction of a felony involving moral turpitude, dishonesty or a breach of trust towards the Company;
- executives commission of any act of theft, fraud, embezzlement or misappropriation against the Company that is materially injurious to the Company regardless of whether a criminal conviction is obtained;
- executive's willful and continued failure to devote substantially all of his business time to the Company's business affairs (excluding failures due to illness, incapacity, vacations, incidental civic activities and incidental personal time) which failure is not remedied within a reasonable time after a written demand by the Company specifically identifying executive's failure is delivered by the Company;
- executive's unauthorized disclosure of confidential information of the Company that is materially injurious to the Company; or
- executive's knowing or willful material violation of federal or state securities laws, as determined in good faith by the Company's board of directors.

Under the terms of the amended and restated executive agreement, which contains the change of control severance plan, the term "good reason" means:

- failure to re-elect or appoint the executive to any corporate office or directorship held at the time of the change of control or a material reduction in executive's authority, duties or responsibilities (including status, offices, titles and reporting requirements) or if executive is assigned duties or responsibilities inconsistent in any material respect from those of executive at the time of the relevant change of control all on the basis of which executive makes a good faith determination that the terms of his employment have been detrimentally and materially affected;
- a material reduction of executive's compensation, benefits or perquisites, including annual base salary, annual bonus, intermediate or long-term cash or equity incentive opportunities or plans from those in effect prior to the change of control;
- The Company fails to obtain a written agreement satisfactory to executive from any successor or assigns of the Company to assume and perform the amended and restated executive agreement; or
- The Company requires executive to be based at any office located more than fifty (50) miles from the Company's current offices without executive's consent.

Potential Payments Upon Termination or Change in Control

The Company has entered into certain agreements and maintains certain plans that will require the Company to provide compensation to the Named Executive Officers in the event of a termination of employment or change in control of the Company.

The Company's Compensation Committee believes the payment and benefit levels provided to its named executive officers under their employment agreements and/or change of control plans upon termination or change of control should correspond to the level of responsibility and risk assumed by the named executive officer. Thus, the payment and benefit levels for Mr. Miller, Mr. Reese, Mr. Rettig and Mr. Blanchard are based on their levels of responsibility and market considerations at the time the Company entered into the relevant agreements. The payment and benefit levels for Mr. Williams are based on similar considerations but certain differences in his benefits are due to the particular terms of his executive agreement, which was assumed by the Company in the Merger. The Compensation Committee recognizes that it is not likely that the Company's named executive officers would be retained by an acquiror in the event of a change of control. As a result, the Compensation Committee believes that a certain amount of cash compensation, along with immediate vesting of all unvested equity compensation, is an appropriate and sufficient incentive for the named executive officers to remain employed with the Company, even if a change of control were imminent. It is believed that these benefit levels should provide the Company's named executive officers with reasonable financial security so that they could continue to make strategic decisions that impact the future of the Company.

The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2010 for Merrill A. Miller, Jr., the Company's Chief Executive Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (3.5 times)	$3,325,000
Continuing medical benefits	$263,001
Retirement Contribution and Matching	$228,000
Value of Unvested Stock Options	$10,501,912
Value of Unvested Restricted Stock	$15,198,500
Outplacement Services (3)	$142,500
Estimated Tax Gross Up	$6,906,080
Total:	$36,564,993

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2010 of $950,000. Unvested stock options include 41,667 options from 2008 grant at $64.16/share, 133,334 options from 2009 grant at $25.96/share, and 210,000 options from 2010 grant at $44.07/share. Unvested restricted stock includes 65,000 shares from 2008 grant, 105,000 shares from 2009 grant, and 56,000 shares from 2010 grant. Value of unvested stock options and restricted stock based on a share price of $67.25, the Company's closing stock price on December 31, 2010.
(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2010. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.
(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Miller's employment for cause;
- Mr. Miller's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Miller's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Miller as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Miller (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Miller would also be entitled to receive an amount equal to 50% of his base salary.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2010 for Clay C. Williams, the Company's Executive Vice President and Chief Financial Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (4.5 times)	$2,700,000
Continuing medical benefits	$431,706
Retirement Contribution and Matching	$144,000
Value of Unvested Stock Options	$3,232,665
Value of Unvested Restricted Stock	$4,599,900
Outplacement Services (3)	$90,000
Estimated Tax Gross Up	$2,820,080
Total:	$14,018,351

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2010 of $600,000. Unvested stock options include 13,334 options from 2008 grant at $64.16/share, 42,667 options from 2009 grant at $25.96/share, and 61,680 options from 2010 grant at $44.07/share. Unvested restricted stock includes 20,000 shares from 2008 grant, 32,000 shares from 2009 grant, and 16,400 shares from 2010 grant. Value of unvested stock options and restricted stock based on a share price of $67.25, the Company's closing stock price on December 31, 2010.
(2) Assumes, within twenty four months of a qualifying change in control, the employment relationship is terminated by the Company for other than cause or if the executive terminates his employment for good reason, as of December 31, 2010, as further described under the caption "Williams" above.
(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event Mr. Williams is terminated involuntarily by the Company for any reason other than for cause (and such termination is not pursuant to a qualifying change in control), Mr. Williams will be entitled to receive the following:

- an amount equal to his base salary; and
- an amount equal to awards actually earned under Company incentive plans calculated through the last completed quarter prior to the date of termination of employment.

In the event of a Company termination of Mr. Williams' employment for cause or Mr. Williams' voluntary termination of his employment with the Company (not for good reason), no extra benefits are payable by the Company to Mr. Williams as a result of any such events.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2010 for Mark A. Reese, the Company's Group President – Rig Technology.

Executive Benefits and Payments Upon Termination (1)	Involuntary Not for Cause Termination (2)
Base Salary (1.5 times)	$787,500
Continuing medical benefits	$309,057
Retirement Contribution and Matching	$49,875
Value of Unvested Stock Options	$1,907,136
Value of Unvested Restricted Stock	$2,891,750
Outplacement Services (3)	$78,750
Estimated Tax Gross Up	$0
Total:	$6,024,068

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2010 of $525,000. Unvested stock options include 6,667 options from 2008 grant at $64.16/share, 26,667 options from 2009 grant at $25.96/share, and 33,885 options from 2010 grant at $44.07/share. Unvested restricted stock includes 10,000 shares from 2008 grant, 24,000 shares from 2009 grant, and 9,000 shares from 2010 grant. Value of unvested stock options and restricted stock based on a share price of $67.25, the Company's closing stock price on December 31, 2010.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2010. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Reese's employment for cause;
- Mr. Reese's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Reese's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Reese as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Reese (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Reese would also be entitled to receive an amount equal to 50% of his base salary.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2010 for Dwight W. Rettig, the Company's Senior Vice President, General Counsel and Secretary.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (1.5 times)	$750,000
Continuing medical benefits	$205,573
Retirement Contribution and Matching	$42,500
Value of Unvested Stock Options	$1,686,936
Value of Unvested Restricted Stock	$2,353,750
Outplacement Services (3)	$75,000
Estimated Tax Gross Up	$0
Total:	$5,113,759

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2010 of $500,000. Unvested stock options include 6,667 options from 2008 grant at $64.16/share, 21,334 options from 2009 grant at $25.96/share, and 33,885 options from 2010 grant at $44.07/share. Unvested restricted stock includes 10,000 shares from 2008 grant, 16,000 shares from 2009 grant and 9,000 shares from 2010 grant. Value of unvested stock options and restricted stock based on a share price of $67.25, the Company's closing stock price on December 31, 2010.
(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2010. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.
(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Rettig's employment for cause;
- Mr. Rettig's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Rettig's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Rettig as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Rettig (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Rettig would also be entitled to receive an amount equal to 50% of his base salary.

The following table describes the potential payments upon termination or change in control of the Company as of December 31, 2010 for Robert W. Blanchard, the Company's Vice President, Corporate Controller and Chief Accounting Officer.

Executive Benefits and Payments Upon Termination (1)	**Involuntary Not for Cause Termination (2)**
Base Salary (1.5 times)	$487,500
Continuing medical benefits	$396,295
Retirement Contribution and Matching	$27,625
Value of Unvested Stock Options	$1,686,936
Value of Unvested Restricted Stock	$2,353,750
Outplacement Services (3)	$48,750
Estimated Tax Gross Up	$0
Total:	$5,000,856

(1) For purposes of this analysis, we assumed the Executive's compensation is as follows: base salary as of December 31, 2010 of $325,000. Unvested stock options include 6,667 options from 2008 grant at $64.16/share, 21,334 options from 2009 grant at $25.96/share, and 33,885 options from 2010 grant at $44.07/share. Unvested restricted stock includes 10,000 shares from 2008 grant, 16,000 shares from 2009 grant and 9,000 shares from 2010 grant. Value of unvested stock options and restricted stock based on a share price of $67.25, the Company's closing stock price on December 31, 2010.

(2) Assumes the employment relationship is terminated by the Company for any reason other than voluntary termination, termination for cause, death, or disability, or if the employment relationship is terminated by the executive for "Good Reason", as of December 31, 2010. Termination by the executive for "Good Reason" means the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the executive's position, authority, duties or responsibilities; a failure by the Company to comply with the terms of the executive's employment agreement; or the requirement of the executive to relocate or to travel to a substantially greater extent than required at the date of the employment agreement.

(3) Executive also entitled to outplacement services valued at not more than 15% of base salary. For purposes of this analysis, we valued the outplacement services at 15% of base salary.

In the event of:

- a Company termination of Mr. Blanchard's employment for cause;
- Mr. Blanchard's voluntary termination of his employment with the Company (not for "Good Reason'); or
- Mr. Blanchard's employment with the Company is terminated due to his death or disability,

no extra benefits are payable by the Company to Mr. Blanchard as a result of any such events, other than accrued obligations and benefits owed by the Company to Mr. Blanchard (such as base salary through the date of termination and his outstanding balance in the Company's 401k Plan). In the event termination is not for cause, Mr. Blanchard would also be entitled to receive an amount equal to 50% of his base salary.

EXECUTIVE COMPENSATION

The following table sets forth for the year ended December 31, 2010 the compensation paid by the Company to its Chief Executive Officer and Chief Financial Officer and three other most highly compensated executive officers (the "Named Executive Officers") serving in such capacity at December 31, 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Merrill A. Miller, Jr. *President and CEO*	2010	$950,000	-	$2,467,920	$3,509,982	$2,280,000	-	$42,969	$9,250,871
	2009	$823,077	$436,588	$2,725,800	$2,377,740	$617,670	-	$38,269	$7,019,144
	2008	$950,000	-	$4,170,400	$2,770,362	$1,825,960	-	$42,430	$9,759,152
Clay C. Williams *Executive Vice President and CFO*	2010	$600,000	-	$722,748	$1,030,932	$960,000	-	$30,773	$3,344,453
	2009	$550,000	$240,123	$830,720	$760,877	$339,719	-	$29,050	$2,750,489
	2008	$550,000	-	$1,283,200	$886,516	$845,708	-	$41,235	$3,606,659
Mark A. Reese *Group President Rig Technology*	2010	$525,000	-	$396,630	$566,361	$787,500	-	$36,120	$2,311,611
	2009	$490,000	$100,279	$623,040	$475,548	$598,770	-	$34,215	$2,321,852
	2008	$490,000	-	$641,600	$443,258	$589,971	-	$33,680	$2,198,509
Dwight W. Rettig *Senior VP, General Counsel & Secretary*	2010	$500,000	-	$396,630	$566,361	$750,000	-	$32,265	$2,245,256
	2009	$450,000	$184,185	$415,360	$380,438	$260,580	-	$27,800	$1,718,363
	2008	$450,000	-	$641,600	$443,258	$648,696	-	$27,185	$2,210,739
Robert W. Blanchard *VP, Corporate Controller & Chief Accounting Officer*	2010	$325,000	-	$396,630	$566,361	$487,500	-	$24,093	$1,799,584
	2009	$300,000	$122,790	$415,360	$380,438	$173,720	-	$23,077	$1,415,385
	2008	$300,000	-	$641,600	$443,258	$432,464	-	$23,982	$1,841,304

(1) Reflects a discretionary bonus payout in 2009.
(2) Aggregate grant date fair value of stock awards granted in the designated fiscal year.
(3) Aggregate grant date fair value of option awards granted in the designated fiscal year.
(4) The amounts include:
(a) The Company's cash contributions for 2010 under the National Oilwell Varco 401(k) and Retirement Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $18,375; Mr. Williams - $18,375; Mr. Reese - $22,147; Mr. Rettig - $20,825; and Mr. Blanchard - $20,510.
(b) The Company's cash contributions for 2010 under the National Oilwell Varco Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $24,594; Mr. Williams - $12,398; Mr. Reese - $13,973; Mr. Rettig - $11,440; and Mr. Blanchard - $3,583.

Grants of Plan Based Awards

The following table provides information concerning stock options and restricted stock awards granted to Named Executive Officers during the fiscal year ended December 31, 2010. The Company has granted no stock appreciation rights.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (3)
		Thresh-old ($)(1)	Target ($)(1)	Maximum ($)(1)	Thresh-old (#)(2)	Target (#)(2)	Maximum (#)(2)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Merrill A. Miller, Jr.	2010	$114,000	$1,140,000	$2,280,000	56,000	56,000	56,000		210,000	$44.07	$5,977,902
Clay C. Williams	2010	$48,000	$480,000	$960,000	16,400	16,400	16,400		61,680	$44.07	$1,753,680
Mark A. Reese	2010	$39,375	$393,750	$787,500	9,000	9,000	9,000		33,885	$44.07	$962,991
Dwight W. Rettig	2010	$37,500	$375,000	$750,000	9,000	9,000	9,000		33,885	$44.07	$962,991
Robert W. Blanchard	2010	$24,375	$243,750	$487,500	9,000	9,000	9,000		33,885	$44.07	$962,991

(1) Represents possible payouts under our annual incentive compensation plan.

(2) On February 16, 2010, each of the Named Executive Officers was granted shares of performance-based restricted stock awards, which are reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column in the table above. The grants vest 100% on the third anniversary of the date of grant, contingent on the Company's average operating income growth, measured on a percentage basis, from January 1, 2010 to December 31, 2012 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly

reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(3)Assumptions made in calculating the value of option and restricted stock awards are further discussed in Item 15. Exhibits and Financial Statement Schedules – Notes to Consolidated Financial Statements, Note 13, of the Company's Form 10-K for the fiscal year ended December 31, 2010. The grant date fair value of the restricted stock awards are as follows: Mr. Miller - $2,467,920; Mr. Williams - $722,748; Mr. Reese - $396,630; Mr. Rettig - $396,630; and Mr. Blanchard - $396,630. The grant date fair value of the option awards are as follows: Mr. Miller - $3,509,982; Mr. Williams - $1,030,932; Mr. Reese - $566,361; Mr. Rettig - $566,361; and Mr. Blanchard - $566,361.

Exercises and Holdings of Previously-Awarded Equity Disclosure

The following table provides information regarding outstanding awards that have been granted to Named Executive Officers where the ultimate outcomes of such awards have not been realized, as of December 31, 2010.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Merrill A. Miller, Jr.		210,000 (2)		$44.07	2/17/20				
		133,334 (3)		$25.96	2/21/19				
	83,333	41,667 (4)		$64.16	2/20/18				
								65,000 (5)	$4,371,250
								105,000 (6)	$7,061,250
								56,000 (7)	$3,766,000
Clay C. Williams		61,680 (2)		$44.07	2/17/20				
	21,333	42,667 (3)		$25.96	2/21/19				
	26,666	13,334 (4)		$64.16	2/20/18				
	50,000			$35.225	3/2/17				
	50,000			$33.29	2/22/16				
								20,000 (5)	$1,345,000
								32,000 (6)	$2,152,000
								16,400 (7)	$1,102,900
Mark A. Reese		33,885 (2)		$44.07	2/17/20				
		26,667 (3)		$25.96	2/21/19				
	13,333	6,667 (4)		$64.16	2/20/18				
								10,000 (5)	$672,500
								24,000 (6)	$1,614,000
								9,000 (7)	$605,250
Dwight W. Rettig		33,885 (2)		$44.07	2/17/20				
		21,334 (3)		$25.96	2/21/19				

	13,333	6,667 (4)		$64.16	2/20/18				
								10,000 (5)	$672,500
								16,000 (6)	$1,076,000
								9,000 (7)	$605,250
Robert W. Blanchard		33,885 (2)		$44.07	2/17/20				
		21,334 (3)		$25.96	2/21/19				
	13,333	6,667 (4)		$64.16	2/20/18				
								10,000 (5)	$672,500
								16,000 (6)	$1,076,000
								9,000 (7)	$605,250

(1) Calculations based upon the closing price ($67.25) of the Company's common stock on December 31, 2010, the last trading day of the year.

(2) 2010 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/16/11, 2/16/12 and 2/16/13.

(3) 2009 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/20/10, 2/20/11 and 2/20/12.

(4) 2008 Stock Option Grant - Stock options vest at the rate of 33 1/3%/year, with vesting dates of 2/19/09, 2/19/10 and 2/19/11

(5) 2008 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2008 to December 31, 2010 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(6) 2009 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2009 to December 31, 2011 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

(7) 2010 Restricted Stock Grant - The grant vests 100% on the third anniversary of the date of grant, contingent on the Company's operating income growth, measured on a percentage basis, from January 1, 2010 to December 31, 2012 exceeding the median average operating income growth for a designated peer group over the same period. One-time, non-recurring, non-operational gains or charges to income taken by the Company or any member of the designated peer group that are publicly reported would be excluded from the income calculation and comparison set forth above. If the Company's operating income growth does not exceed the median operating income growth of the designated peer group over the designated period, the applicable restricted stock award grant for the executives will not vest and would be forfeited.

The following table provides information on the amounts received by the Named Executive Officers during 2010 upon exercise of stock options or vesting of stock awards.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Merrill A. Miller, Jr.	342,667	$8,913,040	31,775	$1,996,000
Clay C. Williams	107,370	$3,199,025	15,887	$998,000
Mark A. Reese	53,333	$1,018,097	9,532	$598,800
Dwight W. Rettig	50,666	$1,277,793	9,532	$598,800
Robert W. Blanchard	50,666	$1,139,441	9,532	$598,800

Post-Employment Compensation

The following table provides information on nonqualified deferred compensation provided under the Supplemental Plan to the Named Executive Officers during the fiscal year ended December 31, 2010. For a more detailed discussion, see the section titled "Compensation Discussion and Analysis – Retirement, Health and Welfare Benefits".

Nonqualifed Deferred Compensation

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Merrill A. Miller, Jr.	$0	$24,594	$17,764	$0	$191,038
Clay C. Williams	$0	$12,398	$71,711	$0	$638,842
Mark A. Reese	$0	$13,973	$5,007	$0	$71,381
Dwight W. Rettig	$0	$11,440	$98	$0	$39,025
Robert W. Blanchard	$0	$3,583	$115,922	$0	$688,740

(1) Executive contributions were from the executive's salary and are included in the Summary Compensation Table under the "Salary" column.

(2) Registrant contributions are included in the Summary Compensation Table under the "All Other Compensation" column.

(3) Aggregate earnings reflect the returns of the investment funds selected by the executives and are not included in the Summary Compensation Table.

Certain Relationships and Related Transactions

We transact business with companies with which certain of our Directors are affiliated. All transactions with these companies are on terms competitive with other third party vendors, and none of these is material either to us or any of these companies.

A "conflict of interest" occurs when a director or executive officer's private interest interferes in any way, or appears to interfere, with the interests of the Company. Conflicts of interest can arise when a director or executive officer, or a member of his or her immediate family, have a direct or indirect material interest in a transaction with us. Conflicts of interest also arise when a director or executive officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director or executive officer of the Company. The Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers provides that directors and executive officers must avoid conflicts of interests with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chair of the Company's Audit Committee for his review and approval or ratification. This code also provides that the Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of directors or executive officers or a member of his or her family.

DIRECTOR COMPENSATION

Directors who are employees of the Company do not receive compensation for serving on the Board of Directors. The following table sets forth the compensation paid by the Company to its non-employee members of the Board of Directors for the year ended December 31, 2010.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)(1)	Option Awards ($) (d)(2)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g) (3)	Total ($) (h)
Greg L. Armstrong	$95,125	$82,509	$82,481	-	-	$9,145	$269,260
Robert E. Beauchamp	$83,875	$82,509	$82,481	-	-	-	$248,865
Ben A. Guill	$83,875	$82,509	$82,481	-	-	-	$248,865
David D. Harrison	$102,000	$82,509	$82,481	-	-	$4,993	$271,983
Roger L. Jarvis	$78,875	$82,509	$82,481	-	-	-	$243,865
Eric L. Mattson	$83,875	$82,509	$82,481	-	-	-	$248,865
Jeffery A. Smisek	$85,750	$82,509	$82,481	-	-	-	$250,740

(1) The aggregate number of outstanding shares of restricted stock awards as of December 31, 2010 for each director are as follows: Mr. Armstrong – 4,262; Mr. Beauchamp – 4,262; Mr. Guill – 4,262; Mr. Harrison – 4,262; Mr. Jarvis – 4,262; Mr. Mattson – 4,262; and Mr. Smisek – 4,262.

(2) The aggregate number of outstanding stock options as of December 31, 2010 for each director are as follows: Mr. Armstrong – 51,476; Mr. Beauchamp – 46,476; Mr. Guill – 51,476; Mr. Harrison – 66,476; Mr. Jarvis – 91,476; Mr. Mattson – 71,546; and Mr. Smisek – 42,818.

(3) Expenses for non-business related activities associated with the Company's board meeting in Dubai, comprised mainly of air travel expenses for spouses of directors, paid by the Company on behalf of Mr. Armstrong - $9,145; and Mr. Harrison - $4,993.

Board Compensation

Members of the Company's Board of Directors who are not full-time employees of the Company receive the following cash compensation:

- For service on the Board of Directors – an annual retainer of $55,000, paid quarterly;
- For service as chairman of the audit committee of the Board of Directors – an annual retainer of $30,000, paid quarterly;

- For service as chairman of the compensation committee of the Board of Directors – an annual retainer of $15,000, paid quarterly;
- For service as chairman of the nominating/corporate governance committee of the Board of Directors – an annual retainer of $10,000, paid quarterly;
- For service as a member of the audit committee of the Board of Directors – an annual retainer of $10,000, paid quarterly;
- For service as a member of the compensation committee of the Board of Directors – an annual retainer of $7,500, paid quarterly;
- For service as a member of the nominating/corporate governance committee of the Board of Directors – an annual retainer of $5,000, paid quarterly; and
- $1,500 for each Board meeting and each committee meeting attended.

The Lead Director receives an annual retainer of $15,000, paid quarterly.

Directors of the Board who are also employees of the Company do not receive any compensation for their service as directors.

Members of the Board are also eligible to receive stock options and awards, including restricted stock, performance awards, phantom shares, stock payments, or SARs under the National Oilwell Varco Long-Term Incentive Plan.

The Board approved the grant of 4,476 options and 2,008 shares of restricted stock awards on May 12, 2010 to each non-employee director under the National Oilwell Varco Long-Term Incentive Plan. The exercise price of the options is $41.09 per share, which was the fair market value of one share of the Company's common stock on the date of grant. The options have a term of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant. The restricted stock award shares vest in three equal annual installments beginning on the first anniversary of the date of the grant.

Stock Ownership Guidelines

The Board has adopted a policy whereby each member of the Board should have beneficial ownership of a minimum of 5,000 shares of the Company's common stock. Beneficial ownership is defined as set forth in the rules of the Securities and Exchange Commission, and thus would include any shares as to which the director has the right to acquire within 60 days of a relevant measuring date. Each member of the Board is in compliance with this policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The rules of the SEC require that the Company disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors, executive officers, and beneficial owners of more than ten percent of the Company's stock. The Company has undertaken responsibility for preparing and filing the stock ownership forms required under Section 16(a) of the Securities and Exchange Act of 1934, as amended, on behalf of its officers and directors. Based upon a review of forms filed and information provided by the Company's officers and directors, we believe that all Section 16(a) reporting requirements were met during 2010.

STOCKHOLDER PROPOSALS FOR THE 2012 ANNUAL MEETING

If you wish to submit proposals to be included in our 2012 Proxy Statement, we must receive them on or before December 8, 2011. Please address your proposals to: **Dwight W. Rettig, Senior Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.**

If you wish to submit proposals at the meeting that are not eligible for inclusion in the Proxy Statement, you must give written notice no later than February 18, 2012 to: **Dwight W. Rettig, Senior Vice President, General Counsel and Secretary, National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036.** If you do not comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority on the proposal when it is raised at the meeting. In addition, proposals must also comply with National Oilwell Varco's bylaws and the rules and regulations of the SEC.

ANNUAL REPORT AND OTHER MATTERS

At the date this Proxy Statement went to press, we did not know of any other matters to be acted upon at the meeting other than the election of directors and ratification of the appointment of independent auditors, as discussed in this Proxy Statement. If any other matter is presented, proxy holders will vote on the matter in accordance with their best judgment.

National Oilwell Varco's 2010 Annual Report on Form 10-K filed on February 23, 2011 is included in this mailing, but is not considered part of the proxy solicitation materials.

By order of the Board of Directors,

/s/ Dwight W. Rettig

Dwight W. Rettig
Senior Vice President, General Counsel
and Secretary

Houston, Texas
April 7, 2011

ANNEX I

FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

I. DIRECTORS

The number, classification, and terms of the board of directors of the Corporation and the procedures to elect directors, to remove directors, and to fill vacancies in the board of directors shall be as follows:

(a) The number of directors that shall constitute the whole board of directors shall from time to time be fixed exclusively by the board of directors by a resolution adopted by a majority of the whole board of directors serving at the time of that vote. In no event shall the number of directors that constitute the whole board of directors be fewer than three. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Directors of the Corporation need not be elected by written ballot unless the by-laws of the Corporation otherwise provide.

~~(b) The board of directors of the Corporation shall be divided into three classes designated Class I, Class II, and Class III, respectively, all as nearly equal in number as possible, with each director then in office receiving the classification that at least a majority of the board of directors designates. The initial term of office of directors of Class I shall expire at the annual meeting of stockholders of the Corporation in 1997, of Class II shall expire at the annual meeting of stockholders of the Corporation in 1998, and of Class III shall expire at the annual meeting of stockholders of the Corporation in 1999, and in all cases as to each director until his~~

(b) Commencing at the annual meeting of stockholders held in calendar year 2012 (the "2012 Annual Meeting"), each director shall be elected annually for a term of one year and shall hold office until the next succeeding annual meeting; provided, however, each director elected at the annual meeting of stockholders in calendar year 2010 shall hold office until the annual meeting of stockholders in calendar year 2013 and each director elected at the annual meeting of stockholders in calendar year 2011 shall hold office until the annual meeting of stockholders in calendar year 2014. In all cases, each director shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. ~~At each annual meeting of stockholders beginning with the annual meeting of stockholders in 1997, each director elected to succeed a director whose term is then expiring shall hold his office until the third annual meeting of stockholders after his election and until his successor is elected and qualified or until his earlier death, resignation or removal. If the number of directors that constitutes the whole board of directors is changed as permitted by this Article Fifth, the majority of the whole board of directors that adopts the change shall also fix and determine the number of directors comprising each class; provided, however, that any increase or decrease in the number of directors shall be apportioned among the classes as equally as possible.~~

(c) Vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause and newly-created directorships resulting from any increase in the authorized number of directors may be filled by no less than a majority vote of the remaining directors then in office, though less than a quorum~~, who are designated to represent the same class or classes of stockholders that the vacant position, when filled, is to represent~~ or by the sole remaining director (but not by the stockholders except as required by law), and each director so chosen shall ~~receive the classification of the vacant directorship to which he has been appointed or, if it is a newly-created directorship, shall receive the classification that at least a majority of the board of directors designates and shall hold office until the first meeting of stockholders held after his election for the~~

~~purpose of electing directors of that classification and until his~~**hold office until the next succeeding annual meeting and until such director's** successor is elected and qualified or until ~~his~~**such director's** earlier death, resignation, or removal from office.

(d) A director of any class of directors of the Corporation **elected prior to the 2012 Annual Meeting** may be removed before the expiration date of that director's term of office, only for cause, by an affirmative vote of the holders of not less than eighty percent (80%) of the votes of the outstanding shares of the class or classes or series of stock then entitled to be voted at an election of directors of that class or series, voting together as a single class, cast at the annual meeting of stockholders or at any special meeting of stockholders called by a majority of the whole board of directors for this purpose. **Any other director may be removed from office with or without cause in accordance with the Delaware General Corporation Law.**

NATIONAL OILWELL VARCO, INC.
("Company")

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Amended and Restated by the Board of Directors on November 11, 2009

I. Purpose

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, and disclosure controls and procedures.
- Select and appoint the Company's independent auditors, pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company's independent auditors, and establish the fees and other compensation to be paid to the independent auditors.
- Monitor the independence and performance of the Company's independent auditors and internal audit function.
- Establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and provide an avenue of communication among the independent auditors, management, the internal audit function and the Board of Directors.
- Prepare an audit committee report as required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.
- Monitor the Company's compliance with legal and regulatory requirements.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct and confidential access to the independent auditors as well as officers and employees of the Company. The Committee has the authority to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. The Company shall at all times make adequate provisions for the payment of all fees and other compensation, approved by the Committee, to the Company's independent auditors in connection with the issuance of its audit report, or to any consultants or experts employed by the Committee.

II. Structure and Operations

Composition and Qualifications

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be determined by the Board meet the independence and experience requirements of the SEC, the New York Stock Exchange and the Corporate Governance Guidelines of the Board (as each may be modified, supplemented or superseded). All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements of the sort published by the Company at the time of their appointment to the Committee, and at least one member of the Committee shall have accounting or related financial management expertise and qualify as an "audit committee financial expert" in accordance with the requirements of the SEC and other applicable rules (as may be modified, supplemented or superseded).

No Director may serve as a member of the Committee if such Director serves on the audit committee of more than two other public companies.

Appointment and Removal

Committee members shall be appointed by the Board on the recommendation of the Nominating Corporate Governance Committee of the Board. A Committee member shall serve until such member's successor is duly appointed or until such member's earlier resignation, death or removal. The members of the Committee may be removed, with or without cause, by majority vote of the Board.

Chairman

If a Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee members.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. A majority of the members of the Committee shall constitute a quorum. The Chairman of the Board or any member of the Committee may call meetings of the Committee. All meetings may be held telephonically. The Committee may act by unanimous written consent, when deemed necessary or desirable by the Committee or its Chair.

The Committee shall meet privately in executive session at least four times annually with management, the manager of internal auditing, the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, shall communicate with management and the independent auditors quarterly to review the Company's financial statements and significant findings based upon the independent auditors' review procedures.

The Committee may request any officer, employee of the Company, or the Company's counsel to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.

The Chair of the Committee, with input from the other members of the Committee as well as the Chief Financial Officer, the General Counsel, the Internal Audit Group, the Risk Mitigation Group and the independent auditor, shall develop the agenda for each Committee Meeting.

Subcommittees

The Committee shall not be authorized to create any subcommittees.

III. Audit Committee Responsibilities and Duties

Review Procedures

1. Review the Company's annual audited financial statements prior to filing or release, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Review should include discussion with management and the independent auditors of significant issues regarding critical accounting estimates, accounting principles, practices and judgments, including, without limitation, a review with the independent auditors of any auditor report to the Committee required under rules of the Securities and Exchange Commission (as may be modified, supplemented or superseded). Review should also include review of the independence of the independent auditors (see item 11 below) and a discussion with the independent auditors of the conduct of their audit (see item 12 below). Based on such review, determine whether to recommend to the Board that the annual audited financial statements be included in the Company's Annual Report on Form 10-K filed under the rules of the Securities and Exchange Commission.

2. In consultation with management, the independent auditors and the internal auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors and the internal audit function together with management's responses. Review any significant changes to the Company's auditing and accounting policies. Resolve disagreements, if any, between management and the independent auditors.

3. Review with financial management and the independent auditors the Company's quarterly earnings releases and financial statements prior to filing or release, including the use of "pro forma" or "adjusted" non-GAAP information. The Committee may designate a member of the Committee to represent the entire Committee for purposes of this review.

4. Review any exceptions to the certifications required of the Chief Executive Officer and Chief Financial Officer in connection with the filings of annual and quarterly financial statements with the Securities and Exchange Commission.

5. Periodically review and discuss financial information and earnings guidance provided to analysts and rating agencies. The Committee may designate a member of the Committee to represent the entire Committee for purposes of this review.

6. Review and reassess the adequacy of this Charter at least annually and submit any recommended changes herein to the Board at its fourth regularly scheduled meeting in each year. Submit the Charter to the Board of Directors for approval and cause the Charter to be approved at least once every three years in accordance with the regulations of the Securities and Exchange Commission and the New York Stock Exchange (as may be modified, supplemented or superseded).

Independent Auditors

7. The Company's independent auditors are directly accountable to the Committee and the Board of Directors. The Committee shall review the independence and performance of the independent auditors, annually appoint the independent auditors and approve any discharge of auditors when circumstances warrant.

8. The Committee shall set clear hiring policies for employees or former employees of the independent auditors.

9. Approve the fees and other significant compensation to be paid to the independent auditors.

10. Approve the independent auditors' annual audit plan, including scope, staffing, locations and reliance upon management and the internal audit function.

11. On an annual basis, review and discuss with the independent auditors all significant relationships the auditors have with the Company that could impair the auditors' independence. Such review should include receipt and review of a report from the independent auditors regarding their independence consistent with Public Company Accounting Oversight Board Rule 3526 (as may be modified, supplemented or superseded). All engagements for non-audit services by the independent auditors must be approved by the Committee prior to the commencement of services. The Committee may designate a member of the Committee to represent the entire Committee for purposes of approval of non-audit services, subject to review by the full Committee at the next regularly scheduled meeting. The Company's independent auditors may not be engaged to perform prohibited activities under the Sarbanes-Oxley Act of 2002 or the rules of the Public Company Accounting Oversight Board or the Securities and Exchange Commission.

12. Prior to filing or releasing annual financial statements, discuss the results of the audit with the independent auditors, including a discussion of the matters required to be communicated to audit committees in accordance with SAS 114 (as may be modified, supplemented or superseded). Prior to filing or releasing quarterly unaudited financial

statements, discuss the independent auditors matters required to be communicated to audit committees in accordance with SAS 100 (as may be modified, supplemented or superseded).

13. Obtain from the independent auditors assurance that Section 10A of the Securities Exchange Act of 1934 (which requires the independent auditor, if it detects or becomes aware of any illegal act, to assure that the Committee is adequately informed and to provide a report if the independent auditor has reached specified conclusions with respect to such illegal acts) has not been implicated.

14. Consider the independent auditors' judgment about the quality and appropriateness of the Company's accounting principles, including acceptable alternatives and critical accounting estimates as applied in its financial reporting.

Internal Audit Function and Legal Compliance

15. Review the budget and activities of the Company's internal audit function, audit plans, procedures and result, and coordination with independent auditors. Regularly review the continued overall effectiveness of the internal audit function as required under relevant law and the listing standards of the New York Stock Exchange.

16. Review significant reports prepared by the internal audit department together with management's response and follow-up to these reports.

17. Review reports received by the Company's Risk Mitigation Group with respect to complaints regarding accounting, internal accounting controls, disclosure controls and procedures, auditing matters or violations of the Company's Code of Ethics (as defined in the Company's Code of Business Conduct for Members of the Board of Directors and Executive Officers)(collectively, "Complaints").

18. On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

19. Review and assess at least annually the Company's Code of Ethics, recommend changes in the Code of Ethics as conditions warrant and confirm that management has established a system to monitor compliance with the Code of Ethics by officers and relevant employees of the Company.

20. Review management's monitoring of the Company's compliance with the Code of Ethics, and confirm that management has a review system in place to maximize the likelihood that the Company's financial statements, reports, other financial information and disclosures disseminated to governmental organizations and the public satisfy applicable legal requirements.

21. Facilitate and review, as appropriate, the Company's procedures for the receipt, retention and treatment of Complaints received by the Company from (a) Company employees through the Company's Risk Mitigation Group or (b) Company employees or others through

confidential, anonymous submission(s) to a post office box (or confidential e-mail) directly to the Chair of the Audit Committee.

22. Confirm that any action requested by the Chair in respect of any alleged Complaint has been taken as requested by the Committee.

23. Serve as the Board's qualified legal compliance committee pursuant to which an attorney for the Company may report purported evidence of a material violation of securities law, breach of fiduciary duty or similar violation by the Company or one of its agents.

Other Audit Committee Responsibilities

24. Annually prepare the report to shareholders as required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

25. Review and approve all related-party transactions.

26. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

27. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

28. The Committee shall be evaluated through the annual evaluation process conducted by the Nominating/Corporate Governance Committee.

Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of financial statements in accordance with GAAP. Management is also responsible for assuring compliance with laws and regulations and the Company's corporate policies, subject to the Committee's oversight in the areas covered by this Charter. The independent auditors are responsible for expressing an opinion on those financial statements.

Committee members are not employees of the Company or accountants or auditors by profession or experts in the fields of accounting or auditing. They rely, and are entitled to rely, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with GAAP and on the representations of the independent auditors included in their report on the Company's financial statements.

The Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with GAAP and applicable laws and regulations. Furthermore, the Committee's considerations and discussions with management and the independent auditors do not assure that the Company's financial statements are presented in accordance with GAAP or that the audit of the Company's financial statements has been carried out in accordance with GAAP.

NATIONAL OILWELL VARCO, INC.
("Company")

CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Amended and Restated by the Board of Directors on November 14, 2007

I. Purpose

The Compensation Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Discharge the Board's responsibilities relating to compensation of the Company's directors and executive officers.
- Approve and evaluate all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.
- Administer all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

The Committee has the authority, at the Company's expense and to the extent it deems necessary or appropriate, to retain special legal, compensation or other consultants to advise the Committee. The Company shall at all times make adequate provisions for the payment of all fees and other compensation, approved by the Committee, to any consultants or experts employed by the Committee.

II. Structure and Operations

Composition

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be determined by the Board to meet the independence requirements of the Securities and Exchange Commission, the New York Stock Exchange and the Corporate Governance Guidelines of the Board (as each may be modified or supplemented). In addition, each Committee member shall also be "non-employee directors" as defined by Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" as defined in section 162(m) of the Internal Revenue Code.

Appointment and Removal

Committee members shall be appointed by the Board on the recommendation of the Nominating/Corporate Governance Committee of the Board. A Committee member shall serve until such member's successor is duly appointed or until such member's earlier resignation, death or removal. The members of the Committee may be removed, with or without cause, by majority vote of the Board.

Chairman

If a Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee members.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. A majority of the members of the Committee shall constitute a quorum. The Chairman of the Board or any member of the Committee may call meetings of the Committee. All meetings may be held telephonically. The Committee may act by unanimous written consent, when deemed necessary or desirable by the Committee.

The Chair of the Committee, with input from the other members of the Committee and the representatives of the Company's senior management designated by the Chief Executive Officer, shall develop the agenda for each Committee meeting. The Committee may request any officer or employee of the Company or the Company's counsel to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.

Subcommittees

The Committee shall not be authorized to create any subcommittees.

III. Compensation Committee Responsibilities and Duties

1. Equity-based Plans. The Committee shall make recommendations to the Board with respect to the adoption of equity-based plans.

2. Plan Administration. The Committee shall have full and final authority in connection with the administration of all plans of the Company under which incentive compensation and shares of common stock or other equity securities of the Company may be issued to directors and executive officers. In furtherance of the foregoing, the Committee shall, in its sole discretion, grant options and make awards of shares under the Company's stock plans.

3. Director Compensation. The Committee shall annually assess the adequacy and suitability of the Company's compensation plan for members of its Board. In carrying out this responsibility, the Committee shall consider whether the Company's director compensation plan is sufficient to enable the Company to attract talented and qualified individuals to serve on the Board and its standing committees. Where the Committee considers it appropriate, the Committee may engage compensation consultants to evaluate the adequacy of the Company's

director compensation plan. The Committee shall prepare, as appropriate, modifications to the current director compensation plan and submit any such modifications to the full Board for its disposition.

4. Chief Executive Officer ("CEO") Compensation and Goals. The Committee shall annually review and approve corporate goals and objectives relevant to CEO compensation, solicit input from all directors of the Company, evaluate the CEO's performance in light of those goals and objectives, recommend to the non-management members of the Board the CEO's total annual compensation package and thereafter the Chair of the Committee shall provide development feedback to the CEO. In determining the long-term incentive component of CEO compensation, the Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

5. Approval of Other Executive Officer Compensation. The Committee shall annually review with the CEO and approve for the executive officers of the Company other than the CEO: (a) annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements, and change in control agreements/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits.

6. Total Amounts Payable on Termination of Employment. The Committee shall review on an annual basis or such other time period as it deems appropriate, the total amounts payable to executive officers under all compensation and benefit plans and agreements under various termination of employment scenarios, including retirement and change of control.

7. Review of Compensation Discussion and Analysis; Annual Report. The Committee shall review and discuss the Compensation Discussion and Analysis with management and based on such review and discussions recommend to the Board that such analysis be included in the Company's proxy statement. The foregoing matters shall be evidenced in the Committee's report, which shall be included in the Company's proxy statement.

8. Other Activities. The Committee shall perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or the Board deems necessary or appropriate, including a review and assessment of this Charter at least annually and the submission of any recommended changes therein to the Board at its fourth regularly scheduled meeting in each year.

9. Committee Minutes and Reports. The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

10. Section 16(b) Approvals. The Committee shall pre-approve all transactions in the Company's securities, by and between the Company and any director and executive officer of the Company, for which exemptive treatment from Section 16(b) of the Exchange Act is sought.

11. Evaluations. This Committee shall be evaluated through the annual evaluation process administered by the Nominating/Corporate Governance Committee.

NATIONAL OILWELL VARCO, INC.
("Company")

CHARTER OF THE NOMINATING/CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

Amended and Restated by the Board of Directors on November 16, 2005

I. Purpose

The Nominating/Corporate Governance Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Ensure that the Board and its committees are appropriately constituted so that the Board and Directors may effectively meet their fiduciary obligations to shareholders and the Company;
- Identify individuals qualified to become Board members and recommend to the Board director nominees for each annual meeting of shareholders and candidates to fill vacancies in the Board;
- Recommend to the Board annually the Directors to be appointed to Board committees;
- Monitor, review, and recommend, when necessary, any changes to the Corporate Governance Guidelines; and
- Monitor and evaluate annually the effectiveness of the Board and management of the Company, including their effectiveness in implementing the policies and principles of the Corporate Governance Guidelines.

The Committee shall have the sole authority, at the Company's expense, to retain and terminate, as necessary, any search firm to be used to assist the Committee in identifying director candidates, including the sole authority to approve such search firm's fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors it deems necessary in the performance of its duties. The Company shall at all times make adequate provisions for the payment of all fees and other compensation, approved by the Committee, to any consultants or experts employed by the Committee.

II. Structure and Operations

Composition

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be determined by the Board to meet the independence requirements of the Securities and Exchange Commission, the New York Stock Exchange and the Corporate Governance Guidelines of the Company (the "Guidelines") (as each may be modified or supplemented).

Appointment and Removal

Committee members shall be appointed by the Board on the recommendation of the Committee and shall serve until such member's successor is duly appointed or until such member's earlier resignation, death or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board.

Chairman

If a Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee members.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. The Chairman of the Board or any member of the Committee may call meetings of the Committee. All meetings may be held telephonically. A majority of the members of the Committee shall constitute a quorum. The Committee may act by unanimous written consent, when deemed necessary or desirable by the Committee or its Chair.

The Chair of the Committee, with input from the other members of the Committee and the representatives of the Company's senior management designated by the Chief Executive Officer, shall develop the agenda for each Committee meeting.

The Committee may request any officer or employee of the Company or the Company's counsel to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.

Subcommittees

The Committee shall not be authorized to create any subcommittees.

III. Nominating/Corporate Governance Committee Responsibilities and Duties

Recommend Nominees for Election as Directors

The Committee shall recommend to the Board the director nominees for each annual meeting of shareholders and persons to fill vacancies in the Board that occur between meetings of shareholders. In discharging this responsibility, the Committee shall:

1. With respect to directors to be nominated to stand for re-election, consider matters such as attendance at Board and committee meetings, conflicts of interest, and other relevant factors.

2. Determine the desired skills and attributes for new directors to serve on the Board;

3. Evaluate prospective Board members, including candidates suggested by shareholders, whose skills and attributes reflect those desired;

4. Interview prospective candidates and ascertain whether they meet the qualifications for director set forth in the Guidelines;

5. Secure approval by the entire Board of each nominee for election as a Director or each person selected to fill a vacancy on the Board; and

6. Approve extending an invitation to join the Board if the invitation is proposed to be extended by any person other than the Chair of the Committee.

Recommend Appointments

7. The Committee, in consultation with the Chair of the Board, and after considering the desires, experience and expertise of individual Directors, shall make a recommendation and report to the Board regarding the assignment of Directors to Committees, including the designation of Committee Chairs. Committees and their Chairs shall be appointed by the Board of Directors annually at the annual organizational meeting of the Board of Directors. It is the Board's policy that only Directors who at all times meet the independence and other requirements of applicable laws, listing requirements and the Guidelines shall serve on the Company's standing Committees.

8. Annually, the Committee shall recommend to the non-employee Directors an independent Director to serve as the Company's Lead Director.

Evaluate the Board, its Committees and their Members

The Committee shall conduct an annual review and evaluation of the conduct and performance of the Board, its members, the Board's committees and their members based upon completion by each director of an evaluation form circulated in connection with such review and evaluation. The evaluation form shall include questions designed to solicit an assessment of:

9. The size, composition and independence of the Board and each committee of which a Director is a member;

10. The adequacy of committee charters;

11. Access to and review of information from management by the Board and each committee on which a Director is a member, and the quality of such information;

12. The performance of the members of the Board and each committee of which each Director is a member;

13. The Board's responsiveness to shareholder concerns;

14. Maintenance and implementation of the Company's Code of Ethics (as defined in Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officer); and

15. Maintenance and implementation of the Guidelines.

The review shall seek to identify specific areas, if any, in need of improvement or strengthening, including the need for the creation of additional committees, and the results shall be summarized in a report by the Committee that is presented to the full Board during the fourth regularly scheduled Board meeting in each year. The Board shall discuss the report and consider any recommendations set forth therein. The Board may request that any member who receives unfavorable performance reviews from at least a majority of the other members of the Board or any committee upon which he or she serves resign from the Board or any such committee.

Monitor and Evaluate the Corporate Governance Matters

The Committee shall review the Company's corporate governance documents, policies and procedures. In carrying out this responsibility, the Committee shall:

16. Review periodically the adequacy of the certificate of incorporation and bylaws of the Company and recommend to the Board, as necessary, that it propose amendments to those documents for consideration by the shareholders;

17. Determine whether the Guidelines are being effectively adhered to and implemented;

18. Ensure that the Guidelines are appropriate for the Company and comply with applicable laws, regulations and listing standards;

19. Recommend any desirable changes in the Guidelines to the Board during the fourth regularly scheduled Board meeting in each year;

20. Consider any other corporate governance issues that may arise from time to time, and develop appropriate recommendations to the Board.

Board Orientation and Continuing Education

21. The Committee, working with the Company's senior management, shall be responsible for the development of an orientation program for new Directors, which shall be designed both to familiarize new Directors with the full scope of the Company's business and key challenges and to assist new Directors in developing and maintaining the skills necessary or appropriate for the discharge of their responsibilities. The program should include background material, meetings with senior management and visits to the Company's key facilities.

Review of Management Succession Plans

22. The Committee shall be responsible for planning for succession in the senior management ranks of the Company, including the office of Chief Executive Officer. The Chief Executive Officer shall report to the Committee at the time of the fourth regularly scheduled Board meeting in each year regarding the processes in place to identify talent within the Company to succeed to senior management positions and the information developed during the current calendar year pursuant to those processes.

Other Nominating/Corporate Governance Committee Responsibilities

The Committee shall discharge the following additional responsibilities:

23. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or the Board deems necessary or appropriate, including a review and assessment of this Charter at least annually and the submission of any recommended changes therein to the Board at its fourth regularly scheduled meeting in each year.

24. Consider at least annually and recommend to the Board suggested changes, if any, in the size of the Board.

25. Review the corporate governance disclosures in the Company's proxy statement for each annual meeting of shareholders.

26. Approve service by the Chief Executive Officer or any other member of senior management on the board of directors of any company if the Committee deems such service appropriate and desirable under the circumstances.

27. Receive, evaluate and formulate a recommendation to the Board regarding any resignation letter received from a non-management director upon his or her resignation or retirement from, or termination of, his or her principal current employment, or other similar change in professional occupation or association.

28. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

NATIONAL OILWELL VARCO, INC.
("Company")

CORPORATE GOVERNANCE GUIDELINES

As Amended and Restated by the Board of Directors on November 12, 2008

I. Objectives Sought to be Achieved

The Board of Directors of the Company (the "Board") has adopted these guidelines to promote the effective functioning of the Board and its committees.

II. Composition, Structure and Qualifications of the Board of Directors

A. ***Size of the Board.*** The bylaws provide that the number of Directors shall be determined from time to time by resolution of the Board. The Board believes that at the present time the optimal number of Directors is eight or nine, but the Board will review this matter annually and will increase or decrease the number of Directors as appropriate after considering the recommendation of the Nominating/Corporate Governance Committee.

B. ***Board Membership Criteria.*** It is the policy of the Board of Directors that the Board will reflect the following characteristics at the earliest practicable time but in no event later than the time, if any, that each of the following becomes a legal or regulatory requirement:

- Each Director shall have a reputation for integrity, honesty, candor, fairness and discretion;
- Each Director shall be knowledgeable, or willing to become so quickly, in the critical aspects of the Company's businesses and operations;
- Each Director shall be experienced and skillful in serving as a competent overseer of, and trusted advisor to, the senior management of at least one substantial enterprise;
- Only one member of the Board shall be an executive officer or other employee of the Company. It is anticipated that under normal circumstances that employee shall be the Chief Executive Officer;
- Directors will be diverse in gender, race and background, consistent with the Board's requirements for knowledgeable, experienced, motivated and ethical members;

- A majority of the Directors shall meet the standards of independence from the Company and its management set forth under the section entitled "Director Independence" below; and

- Directors will possess a range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to the full scope of the Company's operations and interests.

C. ***Director Independence.***

a. *Independence Generally.* A majority of the members of the Board shall be "independent" within the meaning of the rules (the "Listing Rules") of the New York Stock Exchange ("NYSE"). Directors who do not meet the NYSE's independence standards also make valuable contributions to the Board and to the Company by reason of their experience and wisdom. For a Director to be deemed "independent," the Board shall affirmatively determine that the Director has no material relationship with the Company or its affiliates or any member of the senior management of the Company or his or her affiliates. The following list of factors, while not exhaustive, will preclude a Director from being considered "independent":

- the Director is, or has been within the last three years, an employee of the Company or any of its affiliates, or the Director has an immediate family member who is, or has been within the last three years, an executive officer, of the Company or any of its affiliates;

- the Director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company or any of its affiliates, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- (A) the Director is a current partner or employee of a firm that is the internal or external auditor of the Company or any of its affiliates; (B) the Director has an immediate family member who is a current partner of such a firm; (C) the Director has an immediate family member who is a current employee of such a firm and personally works on the audit of the Company or any of its affiliates; or (D) the Director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the audit of the Company or any of its affiliates within that time;

- the Director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee; or

- the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

b. *Certain Definitions.* For purposes of these Guidelines, the terms:

- "affiliate" means any corporation or other entity that controls, is controlled by or is under common control with the Company, as evidenced by the power to elect a majority of the board of directors or comparable governing body of such entity; and

- "immediate family" means spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than employees) sharing a person's home.

c. *Annual Review.* The Board shall undertake an annual review of the independence of all non-employee Directors. In advance of the meeting at which this review occurs, each non-employee Director shall be asked to provide the Board with full information regarding the Director's business and other relationships with the Company and its affiliates and with senior management and their affiliates to enable the Board to evaluate the Director's independence. Following such annual review, only those Directors whom the Board affirmatively determines have no material relationship with the Company will be considered independent Directors, subject to additional qualifications prescribed under the Listing Rules. The basis for any determination that a relationship is not material will be published in the Company's annual proxy statement.

d. *Change in Circumstances.* Directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent." This obligation includes all business relationships among Directors, between Directors and the Company and its affiliates or members of senior management and their affiliates, whether or not such business relationships are subject to the approval requirement set forth in the provision below entitled "Directors Who Change Their Corporate Affiliations."

D. ***Additional Independence Criteria for Audit Committee Members.*** No Director may serve on the Audit Committee of the Board unless such director meets all of the criteria established for audit committee service by the Sarbanes-Oxley Act, any other law and any rule or regulation of any regulatory body or self-regulatory body applicable to the Company, including the Securities and Exchange Commission (the "SEC") and the NYSE.

E. ***Directors Who Change Their Corporate Affiliations.*** Each Director shall submit to the Nominating/Corporate Governance Committee for its consideration a letter of resignation upon resignation or retirement from, or termination of, the Director's principal current employment, or other similarly material changes in professional occupation or association. Following receipt of a recommendation from the Nominating/Corporate Governance Committee, the Board shall be free to accept or reject the letter of resignation. The Board shall act promptly with respect to each such letter of resignation and shall promptly notify the Director concerned of its decision.

F. ***Age, Term and Other Limits.*** These Guidelines have been adopted to promote high standards of professionalism and commitment in regards to service by the Company's Directors and Executive Officers. A Director shall not be nominated to a new term if he or she would be age 70 or older at any time during such new term.

G. ***Selection of Directors.***

a. The Nominating/Corporate Governance Committee shall be responsible for identifying candidates for membership on the Board. Prospective candidates for Director may be initially identified by the Chair of the Board or any Director, shall be interviewed by members of the Nominating/Corporate Governance Committee and shall be recommended by that committee to the full Board for its consideration and approval. Invitations for membership on the Board shall be extended by the Chair of the Board or such other person as may be designated by the Nominating/Corporate Governance Committee.

b. The Board recognizes that it is important for the Board to balance the benefits of continuity with the benefits of fresh viewpoints and experience. In selecting Directors, whether new candidates or continuing Directors, the Board shall give the highest priority to meeting the standards and qualifications set forth at the beginning of these Guidelines. In this connection, the Board shall seek candidates whose occupation, service on other boards, or other time constraints will not adversely affect their ability to dedicate the requisite time to service on this Board.

c. The Board shall nominate for election or reelection only candidates who agree to tender, promptly following the annual meeting at which they are elected or reelected as director, irrevocable resignations that will be effective upon (i) the failure to receive the required vote at the next annual meeting at which they face reelection and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with these Corporate Governance Guidelines.

H. ***Voting for Directors.*** In accordance with the Company's Bylaws, a nominee for director shall be elected to the Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election at any meeting for the election of directors at which a quorum is present, *provided that* if as of a date that is fourteen (14) days in advance of the date the Corporation files its definitive proxy statement with the Securities and Exchange Commission (regardless of whether or not the proxy statement is thereafter revised or supplemented) the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. The Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for reelection.

If an incumbent director fails to receive the required votes for reelection, the Nominating/Corporate Governance Committee shall promptly determine whether to accept the director's resignation offer and will submit such recommendation for prompt consideration by the Board. In considering whether to accept or reject the tendered resignation, the Nominating/Corporate Governance Committee will consider all factors deemed relevant by the members of the Nominating/Corporate Governance Committee including, without limitation, the stated reasons why stockholders voted against election of such director, the length of service and the qualifications of the director whose resignation has been tendered, the director's contributions to the Company, applicable Bylaw provisions, and these Corporate Governance Guidelines.

The Board will act on the Nominating/Corporate Governance Committee's recommendation no later than ninety (90) days following certification of the shareholder vote. In considering the Nominating/Corporate Governance Committee's recommendation, the Board will consider the factors considered by the Nominating/Corporate Governance Committee and such additional information and factors the Board believes to be relevant. Following the Board's decision on the Nominating/Corporate Governance Committee's recommendation, the Company will promptly disclose the Board's decision whether to accept the director's resignation as tendered (providing a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a Form 8-K filed with the Securities and Exchange Commission.

The Board expects any director who fails to receive the required vote for reelection to abstain from participating in any decision regarding his or her resignation. If a majority of the members of the Nominating/Corporate Governance Committee failed to receive more votes cast "for" than "against" his or her election or reelection at the same election, the Board of Directors will appoint a Board committee of the independent directors who are on the Board who did receive more votes cast "for" than "against" his or her election or reelection solely for the purposes of considering the tendered resignations and will recommend to the Board whether to accept or reject them. This Board committee may, but need not, consist of all of the independent directors who received more votes cast "for" than "against" his or her election or reelection.

To the extent that one or more of the directors' resignations are accepted by the Board, the Nominating/Corporate Governance Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board. Any such action shall be effected in accordance with the applicable provisions of the Company's Certificate of Incorporation and Bylaws and these Corporate Governance Guidelines. If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his or her earlier resignation or removal.

This provision on voting for directors will be summarized or included in each proxy statement relating to the election of directors.

III. Responsibilities of the Board of Directors

A. ***Oversight Functions.*** The Board of Directors has four regularly scheduled meetings a year at which it reviews and discusses reports by management on the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. In addition to its general oversight of management, the Board also performs a number of specific functions, including:

- Selecting, monitoring, evaluating, compensating, and, if necessary, replacing the Chief Executive Officer and ensuring management succession in consultation with the Nominating/Corporate Governance Committee and the Compensation Committee;

- Selecting, monitoring, evaluating, compensating, and, if necessary, replacing the other senior executives in consultation with the Chief Executive Officer;

- Reviewing and approving management's strategic and business plans, including developing a depth of knowledge of the businesses being served, understanding and questioning the assumptions upon which such plans are based, and reaching an independent judgment as to the probability that the plans can be realized;

- Reviewing and approving the Company's financial objectives, plans, and actions, including significant capital allocations and expenditures;

- Establishing and approving the Company's policies regarding levels of delegated authority;

- Monitoring corporate performance against the Company's strategic and business plans, including overseeing the Company's operating results on a regular basis to evaluate whether its businesses are being properly managed;

- Promoting ethical behavior and compliance with laws and regulations, auditing and accounting principles, and the Company's own governing documents;

- Reviewing, approving and periodically revising, as appropriate, the Company's mission statement, these Guidelines and the charters of the Board's various standing Committees;

- Assessing the Board's own effectiveness in fulfilling these and other Board and committee responsibilities; and

- Performing such other functions as are prescribed by law, or assigned to the Board in the Company's governing documents.

The Board of Directors has delegated to the Chief Executive Officer, working with the other executive officers of the Company and its affiliates, the authority and responsibility for managing the business of the Company in a manner consistent with the standards set forth in these Guidelines, and in accordance with any specific plans, instructions or directions of the Board.

B. ***Evaluation of Board Performance.***

a. The Audit Committee shall periodically assess the Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers (the "Code") and the other policies referred to in or constituting part of the Company's Code of Ethics (as defined in the Code) to assure that each of them addresses appropriate topics, contains compliance standards and procedures, and comports with relevant law and the Listing Rules. Members of the Board of Directors shall act at all times in accordance with the requirements of the Code of Ethics, which shall be applicable to each Director. The Board may not waive the application of the Code of Ethics for any Executive Officer or Director, but may determine that the substantive requirements of the Code of Ethics are not contravened by a particular set of circumstances.

b. The Nominating/Corporate Governance Committee shall conduct an annual review and evaluation of the conduct and performance of the Board, its members, the Board's standing committees and their members based upon completion by each Director of an evaluation form circulated annually, that includes, among other things, an assessment of:

- The composition and independence of the Board and each standing committee of which such Director is a member;
- Access to and review of information from management by the Board and each standing committee of which a Director is a member, and the quality of such information;
- The performance of the members of the Board and each standing committee of which such Director is a member;
- The Board's responsiveness to stockholder concerns;
- Maintenance and implementation of the Company's Code of Ethics; and
- Maintenance and implementation of these Guidelines.

The review shall seek to identify specific areas, if any, in need of improvement or strengthening and the results shall be summarized in a report delivered by the Nominating/Corporate Governance Committee to the full Board annually. The Board shall discuss the report and consider any recommendations set forth therein. The Board may request that any member who receives unfavorable performance reviews from at least a majority of the other members of the Board or any committee upon which he or she serves resign from the Board or any such committee.

Service on the board of directors of any company by the Chief Executive Officer or any other member of the Company's senior management shall be approved by the Nominating/Corporate Governance Committee prior to the commencement of service on any such board.

C. ***Communications with Third Parties.*** Generally, the Chief Executive Officer, the Chief Financial Officer or one of their designees shall be the chief spokesperson for the Company, except under extraordinary circumstances, in which event the Chair and/or the Lead Director shall serve as the spokesperson for the Company.

D. ***Access to Managers and Outside Advisors.*** Each Director may consult with any manager or employee or with any outside advisor to the Company at any time. If appropriate, it is expected that the Director will inform the Chief Executive Officer when significant issues are being discussed. The Board, as well as each Committee of the Board, shall have the right to retain, at the Company's expense, such outside advisors as the Board or applicable Committee shall deem appropriate.

E. ***Selection and Annual Evaluation of Chief Executive Officer.***

a. The Chief Executive Officer should exhibit and have a reputation for dedication, integrity, honesty, candor, fairness and discretion. The Chief Executive Officer should also be knowledgeable or willing to become so quickly in the critical aspects of the Company's businesses and operations. He or she should be experienced in serving in a leadership position as a member of senior management of a substantial publicly held corporation, including extensive experience in matters such as dealing with employees, investors, customers, vendors, competitors, suppliers, rating agencies and regulatory authorities.

b. Annually, the Compensation Committee shall solicit information from each Director regarding the performance of the Chief Executive Officer during the current year. The Compensation Committee shall compile the information and present an evaluation of the Chief Executive Officer's performance and a recommendation regarding the terms of his or her continued employment to the independent members of the Board. Thereafter, the Compensation Committee shall discuss its evaluation and the recommendation of the independent members of the Board with the Chief Executive Officer.

F. ***Management Succession.*** The Nominating/Corporate Governance Committee shall be responsible for planning for succession in the senior management ranks, including the office of the Chief Executive Officer. The Chief Executive Officer shall be responsible for: (a) developing processes to identify talent within the Company to succeed to senior positions in management; and (b) annually discussing such processes and presenting the information developed pursuant thereto to the Nominating/Corporate Governance Committee for its consideration.

IV. Board Meetings

A. ***General.*** The Chair of the Board, with input from the other members of the Board, shall determine the timing and length of the meetings of the Board. The Board expects that four regular meetings at appropriate intervals are in general desirable for the performance of the Board's normal responsibilities. In addition to regularly scheduled meetings, unscheduled or special Board meetings may be called upon appropriate notice at any time to address specific needs of the Company.

B. ***Attendance.*** Directors are expected to attend and participate in person in each regularly scheduled Board meeting, as well as the dinner meeting held the evening before each regularly scheduled Board meeting. It is recognized, however, that telephone conference participation by a Director may be necessary from time to time and that such participation is preferable to a Director missing a Board meeting.

C. ***Agenda.*** The Chair shall establish the agenda for each Board meeting with input from the other Directors. Each agenda for a regularly scheduled Board meeting will include an "Other Business" segment. Each Director shall have the ability to include items on the agenda, request the presence of or a report by any member of the Company's senior management or raise subjects during the "Other Business" segment of each regularly scheduled Board meeting that are not on the agenda for that meeting. The Chair of the Board or the Corporate Secretary shall circulate the final agenda among the Directors. To the extent deemed appropriate by the Chief Executive Officer, the operating heads of the major businesses of the Company shall be afforded an opportunity to make presentations to the Board. The Company's Chief Executive Officer (if not a Director), Chief Financial Officer and Corporate Secretary shall attend each meeting of the Board, unless requested otherwise by the Board. Directors may request that other appropriate members of senior management present to the Board information on specific topics relating to the Company and its operations.

D. ***Board Materials.*** Directors shall receive information and data that are important to their understanding of the businesses of the Company in sufficient time to prepare for meetings and in any event at least two business days prior to any regularly scheduled meeting in the case of a regular agenda item and as promptly as practicable thereafter with respect to any special agenda item. Information and data relating to matters to be addressed at a specially scheduled meeting shall be received by Directors as soon as practicable prior to the meeting. This material shall be as concise as possible while providing the requisite information; and it shall include highlights and summaries whenever appropriate. The material may be distributed by electronic means, regular mail, fax, courier, or overnight mail. However, it is recognized that certain circumstances may on occasion cause written materials to be unavailable in advance of the meeting.

E. ***Meetings of Non-Management Directors in Executive Session.*** After each regularly scheduled meeting of the Board of Directors, the non-management members of the Board shall meet in regularly scheduled executive session, without the participation of the Chief Executive Officer or other members of the Company's management to review matters concerning the relationship of the Board with the management Directors and other members of the Company's management and such other matters as the Lead Director and participating

Directors may deem appropriate. The Board shall not take formal actions at such sessions, although the participating Directors may make recommendations for consideration by the full Board. Additional executive sessions may be scheduled from time to time as determined by the Lead Director or a majority of the non-management Directors. The topics discussed at each meeting shall be summarized for the Chief Executive Officer by the Lead Director or the other non-management Directors participating in the meeting.

V. Board Committees and Committee Membership

A. ***Number and Establishment of Committees.*** There are currently three standing Committees of the Board of Directors: Audit, Compensation and Nominating/Corporate Governance. From time to time, the Board may designate ad hoc Committees in conformity with the Company's bylaws. Each standing Committee shall have the authority and responsibilities delineated in the Company's bylaws, the resolutions creating it and any applicable charter. No standing Committee is authorized to create a subcommittee. The Board of Directors shall have the authority to disband any ad hoc or standing Committee when it deems it appropriate to do so, provided that the Company shall at all times have such Committees as may be required by applicable law or listing standards.

B. ***Assignment of Committee Members.*** The Nominating/Corporate Governance Committee, in consultation with the Chair of the Board, and after considering the desires, experience and expertise of individual Directors, shall make a recommendation and report to the Board regarding the assignment of Directors to Committees, including the designation of Committee Chairs. Committees and their Chairs shall be appointed by the Board of Directors annually at the annual organizational meeting of the Board of Directors. It is the Board's policy that only Directors who at all times meet the independence and other requirements of applicable law, listing requirements and these Guidelines shall serve on the Company's standing Committees.

C. ***Committee Charters.*** Each standing Committee shall have a written charter, which shall be approved by the full Board of Directors and state the purpose of such Committee. Committee charters shall be reviewed periodically to reflect the activities of each of the respective Committees, changes in applicable law or regulation and other relevant considerations, and proposed revisions to such charters shall be approved by the full Board of Directors. If any Director ceases to be independent under the standards set forth herein while serving on any Committee whose members must be independent, he or she shall promptly resign from that Committee.

D. ***Committee Meetings.*** Each Committee Chair, in consultation with the Chair of the Board, shall establish agendas and, and subject to any requirements in the applicable committee charter, set meetings at the frequency and length appropriate and necessary to carry out the Committee's responsibilities. Any Director who is not a member of a particular Committee may attend any Committee meeting, unless otherwise requested by the Committee Chair. All Directors shall be entitled to receive information distributed in respect of any particular Committee meeting, unless (i) otherwise requested by the Committee Chair or (ii) the Director elects not to receive such materials.

VI. Director Compensation.

The Compensation Committee shall review annually the Directors' compensation package and make recommendations as appropriate to the full Board. Director compensation should be sufficient to enable the Company to attract talented and qualified individuals to serve on the Board and its standing Committees. Director compensation must be the sole remuneration from the Company for members of the Audit, Compensation, and Nominating/Corporate Governance Committees.

VII. Board Leadership

Subject to review from time to time, the Company will continue to combine the roles of Chair of the Board and Chief Executive Officer and will appoint a Lead Director, as set forth below.

A. ***Role of the Chair.*** The Chair is responsible for coordinating the activities of the Board. In addition to the duties of a regular Board member and those set forth in the Company's bylaws applicable to the office, the Chair has the following specific responsibilities:

- Schedule Board meetings in a manner that enables the Board and its committees to perform their duties responsibly while not interfering with the ongoing operations of the Company;
- Prepare, with input from the Chief Executive Officer if the same person does not hold both offices, committee chairs and other Directors, the agendas for the Board meetings;
- Define the quality, quantity and timeliness of the flow of information between senior management and the Board;
- Approve, in consultation with other Directors, the retention of consultants who report directly to the Board;
- Interview, along with the members of the Nominating/Corporate Governance Committee, all Board candidates, and make recommendations to that committee;
- Assist the Board in the implementation of these Guidelines; and
- Consult with the Nominating/Corporate Governance Committee with respect to the membership of the various Board committees and the selection of the committee chairs.

B. ***Role of Lead Director***. Each year, the non-employee Directors shall appoint a Lead Director, who shall be an independent Director and whose responsibilities shall include:

- developing the agenda for, and presiding over the executive sessions of, the Board's non-management Directors;

- facilitating communications between the Chair of the Board and other members of the Board;

- with the Chair of the Board and Chief Executive Officer, coordinating the assessment of the committee structure, organization, and charters, and evaluating the need for any changes;

- acting as principal liaison between the non-management Directors and the Chief Executive Officer on matters dealt with in executive session; and

- assume such further tasks as the independent directors may determine from time to time.

If the Chair of the Board is an independent Director, the Company expects that person shall also serve as the Lead Director.

VIII. Director Orientation and Continuing Education.

The Nominating/Corporate Governance Committee, working with the Company's senior management, shall provide appropriate orientation programs for new Directors, which shall be designed both to familiarize new Directors with the full scope of the Company's businesses and key challenges and to assist new Directors in developing and maintaining the skills necessary or appropriate for the performance of their responsibilities. The Nominating/Corporate Governance Committee, working with the Company's senior management, shall also periodically provide materials or briefing sessions for all Directors on subjects that would assist them in discharging their duties and manage for visits to the Company's key facilities. The Company shall offer annually to pay the costs for each Director attending and participating in one professionally sponsored conference or educational program designated to familiarize directors of publicly held companies with their duties and responsibilities.

IX. Miscellaneous

A. ***Repricing Stock Options.*** The Company shall not reprice any stock options.

B. ***Prohibition on Loans to Directors and Executive Officers.*** The Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of Directors or Executive Officers.

C. ***Stock Ownership by Directors and Executive Officers.*** Directors and Executive Officers are encouraged to own shares of the Company's stock and increase their ownership of those shares over time.

D. ***Corporate Governance Guidelines.*** The Nominating/Corporate Governance Committee shall reevaluate, no less frequently than annually, these Guidelines and recommend to the Board such revisions as it deems necessary or appropriate for the Board to discharge its responsibilities more effectively. If the Board ascertains at any time that any of the Guidelines set forth herein are not in full force and effect, the Board shall take such action as it deem reasonably necessary to assure full compliance as promptly as practicable. Copies of the current version of these Guidelines, the Company's Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers, the Code of Ethics for Senior Financial Officers and the charter for each standing Committee of the Board shall be posted on the Company's website.

APPENDIX V

NATIONAL OILWELL VARCO, INC.

CODE OF BUSINESS CONDUCT AND ETHICS FOR MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Amended and Restated by the Board of Directors on November 16, 2005

The Board of Directors (the "Board") of National Oilwell Varco, Inc. (the "Company") has adopted the following Code of Business Conduct and Ethics for Members of the Board of Directors and Executive Officers (this "Code"). This Code is intended to focus the Board, each Director, Company management, and each Executive Officer on areas of ethical risk, provide guidance to Directors and management to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each Director and Executive Officer must comply with the letter and spirit of this Code. This Code, the Company's Business Ethics Policy, Conflict of Interest Policy, Policy Regarding Employee Inventions and Confidential Information, Improper Business Payments Policy, Policy Regarding U.S. Antitrust Laws, Code of Ethics for Senior Financial Officers and Policy on Insider Trading, in the aggregate constitute the Company's Code of Ethics.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for Directors and Executive Officers. Directors and Executive Officers are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chair of the Audit Committee, who may consult with legal counsel as appropriate.

Executive Officers of the Company, including Directors who also serve as Executive Officers of the Company should read this Code in conjunction with the Company's Business Ethics Policy.

1. Conflict of Interest.

A "conflict of interest" occurs when a Director's or Executive Officer's private interest interferes in any way, or appears to interfere, with the interests of the Company as a whole. Conflicts of interest also arise when a Director or Executive Officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a Director or Executive Officer of the Company. The Company shall not make any personal loans or extensions of credit to nor become contingently liable for any indebtedness of Directors or Executive Officers or a member of his or her family.

Directors and Executive Officers must avoid conflicts of interest with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Chair of the Audit Committee.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which Directors and Executive Officers must refrain, however, are set out below.

- *Relationship of Company with third parties.* Directors and Executive Officers may not engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

- *Compensation from non-Company sources.* Directors and Executive Officers may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

- *Gifts.* Directors and Executive Officers and members of their families may not offer, give or receive gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence the Directors' or Executive Officers' actions as members of the Board and senior management of the Company, or where acceptance of the gifts could create the appearance of a conflict of interest.

2. **Corporate Opportunities.**

Directors and Executive Officers owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Executive Officers, and Directors when an opportunity that relates to the Company's business has been presented to the Directors solely by the Company or its agents and until such time as the Company has determined that it will not pursue the opportunity, are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or the Director's or Executive Officer's position; (b) using the Company's property, information, or position for personal gain; or (c) personally competing with the Company, directly or indirectly, for business opportunities. However, if it has been determined that the Company will not pursue an opportunity that relates to the Company's business, a non-management Director may do so.

3. **Confidentiality.**

Directors and Executive Officers must maintain the confidentiality of information entrusted to them by the Company or its customers, and any other confidential information about the Company that comes to them, from whatever source, in their capacity as Director or Executive Officer, except when disclosure is authorized or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

4. **Protection and Proper Use of Company Assets.**

Theft, carelessness and waste of assets have a direct impact on the Company's profitability. Directors and Executive Officers shall protect the Company's assets and ensure their efficient use.

5. **Fair Dealing.**

The conduct required by fair dealing requires honesty in fact and the observance of reasonable commercial standards of fair dealing. Directors and Executive Officers shall deal fairly and oversee fair dealing by employees and officers with the Company's directors, officers, employees, customers, suppliers and competitors. None should do anything that could be interpreted as dishonest or outside reasonable commercial standards of fair dealing.

6. **Compliance with Laws, Rules and Regulations.**

Directors and Executive Officers shall comply, and oversee compliance by employees, officers and other directors, with all laws, rules and regulations applicable to the Company.

7. **Compliance with this Code Cannot be Waived.**

While compliance with this Code cannot be waived by the Board or any Committee of the Board, the Board may, upon a favorable recommendation from its Audit Committee, determine that a proposed course of conduct does not contravene the substantive requirements of this Code.

8. **Encouraging the Reporting of any Illegal or Unethical Behavior.**

Directors and Executive Officers should promote ethical behavior and take steps to create a working environment at the Company that: (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules, regulations or the Company's Code of Ethics to appropriate personnel; and (c) fosters the understanding among employees that the Company will not permit retaliation for reports made in good faith.

9. **Failure to Comply; Compliance Procedures.**

A failure by any Director or Executive Officer to comply with the laws or regulations governing the Company's business, this Code or any other Company policy or requirement may result in disciplinary action, and, if warranted, legal proceedings. Directors and Executive Officers should communicate any suspected violations of this Code promptly to the Chair of the Audit Committee. Violations will be investigated by the Audit Committee or by a person or persons designated by the Audit Committee and appropriate action will be taken in the event of any violations of this Code.

10. **Annual Review**.

Annually, each Director and Executive Officer shall provide written certification that he or she has read and understands this Code and its contents and that he or she has not violated, and is not aware that any other Director or Executive Officer has violated, this Code.

APPENDIX VI

NATIONAL OILWELL VARCO, INC.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Amended and Restated by the Board of Directors on November 16, 2005

I certify that I will adhere to the following principles and responsibilities, as well as the Company's Policy on Business Ethics and other legal and compliance policies and procedures (collectively the "Code"):

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships;
- To the best of my knowledge and abilities, I will provide other officials and constituents of the Company information that is full, fair, complete, objective, timely and understandable;
- To the maximum extent possible, take actions and develop financial and accounting procedures that ensure that the Company's books and records are accurate, and in conformance with recognized and required accounting standards, nationally and internationally;
- To the best of my knowledge and abilities, I will comply with rules and regulations of U.S. and non-U.S. governmental entities, as well as other private and public regulatory agencies, to which the Company is subject;
- Act at all times in good faith, responsibly, with due care, competence and diligence, and without any misrepresentation of material facts;
- Act objectively, without allowing my independent judgment to be subordinated;
- Respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;
- Share my knowledge and skills with others to improve the Company's communications to its constituents;
- Promote ethical behavior among employees under my supervision at the Company;
- Promptly report to the Chair of the Audit Committee of the Board of Directors of the Company any violations of the Code; and
- Protect the Company's assets and resources and ensure their efficient use.

Appendix A

Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE YEAR ENDED DECEMBER 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-12317

NATIONAL OILWELL VARCO, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0475815**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

7909 Parkwood Circle Drive, Houston, Texas 77036-6565
(Address of principal executive offices)

(713) 346-7500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01	**New York Stock Exchange**
(Title of Class)	*(Exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2010 was $13.9 billion. As of February 17, 2011, there were 421,070,856 shares of the Company's common stock ($0.01 par value) outstanding.

Documents Incorporated by Reference

Portions of the Proxy Statement in connection with the 2011 Annual Meeting of Stockholders are incorporated in Part III of this report.

FORM 10-K

PART I

ITEM 1. BUSINESS

General

National Oilwell Varco, Inc. ("NOV" or the "Company"), a Delaware corporation incorporated in 1995, is a leading worldwide provider of equipment and components used in oil and gas drilling and production operations, oilfield services, and supply chain integration services to the upstream oil and gas industry. The Company conducts operations in over 825 locations across six continents.

On April 21, 2008, we acquired 100% of the outstanding shares of Grant Prideco, Inc. ("Grant Prideco") for a total purchase price of $7.2 billion of cash and NOV common stock. We have included the financial results of Grant Prideco in our Consolidated Financial Statements beginning on April 21, 2008, the date Grant Prideco common shares were exchanged for National Oilwell Varco common shares and cash. The Grant Prideco operations are included in the Petroleum Services & Supplies segment.

The Company's principal executive offices are located at 7909 Parkwood Circle Drive, Houston, Texas 77036, its telephone number is (713) 346-7500, and its Internet website address is http://www.nov.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto, are available free of charge on its Internet website. These reports are posted on its website as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission ("SEC"). The Company's Code of Ethics is also posted on its website.

The Company has a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety and environmental impact of oil and gas operations. The Company's common stock is traded on the New York Stock Exchange under the symbol "NOV". The Company operates through three business segments: Rig Technology, Petroleum Services & Supplies, and Distribution Services.

Rig Technology

Our Rig Technology segment designs, manufactures, sells and services complete systems for the drilling, completion, and servicing of oil and gas wells. The segment offers a comprehensive line of highly-engineered equipment that automates complex well construction and management operations, such as offshore and onshore drilling rigs; derricks; pipe lifting, racking, rotating and assembly systems; rig instrumentation systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; wireline trucks; cranes; and turret mooring systems and other products for Floating Production, Storage and Offloading vessels ("FPSOs") and other offshore vessels and terminals. Demand for Rig Technology products is primarily dependent on capital spending plans by drilling contractors, oilfield service companies, and oil and gas companies; and secondarily on the overall level of oilfield drilling activity, which drives demand for spare parts for the segment's large installed base of equipment. We have made strategic acquisitions and other investments during the past several years in an effort to expand our product offering and our global manufacturing capabilities, including adding additional operations in the United States, Canada, Norway, the United Kingdom, Brazil, China, Belarus, India, Turkey, the Netherlands, Singapore, and South Korea.

Petroleum Services & Supplies

Our Petroleum Services & Supplies segment provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service pipelines, flowlines and other oilfield tubular goods. The segment manufactures, rents and sells a variety of products and equipment used to perform drilling operations, including drill pipe, wired drill pipe, transfer pumps, solids control systems, drilling motors, drilling fluids, drill bits, reamers and other downhole tools, and mud pump consumables. Demand for these services and supplies is determined principally by the level of oilfield drilling and workover activity by drilling contractors, major and independent oil and gas companies, and national oil companies. Oilfield tubular services include the provision of inspection and internal coating services and equipment for drill pipe, line pipe, tubing, casing and pipelines; and the design, manufacture and sale of coiled tubing pipe and advanced composite pipe for application in highly corrosive environments. The segment sells its tubular goods and services to oil and gas companies; drilling contractors; pipe distributors, processors and manufacturers; and pipeline operators. This segment has benefited from several strategic acquisitions and other investments completed during the past few years, including additional operations in the United States, Canada, the United Kingdom, Brazil, China, Kazakhstan, Mexico, Russia, Argentina, India, Bolivia, the Netherlands, Singapore, Malaysia, Vietnam, and the United Arab Emirates.

Distribution Services

Our Distribution Services segment provides maintenance, repair and operating supplies ("MRO") and spare parts to drill site and production locations worldwide. In addition to its comprehensive network of field locations supporting land drilling operations throughout North America, the segment supports major offshore drilling contractors through locations in Mexico, the Middle East, Europe, Southeast Asia and South America. Distribution Services employs advanced information technologies to provide complete procurement, inventory management and logistics services to its customers around the globe. Demand for the segment's services is determined primarily by the level of drilling, servicing, and oil and gas production activities.

The following table sets forth the contribution to our total revenues of our three operating segments (in millions):

	Years Ended December 31,		
	2010	2009	2008
Revenue:			
Rig Technology	$ 6,965	$ 8,093	$ 7,528
Petroleum Services & Supplies	4,182	3,745	4,651
Distribution Services	1,546	1,350	1,772
Eliminations	(537)	(476)	(520)
Total Revenue	$ 12,156	$ 12,712	$ 13,431

See Note 15 to the Consolidated Financial Statements included in this Annual Report on Form 10-K for financial information by segment and a geographical breakout of revenues and long-lived assets. We have included a glossary of oilfield terms at the end of Item 1. "Business" of this Annual Report.

Influence of Oil and Gas Activity Levels on the Company's Business

The oil and gas industry in which the Company participates has historically experienced significant volatility. Demand for the Company's services and products depends primarily upon the general level of activity in the oil and gas industry worldwide, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of well remediation activity. Oil and gas activity is in turn heavily influenced by, among other factors, oil and gas prices worldwide. High levels of drilling and well remediation activity generally spurs demand for the Company's products and services used to drill and remediate oil and gas wells. Additionally, high levels of oil and gas activity increase cash flows available for drilling contractors, oilfield service companies, and manufacturers of oil country tubular goods ("OCTG") to invest in capital equipment that the Company sells.

Beginning in early 2004, increasing oil and gas prices led to steadily rising levels of drilling activity throughout the world. Concerns about the long-term availability of oil and gas supply also began to build. Consequently, the worldwide rig count increased 11% in 2006, 2% in 2007, and 7% in 2008. As a result of higher cash flows realized by many drilling contractors and other oilfield service companies, as well as the long-term concerns about supply-demand imbalance and the need to replace aging equipment, market conditions for capital equipment purchases improved significantly between 2006 and 2007, resulting in higher backlogs for the Company at the end of 2008 compared to the end of 2006 and 2007. However, as a result of the financial crisis and significantly lower commodity prices, the worldwide drilling rig count declined 31% in 2009 and customers were far less willing to commit to major capital equipment purchases in 2009. As a result, our order rates were substantially lower in 2009. In 2010, as the financial crisis eased and oil prices recovered, order rates began to improve across a broad array of rig equipment, with a particular focus on continued build out of the deepwater fleet. The rig count rose 30% in 2010 compared to 2009. Backlog for the Company was approximately $5.0 billion at December 31, 2010 compared to approximately $6.4 billion and $11.1 billion for December 31, 2009 and 2008, respectively.

In 2008, 2009 and 2010, most of the Company's revenue from Rig Technology resulted from major capital expenditures of drilling contractors, well servicing companies, and oil companies on rig construction and refurbishment, and well servicing equipment. These capital expenditures are influenced by the amount of cash flow that contractors and service companies generate from drilling, completion, and remediation activity; as well as by the availability of financing, the outlook for future drilling and well servicing activity, and other factors. Generally, the Company believes the demand for capital equipment lags increases in the level of drilling activity. Most of the remainder of the Rig Technology segment's revenue are related to the sale of spare parts and consumables, the provision of equipment-repair services, and the rental of equipment, which the Company believes are generally determined directly by the level of drilling and well servicing activity.

The majority of the Company's revenue from Petroleum Services & Supplies is closely tied to drilling activity, although a portion is related to the sale of capital equipment to drilling contractors, which may somewhat lag the level of drilling activity. Portions of the segment's revenue that are not tied to drilling activity include (i) the sale of progressive cavity pumps and solids control equipment for use in industrial applications, and (ii) the sale of fiberglass and composite tubing to industrial customers, which is generally unrelated to drilling or well remediation activity but may be tied somewhat to oil and gas prices.

The Company's revenue from Distribution Services is almost entirely driven by drilling activity and oil and gas production activities. Drilling and well servicing activity can fluctuate significantly in a short period of time.

The willingness of oil and gas operators to make capital investments to explore for and produce oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including: the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain oil price stability through voluntary production limits of oil; the level of oil production by non-OPEC countries; supply and demand for oil and natural gas; general economic and political conditions; costs of exploration and production; the availability of new leases and concessions; access to external financing; and governmental regulations regarding, among other things, environmental protection, climate change, taxation, price controls and product allocations. The willingness of drilling contractors and well servicing companies to make capital expenditures for the type of specialized equipment the Company provides is also influenced by numerous factors over which the Company has no control, including: the general level of oil and gas well drilling and servicing; rig dayrates; access to external financing; outlook for future increases in well drilling and well remediation activity; steel prices and fabrication costs; and government regulations regarding, among other things, environmental protection, taxation, and price controls.

See additional discussion on current worldwide economic environment and related oil and gas activity levels in Item 1A. Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview of Oil and Gas Well Drilling and Servicing Processes

Oil and gas wells are usually drilled by drilling contractors using a drilling rig. A bit is attached to the end of a drill stem, which is assembled by the drilling rig and its crew from 30-foot joints of drill pipe and specialized drilling components known as downhole tools. Using the conventional rotary drilling method, the drill stem is turned from the rotary table of the drilling rig by torque applied to the kelly, which is screwed into the top of the drill stem. Increasingly, drilling is performed using a drilling motor, which is attached to the bottom of the drill stem and provides rotational force directly to the bit, rather than such force being supplied by the rotary table. The use of a drilling motor permits the drilling contractor to drill directionally, including horizontally. The Company sells and rents drilling motors, drill bits, downhole tools and drill pipe through its Petroleum Services & Supplies segment.

During drilling, heavy drilling fluids or "drilling muds" are pumped down the drill stem and forced out through jets in the bit. The drilling mud returns to the surface through the space between the borehole wall and the drill stem, carrying with it the drill cuttings drilled out by the bit. The drill cuttings are removed from the mud by a solids control system (which can include shakers, centrifuges and other specialized equipment) and disposed of in an environmentally sound manner. The solids control system permits the mud, which is often comprised of expensive chemicals, to be continuously reused and recirculated back into the hole.

Through its Rig Technology segment, the Company sells the large "mud pumps" that are used to pump drilling mud through the drill stem. Through its Petroleum Services & Supplies segment, the Company sells transfer pumps and mud pump consumables; sells and rents solids control equipment; and provides solids control, waste management and drilling fluids services. Many operators internally coat the drill stem to improve its hydraulic efficiency and protect it from corrosive fluids sometimes encountered during drilling, and inspect and assess the integrity of the drill pipe from time to time. The Company provides drill pipe inspection and coating services, and applies "hardbanding" material to drill pipe to improve its wear characteristics. These services are provided through the Petroleum Services & Supplies segment. Additionally, the Petroleum Services & Supplies segment manufactures and sells drill pipe.

As the hole depth increases, the kelly must be removed frequently so that additional 30-foot joints of drill pipe can be added to the drill stem. When the bit becomes dull or the equipment at the bottom of the drill stem — including the drilling motors — otherwise requires servicing, the entire drill stem is pulled out of the hole and disassembled by disconnecting the joints of drill pipe. These are set aside or "racked," the old bit is replaced or service is performed, and the drill stem is reassembled and lowered back into the hole (a process called "tripping"). During drilling and tripping operations, joints of drill pipe must be screwed together and tightened ("made up"), and loosened and unscrewed ("spun out"). The Rig Technology segment provides drilling equipment to manipulate and maneuver the drill pipe in this manner. When the hole has reached certain depths, all of the drill pipe is pulled out of the hole and larger diameter pipe known as casing is lowered into the hole and permanently cemented in place in order to protect against collapse and contamination of the hole. The casing is typically inspected before it is lowered into the hole, a service the Petroleum Services & Supplies segment provides. The Rig Technology segment manufactures pressure pumping equipment that is used to cement the casing in place.

The raising and lowering of the drill stem while drilling or tripping, and the lowering of casing into the wellbore, is accomplished with the rig's hoisting system. A conventional hoisting system is a block and tackle mechanism that works within the drilling rig's derrick. The lifting of this mechanism is performed via a series of pulleys that are attached to the drawworks at the base of the derrick. The Rig Technology segment sells and installs drawworks and pipe hoisting systems. During the course of normal drilling operations, the drill stem passes through different geological formations, which exhibit varying pressure characteristics. If this pressure is not contained, oil, gas and/or water would flow out of these formations to the surface.

The two means of containing these pressures are (i) primarily the circulation of drilling muds while drilling and (ii) secondarily the use of blowout preventers ("BOPs") should the mud prove inadequate and in an emergency situation. The Rig Technology segment sells and services blowout preventers. Drilling muds are carefully designed to exhibit certain qualities that optimize the drilling process. In addition to containing formation pressure, they must (i) provide power to the drilling motor, (ii) carry drilled solids to the surface, (iii) protect the drilled formations from being damaged, and (iv) cool the drill bit. Achieving these objectives often requires a formulation specific to a given well and can involve the use of expensive chemicals as well as natural materials such as certain types of clay. The fluid itself is often oil or more expensive synthetic mud. Given this expense, it is highly desirable to reuse as much of the drilling mud as possible. Solids control equipment such as shale shakers, centrifuges, cuttings dryers, and mud cleaners help accomplish this objective. The Petroleum Services & Supplies segment rents, sells, operates and services this equipment. Drilling muds are formulated based on expected drilling conditions. However, as the hole is drilled, the drill stem may encounter a high pressure zone where the mud density is inadequate to maintain sufficient pressure. Should efforts to "weight up" the mud in order to contain such a pressure kick fail, a blowout could result, whereby reservoir fluids would flow uncontrolled into the well. To prevent blowouts to the surface of the well, a series of high-pressure valves known as blowout preventers are positioned at the top of the well and, when activated, form tight seals that prevent the escape of fluids. When closed, conventional BOPs prevent normal rig operations. Therefore, the BOPs are activated only if drilling mud and normal well control procedures cannot safely contain the pressure.

The operations of the rig and the condition of the drilling mud are closely monitored by various sensors, which measure operating parameters such as the weight on the rig's hook, the incidence of pressure kicks, the operation of the drilling mud pumps, etc. Through its Rig Technology segment, the Company sells and rents drilling rig instrumentation packages that perform these monitoring functions.

During the drilling and completion of a well, there exists an ongoing need for various consumables and spare parts. While most of these items are small, in the aggregate they represent an important element of the process. Since it is impractical for each drilling location to have a full supply of these items, drilling contractors and well service companies tend to rely on third parties to stock and deliver these items. The Company provides this capability through its Distribution Services segment, which stocks and sells spares and consumables made by third parties, as well as spares and consumables made by the Company.

After the well has reached its total depth and the final section of casing has been set, the drilling rig is moved off of the well and the well is prepared to begin producing oil or gas in a process known as "well completion." Well completion usually involves installing production tubing concentrically in the casing. Due to the corrosive nature of many produced fluids, production tubing is often inspected and coated, services offered by the Petroleum Services & Supplies segment. Sometimes operators choose to use corrosion resistant composite materials, which the Company also offers through its Petroleum Services & Supplies segment, or corrosion-resistant alloys, or operators sometimes pump fluids into wells to inhibit corrosion.

From time to time, a producing well may undergo workover procedures to extend its life and increase its production rate. Workover rigs are used to disassemble the wellhead, tubing and other completion components of an existing well in order to stimulate or remediate the well. Workover rigs are similar to drilling rigs in their capabilities to handle tubing, but are usually smaller and somewhat less sophisticated. The Company offers a comprehensive range of workover rigs through its Rig Technology segment. Tubing and sucker rods removed from a well during a well remediation operation are often inspected to determine their suitability to be reused in the well, which is a service the Petroleum Services & Supplies segment provides.

Frequently coiled tubing units or wireline units are used to accomplish certain well remediation operations or well completions. Coiled tubing is a recent advancement in petroleum technology consisting of a continuous length of reeled steel tubing which can be injected concentrically into the production tubing all the way to the bottom of most wells. It permits many operations to be performed without disassembling the production tubing, and without curtailing the production of the well. Wireline winch units are devices that utilize single-strand or multi-strand wires to perform well remediation operations, such as lowering tools and transmitting data to the surface. Through the Rig Technology segment, the Company sells and rents various types of coiled tubing equipment, and wireline equipment and tools. The Company also manufactures and sells coiled tubing pipe through its Petroleum Services & Supplies segment.

Rig Technology

The Company has a long tradition of pioneering innovations in drilling and well servicing equipment which improve the efficiency, safety, and cost of drilling and well servicing operations. The Rig Technology segment designs, manufactures and sells a wide variety of top drives, automated pipe handling systems, motion compensation systems, rig controls, BOPs, handling tools, drawworks, risers, rotary tables, mud pumps, cranes, drilling motors, turret mooring systems and other products for FPSOs and other offshore vessels and terminals, and other drilling equipment for both the onshore and offshore markets. Rig Technology also manufactures entire rig packages, both drilling and workover, in addition to well servicing equipment such as coiled tubing units, pressure pumping equipment, and wireline winches. The Rig Technology segment sells directly to drilling contractors, shipyards and other rig fabricators, well servicing companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Rig Technology rents and sells proprietary drilling rig instrumentation packages and control systems which monitor various processes throughout the drilling operation, under the name MD ® /Totco ® ("Instrumentation"). Demand for its products, several of which are described below, is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

Land Rig Packages. The Company designs, manufactures, assembles, upgrades, and supplies equipment sets to a variety of land drilling rigs, including those specifically designed to operate in harsh environments such as the Arctic Circle and the desert. Our key land rig product names include the *Drake Rig, Ideal Rig*™ and *Rapid Rig* ®. The Company's recent rig packages are designed to be safer and fast moving, to utilize AC technology, and to reduce manpower required to operate a rig.

Top Drives. The Top Drive Drilling System ("TDS"), originally introduced by the Company in 1982, significantly alters the traditional drilling process. The TDS rotates the drill stem from its top, rather than by the rotary table, with a large electric motor affixed to rails installed in the derrick that traverses the length of the derrick to the rig floor. Therefore, the TDS eliminates the use of the conventional rotary table for drilling. Components of the TDS also are used to connect additional joints of drill pipe to the drill stem during drilling operations, enabling drilling with three joints of drill pipe compared to traditionally drilling with one joint of drill pipe. Additionally, the TDS facilitates horizontal and extended reach drilling.

Electric Rig Motors. The Company has helped lead the application of AC motor technology in the oilfield industry. The Company buys motors from third parties and builds them in its own facilities and is further developing motor technology, including the introduction of permanent magnet motor technology to the industry. These permanent magnet motors are being used in top drives, cranes, mud pumps, winches, and drawworks.

Rotary Equipment. The alternative to using a TDS to rotate the drill stem is to use a rotary table, which rotates the pipe at the floor of the rig. Rig Technology produces rotary tables as well as kelly bushings and master bushings for most sizes of kellys and makes of rotary tables. In 1998, the Company introduced the Rotary Support Table for use on rigs with a TDS. The Rotary Support Table is used in concert with the TDS to completely eliminate the need for the larger conventional rotary table.

Pipe Handling Systems. Pipe racking systems are used to handle drill pipe, casing and tubing on a drilling rig. Vertical pipe racking systems move drill pipe and casing between the well and a storage ("racking") area on the rig floor. Horizontal racking systems are used to handle tubulars while stored horizontally (for example, on the pipe deck of an offshore rig) and transport tubulars up to the rig floor and into a vertical position for use in the drilling process.

Vertical pipe racking systems are used predominantly on offshore rigs and are found on almost all floating rigs. Mechanical vertical pipe racking systems greatly reduce the manual effort involved in pipe handling. Pipe racking systems, introduced by the Company in 1985, provide a fully automated mechanism for handling and racking drill pipe during drilling and tripping operations, spinning and torquing drill pipe, and automatic hoisting and racking of disconnected joints of drill pipe. These functions can be integrated via computer controlled sequencing, and operated by a driller in an environmentally secure cabin. An important element of this system is the Iron Roughneck, which was originally introduced by the Company in 1976 and is an automated device that makes pipe connections on the rig floor and requires less direct involvement of rig floor personnel in potentially dangerous operations. The Automated Roughneck is an automated microprocessor-controlled version of the Iron Roughneck.

Horizontal pipe transfer systems were introduced by the Company in 1993. They include the Pipe Deck Machine ("PDM"), which is used to manipulate and move tubulars while stored in a horizontal position; the Pipe Transfer Conveyor ("PTC"), which transports sections of pipe to the rig floor; and a Pickup Laydown System ("PLS"), which raises the pipe to a vertical position for transfer to a vertical racking system. These components may be employed separately, or incorporated together to form a complete horizontal racking system, known as the Pipe Transfer System ("PTS").

Pipe Handling Tools. The Company's pipe handling tools are designed to enhance the safety, efficiency and reliability of pipe handling operations. Many of these tools have provided innovative methods of performing the designated task through mechanization of functions previously performed manually. The Rig Technology segment manufactures various tools used to grip, hold, raise, and lower pipe, and in the making up and breaking out of drill pipe, workstrings, casing and production tubulars including spinning wrenches, manual tongs, torque wrenches and kelly spinners.

Mud Pumps. Mud pumps are high pressure pumps located on the rig that force drilling mud down the drill pipe, through the drill bit, and up the space between the drill pipe and the drilled formation (the "annulus") back to the surface. These pumps, which generate pressures of up to 7,500 psi, must therefore be capable of displacing drilling fluids several thousand feet down and back up the well bore. The conventional mud pump design, known as the triplex pump, uses three reciprocating pistons oriented horizontally. The Company has introduced the HEX Pump, which uses six pumping cylinders, versus the three used in the triplex pump. Along with other design features, the greater number of cylinders reduces pulsations (or surges) and increases the output available from a given footprint. Reduced pulsation is desirable where downhole measurement equipment is being used during the drilling process, as is often the case in directional drilling.

Hoisting Systems. Hoisting systems are used to raise or lower the drill stem while drilling or tripping, and to lower casing into the wellbore. The drawworks is the heart of the hoisting system. It is a large winch that spools off or takes in the drilling line, which is in turn connected to the drill stem at the top of the derrick. The drawworks also plays an important role in keeping the weight on the drill bit at a desired level. This task is particularly challenging on offshore drilling rigs, which are subject to wave motion. To address this, the Company has introduced the Active Heave Drilling ("AHD") Drawworks. The AHD Drawworks uses computer-controlled motors to compensate for the motion experienced in offshore drilling operations.

Cranes. The Company provides a comprehensive range of crane solutions, with purpose-built products for all segments of the oil and gas industry as well as many other markets. The Company encompasses a broad collection of brand names with international recognition, and includes a large staff of engineers specializing in the design of cranes and related equipment. The product range extends from small cargo-handling cranes to the world's largest marine cranes. In all, the Company provides over twenty crane product lines that include standard model configurations as well as custom-engineered and specialty cranes.

Motion Compensation Systems. Traditionally, motion compensation equipment is located on top of the drilling rig and serves to stabilize the bit on the bottom of the hole, increasing drilling effectiveness of floating offshore rigs by compensating for wave and wind action. The AHD Drawworks, discussed above, was introduced to eliminate weight and improve safety, removing the compensator from the top of the rig and integrating it into the drawworks system. In addition to the AHD Drawworks, the Company has introduced an Active Heave Compensation ("AHC") System that goes beyond the capabilities of the AHD Drawworks to handle the most severe weather. Additionally, the Company's tensioning systems provide continuous axial tension to the marine riser pipe (larger diameter pipe which connects floating drilling rigs to the well on the ocean floor) and guide lines on floating drilling rigs, tension leg platforms and jack-up drilling rigs.

Blowout Preventers. BOPs are devices used to seal the space between the drill pipe and the borehole to prevent blowouts (uncontrolled flows of formation fluids and gases to the surface). The Rig Technology segment manufactures a wide array of BOPs used in various situations. Ram and annular BOPs are back-up devices that are activated only if other techniques for controlling pressure in the wellbore are inadequate. When closed, these devices prevent normal rig operations. Ram BOPs seal the wellbore by hydraulically closing rams (thick heavy blocks of steel) against each other across the wellbore. Specially designed packers seal around specific sizes of pipe in the wellbore, shear pipe in the wellbore or close off an open hole. Annular BOPs seal the wellbore by hydraulically closing a rubber packing unit around the drill pipe or kelly or by sealing against itself if nothing is in the hole. The Company's Pressure Control While Drilling ("PCWD") ® BOP, introduced in 1995, allows operators to drill at pressures up to 2,000 psi without interrupting normal operations, and can act as a normal spherical BOP at pressures up to 5,000 psi.

In 1998, the Company introduced the NXT® ram type BOP which eliminates door bolts, providing significant weight, rig-time, and space savings. Its unique features make subsea operation more efficient through faster ram configuration changes without tripping the BOP stack. In 2004, the Company introduced the LXT, which features many of the design elements of the NXT®, but is targeted at the land market. In 2005, the Company began commercializing technology related to a continuous circulation device. This device enables drilling contractors to make and break drill pipe connections without stopping the circulation of drilling fluids, which helps increase drilling efficiency.

The new ShearMaxTM line of low force BOP shear rams released in 2010 add substantial tubular shearing capability to the Company's line of pressure control equipment, including the capability to shear large drill pipe tool joints, previously unheard of in the industry. This innovative shear blade design utilizes patented "Puncture Technology" to reduce the shearing pressures 50% or more and in some cases as much as five times lower. The ShearMaxTM Blind shear provides a shear-and-seal design for drill pipe, while the Casing and TJC shears address casing up to 16" OD and most tool joints up to 2" wall thickness, respectively.

Derricks and Substructures. Drilling activities are carried out from a drilling rig. A drilling rig consists of one or two derricks; the substructure that supports the derrick(s); and the rig package, which consists of the various pieces of equipment discussed above. Rig Technology designs, fabricates and services derricks used in both onshore and offshore applications, and substructures used in onshore applications. The Rig Technology segment also works with shipyards in the fabrication of substructures for offshore drilling rigs.

Instrumentation. The Company's Instrumentation business provides drilling rig operators real time measurement and monitoring of critical parameters required to improve rig safety and efficiency. In 1999, the Company introduced its RigSense ® Wellsite Information System, which combines leading hardware and software technologies into an integrated drilling rig package. Access of drilling data is provided to offsite locations, enabling company personnel to monitor drilling operations from an office environment, through a secure link. Systems are both sold and rented, and are comprised of hazardous area sensors placed throughout the rig to measure critical drilling parameters; all networked back to a central command station for review, recording and interpretation. The Company offers unique business integration services to directly integrate information into business applications that improves accuracy and assists drilling contractors in managing their drilling business. Reports on drilling activities and processes are now provided from the rig site as a part of the DrillSuite business solution to allow contractors to streamline administration by eliminating manual entry of data, promotes accurate payroll processing and invoicing, and includes asset tracking and preventive maintenance management through its RigMS solution. The real time information provided also allows the Company to advance the drilling process using advanced drilling algorithms and electronic controls such as our Wildcat Auto Drilling System for better execution of the well plan, enhanced rates of penetration, reduced program costs, and improved wellbore quality. Complementing the Company's surface solutions is a portfolio of Down-Hole Instrumentation ("DHI") products for both straight-hole and directional markets. Key advancements in this area include the introduction of the Company's time saving ETotco™ Electronic Drift Recorder, which serves as an electronic equivalent to the traditional mechanical drift tool that the Company has offered since 1929.

Coiled Tubing Equipment. Coiled tubing consists of flexible steel tubing manufactured in a continuous string and spooled on a reel. It can extend several thousand feet in length and is run in and out of the wellbore at a high rate of speed by a hydraulically operated coiled tubing unit. A coiled tubing unit is typically mounted on a truck, semi-trailer or skid (steel frames on which portable equipment is mounted to facilitate handling with cranes for offshore use) and consists of a hydraulically operated tubing reel or drum, an injector head which pushes or pulls the tubing in or out of the wellbore, and various power and control systems. Coiled tubing is typically used with sophisticated pressure control equipment which permits the operator to perform workover operations on a live well. The Rig Technology segment manufactures and sells both coiled tubing units and the ancillary pressure control equipment used in these operations. Through its acquisition of Rolligon in late 2006, the Company enhanced its portfolio by adding additional pressure pumping and coiled tubing equipment products.

Currently, most coiled tubing units are used in well remediation and completion applications. The Company believes that advances in the manufacturing process of coiled tubing, tubing fatigue protection and the capability to manufacture larger diameter and increased wall thickness coiled tubing strings have resulted in increased uses and applications for coiled tubing products. For example, some well operators are now using coiled tubing in drilling applications such as slim hole re-entries of existing wells. The Company engineered and manufactured the first coiled tubing units built specifically for coiled tubing drilling in 1996.

Generally, the Rig Technology segment supplies customers with the equipment and components necessary to use coiled tubing, which the customers typically purchase separately. The Rig Technology segment's coiled tubing product line consists of coiled tubing units, coiled tubing pressure control equipment, pressure pumping equipment, snubbing units (which are units that force tubulars into a well when pressure is contained within the wellbore), nitrogen pumping equipment and cementing, stimulation, fracturing and blending equipment.

Wireline Equipment. The Company's wireline products include wireline drum units, which consist of a spool or drum of wireline cable, mounted in a mobile vehicle or skid, which works in conjunction with a source of power (an engine mounted in the vehicle or within a separate "power pack" skid). The wireline drum unit is used to spool wireline cable into or out of a well, in order to perform surveys inside the well, sample fluids from the bottom of the well, retrieve or replace components from inside the well, or to perform other well remediation or survey operations. The wireline used may be "slick line", which is conventional single-strand steel cable used to convey tools in or out of the well, or "electric line", which contains an imbedded single-conductor or multi-conductor electrical line which permits communication between the surface and electronic instruments attached to the end of the wireline at the bottom of the well.

Wireline units are usually used in conjunction with a variety of other pressure control equipment which permit safe access into wells while they are flowing and under pressure at the surface. The Company engineers and manufactures a broad range of pressure control equipment for wireline operations, including wireline blowout preventers, strippers, packers, lubricators and grease injection units. Additionally, the Company makes wireline rigging equipment such as mast trucks.

Turret Mooring Systems. The Company acquired Advanced Production and Loading PLC ("APL"), in December 2010. APL, based in Norway, designs and manufactures turret mooring systems and other products for FPSOs and other offshore vessels and terminals. A turret mooring system consists of a geostatic part attached to the seabed and a rotating part integrated in the hull of the FPSO, which are connected and allow the ship to weathervane (rotate) around the turret.

Facilities. The Company's Rig Technology segment conducts manufacturing operations at major facilities in Houston, Galena Park, Sugar Land, Conroe, Cedar Park, Anderson, Fort Worth and Pampa, Texas; Duncan, Oklahoma; Orange, California; Edmonton, Canada; Aberdeen, Scotland; Kristiansand, Stavanger and Arendal, Norway; Etten-Leur and Groot-Ammers, the Netherlands; Carquefou, France; Singapore; Lanzhou and Shanghai, China; Dubai, UAE; and Ulsan, South Korea. For a more detailed listing of significant facilities see Item 2. "Properties". The Rig Technology segment maintains sales and service offices in most major oilfield markets, either directly or through agents.

Customers and Competition. Rig Technology sells directly to drilling contractors, other rig fabricators, well servicing companies, pressure pumping companies, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity.

The products of the Rig Technology segment are sold in highly competitive markets and its sales and earnings can be affected by competitive actions such as price changes, new product development, or improved availability and delivery. The segment's primary competitors are Access Oil Tools; Aker Solutions AS; American Block; Bomco; Canrig (a division of Nabors Industries); Cavins Oil Tools; Cameron; DenCon Oil Tools; Forum Oilfield Technologies; General Electric; Hitec Drilling Products; Hong Hua; Huisman; Global Energy Services; LTI (a division of Rowan Companies); M&I Electric; Tesco Corporation; Stewart & Stevenson, Inc.; Huntings, Ltd.; Vanoil; Parveen Industries; Soilmec; TTS Sense; Omron; Bentee; Blohm; Voss; Liebher; Seatrax; MacGregor; Rolls Royce and Weatherford International, Inc. Management believes that the principal competitive factors affecting its Rig Technology segment are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, breadth of product line and price.

Petroleum Services & Supplies

The Company provides a broad range of support equipment, spare parts, consumables and services through the Petroleum Services & Supplies segment. Petroleum Services & Supplies segment sells directly and provides a variety of tubular services, composite tubing, and coiled tubing to oil and gas producers, national oil companies, drilling contractors, well servicing companies, and tubular processors, manufacturers and distributors. These include inspection and reclamation services for drill pipe, casing, production tubing, sucker rods and line pipe at drilling and workover rig locations, at yards owned by its customers, at steel mills and processing facilities that manufacture tubular goods, and at facilities which it owns. The Company also provides internal coating of tubular goods at several coating plants worldwide and through licensees in certain locations. Additionally, the Company designs, manufactures and sells high pressure fiberglass and composite tubulars for use in corrosive applications and coiled tubing for use in well servicing applications and connections for large diameter conductor pipe.

The Company's customers rely on tubular inspection services to avoid failure of tubing, casing, flowlines, pipelines and drill pipe. Such tubular failures are expensive and in some cases catastrophic. The Company's customers rely on internal coatings of tubular goods to prolong the useful lives of tubulars and to increase the volumetric throughput of in-service tubular goods. The Company's customers sometimes use fiberglass or composite tubulars in lieu of conventional steel tubulars, due to the corrosion-resistant properties of fiberglass and other composite materials. Tubular inspection and coating services are used most frequently in operations in high-temperature, deep, corrosive oil and gas environments. In selecting a provider of tubular inspection and tubular coating services, oil and gas operators consider such factors as reputation, experience, technology of products offered, reliability and price.

The Petroleum Services & Supplies segment also provides products and services that are used in the course of drilling oil and gas wells. The NOV Downhole business sells and rents bits, drilling motors and specialized downhole tools that are incorporated into the drill stem during drilling operations, and are also used during fishing, well intervention, re-entry, and well completion operations. The Wellsite Services business provides products and services such as drilling fluids, highly-engineered solids control equipment, waste handling and treatment, completion fluids, power generation equipment, and other ancillary well site equipment and services. Wellsite Services is also engaged in barium sulfate ("barite") mining operations in the State of Nevada. Barite is an inert powder material used as the primary weighting agent in drilling fluids. Additionally, efficient separation of drill cuttings enables the re-use of often costly drilling fluids. The Pumps & Expendables business provides centrifugal, reciprocating, and progressing cavity pumps and pump expendables ("Pumps & Expendables") into the global oil and gas and industrial markets.

Solids Control and Waste Management. The Company is engaged in the provision of highly-engineered equipment, products and services which separate and manage drill cuttings produced by the drilling process ("Solids Control"). Drill cuttings are usually contaminated with petroleum or drilling fluids, and must be disposed of in an environmentally sound manner.

Fluids Services. The Company acquired the Spirit group of companies in May 2009 ("Spirit") and Ambar in January 2010. Both are engaged in the provision of drilling fluids, completion fluids and other related services. This division is also engaged in barite mining operations. Drilling fluids are designed and used to maintain well bore stability while drilling, control downhole pressure, drill bit lubrication, and as a drill cuttings displacement medium. Completion fluids are used to clean the well bore and stimulate production.

Portable Power. The acquisition of Welch Sales and Service, Inc. in 2008 placed Wellsite Services in the power generation and temperature control business. The Portable Power division provides rental equipment for use in the upstream oil and gas industry, refinery and petrochemical, construction, events, disaster relief and other industries.

Tubular Coating. The Company develops, manufactures and applies its proprietary tubular coatings, known as Tube-Kote® coatings, to new and used tubulars. Tubular coatings help prevent corrosion of tubulars by providing a tough plastic shield to isolate steel from corrosive oilfield fluids such as CO_2, H_2S and brine. Delaying or preventing corrosion extends the life of existing tubulars, reduces the frequency of well remediation and reduces expensive interruptions in production. In addition, coatings are designed to increase the fluid flow rate through tubulars by decreasing or eliminating paraffin and scale build-up, which can reduce or block oil flow in producing wells. The smooth inner surfaces of coated tubulars often increase the fluid through-put on certain high-rate oil and gas wells by reducing friction and turbulence. The Company's reputation for supplying quality internal coatings is an important factor in its business, since the failure of coatings can lead to expensive production delays and premature tubular failure. In 2005, the Company created a 60%-owned joint venture in China with the Huabei Petroleum Administration Bureau, which coats Chinese produced drill pipe using the Company's proprietary coatings. In 2007, the joint venture opened a second coating plant in Jiangyin City, China.

In addition to the Company's TK® coatings, it also has complementary corrosion control products and services including TK® Liners, TuboWrap™, and KC-IPC Connections. TK Liners are fiberglass-reinforced tubes which are inserted into steel line pipe. This safeguards the pipe against corrosion and extends the life of the pipeline. In conjunction with the Thru-Kote® connection system customers can weld a sleeve for a continuous fiberglass lined pipeline. Tubo-Wrap™ is a high performance external coating that protects the pipe during installation and from corrosion once the pipeline is in place. KC-IPC Connections use a modified American Petroleum Institute ("API") coupling to create a "gas-tight" seal that prevents corrosion and turbulence in the critical connections of tubulars while protecting the internal plastic coating at the highly loaded contact points.

Tubular Inspection. Newly manufactured pipe sometimes contains serious defects that are not detected at the mill. In addition, pipe can be damaged in transit and during handling prior to use at the well site. As a result, exploration and production companies often have new tubulars inspected before they are placed in service to reduce the risk of tubular failures during drilling, completion, or production of oil and gas wells. Used tubulars are inspected by the Company to detect service-induced flaws after the tubulars are removed from operation. Used drill pipe and used tubing inspection programs allow operators to replace defective lengths, thereby prolonging the life of the remaining pipe and saving the customer the cost of unnecessary tubular replacements and expenses related to tubular failures.

Tubular inspection services employ all major non-destructive inspection techniques, including electromagnetic, ultrasonic, magnetic flux leakage and gamma ray. These inspection services are provided both by mobile units which work at the wellhead as used tubing is removed from a well, and at fixed site tubular inspection locations. The Company provides an ultrasonic inspection service for detecting potential fatigue cracks in the end area of used drill pipe, the portion of the pipe that traditionally has been the most difficult to inspect. Tubular inspection facilities also offer a wide range of related services, such as API thread inspection, ring and plug gauging, and a complete line of reclamation services necessary to return tubulars to useful service, including tubular cleaning and straightening, hydrostatic testing and re-threading.

In addition, the Company applies hardbanding material to drill pipe, to enhance its wear characteristics and reduce downhole casing wear as a result of the drilling process. In 2002, the Company introduced its proprietary line of hardbanding material, TCS — 8000 ä. The Company also cleans, straightens, inspects and coats sucker rods at 11 facilities throughout the Western Hemisphere. Additionally, new sucker rods are inspected before they are placed into service, to avoid premature failure, which can cause the oil well operator to have to pull and replace the sucker rod.

Machining Services. In 2005, the Company acquired Turner Oilfield Services and expanded our product offering into thread repair, tool joint rebuilding and sub manufacturing. Since then the Company has made strategic acquisitions of Hendershot and Mid-South and has expanded its machining services internally to develop a "one-stop-shop" concept for its drill pipe customers. Thread repair services include rotary shouldered and premium connections. The Company is licensed to perform thread repair services for API and proprietary connections. Tool joint rebuilding is a unique process to restore worn drill pipe tool joints, drill collars and heavy weight drill pipe to the original specifications to extend the service life of those assets. The Company manufactures downhole tools and is API licensed for this process in several locations.

In November 2009, the Company acquired South Seas Inspection (S) Pte. Ltd., ("SSI") and certain assets of its Brazilian affiliate. SSI provides a wide array of oilfield services including rig and derrick construction, derrick inspection and maintenance, drops surveys and load testing at the rig through the use of rope access technicians. This acquisition adds multiple new services and allows the Company to grow this business by leveraging existing relationships and infrastructure. These operations are based out of Singapore with branch offices in Baku, Azerbaijan and Aktau, Kazkhstan as well as a representative office in Vietnam. The highly trained workforce is completely mobile and provides these services worldwide.

Mill Systems and Sales. The Company engineers and fabricates inspection equipment for steel mills, which it sells and rents. The equipment is used for quality control purposes to detect defects in the pipe during the high-speed manufacturing process. Each piece of mill inspection equipment is designed to customer specifications and is installed and serviced by the Company.

Drill Pipe Products. The Company manufactures and sells a variety of drill stem products used for the drilling of oil and gas wells. The principal products sold by Drill Pipe Products are: (i) drill pipe, (ii) drill collars and heavyweight drill pipe and (iii) drill stem accessories including tool joints. Drill pipe is the principal tool, other than the rig, required for the drilling of an oil or gas well. Its primary purpose is to connect the above-surface drilling rig to the drill bit. A drilling rig will typically have an inventory of 10,000 to 30,000 feet of drill pipe depending on the size and service requirements of the rig. Joints of drill pipe are connected to each other with a welded-on tool joint to form what is commonly referred to as the drill string or drill stem.

When a drilling rig is operating, motors mounted on the rig rotate the drill pipe and drill bit. In addition to connecting the drilling rig to the drill bit, drill pipe provides a mechanism to steer the drill bit and serves as a conduit for drilling fluids and cuttings. Drill pipe is a capital good that can be used for the drilling of multiple wells. Once a well is completed, the drill pipe may be used again and again to drill other wells until the drill pipe becomes damaged or wears out.

In recent years, the depth and complexity of the wells customers drill, as well as the specifications and requirements of the drill pipe they purchase, have substantially increased. A majority of the drill pipe sold is required to meet specifications exceeding minimum API standards. The Company offers a broad line of premium drilling products designed for the offshore, international and domestic drilling markets. The Company's premium drilling products include its proprietary lines of XT® and TurboTorqueTM connections and large diameter drill pipe that delivers hydraulic performance superior to standard sizes.

Drill collars are used in the drilling process to place weight on the drill bit for better control and penetration. Drill collars are located directly above the drill bit and are manufactured from a solid steel bar to provide necessary weight.

Heavyweight drill pipe is a thick-walled seamless tubular product that is less rigid than a drill collar. Heavyweight drill pipe provides a gradual transition between the heavier drill collar and the lighter drill pipe.

The Company also provides subs, pup joints (short and odd-sized tubular products) and other drill stem accessories. These products all perform special functions within the drill string as part of the drilling process.

NOV IntelliServ. NOV IntelliServ is a joint venture between the Company and Schlumberger, Ltd. in which the Company holds a 55% interest and maintains operational control. NOV IntelliServ provides wellbore data transmission services that enable high-speed communication up and down the drill string throughout drilling and completion operations that are undertaken during the construction of oil and gas wells. NOV IntelliServ's core product, "The IntelliServ® Broadband Network", was commercialized in February 2006 and incorporates various proprietary mechanical and electrical components into the Company's premium drilling tubulars to enable data transmission rates that are currently up to 20,000 times faster than mud pulse, the current industry standard. The IntelliServ® Broadband Network also permits virtually unlimited real-time actuation of drilling tools and sensors at the bottom of the drill string, a process that conventionally requires the time consuming return of tools to the surface. NOV IntelliServ offers its products and services on a rental basis to oil and gas operators.

Voest-Alpine Tubulars ("VAT"). VAT is a joint venture between the Company and the Austrian based Voestalpine Group. The Company has a 50.01% investment in the joint venture which is located in Kindberg, Austria. VAT owns a tubular mill with an annual capacity of approximately 380,000 metric tons and is the primary supplier of green tubes for our U.S. based production. In addition to producing green tubes, VAT produces seamless tubular products for the OCTG market and non-OCTG products used in the automotive, petrochemical, construction, mining, tunneling and transportation industries.

Fiberglass & Composite Tubulars. When compared to conventional carbon steel and even corrosion-resistant alloys, resin-impregnated fiberglass and other modern plastic composites often exhibit superior resistance to corrosion. Some producers manage the corrosive fluids sometimes found in oil and gas fields by utilizing composite or fiberglass tubing, casing and line pipe in the operations of their fields. In 1997, the Company acquired Fiber Glass Systems, a leading provider of high pressure fiberglass tubulars used in oilfield applications, to further serve the tubular corrosion prevention needs of its customers. Fiber Glass Systems has manufactured fiberglass pipe since 1968 under the name "Star ®", and was the first manufacturer of high-pressure fiberglass pipe to be licensed by the API in 1992. Through acquisitions and investments in technologies, the Company has extended its fiberglass and composite tubing offering into industrial and marine applications, in addition to its oilfield market.

Coiled Tubing. Coiled tubing provides a number of significant functional advantages over the principal alternatives of conventional drill pipe and workover pipe. Coiled tubing allows faster "tripping," since the coiled tubing can be reeled quickly on and off a drum and in and out of a wellbore. In addition, the small size of the coiled tubing unit compared to an average workover rig or drilling rig reduces preparation time at the well site. Coiled tubing permits a variety of workover and other operations to be performed without having to pull the existing production tubing from the well and allows ease of operation in horizontal or highly deviated wells. Thus, operations using coiled tubing can be performed much more quickly and, in many instances, at a significantly lower cost. Finally, use of coiled tubing generally allows continuous production of the well, eliminating the need to temporarily stop the flow of hydrocarbons. As a result, the economics of a workover are improved because the well can continue to produce hydrocarbons and thus produce revenues while the well treatments are occurring. Continuous production also reduces the risk of formation damage which can occur when the flow of fluids is stopped or isolated. Under normal operating conditions, the coiled tubing string must be replaced every three to four months. The Company designs, manufactures, and sells coiled tubing under the Quality Tubing brand name at its mill in Houston, Texas.

NOV Downhole. The NOV Downhole business unit combines a wide array of drilling and intervention tool product lines with the drill bit, coring services, borehole enlargement and drilling dynamics/drilling optimization service lines previously consolidated within the ReedHycalog business unit of Grant Prideco.

The broad spectrum of bottom hole assembly ("BHA") components offered by NOV Downhole is unique within the industry and is the result of the Company's strategic consolidation of several key acquisitions, including: NQL Energy Services, Inc., a leading manufacturer and provider of downhole drilling tools; Gammaloy Holdings, L.P., a manufacturer and provider of non-magnetic drill collars and other related products; and the ReedHycalog, Corion, and Andergauge business units of Grant Prideco, a global leader in the design, manufacture and provision of drill bits, variable gauge stabilizers, hydraulically and mechanically actuated under-reamers, specialty coring services and downhole vibration mitigation services.

NOV Downhole manufactures fixed cutter and roller cone drill bits and services its customer base through a technical sales and marketing network in virtually every significant oil and gas producing region of the world. It provides fixed-cutter bit technology under various brand names including TReX®, Raptorä, SystemMatchedä and Rotary Steerable. One of its most significant fixed cutter drill bit innovations is the TReX®, Raptorä, and Duraforce family of cutter technologies which significantly increase abrasion resistance (wear life) without sacrificing impact resistance (toughness). This technology provides a diamond surface that maintains a sharp, low-wear cutting edge that produces drilling results that exceed conventional standards for polycrystalline diamond ("PDC") bit performance.

The Company produces roller-cone bits for a wide variety of oil and gas drilling applications. Roller-cone bits consist of three rotating cones that have cutting teeth, which penetrate the formation through a crushing action as the cones rotate in conjunction with the rotation of the drill pipe. This cutting mechanism, while less efficient than fixed-cutter bits, is more versatile in harder formations, or where the geology is changing. We manufacture roller-cone bits with milled teeth and with tungsten carbide insert teeth, which have a longer life in harder formations. We also manufacture a unique patented line of bits using a powder-metal forging technology sold under the brand TuffCutterä. We market our roller-cone products and technology globally under various brand names including RockForce™, Titan™ and TuffCutter™.

NOV Downhole designs, manufacturers and services a wide array of downhole motors used in straight hole, directional, slim hole, and coiled tubing drilling applications. These motors are sold or leased under the NOV Downhole brand name. The Company also maintains a wide variety of motor power sections, including its proprietary PowerPlus™ and HemiDril™ rotors and stators which it incorporates into its own motors as well as sells to third parties. Downhole drilling motors utilize hydraulic horsepower from the drilling fluid pumped down the drill stem to develop torque at the bit. Motors are capable of achieving higher rotary velocities than can generally be achieved using conventional surface rotary equipment. Motors are often used in conjunction with high speed PDC bits to improve rates of penetration.

NOV Downhole also manufactures and sells drilling jars and fishing tools. Drilling jars are placed in the drill string, where they can be used to generate a sudden, jarring motion to free the drill string should it become stuck in the wellbore during the drilling process. This jarring motion is generated using hydraulic and/or mechanical force provided at the surface. In the event that a portion of the drill string becomes stuck and cannot be jarred loose, fishing tools are run into the wellbore on the end of the drill string to retrieve the portion that is stuck.

Through its Coring Services business line, NOV Downhole offers coring solutions that enable the extraction of actual rock samples from a drilled well bore and allow geologists to examine the formations at the surface. One of the coring services utilized is the Company's unique Corion Express® system which allows the customer to drill and core a well without tripping pipe. Corion Express® utilizes wireline retrievable drilling and coring elements which allow the system to transform from a drilling assembly to a coring assembly and also to wireline retrieve the geological core. This capability enables customers to save significant time and expense during the drilling and coring process.

NOV Downhole offers a wide variety of industry leading technologies to enable customers to enlarge the diameter of a drilled hole below a restriction (typically a casing string) via its Borehole Enlargement business line. Borehole enlargement services are typically utilized in deep water drilling where customers wish to maximize the size of each successive casing string in order to preserve a relatively large completion hole size through which to produce hydrocarbons from the reservoir. Borehole enlargement is also employed where customers wish to reduce the fluid velocity and pressure within the well-bore annulus to reduce the risk of formation erosion or accidental fracture. Borehole Enlargement provides bi-centered drill bits, expandable reamers (marketed under the AnderReamer™ brand name) and associated equipment along with well-site service technicians who deliver 24 hour support during hole enlargement operations.

NOV Downhole offers drilling optimization services via its Advanced Drilling Solutions ("ADS") business line. ADS services incorporate various downhole vibration measurement and mitigation tools along with dedicated, highly trained personnel who interpret such data and provide drilling parameter guidance intended to improve drilling efficiency and reduce drilling risk.

Pumps & Expendables. The Company's Pumps & Expendables business designs, manufactures, and sells pumps that are used in oil and gas drilling operations, well service operations, production applications, as well as industrial applications. These pumps include reciprocating positive displacement and centrifugal pumps. High pressure mud pumps are sold within the Rig Technology segment. These pumps are sold as individual units and unitized packages with drivers, controls and piping. The Company also manufactures fluid end expendables (liners, valves, pistons, and plungers), fluid end modules and a complete line of dies and inserts for pipe handling. The Company offers popular industry brand names like Wheatley, Gaso, and Omega reciprocating pumps, acquired in 2000; Halco Centrifugal Pumps, acquired in 2002; Petroleum Expendable Products ("PEP"), acquired in 1997; and Phoenix Energy Products, acquired in 1998.

The Company also manufactures a line of commodity and high end valves, chokes, and flow line equipment used in both production and drilling applications. Additionally these products are used in the fabrication of choke and kill standpipe, cement, and production manifolds. The Company manufactures its pump products in Houston, Odessa and Marble Falls, Texas; Tulsa and McAlester, Oklahoma; Scott, Louisiana; Newcastle, England; Dehradun, India and Buenos Aires, Argentina.

XL Systems. The Company's XL Systems product line offers the customer an integrated package of large-bore tubular products and services for offshore wells. This product line includes the Company's proprietary line of wedge thread marine connections on large-bore tubulars and related engineering and design services. The Company provides this product line for drive pipe, jet strings and conductor casing. The Company also offers weld-on connections and service personnel in connection with the installation of these products. In early 2007, the Company completed development of its new high-strength Viper™ weld-on connector that it believes will permit the Company to penetrate traditional markets that do not require the enhanced performance of its proprietary wedge-thread design.

Customers and Competition. Customers for the Petroleum Services & Supplies' tubular services include major and independent oil and gas companies, national oil companies, drilling and workover contractors, oilfield equipment and product distributors and manufacturers, oilfield service companies, steel mills, and other industrial companies. The Company's competitors include, among others, Ameron International Corp; EDO Corporation; ShawCor Ltd.; Schlumberger, Ltd.; Frank's International; Inc.; Baker Hughes Incorporated; Halliburton Company; Weatherford International Ltd.; Patterson Tubular Services; Vallourec & Mannesmann; and Precision Tube (a division of Tenaris). In addition, the Company competes with a number of smaller regional competitors in tubular inspection. Certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies or regulations that may give local nationals in these countries certain competitive advantages. Within the Company's corrosion control products, certain substitutes such as non-metallic tubulars, inhibitors, corrosion resistant alloys, cathodic protection systems, and non-metallic liner systems also compete with the Company's products. Management believes that the principal competitive factors affecting this business are performance, quality, reputation, customer service, availability of products, spare parts, and consumables, breadth of product line and price.

The primary customers for drilling services offered by the Petroleum Services & Supplies segment include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in drilling services include Schlumberger, Ltd. ("SWACO"); Baker Hughes Incorporated; Halliburton Company; Derrick Manufacturing Corp.; Fluid

Systems; Oil Tools Pte. Ltd; Peak Energy Services, Ltd.; Varel; United Diamond; Roper; Robbins & Myers; Southwest Oilfield Products; and a number of regional competitors. The Petroleum Services & Supplies segment sells drilling services into highly competitive markets. Management believes that on-site service is becoming an increasingly important competitive element in this market, and that the principal competitive factors affecting the business are performance, quality, reputation, customer service, product availability and technology, breadth of product line and price.

Distribution Services

The Distribution Services segment is a market leader in the provision of supply chain management services to drilling contractors and exploration and production companies around the world. Through its network of over 200 Distribution Service Center locations worldwide, this segment stocks and sells a large line of oilfield products including consumable maintenance, repair and operating supplies, valves, fittings, flanges and spare parts that are needed throughout the drilling, completion and production process. The supplies and equipment stocked by our Distribution Service Centers are customized to meet a wide variety of customer demands.

Distribution's supply chain solutions for customers include outsourcing the functions of procurement, inventory & warehouse management, logistics, business process, and performance metrics reporting. In this solution offering, we leverage the flexible infrastructure of our SAP™ ERP system to streamline the acquisition process from requisition to procurement to payment, by digitally managing approval routing & workflow, and by providing robust reporting functionality.

NOV RigStore™ is a cutting-edge industry value offering by Distribution Services whereby we provide the installation, staffing and management of supply stores on offshore drilling rigs. With the NOV RigStore™ business model, Distribution Services installs its own ERP system onboard in order to access and leverage Distribution's global inventory, hundreds of support locations, and thousands of vendors across multiple product lines. This business model relieves the average offshore drilling rig's balance sheet by providing improved accounting of these expense items, lower capital costs, extended payment on part of the driller until the item is actually issued from the onboard supply store, and removed risk of ownership from the customer. Whether it is a smaller, new drilling contractor or larger, established drilling company the benefits of effective supply chain management and reduced total cost of ownership are substantial.

Distribution Services also provides unique one-stop-shop value propositions in the Exploration and Production market in key areas of artificial lift, measurement & controls, valving & actuation, and flow optimization. Through focused effort, we have built expertise in providing applications engineering, systems & parts integration, optimization solutions, and after-sales service & support in the aforementioned areas. Distribution Services is diversifying by adding new artificial lift technologies, as well as measurement & controls competencies to become the biggest global provider of equipment and services in the exploration and production space.

Approximately 78% of Distribution Services segment's sales in 2010 were in the United States and Canada. The remainder comes from key international markets in Latin America, the North Sea, Middle East, Africa and the Far East. The Distribution Services segment has now expanded into oilfields in over 20 countries. Approximately 25% of Distribution Services revenues are from the resale of goods manufactured by other segments within the Company and the balance are sales of goods manufactured by third parties.

Distribution Services works to strategically increase revenue and enhance alliances with customers by continuous expansion of product and service solutions and creation of differentiating value propositions. Additionally the segment leverages its extensive purchasing power to reduce the cost of the goods. Distribution Services is strategically expanding its sourcing network into low cost countries globally.

Customers and Competition. The primary customers for Distribution Services include drilling contractors, well servicing companies, major and independent oil and gas companies, and national oil companies. Competitors in Distribution Services include Wilson Supply (a division of Schlumberger, Ltd.), CE Franklin, McJunkin Red Man, and a number of regional competitors.

2010 Acquisitions and Other Investments

In 2010, the Company made the following acquisitions and outside investments:

Acquisition	Form	Operating Segment	Date of Transaction
Ambar Lone Star Fluid Services, LLC	Asset	Petroleum Services & Supplies	January 2010
Visible Assets, Inc.	Stock	Petroleum Services & Supplies	April 2010
Sigma Offshore, Ltd.	Stock	Rig Technology	April 2010
Paradigm Lift Technologies, LLC	Asset	Distribution Services	April 2010
kVA, Ltd.	Stock	Petroleum Services & Supplies	June 2010
Power & Leasing division of Tarpon Energy Services, Ltd.	Asset	Petroleum Services & Supplies	September 2010
Group KZ, LLP	Stock	Distribution Services	October 2010
Big Red Tubulars, Ltd.	Stock	Petroleum Services & Supplies	November 2010
Advanced Production and Loading PLC	Stock	Rig Technology	December 2010
Greystone Technologies PTY Ltd.	Stock	Petroleum Services & Supplies	December 2010
Welltronics MWD LLC	Asset	Rig Technology	December 2010
Permian Fabrication	Asset	Petroleum Services & Supplies	December 2010

The Company paid an aggregate purchase price of $556 million, net of cash acquired for acquisitions and outside investments in 2010.

Seasonal Nature of the Company's Business

Historically, the level of some of the Company's segments have followed seasonal trends to some degree. In general the Rig Technology segment has not experienced significant seasonal fluctuation although orders for new equipment may be modestly affected by holiday schedules. There can be no guarantee that seasonal effects will not influence future sales in this segment.

In Canada, the Petroleum Services & Supplies segment has typically realized high first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In past years, certain Canadian businesses within Petroleum Services & Supplies and Distribution Services have declined during the second quarter due to warming weather conditions which resulted in thawing, softer ground, difficulty accessing drill sites, and road bans that curtailed drilling activity ("Canadian Breakup"). However, these segments have typically rebounded in the third and fourth quarter. Petroleum Services & Supplies activity in both the U.S. and Canada sometimes increases during the third quarter and then peaks in the fourth quarter as operators spend the remaining drilling and/or production capital budgets for that year. Petroleum Services & Supplies revenues in the Rocky Mountain region sometimes decline in the late fourth quarter or early first quarter due to harsh winter weather. The segment's fiberglass and composite tubulars business in China has typically declined in the first quarter due to the impact of weather on manufacturing and installation operations, and due to business slowdowns associated with the Chinese New Year.

The Company anticipates that the seasonal trends described above will continue. However, there can be no guarantee that spending by the Company's customers will continue to follow patterns seen in the past or that spending by other customers will remain the same as in prior years.

Marketing & Distribution Network

Substantially all of our Rig Technology capital equipment and spare parts sales, and a large portion of our smaller pumps and parts sales, are made through our direct sales force and distribution service centers. Sales to foreign oil companies are often made with or through agent or representative arrangements. Products within Petroleum Service & Supplies are rented and sold worldwide through our own sales force and through commissioned representatives. Distribution Services sales are made directly through our network of distribution service centers.

The Rig Technology segment's customers include drilling contractors, shipyards and other rig fabricators, well servicing companies, pressure pumpers, national oil companies, major and independent oil and gas companies, supply stores, and pipe-running service providers. Demand for its products is strongly dependent upon capital spending plans by oil and gas companies and drilling contractors, and the level of oil and gas well drilling activity. Rig Technology purchases can represent significant capital expenditures, and are often sold as part of a rig fabrication or major rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related product and services providers, such as rig fabrication yards and rig design firms.

The Petroleum Services & Supplies segment's customers for tubular services include major and independent oil and gas companies, national oil companies, oilfield equipment and product distributors and manufacturers, drilling and workover contractors, oilfield service companies, pressure pumpers, pipeline operators, pipe mills, manufacturers and processors, and other industrial companies. Certain tubular inspection and tubular coating products and services often are incorporated as a part of a tubular package sold by tubular supply stores to end users. The Company primarily has direct operations in the international marketplace, but operates through agents in certain markets.

The Petroleum Services & Supplies segment's customers for drilling services are predominantly major and independent oil and gas companies, national oil companies, drilling contractors, well servicing companies, providers of drilling fluids, and other oilfield service companies. This segment operates sales and distribution facilities at strategic locations worldwide to service areas with high drilling activity. Strategically located service and engineering facilities provide specialty repair and maintenance services to customers. Sales of capital equipment are sometimes made through rig fabricators, and often are bid as part of a rig fabrication package or rig refurbishment package. Sometimes these packages cover multiple rigs, and often the Company bids jointly with other related service providers.

Distribution Services sales are made through our network of distribution service centers. Customers for our products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

The Company's foreign operations, which include significant operations in Canada, Europe, the Far East, the Middle East, Africa and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including foreign currency exchange risks and uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. Although the Company has not experienced any material problems in foreign countries arising from nationalistic policies, political instability, economic instability or currency restrictions, there can be no assurance that such a problem will not arise in the future. As discussed in Item 7A. "Quantitative and Qualitative Disclosures about Market Risk", the Venezuelan government devalued its currency in 2010. See Note 15 to the Consolidated Financial Statements for information regarding geographic revenue information.

Research and New Product Development and Intellectual Property

The Company believes that it has been a leader in the development of new technology and equipment to enhance the safety and productivity of drilling and well servicing processes and that its sales and earnings have been dependent, in part, upon the successful introduction of new or improved products. Through its internal development programs and certain acquisitions, the Company has assembled an extensive array of technologies protected by a substantial number of trade and service marks, patents, trade secrets, and other proprietary rights.

As of December 31, 2010, the Company held a substantial number of United States patents and had several patent applications pending. Expiration dates of such patents range from 2011 to 2030. As of this date, the Company also had foreign patents and patent applications pending relating to inventions covered by the United States patents. Additionally, the Company maintains a substantial number of trade and service marks and maintains a number of trade secrets.

Although the Company believes that this intellectual property has value, competitive products with different designs have been successfully developed and marketed by others. The Company considers the quality and timely delivery of its products, the service it provides to its customers and the technical knowledge and skills of its personnel to be as important as its intellectual property in its ability to compete. While the Company stresses the importance of its research and development programs, the technical challenges and market uncertainties associated with the development and successful introduction of new products are such that there can be no assurance that the Company will realize future revenues from new products.

Engineering and Manufacturing

The manufacturing processes for the Company's products generally consist of machining, welding and fabrication, heat treating, assembly of manufactured and purchased components and testing. Most equipment is manufactured primarily from alloy steel, and the availability and price of alloy steel castings, forgings, purchased components and bar stock is critical to the production and timing of shipments. Primary manufacturing facilities for the Rig Technology segment are located in Houston, Galena Park, Sugar Land, Conroe, Cedar Park, Anderson, Fort Worth and Pampa, Texas; Duncan, Oklahoma; Orange, California; Edmonton, Canada; Aberdeen, Scotland; Kristiansand, Stavanger and Arendal, Norway; Etten-Leur and Groot-Ammers, the Netherlands; Carquefou, France; Singapore; Lanzhou and Shanghai, China; Dubai, UAE; and Ulsan, South Korea.

The Petroleum Services & Supplies segment manufactures or assembles the equipment and products which it rents and sells to customers, and which it uses in providing services. Downhole tools are manufactured at facilities in Houston, Texas; Manchester, England; Dubai, UAE; and Singapore. Drill Bits are manufactured at facilities in Conroe, Texas; Stonehouse, U.K; and Jurong, Singapore. Drill Stem technology development and drill pipe are manufactured at facilities in Navasota, Texas; Veracruz, Mexico; Jurong, Singapore; and Baimi Town, Jiangyan and Jiangsu, China. Solids control equipment and screens are manufactured at facilities in Houston and Conroe, Texas; New Iberia, Louisiana; Aberdeen, Scotland; Trinidad; Shah Alum and Puncak Alam, Malaysia; and Macae, Brazil. Pumps are manufactured at facilities in Houston, Odessa and Marble Falls, Texas; McAlester and Tulsa, Oklahoma; Manchester and Newcastle, England; Melbourne, Australia; and Buenos Aires, Argentina. NOV IntelliServ manufactures or assembles equipment in Provo, Utah. The Company manufactures tubular inspection equipment and tools at its Houston, Texas facility for resale, and renovates and repairs equipment at its manufacturing facilities in Houston, Texas; Celle, Germany; Singapore; and Aberdeen, Scotland. Fiberglass and composite tubulars and fittings are manufactured at facilities in San Antonio, Texas; Little Rock, Arkansas; Tulsa, Oklahoma; Wichita, Kansas; and Harbin and Suzhou, China, while tubular coatings are manufactured in its Houston, Texas facility, or through restricted sale agreements with third party manufacturers. Certain of the Company's manufacturing facilities and certain of the Company's products have various certifications, including, ISO 9001, API, APEX and ASME.

Raw Materials

The Company believes that materials and components used in its servicing and manufacturing operations and purchased for sales are generally available from multiple sources. The prices paid by the Company for its raw materials may be affected by, among other things, energy, steel and other commodity prices; tariffs and duties on imported materials; and foreign currency exchange rates. In 2006 and 2007, the price for mild steel and standard grades stabilized while specialty alloy prices continued to rise driven primarily by escalation in the price of the alloying agents. However, toward the end of 2007, the Company began to see price escalations in all grades of steel that continued into 2008. During 2008, steel prices stabilized and the Company began to experience some declines in steel prices late in 2008 and throughout 2009. The Company has generally been successful in its effort to mitigate the financial impact of higher raw materials costs on its operations by applying surcharges to and adjusting prices on the products it sells. Furthermore, the Company continued to expand its supply base in 2006, 2007 and 2008 throughout the world to address its customers' needs. In 2010, the Company witnessed flat to slight increases in steel pricing. The Company anticipates higher steel pricing across the board in 2011. Higher prices and lower availability of steel and other raw materials the Company uses in its business may adversely impact future periods.

Backlog

The Company monitors its backlog of orders within its Rig Technology segment to guide its planning. Backlog includes orders greater than $250,000 for most items and orders for wireline units in excess of $75,000, and which require more than three months to manufacture and deliver.

Backlog measurements are made on the basis of written orders which are firm, but may be defaulted upon by the customer in some instances. Most require reimbursement to the Company for costs incurred in such an event. There can be no assurance that the backlog amounts will ultimately be realized as revenue, or that the Company will earn a profit on backlog work. Our backlog for equipment at December 31, 2010, 2009 and 2008 was $5.0 billion, $6.4 billion and $11.1 billion, respectively.

Employees

At December 31, 2010, the Company had a total of 41,027 employees, of which 5,443 were temporary employees. Approximately 117 employees in the Company's fiberglass tubulars plant in Little Rock, Arkansas, and 152 employees of the Company's downhole tools product line in Houston and Conroe, Texas, are subject to collective bargaining agreements. Additionally, certain of the Company's employees in various foreign locations are subject to collective bargaining agreements.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, in addition to other information contained or incorporated by reference herein. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are dependent upon the level of activity in the oil and gas industry, which is volatile.

The oil and gas industry historically has experienced significant volatility. Demand for our services and products depends primarily upon the number of oil rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions, capital expenditures of other oilfield service companies and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and gas operators to make capital expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital equipment will continue to be influenced by numerous factors over which we have no control, including:

- the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain price stability through voluntary production limits, the level of production by non-OPEC countries and worldwide demand for oil and gas;
- level of production from known reserves;
- cost of exploring for and producing oil and gas;
- level of drilling activity and drilling rig dayrates;
- worldwide economic activity;
- national government political requirements;
- development of alternate energy sources; and
- environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors, well servicing companies, or production companies or in drilling or well servicing rig utilization rates, then demand for the products and services of the Company will decline.

Volatile oil and gas prices affect demand for our products.

Oil and gas prices have been volatile since 1972. In general, oil prices approximated $18-$22 per barrel from 1991 through 1997, experienced a decline into the low teens in 1998 and 1999, and have generally ranged between $25-$100 per barrel since 2000. In 2008, oil prices were extremely volatile — oil prices rose to $147 per barrel in July 2008 only to fall into the $35-$45 per barrel range in December 2008. In 2009, oil prices continued to be volatile, rising to the $70 per barrel range during the year. In 2010 oil prices continued rising to finish the year well above $80 per barrel. Domestic spot gas prices generally ranged between $1.80-$2.60 per mmbtu of gas from 1991 through 1999 then experienced spikes into the $10 range in 2001 and 2003. Prices generally ranged between $4.50-$12.00 per mmbtu during 2005-2008. In 2009 and 2010, spot gas prices generally stabilized, dropping into the $3 per mmbtu range during 2009 before rising slightly in 2010 to finish the year just under $4 per mmbtu.

Expectations for future oil and gas prices cause many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. Oil and gas prices, which are determined by the marketplace, may fall below a range that is acceptable to our customers, which could reduce demand for our products.

Worldwide financial and credit crisis could have a negative effect on our operating results and financial condition.

Events in 2008 and 2009 constrained credit markets and sparked a serious global banking crisis. The slowdown in worldwide economic activity caused by the global recession reduced demand for energy and resulted in lower oil and natural gas prices. Any prolonged reduction in oil and natural gas prices will reduce oil and natural gas drilling activity and result in a corresponding decline in the demand for our products and services, which could adversely impact our operating results and financial condition. Furthermore, many of our customers access the credit markets to finance their oil and natural gas drilling activity. If the recent crisis and recession reduce the availability of credit to our customers, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. Any such reduction in spending by our customers could adversely impact our operating results and financial condition.

There are risks associated with certain contracts for our drilling equipment.

As of December 31, 2010, we had a backlog of approximately $5.0 billion of drilling equipment to be manufactured, assembled, tested and delivered by our Rig Technology segment. The following factors, in addition to others not listed, could reduce our margins on these contracts, adversely affect our position in the market or subject us to contractual penalties:

- our failure to adequately estimate costs for making this drilling equipment;
- our inability to deliver equipment that meets contracted technical requirements;
- our inability to maintain our quality standards during the design and manufacturing process;
- our inability to secure parts made by third party vendors at reasonable costs and within required timeframes;
- unexpected increases in the costs of raw materials; and
- our inability to manage unexpected delays due to weather, shipyard access, labor shortages or other factors beyond our control.

The Company's existing contracts for rig equipment generally carry significant down payment and progress billing terms favorable to the ultimate completion of these projects and do not allow customers to cancel projects for convenience. However, unfavorable market conditions or financial difficulties experienced by our customers may result in cancellation of contracts or the delay or abandonment of projects.

Any such developments could have a material adverse effect on our operating results and financial condition.

Competition in our industry could ultimately lead to lower revenues and earnings.

The oilfield products and services industry is highly competitive. We compete with national, regional and foreign competitors in each of our current major product lines. Certain of these competitors may have greater financial, technical, manufacturing and marketing resources than us, and may be in a better competitive position. The following competitive actions can each affect our revenues and earnings:

- price changes;
- new product and technology introductions; and
- improvements in availability and delivery.

In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which we operate have adopted policies or regulations which may give local nationals in these countries competitive advantages. Competition in our industry could lead to lower revenues and earnings.

We have aggressively expanded our businesses and intend to maintain an aggressive growth strategy.

We have aggressively expanded and grown our businesses during the past several years, through acquisitions and investment in internal growth. We anticipate that we will continue to pursue an aggressive growth strategy but we cannot assure you that attractive acquisitions will be available to us at reasonable prices or at all. In addition, we cannot assure you that we will successfully integrate the operations and assets of any acquired business with our own or that our management will be able to manage effectively the increased size of the Company or operate any new lines of business. Any inability on the part of management to integrate and manage acquired businesses and their assumed liabilities could adversely affect our business and financial performance. In addition, we may need to incur substantial indebtedness to finance future acquisitions. We cannot assure you that we will be able to obtain this financing on terms acceptable to us or at all. Future acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage or decreased operating income for the Company, any of which could cause our business to suffer.

Our operating results have fluctuated during recent years and these fluctuations may continue.

We have experienced fluctuations in quarterly operating results in the past. We cannot assure that we will realize earnings growth or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors' expectations. The following factors, in addition to others not listed, may affect our quarterly operating results in the future:

- fluctuations in the oil and gas industry;
- competition;
- the ability to service the debt obligations of the Company;
- the ability to identify strategic acquisitions at reasonable prices;
- the ability to manage and control operating costs of the Company;
- fluctuations in political and economic conditions in the United States and abroad; and
- the ability to protect our intellectual property rights.

There are risks associated with our presence in international markets, including political or economic instability, currency restrictions, and trade and economic sanctions.

Approximately 66% of our revenues in 2010 were derived from operations outside the United States (based on revenue destination). Our foreign operations include significant operations in Canada, Europe, the Middle East, Africa, Southeast Asia, Latin America and other international markets. Our revenues and operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which we operate have adopted policies, or are subject to governmental policies, giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of these policies, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationships between us and government-owned petroleum companies.

Our operations outside the United States could also expose us to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations. The U.S. Department of Justice ("DOJ"), the U.S. Securities and Exchange

Commission and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of trading sanctions laws, the Foreign Corrupt Practices Act and other federal statutes. Under trading sanctions laws, the DOJ may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs. If any of the risks described above materialize, it could adversely impact our operating results and financial condition.

We have received federal grand jury subpoenas and subsequent inquiries from governmental agencies requesting records related to our compliance with export trade laws and regulations. We have cooperated fully with agents from the Department of Justice, the Bureau of Industry and Security, the Office of Foreign Assets Control, and U.S. Immigration and Customs Enforcement in responding to the inquiries. We have also cooperated with an informal inquiry from the Securities and Exchange Commission in connection with the inquiries previously made by the aforementioned federal agencies. We have conducted our own internal review of this matter. At the conclusion of our internal review in the fourth quarter of 2009, we identified possible areas of concern and discussed these areas of concern with the relevant agencies. We are currently negotiating a potential resolution with the agencies involved related to these matters. We currently anticipate that any administrative fine or penalty agreed to as part of a resolution would be within established accruals, and would not have a material effect on our financial position or results of operations. To the extent a resolution is not negotiated as anticipated, we cannot predict the timing or effect that any resulting government actions may have on our financial position or results of operations.

The results of our operations are subject to market risk from changes in foreign currency exchange rates.

We earn revenues, pay expenses and incur liabilities in countries using currencies other than the U.S. dollar, including, but not limited to, the Canadian dollar, the Euro, the British pound sterling, the Norwegian krone and the South Korean won. Approximately 66% of our 2010 revenue was derived from sales outside the United States. Because our Consolidated Financial Statements are presented in U.S. dollars, we must translate revenues and expenses into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Thus, increases or decreases in the value of the U.S. dollar against other currencies in which our operations are conducted will affect our revenues and operating income. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. We use derivative financial instruments to mitigate our net exposure to currency exchange fluctuations. We had forward contracts with a notional amount of $1,976 million (with a fair value of $24 million) as of December 31, 2010 to reduce the impact of foreign currency exchange rate movements. We are also subject to risks that the counterparties to these contracts fail to meet the terms of our foreign currency contracts. We cannot assure you that fluctuations in foreign currency exchange rates would not affect our financial results.

An impairment of goodwill or other indefinite lived intangible assets could reduce our earnings.

The Company has approximately $5.8 billion of goodwill and $0.6 billion of other intangible assets with indefinite lives as of December 31, 2010. Generally accepted accounting principles require the Company to test goodwill and other indefinite lived intangible assets for impairment on an annual basis or whenever events or circumstances occur indicating that goodwill might be impaired. Events or circumstances which could indicate a potential impairment include (but are not limited to) a significant reduction in worldwide oil and gas prices or drilling; a significant reduction in profitability or cash flow of oil and gas companies or drilling contractors; a significant reduction in worldwide well remediation activity; a significant reduction in capital investment by other oilfield service companies; or a significant increase in worldwide inventories of oil or gas. The timing and magnitude of any goodwill impairment charge, which could be material, would depend on the timing and severity of the event or events triggering the charge and would require a high degree of management judgment. If we were to determine that any of our remaining balance of goodwill or other indefinite lived intangible assets was impaired, we would record an immediate charge to earnings with a corresponding reduction in stockholders' equity; resulting in an increase in balance sheet leverage as measured by debt to total capitalization.

See additional discussion on "Goodwill and Other Indefinite — Lived Intangible Assets" in Critical Accounting Estimates of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We could be adversely affected if we fail to comply with any of the numerous federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters applicable to our businesses.

Our businesses are subject to numerous federal, state and local laws, regulations and policies governing environmental protection, zoning and other matters. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. If existing regulatory requirements change, we may be required to make significant unanticipated capital and operating expenditures. We cannot assure you that our operations will continue to comply with future laws and regulations. Governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under these circumstances, we might be required to reduce or cease operations or conduct site remediation or other corrective action which could adversely impact our operations and financial condition.

Our businesses expose us to potential environmental liability.

Our businesses expose us to the risk that harmful substances may escape into the environment, which could result in:

- personal injury or loss of life;
- severe damage to or destruction of property; or
- environmental damage and suspension of operations.

Our current and past activities, as well as the activities of our former divisions and subsidiaries, could result in our facing substantial environmental, regulatory and other liabilities. These could include the costs of cleanup of contaminated sites and site closure obligations. These liabilities could also be imposed on the basis of one or more of the following theories:

- negligence;
- strict liability;
- breach of contract with customers; or
- as a result of our contractual agreement to indemnify our customers in the normal course of business, which is normally the case.

We may not have adequate insurance for potential environmental liabilities.

While we maintain liability insurance, this insurance is subject to coverage limits. In addition, certain policies do not provide coverage for damages resulting from environmental contamination. We face the following risks with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance;
- our insurance carriers may not be able to meet their obligations under the policies; or
- the dollar amount of any liabilities may exceed our policy limits.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements.

The adoption of climate change legislation or regulations restricting emissions of greenhouse gases could increase our operating costs or reduce demand for our products.

Environmental advocacy groups and regulatory agencies in the United States and other countries have been focusing considerable attention on the emissions of carbon dioxide, methane and other greenhouse gases and their potential role in climate change. The adoption of laws and regulations to implement controls of greenhouse gases, including the imposition of fees or taxes, could adversely impact our operations and financial condition. The U.S. Congress is currently working on legislation to control and reduce emissions of greenhouse gases in the United States, which includes establishing cap-and-trade programs. In addition to the pending climate legislation, the U.S. Environmental Protection Agency has proposed regulations that would require permits for and reductions in greenhouse gas emissions for certain facilities, and may issue final rules this year. These changes in the legal and regulatory environment could reduce oil and natural gas drilling activity and result in a corresponding decline in the demand for our products and services, which could adversely impact our operating results and financial condition.

The Company had revenues of 17% of total revenue from one of its customers for the year ended December 31, 2010.

The loss of this customer (Samsung Heavy Industries) or a significant reduction in its purchases could adversely affect our future revenues and earnings.

The recent moratorium on deepwater drilling in the U.S. Gulf of Mexico and its consequences could have a material adverse effect on our business.

A moratorium on deepwater drilling in the U.S. Gulf of Mexico was enacted during the second quarter of 2010 following the Macondo well blowout and oil spill. Even though such moratorium has been lifted, any prolonged reduction in oil and natural gas drilling and production activity as a result of such moratorium or permitting issues in this area could result in a corresponding decline in the demand for our products and services, which could adversely impact our operating results and financial condition.

GLOSSARY OF OILFIELD TERMS

(Sources: Company management; "A Dictionary for the Petroleum Industry," The University of Texas at Austin, 2001.)

API	Abbr: American Petroleum Institute
Annular Blowout Preventer	A large valve, usually installed above the ram blowout preventers, that forms a seal in the annular space between the pipe and the wellbore or, if no pipe is present, in the wellbore itself.
Annulus	The open space around pipe in a wellbore through which fluids may pass.
Automatic Pipe Handling Systems (Automatic Pipe Racker)	A device used on a drilling rig to automatically remove and insert drill stem components from and into the hole. It replaces the need for a person to be in the derrick or mast when tripping pipe into or out of the hole.
Automatic Roughneck	A large, self-contained pipe-handling machine used by drilling crew members to make up and break out tubulars. The device combines a spinning wrench, torque wrench, and backup wrenches.
Beam pump	Surface pump that raise and lowers sucker rods continually, so as to operate a downhole pump.
Bit	The cutting or boring element used in drilling oil and gas wells. The bit consists of a cutting element and a circulating element. The cutting element is steel teeth, tungsten carbide buttons, industrial diamonds, or polycrystalline diamonds ("PDCs"). These teeth, buttons, or diamonds penetrate and gouge or scrape the formation to remove it. The circulating element permits the passage of drilling fluid and utilizes the hydraulic force of the fluid stream to improve drilling rates. In rotary drilling, several drill collars are joined to the bottom end of the drill pipe column, and the bit is attached to the end of the drill collars. Drill collars provide weight on the bit to keep it in firm contact with the bottom of the hole. Most bits used in rotary drilling are roller cone bits, but diamond bits are also used extensively.

Blowout	An uncontrolled flow of gas, oil or other well fluids into the atmosphere. A blowout, or gusher, occurs when formation pressure exceeds the pressure applied to it by the column of drilling fluid. A kick warns of an impending blowout.
Blowout Preventer (BOP)	Series of valves installed at the wellhead while drilling to prevent the escape of pressurized fluids.
Blowout Preventer (BOP) Stack	The assembly of well-control equipment including preventers, spools, valves, and nipples connected to the top of the wellhead.
Closed Loop Drilling Systems	A solids control system in which the drilling mud is reconditioned and recycled through the drilling process on the rig itself.
Coiled Tubing	A continuous string of flexible steel tubing, often hundreds or thousands of feet long, that is wound onto a reel, often dozens of feet in diameter. The reel is an integral part of the coiled tubing unit, which consists of several devices that ensure the tubing can be safely and efficiently inserted into the well from the surface. Because tubing can be lowered into a well without having to make up joints of tubing, running coiled tubing into the well is faster and less expensive than running conventional tubing. Rapid advances in the use of coiled tubing make it a popular way in which to run tubing into and out of a well. Also called reeled tubing.
Cuttings	Fragments of rock dislodged by the bit and brought to the surface in the drilling mud. Washed and dried cutting samples are analyzed by geologist to obtain information about the formations drilled.
Directional Well	Well drilled in an orientation other than vertical in order to access broader portions of the formation.
Drawworks	The hoisting mechanism on a drilling rig. It is essentially a large winch that spools off or takes in the drilling line and thus raises or lowers the drill stem and bit.
Drill Pipe Elevator (Elevator)	On conventional rotary rigs and top-drive rigs, hinged steel devices with manual operating handles that crew members latch onto a tool joint (or a sub). Since the elevators are directly connected to the traveling block, or to the integrated traveling block in the top drive, when the driller raises or lowers the block or the top-drive unit, the drill pipe is also raised or lowered.
Drilling jars	A percussion tool operated manually or hydraulically to deliver a heavy downward blow to free a stuck drill stem.
Drilling mud	A specially compounded liquid circulated through the wellbore during rotary drilling operations.
Drilling riser	A conduit used in offshore drilling through which the drill bit and other tools are passed from the rig on the water's surface to the sea floor.
Drill stem	All members in the assembly used for rotary drilling from the swivel to the bit, including the Kelly, the drill pipe and tool joints, the drill collars, the stabilizers, and various specialty items.

Formation	A bed or deposit composed throughout of substantially the same kind of rock; often a lithologic unit. Each formation is given a name, frequently as a result of the study of the formation outcrop at the surface and sometimes based on fossils found in the formation.
FPSO	A Floating Production, Storage and Offloading vessel used to receive hydrocarbons from subsea wells, and then produce and store the hydrocarbons until they can be offloaded to a tanker or pipeline.
Hardbanding	A special wear-resistant material often applied to tool joints to prevent abrasive wear to the area when the pipe is being rotated downhole.
Hydraulic Fracturing	The process of creating fractures in a formation by pumping fluids, at high pressures, into the reservoir, which allows or enhances the flow of hydrocarbons.
Iron Roughneck	A floor-mounted combination of a spinning wrench and a torque wrench. The Iron Roughneck moves into position hydraulically and eliminates the manual handling involved with suspended individual tools.
Jack-up rig	A mobile bottom-supported offshore drilling structure with columnar or open-truss legs that support the deck and hull. When positioned over the drilling site, the bottoms of the legs penetrate the seafloor.
Jar	A mechanical device placed near the top of the drill stem which allows the driller to strike a very heavy blow upward or downward on stuck pipe.
Joint	1. In drilling, a single length (from 16 feet to 45 feet, or 5 meters to 14.5 meters, depending on its range length) of drill pipe, drill collar, casing or tubing that has threaded connections at both ends. Several joints screwed together constitute a stand of pipe. 2. In pipelining, a single length (usually 40 feet-12 meters) of pipe. 3. In sucker rod pumping, a single length of sucker rod that has threaded connections at both ends.
Kelly	The heavy steel tubular device, four- or six-sided, suspended from the swivel through the rotary table and connected to the top joint of drill pipe to turn the drill stem as the rotary table returns. It has a bored passageway that permits fluid to be circulated into the drill stem and up the annulus, or vice versa. Kellys manufactured to API specifications are available only in four- or six-sided versions, are either 40 or 54 feet (12 to 16 meters) long, and have diameters as small as 2.5 inches (6 centimeters) and as large as 6 inches (15 centimeters).
Kelly bushing	A special device placed around the kelly that mates with the kelly flats and fits into the master bushing of the rotary table. The kelly bushing is designed so that the kelly is free to move up or down through it. The bottom of the bushing may be shaped to fit the opening in the master bushing or it may have pins that fit into the master bushing. In either case, when the kelly bushing is inserted into the master bushing and the master bushing is turned, the kelly bushing also turns. Since the kelly bushing fits onto the kelly, the kelly turns,

and since the kelly is made up to the drill stem, the drill stem turns. Also called the drive bushing.

Kelly spinner
: A pneumatically operated device mounted on top of the kelly that, when actuated, causes the kelly to turn or spin. It is useful when the kelly or a joint of pipe attached to it must be spun up, that is, rotated rapidly for being made up.

Kick
: An entry of water, gas, oil, or other formation fluid into the wellbore during drilling. It occurs because the pressure exerted by the column of drilling fluid is not great enough to overcome the pressure exerted by the fluids in the formation drilled. If prompt action is not taken to control the kick, or kill the well, a blowout may occur.

Making-up
: 1. To assemble and join parts to form a complete unit (e.g., to make up a string of drill pipe). 2. To screw together two threaded pieces. Compare break out. 3. To mix or prepare (e.g., to make up a tank of mud). 4. To compensate for (e.g., to make up for lost time).

Manual tongs (Tongs)
: The large wrenches used for turning when making up or breaking out drill pipe, casing, tubing, or other pipe; variously called casing tongs, pipe tongs, and so forth, according to the specific use. Power tongs or power wrenches are pneumatically or hydraulically operated tools that serve to spin the pipe up tight and, in some instances to apply the final makeup torque.

Master bushing
: A device that fits into the rotary table to accommodate the slips and drive the kelly bushing so that the rotating motion of the rotary table can be transmitted to the kelly. Also called rotary bushing.

Motion compensation equipment
: Any device (such as a bumper sub or heave compensator) that serves to maintain constant weight on the bit in spite of vertical motion of a floating offshore drilling rig.

Mud pump
: A large, high-pressure reciprocating pump used to circulate the mud on a drilling rig.

Plug gauging
: The mechanical process of ensuring that the inside threads on a piece of drill pipe comply with API standards.

Pressure control equipment
: Equipment used in: 1. The act of preventing the entry of formation fluids into a wellbore. 2. The act of controlling high pressures encountered in a well.

Pressure pumping
: Pumping fluids into a well by applying pressure at the surface.

Ram blowout preventer
: A blowout preventer that uses rams to seal off pressure on a hole that is with or without pipe. Also called a ram preventer.

Ring gauging
: The mechanical process of ensuring that the outside threads on a piece of drill pipe comply with API standards.

Riser
: A pipe through which liquids travel upward.

Riser pipe
: The pipe and special fitting used on floating offshore drilling rigs to established a seal between the top of the wellbore, which is on the ocean floor, and the drilling equipment located above the surface of

the water. A riser pipe serves as a guide for the drill stem from the drilling vessel to the wellhead and as a conductor or drilling fluid from the well to the vessel. The riser consists of several sections of pipe and includes special devices to compensate for any movement of the drilling rig caused by waves. Also called marine riser pipe, riser joint.

Rotary table	The principal piece of equipment in the rotary table assembly; a turning device used to impart rotational power to the drill stem while permitting vertical movement of the pipe for rotary drilling. The master bushing fits inside the opening of the rotary table; it turns the kelly bushing, which permits vertical movement of the kelly while the stem is turning.
Rotating blowout preventer (Rotating Head)	A sealing device used to close off the annular space around the kelly in drilling with pressure at the surface, usually installed above the main blowout preventers. A rotating head makes it possible to drill ahead even when there is pressure in the annulus that the weight of the drilling fluid is not overcoming; the head prevents the well from blowing out. It is used mainly in the drilling of formations that have low permeability. The rate of penetration through such formations is usually rapid.
Safety clamps	A clamp placed very tightly around a drill collar that is suspended in the rotary table by drill collar slips. Should the slips fail, the clamp is too large to go through the opening in the rotary table and therefore prevents the drill collar string from falling into the hole. Also called drill collar clamp.
Shaker	See "Shale Shaker"
Shale shaker	A piece of drilling rig equipment that uses a vibrating screen to remove cuttings from the circulating fluid in rotary drilling operations. The size of the openings in the screen should be selected carefully to be the smallest size possible to allow 100 per cent flow of the fluid. Also called a shaker.
Slim-hole completions (Slim-hole Drilling)	Drilling in which the size of the hole is smaller than the conventional hole diameter for a given depth. This decrease in hole size enables the operator to run smaller casing, thereby lessening the cost of completion.
Slips	Wedge-shaped pieces of metal with serrated inserts (dies) or other gripping elements, such as serrated buttons, that suspend the drill pipe or drill collars in the master bushing of the rotary table when it is necessary to disconnect the drill stem from the kelly or from the top-drive unit's drive shaft. Rotary slips fit around the drill pipe and wedge against the master bushing to support the pipe. Drill collar slips fit around a drill collar and wedge against the master bushing to support the drill collar. Power slips are pneumatically or hydraulically actuated devices that allow the crew to dispense with the manual handling of slips when making a connection.
Solids	See "Cuttings"
Spinning wrench	Air-powered or hydraulically powered wrench used to spin drill pipe in making or breaking connections.

Spinning-in	The rapid turning of the drill stem when one length of pipe is being joined to another. "Spinning-out" refers to separating the pipe.
Stand	The connected joints of pipe racked in the derrick or mast when making a trip. On a rig, the usual stand is about 90 feet (about 27 meters) long (three lengths of drill pipe screwed together), or a treble.
String	The entire length of casing, tubing, sucker rods, or drill pipe run into a hole.
Sucker rod	A special steel pumping rod. Several rods screwed together make up the link between the pumping unit on the surface and the pump at the bottom of the well.
Tensioner	A system of devices installed on a floating offshore drilling rig to maintain a constant tension on the riser pipe, despite any vertical motion made by the rig. The guidelines must also be tensioned, so a separate tensioner system is provided for them.
Thermal desorption	The process of removing drilling mud from cuttings by applying heat directly to drill cuttings.
Tiebacks (Subsea)	A series of flowlines and pipes that connect numerous subsea wellheads to a single collection point.
Top drive	A device similar to a power swivel that is used in place of the rotary table to turn the drill stem. It also includes power tongs. Modern top drives combine the elevator, the tongs, the swivel, and the hook. Even though the rotary table assembly is not used to rotate the drill stem and bit, the top-drive system retains it to provide a place to set the slips to suspend the drill stem when drilling stops.
Torque wrench	Spinning wrench with a gauge for measuring the amount of torque being applied to the connection.
Trouble cost	Costs incurred as a result of unanticipated complications while drilling a well. These costs are often referred to as contingency costs during the planning phase of a well.
Well completion	1. The activities and methods of preparing a well for the production of oil and gas or for other purposes, such as injection; the method by which one or more flow paths for hydrocarbons are established between the reservoir and the surface. 2. The system of tubulars, packers, and other tools installed beneath the wellhead in the production casing; that is, the tool assembly that provides the hydrocarbon flow path or paths.
Wellhead	The termination point of a wellbore at surface level or subsea, often incorporating various valves and control instruments.
Well stimulation	Any of several operations used to increase the production of a well, such as acidizing or fracturing.
Well workover	The performance of one or more of a variety of remedial operations on a producing oil well to try to increase production. Examples of workover jobs are deepening, plugging back, pulling and resetting

	liners, and squeeze cementing.
Wellbore	A borehole; the hole drilled by the bit. A wellbore may have casing in it or it may be open (uncased); or part of it may be cased, and part of it may be open. Also called a borehole or hole.
Wireline	A slender, rodlike or threadlike piece of metal usually small in diameter, that is used for lowering special tools (such as logging sondes, perforating guns, and so forth) into the well. Also called slick line.

ITEM 1B. UNRESOLVED STAFF COMMENTS

During 2010 the Company received written comments from the SEC regarding the Gulf of Mexico oil spill, the incident's potential impact on the Company's business and results of operations, and the inclusion of additional disclosures in the Company's reports regarding the Company's insurance policies. The Company has responded to the comments noting that its equipment was not involved in the incident and that its current disclosures comply with the SEC's applicable rules and regulations. Therefore, the Company does not believe any new or additional disclosure in its reports regarding the incident or insurance coverage is necessary or useful to investors.

ITEM 2. PROPERTIES

The Company owned or leased over 825 facilities worldwide as of December 31, 2010, including the following principal manufacturing, service, distribution and administrative facilities:

Location	Description	Building Size (SqFt)	Property Size (Acres)	Owned / Leased	Lease Termination Date
Rig Technology:					
Lanzhou, China	Manufacturing Plant (Drilling Equipment) & Administrative Offices)	945,836	44	Building Owned*	10/20/2020
Pampa, Texas	Manufacturing Plant	549,095	500	Owned	
Houston, Texas	Manufacturing Plant of Drilling Equipment	424,925	33	Leased	4/30/2014
Ulsan, South Korea	Fabrication of Drilling Equipment	380,068	51	Owned	
Houston, Texas	Bammel Facility, Repairs, Service, Parts, Administrative & Sales Offices	377,750	19	Leased	6/30/2022
Houston, Texas	West Little York Manufacturing Facility, Repairs, Service, Administrative & Sales Offices	368,450	34	Owned	
Fort Worth, Texas	Coiled Tubing Manufacturing Facility, Warehouse, Administrative & Sales Offices	233,173	24	Owned	
Sugar Land, Texas	Manufacturing Plant, Warehouse & Administrative Offices	223,345	24	Owned	
Cedar Park, Texas	Instrumentation Manufacturing Facility, Administrative & Sales Offices	215,778	40	Owned	

Carquefou, France	Manufacturing Plant of Offshore Equipment	213,000		Owned	
Galena Park, Texas	Manufacturing Plant (Drilling Rigs & Components) & Administrative Offices	191,913	22	Owned	
Lafayette, Louisiana	Repair, Services and Spares Facility	189,000	17	Leased	9/28/2025
Aberdeen, Scotland	Pressure Control Manufacturing, Administrative & Sales Offices	188,200	5	Leased	8/31/2018
Houston, Texas	Manufacturing Plant of Drilling Rigs & Components, Admin & Sales Offices	170,040	11	Owned	
Kristiansand, Norway	Warehouse & Administrative/Sales Offices	167,200	1	Owned	
Orange, California	Manufacturing & Office Facility	158,268	9	Building Owned*	12/31/2012
Singapore	Manufacturing, Repairs, Service, Field Service/Training, Administrative & Sales Offices	149,605	3	Leased	1/5/2024
Anderson, Texas	Rolligon Manufacturing Facility, Administrative & Sales Offices	145,727	77	Leased	11/6/2011
Houston, Texas	Administrative Offices (Westchase)	125,494	4	Leased	9/30/2020
Duncan, Oklahoma	Nitrogen Units Manufacturing Facility, Warehouse & Offices	93,800	14	Owned	
Conroe, Texas	Manufacturing Plant, Administrative & Sales Offices	86,909	13	Leased	1/7/2022
Molde, Norway	Manufacturing Facility of Drilling Equipment	78,000	1	Owned	
Etten Leur, Netherlands	Manufacturing Plant & Sales Offices (Drilling Equipment)	75,000	6	Owned	
Sogne, Norway	Warehouse and Offices	70,959	4	Leased	12/31/2017
Edmonton, Canada	Manufacturing Plant (Drilling Machinery & Equipment)	70,346	18	Owned	
Stavanger, Norway	Manufacturing Facility of Drilling Equipment	41,333	1	Leased	6/1/2011
Dubai, UAE	Repair & Overhaul of Drilling Equipment, Warehouse & Sales Office	31,633	2	Owned	
Aracaju, Brazil	Fabrication of Drilling Equipment	11,195	1	Leased	8/31/2011
New Iberia, Louisiana	Riser Repair Facility	10,000	2	Leased	M-T-M
Petroleum Services & Supplies:					
Navasota, Texas	Manufacturing Facility & Administrative Offices	562,112	196	Owned	
Conroe, Texas	Manufacturing Facility of Drill Bits and Downhole Tools, Administrative &	341,800	35	Owned	

	Sales Offices				
Houston, Texas	Sheldon Road Inspection Facility	319,365	192	Owned	
Veracruz, Mexico	Manufacturing Facility of Tool Joints, Warehouse & Administrative Offices	303,400	42	Leased	M-T-M
Houston, Texas	Holmes Rd Complex: Manufacturing, Warehouse, Coating Manufacturing Plant & Corporate Offices	300,000	50	Owned	
Little Rock, Arkansas	Manufacturing Facility of Fiber Glass Products	271,924	44	Owned	
Houston, Texas	Manufacturing, Service, Warehouse & Administrative Offices (WGB)	245,319	14	Leased	3/31/2018
Houston, Texas	QT Coiled Tubing Manufacturing Facility, Warehouse & Offices	238,428	26	Owned	
Durham, England	Manufacturing Facility, Warehouse & Administrative Offices	183,100	13	Leased	3/30/2066
Dubai, UAE	Manufacturing Facility of Downhole Tools, Distribution Warehouse	180,000	1	Leased	1/29/2021
Conroe, Texas	Solids Control Manufacturing Facility, Warehouse, Administrative & Sales Offices, and Engineering Labs	153,750	35	Owned	
McAlester, Oklahoma	Manufacturing Facility of Pumps, Service & Administrative Offices	139,359	25	Owned	
San Antonio, Texas	Manufacturing Facility of Fiber Glass Products	120,084	20	Owned	
Edmonton, Canada	Manufacturing Facility, Repairs, Assembly, Warehouse & Administrative Offices	112,465	11	Owned	
Jurong, Singapore	Manufacturing Plant of Roller Cone Drill Bits, Shop, Warehouse & Administrative Offices	109,663	5	Leased	5/15/2011
Provo, Utah	Manufacturing Facility of Drilling Products, Fabrication, Warehouse & Administrative Offices	109,026	15	Owned	
Aberdeenshire, Scotland	Solids Control Manufacturing Facility, Assembly, Administrative & Sales Offices	107,250	6	Owned	
Larose, Louisiana	Generator Rentals & Service, Assembly, Warehouse & Administrative Offices	72,993	11	Leased	6/30/2016
Stonehouse, U.K.	Manufacturing Facility, Inspection Plant & Premium Threading Shop	71,000	4	Owned	
Groot-Ammers, Netherlands	Workshop, Warehouse &	61,859	3	Leased	12/31/2018

	Offices				
Beaumont, Texas	Pipe Threading Facility, Fabrication, Warehouse & Administrative Offices	42,786	40	Owned	
Dubai, UAE	Service Facility of Solids Control Equipment, Screens & Spare Parts, Inventory Warehouse, Sales, Rentals & Administrative Offices	14,569	1	Leased	10/31/2012
Rio de Janeiro, Brazil	Service and Repair Center, and Distribution Operations	12,116	1	Leased	M-T-M
Distribution:					
Manchester, England	Manufacturing, Assembly & Testing of PC Pumps and Expendable Parts, Administrative & Sales Offices	244,000	11	Owned	
Houston, Texas	Distribution and Warehouse	120,423	19	Building Owned*	12/31/2021
Lloydminster, Canada	Lloydminster Distribution Operations; Applied Products Facility	114,100	23	Leased	5/31/2019
Edmonton, Canada	Redistribution Center	100,000	7	Leased	1/31/2014
Corporate:					
Houston, Texas	Corporate and Shared Administrative Offices	337,019	14	Leased	5/31/2017

* Building owned but land leased.

We own or lease more than 145 repair and manufacturing facilities that refurbish and manufacture new equipment and parts, and approximately 215 distribution service centers, and 465 service centers that provide inspection and equipment rental worldwide.

ITEM 3. LEGAL PROCEEDINGS

We have various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. See Note 12 to the Consolidated Financial Statements.

ITEM 4. [REMOVED AND RESERVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol "NOV". The following table sets forth, for the calendar periods indicated, the range of high and low closing prices for the common stock, as reported by the NYSE and the cash dividends declared per share.

	2010				2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock sale price:								
High	$ 47.56	$ 46.45	$ 44.85	$ 67.25	$ 33.64	$ 40.08	$ 44.38	$ 49.82
Low	$ 39.92	$ 33.02	$ 33.24	$ 43.94	$ 22.35	$ 29.27	$ 29.55	$ 40.89
Cash dividends per share	$ 0.10	$ 0.10	$ 0.10	$ 0.11	$ —	$ —	$ —	$ 1.10

As of February 17, 2011, there were 3,526 holders of record of our common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of (excluding individual participants in securities positions listing) record so the actual number of stockholders is unknown but significantly higher.

On November 17, 2010, the Company's Board of Directors approved a cash dividend of $0.11 per share. The cash dividend was paid on December 17, 2010 to each stockholder of record on December 3, 2010. Cash dividends aggregated $46 million and $172 million for the three and twelve months ended December 31, 2010, respectively, and $460 million for both the three and twelve months ended December 31, 2009. The declaration and payment of future dividends is at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Company's Board of Directors.

The information relating to our equity compensation plans required by Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" is incorporated by reference to such information as set forth in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" contained herein.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on our common stock to the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. The total shareholder return assumes $100 invested on December 31, 2005 in National Oilwell Varco, Inc., the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index. It also assumes reinvestment of all dividends. The peer group is weighted based on the market capitalization of each company. The results shown in the graph below are not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among National Oilwell Varco, Inc., the S&P 500 Index and the S&P Oil & Gas Equipment & Services Index



$250
$200
$150
$100
$50
$0
12/05
12/06
12/07
12/08
12/09
12/10
National Oilwell Varco, Inc.
S&P 500
S&P Oil & Gas Equipment & Services

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/05	12/06	12/07	12/08	12/09	12/10
National Oilwell Varco, Inc.	**100.00**	**97.58**	**234.32**	**77.96**	**144.23**	**222.08**
S&P 500	**100.00**	**115.80**	**122.16**	**76.96**	**97.33**	**111.99**
S&P Oil & Gas Equipment & Services	**100.00**	**115.54**	**170.88**	**69.76**	**111.47**	**155.26**

This information shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A (17 CFR 240.14a-1-240.14a-104), other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r).

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2010	2009	2008 (1)	2007	2006
	(in millions, except per share data)				
Operating Data:					
Revenue	$ 12,156	$ 12,712	$ 13,431	$ 9,789	$ 7,026
Operating profit	2,447	2,315	2,918	2,044	1,111
Income before taxes	2,397	2,208	2,961	2,029	1,049
Net income attributable to Company	$ 1,667	$ 1,469	$ 1,952	$ 1,337	$ 684
Net income per share					
Basic	$ 3.99	$ 3.53	$ 4.91	$ 3.77	$ 1.95
Diluted	$ 3.98	$ 3.52	$ 4.90	$ 3.76	$ 1.93
Cash dividends per share	$ 0.41	$ 1.10	$ —	$ —	$ —
Other Data:					
Depreciation and amortization	$ 507	$ 490	$ 402	$ 214	$ 161
Capital expenditures	$ 232	$ 250	$ 379	$ 252	$ 200
Balance Sheet Data:					
Working capital	$ 5,999	$ 5,084	$ 4,034	$ 3,567	$ 2,300
Total assets	$ 23,050	$ 21,532	$ 21,479	$ 12,115	$ 9,019
Long-term debt, less current maturities	$ 514	$ 876	$ 870	$ 738	$ 835
Total Company stockholders' equity	$ 15,748	$ 14,113	$ 12,628	$ 6,661	$ 5,024

(1) Financial results of Grant Prideco have been included in our Consolidated Financial Statements beginning April 21, 2008, the date the Grant Prideco merger was completed and each of Grant Prideco's common shares were exchanged for .4498 shares of our common stock and $23.20 in cash. Financial information for prior periods and dates may not be comparable with 2008 due to the impact of this business combination on our financial position and results of operation. See Note 3 to the Consolidated Financial Statements for a description of the Grant Prideco merger and related adjusted financial information.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

The Company is a leading worldwide provider of highly engineered drilling and well-servicing equipment, products and services to the exploration and production segments of the oil and gas industry. With operations in over 825 locations across six continents, we design, manufacture and service a comprehensive line of drilling and well servicing equipment; sell and rent drilling motors, specialized downhole tools, and rig instrumentation; perform inspection and internal coating of oilfield tubular products; provide drill cuttings separation, management and disposal systems and services; provide expendables and spare parts used in conjunction with our large installed base of equipment; and provide supply chain management services through our distribution network. We also manufacture coiled tubing, manufacture high pressure fiberglass and composite tubing, and sell and rent advanced in-line inspection equipment to makers of oil country tubular goods. We have a long tradition of pioneering innovations which improve the cost-effectiveness, efficiency, safety, and environmental impact of oil and gas operations.

Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile. See "Risk Factors". We conduct our operations through three business segments: Rig Technology, Petroleum Services & Supplies and Distribution Services. See Item 1. "Business" for a discussion of each of these business segments.

Operating Environment Overview

Our results are dependent on, among other things, the level of worldwide oil and gas drilling, well remediation activity, the price of crude oil and natural gas, capital spending by other oilfield service companies and drilling contractors, and the worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

	2010*	2009*	2008*	% 2010 v 2009	% 2010 v 2008
Active Drilling Rigs:					
U.S.	1,541	1,086	1,878	41.9%	(17.9)%
Canada	351	221	379	58.8%	(7.4)%
International	1,094	997	1,079	9.7%	1.4%
Worldwide	2,986	2,304	3,336	29.6%	(10.5)%
West Texas Intermediate Crude Prices (per barrel)	$ 79.40	$ 61.65	$ 99.63	28.8%	(20.3)%
Natural Gas Prices ($/mmbtu)	$ 4.39	$ 3.95	$ 8.86	11.1%	(50.5)%

---

* Averages for the years indicated. See sources below.

The following table details the U.S., Canadian, and international rig activity and West Texas Intermediate Oil prices for the past nine quarters ended December 31, 2010 on a quarterly basis:



Industry Trends
Rig Counts and Oil Prices
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
1Q10
4Q10

Source: Rig count: Baker Hughes, Inc. (www.bakerhughes.com); West Texas Intermediate Crude Price: Department of Energy, Energy Information Administration (www.eia.doe.gov).

The average price per barrel of West Texas Intermediate Crude was $79.40 per barrel in 2010, an increase of 28.8% over the average price for 2009 of $61.65 per barrel. Average natural gas prices were $4.39 per mmbtu, an increase of 11.1% compared to the 2009 average of $3.95 per mmbtu. Higher oil prices led to increased rig activity worldwide, increasing 29.6% for the full year in 2010 compared to 2009. Average crude oil prices for the fourth quarter of 2010 was $85.10 per barrel and natural gas was $3.80 per mmbtu.

At February 4, 2011, there were 1,739 rigs actively drilling in the U.S., compared to 1,694 rigs at December 31, 2010; an increase of 2.7% from year end 2010 levels. The price of oil decreased to $89.03 per barrel and gas increased to $4.48 per mmbtu at February 4, 2011 representing a 2.6% decrease in oil prices and a 6.2% increase in gas prices from the end of 2010.

EXECUTIVE SUMMARY

During 2010 National Oilwell Varco, Inc. generated nearly $1.7 billion in net income attributable to the Company, or $3.98 per fully diluted share. Earnings increased 13 percent from prior year levels of $1.5 billion or $3.52 per fully diluted share. Excluding intangible asset impairment and transaction, devaluation and voluntary retirement charges from both years, diluted earnings per share of $4.09 in 2010 increased four percent from $3.95 per share in 2009.

2010 revenues declined four percent from 2009, to $12.2 billion, but operating profit improved from $2.3 billion to $2.4 billion. Generally, 2010 benefitted from higher drilling activity when rig counts increased nearly 30 percent from 2009. This market improvement enabled revenues from two of the Company's reporting segments, Petroleum Services & Supplies and Distribution Services, to increase from the prior year. However the Company's largest segment, Rig Technology, declined in revenue in 2010 as it worked down its backlog of capital equipment mostly ordered by customers in 2007 and 2008.

For its fourth quarter ended December 31, 2010, the Company generated $440 million in net income attributable to the Company, or $1.05 per fully diluted share, on $3.2 billion in revenue. Compared to the third quarter of 2010, revenue increased five percent and net income attributable to the Company increased nine percent. Compared to the fourth quarter of 2009, revenue increased one percent and net income attributable to the Company increased 12 percent.

The fourth quarter of 2010 included pre-tax transaction charges of $1 million, the third quarter of 2010 included pre-tax transaction charges of $2 million, and the fourth quarter of 2009 included pre-tax transaction charges of $14 million. Excluding transaction charges from all periods, fourth quarter 2010 earnings were $1.05 per fully diluted share, compared to $0.97 per fully diluted share in the third quarter of 2010 and $0.96 per fully diluted share in the fourth quarter of 2009.

Operating profit excluding transaction charges was $625 million or 19.7 percent of sales in the fourth quarter of 2010, compared to $598 million or 19.9 percent of sales in the third quarter of 2010 excluding transaction charges. Operating profit excluding transaction charges was $622 million or 19.8 percent of sales for the fourth quarter of 2009.

Following the Macondo well blowout and oil spill, a moratorium on deepwater drilling in the Gulf of Mexico was enacted during the second quarter of 2010 and was lifted during the fourth quarter of 2010. Nevertheless drilling activity in the U.S. Gulf of Mexico remains lower than pre-blowout levels due to the industry's difficulty in securing drilling permits. The drilling moratorium reduced the Company's earnings by approximately four cents per fully diluted share during 2010, with most of the impact affecting the Petroleum Services & Supplies segment. The Distribution Services segment posted higher sales in the Gulf Coast as it helped outfit the response effort with basic supplies during the second and third quarters of 2010, but most of these previously incremental sales disappeared in the fourth quarter as cleanup operations were completed. The Rig Technology group saw modestly higher purchases of spares and consumables among the affected rigs, which appear to be utilizing this period of low drilling activity in the Gulf of Mexico to conduct upgrade and maintenance activities. Some offshore drilling contractors appear to be pausing to see the ultimate resolution of new pressure control equipment requirements, and as a result some specific purchases, such as drill pipe and conductor pipe connections, are at risk pending the outcome of this pause.

Oil & Gas Equipment and Services Market

Worldwide developed economies turned down sharply late in 2008 as looming housing-related asset write-downs at major financial institutions paralyzed credit markets and sparked a serious global banking crisis. Major central banks responded vigorously through 2009, but a credit-driven worldwide economic recession continues to dampen economic growth in many developed economies. As a result asset and commodity prices, including oil and gas prices, declined. After rising steadily for six years to peak at around $140 per barrel early in 2008, oil prices collapsed back to average $42.91 per barrel (West Texas Intermediate Crude Prices) during the first quarter of 2009, but recovered into the $70 to $90 per barrel range by the end of 2009 where they are holding steady (the fourth quarter of 2010 averaged $85.10 per barrel). North American gas prices declined to average $3.17 per mmbtu in the third quarter of 2009, but recovered slightly and have traded in a range of $3 to $5 per mmbtu since (the fourth quarter of 2010 averaged $3.80 per mmbtu). The steadily rising oil and gas prices seen between 2003 and 2008 led to high levels of exploration and development drilling in many oil and gas basins around the globe by 2008, but activity slowed sharply in 2009 with lower oil and gas prices and tightening credit availability. Commodity prices appear to have recovered more quickly than economic activity through 2010, leading to solid increases in drilling activity during 2010.

The count of rigs actively drilling in the U.S. as measured by Baker Hughes (a good measure of the level of oilfield activity and spending) peaked at 2,031 rigs in September 2008, but decreased to a low of 876 in June 2009. U.S. rig count has since increased to 1,739 in early February 2011, and averaged 1,687 rigs during the fourth quarter of 2010. Many oil and gas operators reliant on external financing to fund their drilling programs significantly curtailed their drilling activity in 2009, but drilling recovered across North America as gas prices improved and, more recently, as operators began to drill unconventional shale plays targeting oil, rather than gas. During the fourth quarter of 2010, oil drilling rose to an average of 43 percent of the total domestic drilling effort, compared to 22 percent in the first half of 2009.

Most international activity is driven by oil exploration and production by national oil companies, which have historically been less susceptible to short-term commodity price swings. The international rig count has exhibited modest declines nonetheless, falling from its September 2008 peak of 1,108 to 947 in August 2009, but recently increased to 1,161 in January 2011.

During 2009 the Company saw its Petroleum Services & Supplies and its Distribution Services margins affected most acutely by a drilling downturn, through both volume and price declines; nevertheless, both of these segments saw pricing stabilize and revenues recover modestly since the third quarter of 2009. The Company's Rig Technology segment was less impacted owing to its high level of contracted backlog which it has executed on very well since the economic downturn. Rig Technology posted higher revenues in 2009 than 2008 as a result, but revenues declined in 2010 as its backlog declined.

The recent economic decline beginning in late 2008 followed an extended period of high drilling activity which fueled strong demand for oilfield services between 2003 and 2008. Incremental drilling activity through the upswing shifted toward harsh environments, employing increasingly sophisticated technology to find and produce reserves. Higher utilization of drilling rigs tested the capability of the world's fleet of rigs, much of which is old and of limited capability. Technology has advanced significantly since most of the existing rig fleet was built. The industry invested little during the late 1980's and 1990's on new drilling equipment, but drilling technology progressed steadily nonetheless, as the Company and its competitors continued to invest in new and better ways of drilling. As a consequence, the safety, reliability, and efficiency of new modern rigs surpass the performance of most of the older rigs at work today. Drilling rigs are now being pushed to drill deeper wells, more complex wells, highly deviated wells and horizontal wells; tasks which require larger rigs with more capabilities. The drilling process effectively consumes the mechanical components of a rig, which wear out and need periodic repair or replacement. This process was accelerated by very high rig utilization and wellbore complexity. Drilling consumes rigs; more complex and challenging drilling consumes rigs faster.

The industry responded by launching many new rig construction projects since 2005, to: 1) retool the existing fleet of jackup rigs (according to Offshore Data Services, 71 percent of the existing 459 jackup rigs are more than 25 years old); 2) replace older mechanical and DC electric land rigs with improved AC power, electronic controls, automatic pipe handling and rapid rigup and rigdown technology; and 3) build out additional deepwater floating drilling rigs, including semisubmersibles and drillships, employing recent advancements in deepwater drilling to exploit unexplored deepwater basins. We believe that the newer rigs offer considerably higher efficiency, safety, and capability, and that many will effectively replace a portion of the existing fleet, and declining dayrates may accelerate the retirement of older rigs.

As a result of these trends the Company's Rig Technology segment grew its backlog of capital equipment orders from $0.9 billion at March 31, 2005, to $11.8 billion at September 30, 2008. However, due to the credit crisis and slowing drilling activity, orders have declined below amounts flowing out of backlog as revenue, causing the backlog to decline to $4.9 billion by June 30, 2010. The backlog increased modestly through the second half of 2010 as drillers began ordering more than the Company shipped out of backlog, and finished the year at $5.0 billion. Approximately $4 billion of contracted backlog is scheduled to flow out as revenue during 2011 and $1 billion is scheduled to flow out as revenue during 2012. The land rig backlog comprised 14 percent and equipment destined for offshore operations comprised 86 percent of the total backlog as of December 31, 2010. Equipment destined for international markets totaled 86 percent of the backlog. The Company experienced relatively minor levels of order cancelations since 2008 (less than four percent), and does not expect additional material cancellation of contracts or abandonment of major projects; however, there can be no assurance that such discontinuance of projects will not occur.

Segment Performance

The Rig Technology segment generated $7.0 billion in revenues and $2.1 billion in operating profit or 29.6 percent of sales, excluding transaction charges, during 2010. Compared to the prior year revenues declined 14 percent, and operating profit flow-through or leverage (the change in operating profit divided by the change in revenue) was 19 percent for the segment. For the fourth quarter of

2010 the segment produced revenues of $1,757 million, representing a six percent improvement from the third quarter and an 11 percent decline from the fourth quarter of 2009. Segment operating profit was $500 million and operating margins were 28.5 percent during the fourth quarter. Operating profit flow-through was 19 percent sequentially, and 30 percent year-over-year. Revenues from higher-margin offshore projects declined from the third quarter of 2010 to the fourth quarter, and lower-margin revenues from land rigs and well intervention equipment increased, resulting in a modestly unfavorable mix shift that pulled margins down and produced low incremental leverage on the revenue gains for the group. Many of the offshore projects were contracted at high prices in 2007 and 2008, and are now being manufactured in much lower cost environments, and benefit from greater project execution experience within the group. Non-backlog revenue, which is predominantly aftermarket spares and services, declined one percent sequentially and increased four percent from the fourth quarter of 2009. Orders for two deepwater floating rigs and several jackup drilling packages, higher pressure pumping and stimulation equipment demand, and orders for FPSO equipment which came with the Company's acquisition of APL in December 2010, contributed to total order additions to backlog of $1,408 million during the fourth quarter, up 17 percent from the third quarter. Revenue out of backlog of $1,271 million increased 10 percent sequentially. Interest in offshore rig construction appears to be increasing with a number of announcements of newbuild projects made by drillers since year end. Additionally the Company submitted tenders for up to 28 deepwater rigs for Petrobras to shipyards and drilling contractors during 2010, which are to be built in Brazil. The Company expects to book some orders from these tenders in the first half of 2011, but the tender awards remain subject to acceptance by Petrobras, and further delays are possible. These tenders require a high and rising level of local Brazilian content in the construction of new rigs.

The Petroleum Services & Supplies segment generated $4.2 billion in revenue and $585 million in operating profit, or 14.0 percent of sales, for the full year 2010. Compared to the prior year revenue increased 12 percent, and operating profit flow-through was 30 percent. For the fourth quarter of 2010, the segment generated total sales of $1,137 million, up four percent from the third quarter of 2010 and up 21 percent from the fourth quarter of 2009. Operating profit was $170 million or 15.0 percent of sales during the fourth quarter of 2010. Year-over-year operating profit flow-through from the fourth quarter of 2009 to the fourth quarter of 2010 was 31 percent, and sequential operating profit flow-through was 13 percent from the third quarter to the fourth quarter of 2010, lower than expected due to a variety of product mix changes across the segment, start up costs in new operations in the Middle East and Brazil, and slightly higher incentive compensation accruals in the fourth quarter. Modest sequential revenue growth was evenly spread across most major areas, albeit with mix shifts from product to product. Brazil, Russia and the Middle East posted some of the largest sequential gains, along with good sequential improvement in the U.S. centered in the liquids rich shale plays like the Bakken and the Eagle Ford. NOV Downhole posted strong sequential sales growth on higher sales in the Eastern Hemisphere, Canada, and U.S. shales, with drilling motors and borehole enlargement tools in particularly high demand. Drill pipe orders slowed slightly this quarter as dwindling budgets and holidays slowed inquiries late in the year, but the first few weeks of 2011 have seen orders pick back up. Drill pipe margins improved in the fourth quarter due to a lower mix of Chinese drill pipe sales.

The Distribution Services segment generated $1.5 billion in revenue and $78 million in operating profit or 5.0 percent of sales during 2010. Revenues improved 15 percent from 2009, and operating profit flow-through was 14 percent from 2009 to 2010. For the fourth quarter of 2010 revenues were $423 million, up 28 percent from the fourth quarter of 2009 and down slightly from the third quarter of 2010. Operating profit of $30 million for the fourth quarter produced operating margins of 7.1 percent for the quarter, and operating profit flow-through was a very strong 24 percent from the fourth quarter of 2009. Revenues from the U.S. declined sequentially with lower sales into the Gulf Coast oil spill cleanup effort, but this was mostly offset by higher sales in Canada, where drilling activity increased seasonally, and higher international sales of artificial lift equipment and industrial equipment sales in Europe and Australia. The segment also benefitted from an acquisition in the Caspian region closed during the fourth quarter. Approximately 78 percent of the group's fourth quarter sales were into North American markets and 23 percent were into international markets.

Outlook

While the credit market downturn, global recession, and lower commodity prices presented challenges to our business in 2009, we believe we are seeing signs of stabilization and recovery in many of our markets. Specifically we are encouraged by higher drilling activity in North America, and steadily higher international drilling activity. Order levels for new drilling rigs declined significantly in 2009 as compared to 2008 due to credit market conditions and softer rig activity, but we began to see improvement in the second half of 2010 due to dayrate stabilization for certain classes of newer technology rigs, lower rig construction costs, and improving availability of financing, including easier payment terms from shipyards. We expect lower backlogs to lead to modest declines in Rig Technology revenues and margins over the next few quarters before new offshore rig construction projects can translate into higher revenues.

Our outlook for the Company's Petroleum Services & Supplies segment and Distribution Services segment remains closely tied to the rig count, particularly in North America. If the rig count continues to increase we expect these segments to benefit from higher demand for the services, consumables and capital items they supply. Many products are beginning to see higher steel, alloy, resin and fiberglass costs impact their business, and are attempting to raise prices to offset rising costs. Continuing tight iron ore supplies to the steel mills could adversely affect margins as the year unfolds.

The Company believes it is well positioned to continue to manage through the current economic recovery, and should benefit from its strong balance sheet and capitalization, access to credit, and a high level of contracted orders which are expected to continue to generate earnings in future periods. The Company has a long history of cost-control and downsizing in response to depressed market conditions, and of executing strategic acquisitions during difficult periods. Such a period may also present opportunities for the Company to effect new organic growth and acquisition initiatives.

Results of Operations

Years Ended December 31, 2010 and December 31, 2009

The following table summarizes the Company's revenue and operating profit by operating segment in 2010 and 2009 (in millions):

	Years Ended December 31,		Variance	
	2010	2009	$	%
Revenue:				
Rig Technology	$ 6,965	$ 8,093	$ (1,128)	(13.9)%
Petroleum Services & Supplies	4,182	3,745	437	11.7%
Distribution Services	1,546	1,350	196	14.5%
Eliminations	(537)	(476)	(61)	12.8%
Total Revenue	$ 12,156	$ 12,712	$ (556)	(4.4)%
Operating Profit:				
Rig Technology	$ 2,064	$ 2,283	$ (219)	(9.6)%
Petroleum Services & Supplies	585	301	284	94.4%
Distribution Services	78	50	28	56.0%
Unallocated expenses and eliminations	(280)	(319)	39	(12.2)%
Total Operating Profit	$ 2,447	$ 2,315	$ 132	5.7%
Operating Profit %:				
Rig Technology	29.6%	28.2%		
Petroleum Services & Supplies	14.0%	8.0%		
Distribution Services	5.0%	3.7%		
Total Operating Profit %	20.1%	18.2%		

Rig Technology

Rig Technology revenue for the year ended December 31, 2010 was $6,965 million, a decrease of $1,128 million (13.9%) compared to 2009, primarily due to the decrease of revenue out of backlog of $1,048 million. Non-backlog revenue decreased 4.3% primarily due to lower capital equipment shipments in 2010.

Operating profit from Rig Technology was $2,064 million for the year ended December 31, 2010, a decrease of $219 million (9.6%) over the same period of 2009. Operating profit percentage increased to 29.6%, up from 28.2% in 2009 primarily due to lower costs than originally estimated on large rig projects as well as improved manufacturing efficiencies.

The Rig Technology segment monitors its capital equipment backlog to plan its business. New orders are added to backlog only when we receive a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $5.0 billion at December 31, 2010, a decrease of $1.4 billion (21.8%) from backlog of $6.4 billion at December 31, 2009. Approximately $4.0 billion of the current backlog is expected to be delivered in 2011.

Petroleum Services & Supplies

Revenue from Petroleum Services & Supplies was $4,182 million for 2010 compared to $3,745 million for 2009, an increase of $437 million (11.7%). The increase was primarily attributable to a 41.9% increase in average rig count activity in the U.S. market in 2010 compared to 2009.

Operating profit from Petroleum Services & Supplies was $585 million for 2010 compared to $301 million for 2009, an increase of $284 million (94.4%). Operating profit percentage increased to 14.0% up from 8.0% in 2009. The 2009 results included a $147 million impairment charge on the carrying value of a trade name associated with this segment. In addition, strong domestic demand fueled by an increase in domestic rig count contributed to the increase in revenue and resulting improvement in operating profit.

Distribution Services

Revenue from Distribution Services totaled $1,546 million for 2010, an increase of $196 million (14.5%) from 2009. This increase was primarily attributable to increased U.S. rig count activity in general and due to the oil spill in the Gulf of Mexico, which drove significant emergency project work during 2010.

Operating profit increased in 2010 to $78 million compared to $50 million in 2009. Operating profit percentage increased to 5.0% in 2010 from 3.7% in 2009 primarily due to increased volume and favorable pricing in 2010.

Unallocated expenses and eliminations

Unallocated expenses and eliminations were $280 million for the year ended December 31, 2010 compared to $319 million for 2009. The decrease is primarily due to $46 million of voluntary retirement costs that were taken in 2009. This was slightly offset by higher intercompany profit elimination related to sales between the segments and an $11 million write-down of certain accounts receivable in Venezuela during 2010.

Interest and financial costs

Interest and financial costs were $50 million for 2010 compared to $53 million for 2009. The decrease in interest and financial costs was due to an overall decrease in average debt levels for 2010 compared to 2009.

Equity Income in Unconsolidated Affiliate

Equity income in unconsolidated affiliate was $36 million for 2010 compared to $47 million for 2009 and was related to the equity earnings from the Company's 50.01% investment in Voest-Alpine Tubulars ("VAT") located in Kindberg, Austria.

Other income (expense), net

Other income (expense), net was expense, net of $49 million in 2010 compared to expense, net of $110 million in 2009. The decrease in expense was primarily due to a net foreign exchange loss of $30 million in 2010 compared to a $79 million loss in 2009. The lower 2010 foreign exchange losses were primarily due to the current economic environment and the weakening of the Euro, the British pound sterling and Norwegian krone compared to the U.S. dollar. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" Foreign Currency Exchange Rates.

Provision for income taxes

The effective tax rate for the year ended December 31, 2010 was 30.8% compared to 33.3% for 2009. The tax rate for 2010 includes $37 million of reduction in tax provision for the release of reserves for uncertain tax positions associated with the settlement of audits and lapse of applicable statutes of limitations plus the recovery of prior year taxes. The tax rate for 2009 includes $21 million of additional tax provision recognized on prior year income in Norway. The Company expects its income tax rate to be in the 30% to 32% range in 2011.

Years Ended December 31, 2009 and December 31, 2008

The following table summarizes the Company's revenue and operating profit by operating segment in 2009 and 2008. The actual results include results from Grant Prideco operations from the acquisition date of April 21, 2008 (in millions):

	Years Ended December 31,		Variance	
	2009	2008	$	%
Revenue:				
Rig Technology	$ 8,093	$ 7,528	$ 565	7.5%
Petroleum Services & Supplies	3,745	4,651	(906)	(19.5)%
Distribution Services	1,350	1,772	(422)	(23.8)%
Eliminations	(476)	(520)	44	(8.5)%
Total Revenue	$ 12,712	$ 13,431	$ (719)	(5.4)%
Operating Profit:				
Rig Technology	$ 2,283	$ 1,970	$ 313	15.9%
Petroleum Services & Supplies	301	1,044	(743)	(71.2)%
Distribution Services	50	130	(80)	(61.5)%
Unallocated expenses and eliminations	(319)	(226)	(93)	41.2%
Total Operating Profit	$ 2,315	$ 2,918	$ (603)	(20.7)%
Operating Profit %:				
Rig Technology	28.2%	26.2%		
Petroleum Services & Supplies	8.0%	22.4%		
Distribution Services	3.7%	7.3%		
Total Operating Profit %	18.2%	21.7%		

Rig Technology

Rig Technology revenue for the year ended December 31, 2009 was $8,093 million, an increase of $565 million (7.5%) compared to 2008. Revenue out of backlog increased $934 million or 18% from 2008 due to an increase in the number of large rig projects delivered this year. Non-backlog revenue decreased $369 million or 17% compared to 2008, largely due to lower spare parts and capital equipment sales as North American land drillers and pressure pumpers decreased their capital spending in 2009.

Operating profit from Rig Technology was $2,283 million for the year ended December 31, 2009, an increase of $313 million (15.9%) over the same period of 2008. Operating profit percentage increased to 28.2%, up from 26.2% in 2008 primarily due to the increased manufacturing efficiencies and revision of cost estimates on large rig projects as a result of favorable pricing from vendors.

The Rig Technology segment monitors its capital equipment backlog to plan its business. New orders are added to backlog only when we receive a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $6.4 billion at December 31, 2009, a decrease of $4.7 billion (42.3%) from backlog of $11.1 billion at December 31, 2008.

Petroleum Services & Supplies

Revenue from Petroleum Services & Supplies was $3,745 million for 2009 compared to $4,651 million for 2008, a decrease of $906 million (19.5%). The decrease was primarily attributable to a 42% decline in North American average rig count activity in 2009 compared to 2008.

Operating profit from Petroleum Services & Supplies was $301 million for 2009 compared to $1,044 million for 2008, a decrease of $743 million (71.2%). Operating profit percentage decreased to 8.0% down from 22.4% in 2008. The decrease was primarily due to reduced North American rig count activity combined with strong price competition. In addition, a $147 million impairment charge was incurred on the carrying value of a trade name associated with this segment in the second quarter of 2009.

Distribution Services

Revenue from Distribution Services totaled $1,350 million for 2009, a decrease of $422 million (23.8%) from 2008. The decrease in revenue is mainly concentrated in the North American region as average drilling activity declined 42% in 2009 compared to the prior year.

Operating profit decreased in 2009 to $50 million compared to $130 million in 2008. Operating profit percentage decreased to 3.7% in 2009 from 7.3% in 2008 as a result of strong price competition and volume declines as North American rig activity declined.

Unallocated expenses and eliminations

Unallocated expenses and eliminations were $319 million for the year ended December 31, 2009 compared to $226 million for 2008. The increase in unallocated expenses and eliminations was primarily due to the voluntary retirement costs of $46 million. Acquisition costs also contributed to the increase from 2008.

Interest and financial costs

Interest and financial costs were $53 million for 2009 compared to $67 million for 2008. The decrease in interest and financial costs were primarily a direct result of the repayment of borrowings on the Company's credit facility used to purchase Grant Prideco, the repayment of the Company's 7.5% Senior Notes and the repayment of a portion of the Company's 6.125% Senior Notes. These repayments occurred during 2008 causing lower debt levels in 2009.

Equity Income in Unconsolidated Affiliate

Equity income in unconsolidated affiliate was $47 million for 2009 compared to $42 million for 2008 and was related to the April 21, 2008 acquisition of Grant Prideco. The income was related to the equity earnings from the Company's 50.01% investment in Voest-Alpine Tubulars ("VAT") located in Kindberg, Austria.

Other income (expense), net

Other income (expense), net was expense, net of $110 million in 2009 compared to income, net of $23 million in 2008. The 2009 expense was primarily due to a net foreign exchange loss of $79 million, as compared to a net foreign exchange gain of $50 million in 2008. The 2009 foreign exchange losses were primarily due to adjustments of our hedge positions as a result of the current economic environment and the strengthening of the Euro, the British pound sterling, Canadian dollar and Norwegian krone compared to the U.S. dollar. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" Foreign Currency Exchange Rates.

Provision for income taxes

The effective tax rate for the year ended December 31, 2009 was 33.3% compared to 33.5% for 2008. The tax rate includes $21 million of additional tax provision recognized in the second quarter 2009 on prior year income in Norway. These additional taxes resulted from foreign currency gains on dollar-denominated accounts that were realized for Norwegian tax purposes.

Liquidity and Capital Resources

At December 31, 2010, the Company had cash and cash equivalents of $3,333 million, and total debt of $887 million. At December 31, 2009, cash and cash equivalents were $2,622 million and total debt was $883 million. A significant portion of the consolidated cash balances are maintained in accounts in various foreign subsidiaries and, if such amounts were transferred among countries or repatriated to the U.S., such amounts may be subject to additional tax obligations. Rather than repatriating this cash, the Company may choose to borrow against its credit facility. The Company's outstanding debt at December 31, 2010 consisted of $200 million of 5.65% Senior Notes due 2012, $200 million of 7.25% Senior Notes due 2011, $150 million of 6.5% Senior Notes due 2011, $150 million of 5.5% Senior Notes due 2012, $151 million of 6.125% Senior Notes due 2015, and other debt of $36 million.

There were no borrowings against the Company's unsecured revolving credit facility, and there were $477 million in outstanding letters of credit issued under the facility, resulting in $1,523 million of funds available under the Company's unsecured revolving credit facility at December 31, 2010.

The Company had $1,366 million of additional outstanding letters of credit at December 31, 2010, primarily in Norway, that are essentially under various bilateral committed letter of credit facilities. Other letters of credit are issued as bid bonds and performance bonds. The Senior Notes contain reporting covenants and the credit facility contains a financial covenant regarding maximum debt to capitalization. The Company was in compliance with all covenants at December 31, 2010.

The following table summarizes our net cash flows provided by operating activities, net cash used in investing activities and net cash used in financing activities for the periods presented (in millions):

	Years Ended December 31,		
	2010	2009	2008
Net cash provided by operating activities	$ 1,542	$ 2,095	$ 2,294
Net cash used in investing activities	(743)	(552)	(2,473)
Net cash used in financing activities	(102)	(491)	(74)

Operating Activities

Net cash flow provided by operating activities decreased by $553 million to $1,542 million in 2010 compared to net cash provided by operating activities of $2,095 million in 2009. The primary reason for the decrease is the reduction of customer financing on projects during 2010, as backlog declined $1,395 million from $6,406 million to $5,011 million during 2010. Customer financing, as the net of prepayments, billings in excess of costs, less costs in excess of billings, was down approximately $737 million from December 31, 2009. Also, increased business activity in 2010 resulted in higher working capital and lower cash balance as accounts receivable increased $189 million.

Before changes in operating assets and liabilities, net of acquisitions, cash was provided by operations in 2010 primarily through net income of $1,659 million plus depreciation and amortization of $507 million. Dividends from the Company's unconsolidated affiliate were $17 million less $36 million in equity income from the Company's unconsolidated affiliate. During 2010, net changes in operating assets and liabilities, net of acquisitions, decreased cash provided by operating activities by $609 million.

The Company received $33 million and $94 million in dividends from its unconsolidated affiliate in 2010 and 2009, respectively. The portion included in operating activities in 2010 and 2009 was $17 million and $86 million, respectively. The remainder of $16 million and $8 million was included in investing activities in 2010 and 2009, respectively.

Investing Activities

Net cash used in investing activities was $743 million in 2010 compared to net cash used in investing of $552 million in 2009. The primary reason for the increase in cash used in investing activities in 2010 related to the absence of business divestitures during 2010 which was an increase to cash provided in 2009. Acquisitions in 2010 decreased to approximately $556 million compared to $573 million used in 2009 and capital expenditures decreased to approximately $232 million compared to $250 million used in 2009. The decreases in cash used in investing activities were offset by an increase in the portion of a dividend received by the Company's unconsolidated affiliate in 2010 that related to investing activities.

Financing Activities

Net cash used in financing activities was $102 million in 2010 compared to net cash used in financing activities of $491 million in 2009. The decrease in cash used in financing activities in 2010 primarily related to a decrease in cash dividends to approximately $172 million compared to approximately $460 million in cash dividends paid in 2009. This decrease was partially offset by an increase in proceeds from stock options exercised to $73 million and an increase in excess tax benefit from exercise of stock options to $10 million in 2010 compared to $8 million in proceeds from stock options exercised and $1 million in excess tax benefit from exercise of stock options in 2009. Payments on debt decreased to approximately $16 million in 2010 compared to $47 million in 2009. For 2010, the Company used its cash on hand to fund its acquisitions.

The effect of the change in exchange rates on cash flows was a positive $14 million and $27 million in 2010 and 2009, respectively.

We believe cash on hand, cash generated from operations and amounts available under the credit facility and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. At December 31, 2010, the Company had $1,523 million of available funds under its revolving credit facility. We also believe increases in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through existing available debt financing.

A summary of the Company's outstanding contractual obligations at December 31, 2010 is as follows (in millions):

		Payment Due by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Total debt	$ 887	$ 373	$ 360	$ 153	$ 1
Operating leases	639	130	166	105	238
Total Contractual Obligations	$ 1,526	$ 503	$ 526	$ 258	$ 239
Commercial Commitments:					
Standby letters of credit	$ 1,843	$ 1,224	$ 609	$ 8	$ 2

As of December 31, 2010, the Company had $118 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. Due to the uncertainty of the timing of future cash flows associated with these unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits, see Note 14 to the Consolidated Financial Statements included in this Report.

We intend to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We expect to fund future cash acquisitions and capital spending primarily with cash flow from operations and borrowings, including the unborrowed portion of the credit facility or new debt issuances, but may also issue additional equity either directly or in connection with acquisitions. There can be no assurance that additional financing for acquisitions will be available at terms acceptable to us or at all.

Critical Accounting Estimates

In preparing the financial statements, we make assumptions, estimates and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments that are most critical in nature which are related to revenue recognition under long-term construction contracts; allowance for doubtful accounts; inventory reserves; impairments of long-lived assets (excluding goodwill and other indefinite-lived intangible assets); goodwill and other indefinite-lived intangible assets; service and product warranties and income taxes. Our estimates are based on historical experience and on our future expectations that we believe are reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology segment. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and

- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost to complete estimates at the beginning of each project, taking into account all factors considered likely to affect gross margin. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors as mentioned in "Risk Factors." These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future reported earnings.

Historically, the Company's estimates have been reasonably dependable regarding the recognition of revenues and gross profits on percentage-of-completion contracts. Based upon an analysis of percentage-of-completion contracts for all open contracts outstanding at December 31, 2009 and 2008, adjustments (representing the differences between the estimated and actual results) to all outstanding contracts resulted in net changes to gross profit margins of 1.4% ($119 million on $8.6 billion of outstanding contracts) and 1.0% ($53 million on $5.4 billion of outstanding contracts) for the years ended December 31, 2010 and 2009, respectively. While the Company believes that its estimates on outstanding contracts at December 31, 2010 and in future periods will continue to be reasonably dependable under percentage-of-completion accounting, the factors identified in the preceding paragraph could result in significant adjustments in future periods. The Company has recorded revenue on outstanding contracts (on a contract-to-date basis) of $9.3 billion at December 31, 2010.

Allowance for Doubtful Accounts

The determination of the collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer basis taking into account current market conditions and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers. A substantial portion of the Company's revenues come from international oil companies, international shipyards, international oilfield service companies, and government-owned or government-controlled oil companies. Therefore, the Company has significant receivables in many foreign jurisdictions. If worldwide oil and gas drilling activity or changes in economic conditions in foreign jurisdictions deteriorate, the creditworthiness of the Company's customers could also deteriorate and they may be unable to pay these receivables, and additional allowances could be required. At December 31, 2010 and 2009, allowance for bad debts totaled $107 million and $95 million, or 4.2% and 4.3% of gross accounts receivable, respectively.

Historically, the Company's charge-offs and provisions for the allowance for doubtful accounts have been immaterial to the Company's consolidated financial statements. However, because of the risk factors mentioned above, changes in our estimates could become material in future periods.

Inventory Reserves

Inventory is carried at the lower of cost or estimated net realizable value. The Company determines reserves for inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions, and estimates about potential alternative uses, which are usually limited. The Company's inventory consists of specialized spare parts, work in process, and raw materials to support ongoing manufacturing operations and the Company's large installed base of specialized equipment used throughout the oilfield. Customers rely on the Company to stock these specialized items to ensure that their equipment can be repaired and serviced in a timely manner. The Company's estimated carrying value of inventory therefore depends upon demand driven by oil and gas drilling and well remediation activity, which depends in turn upon oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. At December 31, 2010 and 2009, inventory reserves totaled $270 million and $206 million, or 7.4% and 5.9% of gross inventory, respectively.

While inventory reserves and accruals have not had a material impact on the Company's financial results for the periods covered in this report, changes in worldwide oil and gas activity, or the development of new technologies which make older drilling technologies obsolete, could require the Company to record additional allowances to reduce the value of its inventory. Such changes in our estimates could be material under weaker market conditions or outlook.

Impairment of Long-Lived Assets (Excluding Goodwill and Other Indefinite-Lived Intangible Assets)

Long-lived assets, which include property, plant and equipment and identified intangible assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and estimated useful lives.

The carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. We estimate the fair value of these intangible and fixed assets using an income approach. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. The forecasts are dependent upon assumptions regarding oil and gas prices, the general outlook for economic growth worldwide, available financing for the Company's customers, political stability in major oil and gas producing areas, and the potential obsolescence of various types of equipment we sell, among other factors. The financial and credit market volatility directly impacts our fair value measurement through our income forecast as well as our weighted-average cost of capital, both key assumptions used in our calculation. Changes to these assumptions, including, but not limited to: sustained declines in worldwide rig counts below current analysts' forecasts, collapse of spot and futures prices for oil and gas, significant deterioration of external financing for our customers, higher risk premiums or higher cost of equity, or any other significant adverse economic news could require a provision for impairment in a future period. Due to significant declines in the Company's stock price and oil and gas commodity prices, coupled with unprecedented turbulence in the credit markets, the Company determined a triggering event occurred in the fourth quarter of 2008. The Company performed an impairment analysis at December 31, 2008 which did not result in an impairment charge.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company has approximately $5.8 billion of goodwill and $0.6 billion of other intangible assets with indefinite lives as of December 31, 2010. Generally accepted accounting principles require the Company to test goodwill and other indefinite-lived intangible assets for impairment at least annually or more frequently whenever events or circumstances occur indicating that goodwill or other indefinite-lived intangible assets might be impaired. Events or circumstances which could indicate a potential impairment include, but not limited to: further sustained declines in worldwide rig counts below current analysts' forecasts, further collapse of spot and futures prices for oil and gas, significant additional deterioration of external financing for our customers, higher risk premiums or higher cost of equity. The annual impairment test is performed during the fourth quarter of each year. Based on its analysis, the Company did not report any impairment of goodwill and other indefinite-lived intangible assets for the years ended December 31, 2010 and 2008. As described below, the Company concluded that an indicator of impairment occurred in the second quarter of 2009 and updated its impairment testing at June 30, 2009. Based on its updated analysis, the Company concluded that it did not incur an impairment of goodwill for the period ended June 30, 2009. However, based on the Company's indefinite-lived intangible asset impairment analysis performed during the second quarter of 2009, the Company concluded that it incurred an impairment charge to certain indefinite-lived intangible assets of $147 million at June 30, 2009. The $147 million impairment charge is included in the Company's consolidated income statement for the year ended December 31, 2009.

During the second quarter of 2009, the worldwide average rig count was 2,009 rigs, down 41% from the fourth quarter 2008 average of 3,395 and down 25% from the first quarter 2009 average of 2,681. The second quarter 2009 average rig count represented the lowest quarterly average in the past six years. In addition, the Company's updated forecast was behind the Company's previous forecast completed at the beginning of 2009. While operating profit for the first quarter of 2009 was in line with the Company's first quarter 2009 operating profit forecast, the Company's consolidated operating profit for the second quarter of 2009 was below its second quarter 2009 forecast. As a result of the substantial decline in the worldwide rig count, and the decline in actual/forecasted results compared to the original 2009 forecast, the Company concluded that events or circumstances had occurred indicating that goodwill and other indefinite-lived intangible assets might be impaired as described under Accounting Standards Codification ("ASC") Topic 350 "Intangibles — Goodwill and Other".

Therefore, the Company performed its interim impairment test of goodwill for all its reporting units at the end of the second quarter of 2009. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Fair value of the reporting units is determined in accordance with ASC Topic 820 "Fair Value Measurements and Disclosures" using significant unobservable inputs, or level 3 in the fair value hierarchy. These inputs are based on internal management estimates, forecasts and judgments, using a combination of three methods: discounted cash flow, comparable companies, and representative transactions. While the Company primarily uses the discounted cash flow method to assess fair value, the Company uses the comparable companies and representative transaction methods to validate the discounted cash flow analysis and further support management's expectations, where possible.

The discounted cash flow is based on management's short-term and long-term forecast of operating performance for each reporting unit. The two main assumptions used in measuring goodwill impairment, which bear the risk of change and could impact the Company's goodwill impairment analysis, include the cash flow from operations from each of the Company's individual business units and the weighted average cost of capital. The starting point for each of the reporting unit's cash flow from operations is the detailed annual plan or updated forecast. The detailed planning and forecasting process takes into consideration a multitude of factors including worldwide rig activity, inflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, capital spending requirements, working capital needs, customer needs to replace aging equipment, increased complexity of drilling, new technology, and existing backlog among other items which impact the individual reporting unit projections. Cash flows beyond the specific operating plans were estimated using a terminal value calculation, which incorporated historical and forecasted financial cyclical trends for each reporting unit and considered long-term earnings growth rates. The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate. During times of volatility, significant judgment must be applied to determine whether credit changes are a short-term or long-term trend.

Projections for the remainder of 2009 also reflected declines compared to the original 2009 annual forecast. The Company updated its 2009 operating forecast, long-term forecast, and discounted cash flows based on this information. The goodwill impairment analysis that we performed during the second quarter of 2009 did not result in goodwill impairment as of June 30, 2009.

Other indefinite-lived intangible assets, representing trade names management intends to use indefinitely, were valued using significant unobservable inputs (level 3) and are tested for impairment using the Relief from Royalty Method, a form of the Income Approach. An impairment is measured and recognized based on the amount the book value of the indefinite-lived intangible assets exceeds its estimated fair value as of the date of the impairment test. Included in the impairment test are assumptions, for each trade name, regarding the related revenue streams attributable to the trade names which are determined consistent with the forecasting process described above, the royalty rate, and the discount rate applied. Based on the Company's indefinite-lived intangible asset impairment analysis performed during the second quarter of 2009, the Company incurred an impairment charge of $147 million in the Petroleum Services & Supplies segment related to a partial impairment of the Company's Grant Prideco trade name. The impairment charge was primarily the result of the substantial decline in worldwide rig counts through June 2009, declines in forecasts in rig activity for the remainder of 2009, 2010, and 2011 compared to rig count forecast at the beginning of 2009 and a decline in the revenue forecast for the drill pipe business unit for the remainder of 2009, 2010, and 2011.

During the fourth quarter of 2009, the Company further updated its impairment testing using current operating forecasts and discounted cash flows. In the third and fourth quarters of 2009, both rig activity and commodity prices began to increase. Rig count increased 4% to an average of 2,130 in the third quarter and increased another 13% to an average of 2,397 in the fourth quarter. Average West Texas Intermediate Crude prices reached $76.06 in the fourth quarter of 2009, an increase of 28% from an average of $59.44 in the second quarter of 2009. In addition, by the end of the fourth quarter, average natural gas prices increased to $4.34, a 17% increase from the second quarter 2009 average of $3.71.

The Company performed its annual impairment analysis for its goodwill and indefinite-lived assets during the fourth quarter of 2010 resulting in no impairment. The valuation techniques used in the annual test were consistent with those used during previous testing. The inputs used in the annual test were updated for current market conditions and forecasts.

Along with the normal impairment analysis, the Company performed a sensitivity analysis on the projected results, the goodwill and the other indefinite-lived intangible asset impairment analysis assuming revenue for each individual reporting unit for goodwill and each individual indefinite-lived intangible asset decreased an additional 20% from the current projections for 2011, 2012 and 2013, while holding all other factors constant and no impairment was identified. Additionally, if the Company were to increase its discount rate 100 basis points, while keeping all other assumptions constant, there would be no impairments in any of the goodwill associated with the Company's reporting units or any of the Company's indefinite-lived intangible assets. While the Company does not believe that these events (20% drop in additional revenue for the next three years or 100 basis point increases in weighted average costs of capital) or changes are likely to occur, it is reasonably possible these events could transpire if market conditions worsen and if the market fails to continue to recover in 2011 and/or 2012. Any significant changes to these assumptions and factors could have a material impact on the Company's goodwill impairment analysis.

Service and Product Warranties

The Company provides service and warranty policies on certain of its products. The Company accrues liabilities under service and warranty policies based upon specific claims and a review of historical warranty and service claim experience in accordance with ASC Topic 450 "Contingencies" ("ASC Topic 450"). Adjustments are made to accruals as claim data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues and accrues for them when they are encountered. At December 31, 2010 and 2009, service and product warranties totaled $215 million and $217 million, respectively.

Income Taxes

The Company is a U.S. registered company and is subject to income taxes in the U.S. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which the Company operates and income is earned.

The Company's annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available in the various jurisdictions in which it operates. The determination and evaluation of the annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, and treaties, foreign currency exchange restrictions or the Company's level of operations or profitability in each jurisdiction could impact the tax liability in any given year. The Company also operates in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in aggressive tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

The Company maintains liabilities for estimated tax exposures in jurisdictions of operation. The annual tax provision includes the impact of income tax provisions and benefits for changes to liabilities that the Company considers appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing and certain operating expenses that may not be deductible in foreign jurisdictions. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means. The Company is subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company believes that an appropriate liability has been established for estimated exposures under the guidance in ASC Topic 740 "Income Taxes" (ASC Topic 740"). However, actual results may differ materially from these estimates. The Company reviews these liabilities quarterly and to the extent audits or other events result in an adjustment to the liability accrued for a prior year, the effect will be recognized in the period of the event.

The Company currently has recorded valuation allowances that the Company intends to maintain until it is more likely than not the deferred tax assets will be realized. Income tax expense recorded in the future will be reduced to the extent of decreases in the Company's valuation allowances. The realization of remaining deferred tax assets is primarily dependent on future taxable income. Any reduction in future taxable income including but not limited to any future restructuring activities may require that the Company record an additional valuation allowance against deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on future earnings.

The Company has not provided for deferred taxes on the unremitted earnings of certain subsidiaries that are permanently reinvested. Should the Company make a distribution from the unremitted earnings of these subsidiaries, the Company may be required to record additional taxes. Unremitted earnings of these subsidiaries were $2,503 million and $2,764 million at December 31, 2010 and 2009, respectively. The Company makes an annual determination whether to permanently reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liability would result, offset by any available foreign tax credits.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements" ("ASU No. 2010-06") as an update to Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820"). ASU No. 2010-06 requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the required provisions of ASU No. 2010-06 in the first quarter of 2010. There was no significant impact to the Company's Consolidated Financial Statements from the adopted provisions of ASU No. 2010-06.

Forward—Looking Statements

Some of the information in this document contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. All statements herein regarding expected merger synergies are forward looking statements. You should be aware that our actual results could differ materially from results anticipated in the forward-looking statements due to a number of factors, including but not limited to changes in oil and gas prices, customer demand for our products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We undertake no obligation to update any such factors or forward-looking statements to reflect future events or developments.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in foreign currency exchange rates and interest rates. Additional information concerning each of these matters follows:

Foreign Currency Exchange Rates
We have extensive operations in foreign countries. The net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates, although such fluctuations generally do not affect income since their functional currency is typically the local currency. These operations also have net assets and liabilities not denominated in the functional currency, which exposes us to changes in foreign currency exchange rates that impact income. During the years ended December 31, 2010, 2009 and 2008, the Company reported foreign currency gains (losses) of ($30) million, ($79) million, and $50 million, respectively. The gains and losses are primarily due to exchange rate fluctuations related to monetary asset balances denominated in currencies other than the functional currency and adjustments to our hedged positions as a result of changes in foreign currency exchange rates. Strengthening of currencies against the U.S. dollar may create losses in future periods to the extent we maintain net assets and liabilities not denominated in the functional currency of the countries using the local currency as their functional currency.

Some of our revenues in foreign countries are denominated in U.S. dollars, and therefore, changes in foreign currency exchange rates impact our earnings to the extent that costs associated with those U.S. dollar revenues are denominated in the local currency. Similarly some of our revenues are denominated in foreign currencies, but have associated U.S. dollar costs, which also give rise to foreign currency exchange rate exposure. In order to mitigate that risk, we may utilize foreign currency forward contracts to better match the currency of our revenues and associated costs. We do not use foreign currency forward contracts for trading or speculative purposes.

The following table details the Company's foreign currency exchange risk grouped by functional currency and their expected maturity periods as of December 31, 2010 (in millions except for rates):

Functional Currency	As of December 31, 2010 □□□□□□□	2012	2013	Total	December 31, 2009
CAD Buy USD/Sell CAD:					
Notional amount to buy (in Canadian dollars)	267	—	—	267	291
Average CAD to USD contract rate	1.0072	—	—	1.0072	1.0418
Fair Value at December 31, 2010 in U.S. dollars	(1)	—	—	(1)	2
Sell USD/Buy CAD:					
Notional amount to sell (in Canadian dollars)	55	—	—	55	69
Average CAD to USD contract rate	1.0237	—	—	1.0237	1.1109
Fair Value at December 31, 2010 in U.S. dollars	1	—	—	1	4
EUR Buy USD/Sell EUR:					
Notional amount to buy (in euros)	1	—	—	1	98
Average USD to EUR contract rate	1.3884	—	—	1.3884	1.4356
Fair Value at December 31, 2010 in U.S. dollars	—	—	—	—	—
Sell USD/Buy EUR:					
Notional amount to buy (in euros)	68	6	—	74	91
Average USD to EUR contract rate	1.3110	1.3924	—	1.3172	1.3896
Fair Value at December 31, 2010 in U.S. dollars	1	—	—	1	4
KRW Sell EUR/Buy KRW:					
Notional amount to buy (in South Korean won)	273	—	—	273	5,050
Average KRW to EUR contract rate	1,742.53	—	—	1,742.53	1,639.00
Fair Value at December 31, 2010 in U.S. dollars	—	—	—	—	—
Sell USD/Buy KRW:					
Notional amount to buy (in South Korean won)	63,603	3,415	639	67,657	153,226
Average KRW to USD contract rate	1,084.66	1,118.68	1,020.25	1,085.68	1,046.00
Fair Value at December 31, 2010 in U.S. dollars	(3)	—	—	(3)	(18)
GBP Buy USD/Sell GBP:					
Notional amount to buy (in British Pounds Sterling)	—	—	—	—	11
Average USD to GBP contract rate	—	—	—	—	1.5880
Fair Value at December 31, 2010 in U.S. dollars	—	—	—	—	—
Sell USD/Buy GBP:					
Notional amount to buy (in British Pounds Sterling)	47	2	—	49	2
Average USD to GBP contract rate	1.4924	1.5478	—	1.4952	1.5313

	Fair Value at December 31, 2010 in U.S. dollars	2	—	—	2	—
USD	**Buy DKK/Sell USD:**					
	Notional amount to buy (in U.S. dollars)	19	—	—	19	44
	Average DKK to USD contract rate	5.5064	—	—	5.5064	5.1219
	Fair Value at December 31, 2010 in U.S. dollars	—	—	—	—	(1)
	Buy EUR/Sell USD:					
	Notional amount to buy (in U.S. dollars)	221	3	—	224	382
	Average USD to EUR contract rate	1.3240	1.3519	—	1.3243	1.4578
	Fair Value at December 31, 2010 in U.S. dollars	—	—	—	—	(7)
	Buy GBP/Sell USD:					
	Notional amount to buy (in U.S. dollars)	18	—	—	18	76
	Average USD to GBP contract rate	1.5724	—	—	1.5724	1.6348
	Fair Value at December 31, 2010 in U.S. dollars	—	—	—	—	(2)
	Buy NOK/Sell USD:					
	Notional amount to buy (in U.S. dollars)	504	306	—	810	1,094
	Average NOK to USD contract rate	6.1877	6.2260	—	6.2022	6.2269
	Fair Value at December 31, 2010 in U.S. dollars	21	11	—	32	67
	Sell DKK/Buy USD:					
	Notional amount to buy (in U.S. dollars)	8	—	—	8	6
	Average DKK to USD contract rate	5.5998	—	—	5.5998	5.0009
	Fair Value at December 31, 2010 in U.S. dollars	—	—	—	—	—
	Sell EUR/Buy USD:					
	Notional amount to sell (in U.S. dollars)	58	8	—	66	56
	Average USD to EUR contract rate	1.3406	1.3546	—	1.3423	1.4324
	Fair Value at December 31, 2010 in U.S. dollars	1	—	—	1	—
	Sell NOK/Buy USD:					
	Notional amount to sell (in U.S. dollars)	224	5	—	229	408
	Average NOK to USD contract rate	6.1255	6.2539	—	6.1282	5.8307
	Fair Value at December 31, 2010 in U.S. dollars	(7)	—	—	(7)	—
	Sell RUB/Buy USD:					
	Notional amount to sell (in U.S. dollars)	25	—	—	25	—
	Average RUB to USD contract rate	31.2030	—	—	31.2030	—
	Fair Value at December 31, 2010	(1)	—	—	(1)	—

in U.S. dollars					
DKK Sell DKK/Buy USD:					
Notional amount to buy (in U.S. dollars)	113	—	—	113	—
Average DKK to USD contract rate	5.6618	—	—	5.6618	—
Fair Value at December 31, 2010 in U.S. dollars	—	—	—	—	—
Other Currencies					
Fair Value at December 31, 2010 in U.S. dollars	(1)	—	—	(1)	—
Total Fair Value at December 31, 2010 in U.S. dollars	13	11	—	24	49

The Company had other financial market risk sensitive instruments denominated in foreign currencies for transactional exposures totaling $240 million and translation exposures totaling $657 million as of December 31, 2010 excluding trade receivables and payables, which approximate fair value. These market risk sensitive instruments consisted of cash balances and overdraft facilities. The Company estimates that a hypothetical 10% movement of all applicable foreign currency exchange rates on the transactional exposures financial market risk sensitive instruments could affect net income by $16 million and the transactional exposures financial market risk sensitive instruments could affect the future fair value by $66 million.

The counterparties to forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency rate differential.

During the first quarter of 2010, the Venezuelan government officially devalued the Venezuelan bolivar against the U.S. dollar. As a result the Company converted its Venezuela ledgers to U.S. dollar functional currency, devalued monetary assets resulting in a $27 million charge, and wrote-down certain accounts receivable in view of deteriorating business conditions in Venezuela, resulting in an additional $11 million charge. The Company's net investment in Venezuela was $28 million at December 31, 2010.

Interest Rate Risk

At December 31, 2010 our long term borrowings consisted of $150 million in 6.5% Senior Notes, $200 million in 7.25% Senior Notes, $200 million in 5.65% Senior Notes, $150 million in 5.5% Senior Notes and $151 million in 6.125% Senior Notes. We occasionally have borrowings under our credit facility, and a portion of these borrowings could be denominated in multiple currencies which could expose us to market risk with exchange rate movements. These instruments carry interest at a pre-agreed upon percentage point spread from either LIBOR, NIBOR or EURIBOR, or at the prime interest rate. Under our credit facility, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR, NIBOR or EURIBOR for 30 days to six months.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Attached hereto and a part of this report are financial statements and supplementary data listed in Item 15. "Exhibits and Financial Statement Schedules".

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

(i) Evaluation of disclosure controls and procedures

As required by SEC Rule 13a-15(b), we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures were effective as of December 31, 2010 at the reasonable assurance level.

Pursuant to section 302 of the Sarbanes-Oxley Act of 2002, our Chief Executive Officer and Chief Financial Officer have provided certain certifications to the Securities and Exchange Commission. These certifications are included herein as Exhibits 31.1 and 31.2.

(ii) Internal Control Over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

The Company's management report on internal control over financial reporting is set forth in this annual report on Page 59 and is incorporated herein by reference.

(b) Changes in internal control

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference to the definitive Proxy Statement for the 2011 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the definitive Proxy Statement for the 2011 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the definitive Proxy Statement for the 2011 Annual Meeting of Stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans.

The following table sets forth information as of our fiscal year ended December 31, 2010, with respect to compensation plans under which our common stock may be issued:

Plan Category	Number of securities to be issued upon exercise of warrants and rights (a)	Weighted-average exercise price of Outstanding Rights (b)	Number of securities remaining available for equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by security holders	11,039,544	$ 38.01	8,175,824
Equity compensation plans not approved by security holders	—	—	—
Total	11,039,544	$ 38.01	8,175,824

(1) Shares could be issued through equity instruments other than stock options, warrants or rights; however, none are anticipated during 2011.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference to the definitive Proxy Statement for the 2011 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the definitive Proxy Statement for the 2011 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Exhibits

(1) Financial Statements

The following financial statements are presented in response to Part II, Item 8:

(2) Financial Statement Schedule

All schedules, other than Schedule II, are omitted because they are not applicable, not required or the information is included in the financial statements or notes thereto.

(3) Exhibits

2.1 Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004 between National-Oilwell, Inc. and Varco International, Inc. (4)

2.2 Agreement and Plan of Merger, effective as of December 16, 2007, between National Oilwell Varco, Inc., NOV Sub, Inc., and Grant Prideco, Inc. (8)

3.1 Amended and Restated Certificate of Incorporation of National-Oilwell, Inc. (Exhibit 3.1) (1)

3.2 Amended and Restated By-laws of National Oilwell Varco, Inc. (Exhibit 3.1) (9)

10.1 Employment Agreement dated as of January 1, 2002 between Merrill A. Miller, Jr. and National Oilwell. (Exhibit 10.1) (2)

10.2 Employment Agreement dated as of January 1, 2002 between Dwight W. Rettig and National Oilwell, with similar agreement with Mark A. Reese. (Exhibit 10.2) (2)

10.3 Form of Amended and Restated Executive Agreement of Clay C. Williams. (Exhibit 10.12) (3)

10.4 National Oilwell Varco Long-Term Incentive Plan. (5)*

10.5 Form of Employee Stock Option Agreement. (Exhibit 10.1) (6)

10.6 Form of Non-Employee Director Stock Option Agreement. (Exhibit 10.2) (6)

10.7 Form of Performance-Based Restricted Stock. (18 Month) Agreement (Exhibit 10.1) (7)

10.8 Form of Performance-Based Restricted Stock. (36 Month) Agreement (Exhibit 10.2) (7)

10.9 Five-Year Credit Agreement, dated as of April 21, 2008, among National Oilwell Varco, Inc., the financial institutions signatory thereto, including Wells Fargo Bank, N.A., in their capacities as Administrative Agent, Co-Lead Arranger and Joint

Book Runner, DnB Nor Bank ASA, as Co-Lead Arranger and Joint Book Runner, and Fortis Capital Corp., The Bank of Nova Scotia and The Bank of Tokyo — Mitsubishi UFJ, Ltd., as Co-Documentation Agents. (Exhibit 10.1) (10)

10.10 First Amendment to Employment Agreement dated as of December 22, 2008 between Merrill A. Miller, Jr. and National Oilwell Varco. (Exhibit 10.1) (11)

10.11 Second Amendment to Executive Agreement, dated as of December 22, 2008 of Clay Williams and National Oilwell Varco. (Exhibit 10.2) (11)

10.12 First Amendment to Employment Agreement dated as of December 22, 2008 between Mark A. Reese and National Oilwell Varco. (Exhibit 10.3) (11)

10.13 First Amendment to Employment Agreement dated as of December 22, 2008 between Dwight W. Rettig and National Oilwell Varco. (Exhibit 10.4) (11)

10.14 Employment Agreement dated as of December 22, 2008 between Robert W. Blanchard and National Oilwell Varco. (Exhibit 10.5) (11)

10.15 First Amendment to National Oilwell Varco Long-Term Incentive Plan. (12)*

10.16 Second Amendment to Employment Agreement dated as of December 31, 2009 between Merrill A. Miller, Jr. and National Oilwell Varco. (Exhibit 10.1) (13)

10.17 Third Amendment to Executive Agreement, dated as of December 31, 2009, of Clay Williams and National Oilwell Varco. (Exhibit 10.2) (13)

10.18 Second Amendment to Employment Agreement dated as of December 31, 2009 between Mark A. Reese and National Oilwell Varco. (Exhibit 10.3) (13)

10.19 Second Amendment to Employment Agreement dated as of December 31, 2009 between Dwight W. Rettig and National Oilwell Varco. (Exhibit 10.4) (13)

10.20 First Amendment to Employment Agreement dated as of December 31, 2009 between Robert W. Blanchard and National Oilwell Varco. (Exhibit 10.5) (13)

21.1 Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

24.1 Power of Attorney. (included on signature page hereto)

31.1 Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended.

31.2 Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended.

32.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 The following materials from our Annual Report on Form 10-K for the period ended December 31, 2010 formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to the Consolidated Financial Statements, tagged as block text. (13)

---

* Compensatory plan or arrangement for management or others.

(1) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on August 11, 2000.

(2) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 28, 2002.

(3) Filed as an Exhibit to Varco International, Inc.'s Quarterly Report on Form 10-Q filed on May 6, 2004.

(4) Filed as Annex A to our Registration Statement on Form S-4 filed on September 16, 2004.

(5) Filed as Annex D to our Amendment No. 1 to Registration Statement on Form S-4 filed on January 31, 2005.

(6) Filed as an Exhibit to our Current Report on Form 8-K filed on February 23, 2006.

(7) Filed as an Exhibit to our Current Report on Form 8-K filed on March 27, 2007.

(8) Filed as Annex A to our Registration Statement on Form S-4 filed on January 28, 2008.

(9) Filed as an Exhibit to our Current Report on Form 8-K filed on February 21, 2008.

(10) Filed as an Exhibit to our Current Report on Form 8-K filed on April 22, 2008.

(11) Filed as an Exhibit to our Current Report on Form 8-K filed on December 23, 2008.

(12) Filed as Appendix I to our Proxy Statement filed on April 1, 2009.

(13) Filed as an Exhibit to our Current Report on Form 8-K filed on January 5, 2010.

(14) As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

We hereby undertake, pursuant to Regulation S-K, Item 601(b), paragraph (4) (iii), to furnish to the U.S. Securities and Exchange Commission, upon request, all constituent instruments defining the rights of holders of our long-term debt not filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL OILWELL VARCO, INC.

Dated: February 23, 2011

By: /s/ MERRILL A. MILLER, JR.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each person whose signature appears below in so signing, constitutes and appoints Merrill A. Miller, Jr. and Clay C. Williams, and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ MERRILL A. MILLER, JR. Merrill A. Miller, Jr.	Chairman, President and Chief Executive Officer	February 23, 2011
/s/ CLAY C. WILLIAMS Clay C. Williams	Executive Vice President and Chief Financial Officer	February 23, 2011
/s/ ROBERT W. BLANCHARD Robert W. Blanchard	Vice President, Corporate Controller and Chief Accounting Officer	February 23, 2011
/s/ GREG L. ARMSTRONG Greg L. Armstrong	Director	February 23, 2011
/s/ ROBERT E. BEAUCHAMP Robert E. Beauchamp	Director	February 23, 2011
/s/ BEN A. GUILL Ben A. Guill	Director	February 23, 2011
/s/ DAVID D. HARRISON David D. Harrison	Director	February 23, 2011
/s/ ROGER L. JARVIS Roger L. Jarvis	Director	February 23, 2011
/s/ ERIC L. MATTSON Eric L. Mattson	Director	February 23, 2011
/s/ JEFFERY A. SMISEK Jeffery A. Smisek	Director	February 23, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

National Oilwell Varco, Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting. National Oilwell Varco, Inc.'s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by Ernst & Young LLP, the independent registered public accounting firm which also has audited the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K.

/s/ Merrill A. Miller, Jr.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

/s/ Clay C. Williams
Clay C. Williams
Executive Vice President and Chief Financial Officer

Houston, Texas
February 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
National Oilwell Varco, Inc.

We have audited National Oilwell Varco, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Oilwell Varco, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Oilwell Varco, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2010 of National Oilwell Varco, Inc. and our report dated February 23, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Houston, Texas
February 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
National Oilwell Varco, Inc.

We have audited the accompanying consolidated balance sheets of National Oilwell Varco, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows, and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Oilwell Varco, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Oilwell Varco, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Houston, Texas
February 23, 2011

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,333	$ 2,622
Receivables, net	2,425	2,187
Inventories, net	3,388	3,490
Costs in excess of billings	815	740
Deferred income taxes	316	290
Prepaid and other current assets	258	269
Total current assets	10,535	9,598
Property, plant and equipment, net	1,840	1,836
Deferred income taxes	341	92
Goodwill	5,790	5,489
Intangibles, net	4,103	4,052
Investment in unconsolidated affiliate	386	393
Other assets	55	72
Total assets	$ 23,050	$ 21,532
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 628	$ 584
Accrued liabilities	2,105	2,267
Billings in excess of costs	511	1,090
Current portion of long-term debt and short-term borrowings	373	7
Accrued income taxes	468	226
Deferred income taxes	451	340
Total current liabilities	4,536	4,514
Long-term debt	514	876
Deferred income taxes	1,885	1,751
Other liabilities	253	163
Total liabilities	7,188	7,304
Commitments and contingencies		
Stockholders' equity:		
Common stock — par value $.01; 421,141,751 and 418,451,731 shares issued and outstanding at December 31, 2010 and December 31, 2009	4	4
Additional paid-in capital	8,353	8,214
Accumulated other comprehensive income	91	90
Retained earnings	7,300	5,805
Total Company stockholders' equity	15,748	14,113
Noncontrolling interests	114	115
Total stockholders' equity	15,862	14,228
Total liabilities and stockholders' equity	$ 23,050	$ 21,532

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share data)

	Years Ended December 31,		
	2010	2009	2008
Revenue			
Sales	$ 9,956	$ 10,812	$ 11,162
Services	2,200	1,900	2,269
Total	12,156	12,712	13,431
Cost of revenue			
Cost of sales	6,598	7,297	7,784
Cost of services	1,726	1,631	1,575
Total	8,324	8,928	9,359
Gross profit	3,832	3,784	4,072
Selling, general and administrative	1,385	1,322	1,154
Intangible asset impairment	—	147	—
Operating profit	2,447	2,315	2,918
Interest and financial costs	(50)	(53)	(67)
Interest income	13	9	45
Equity income in unconsolidated affiliate	36	47	42
Other income (expense), net	(49)	(110)	23
Income before income taxes	2,397	2,208	2,961
Provision for income taxes	738	735	993
Net income	1,659	1,473	1,968
Net income (loss) attributable to noncontrolling interests	(8)	4	16
Net income attributable to Company	$ 1,667	$ 1,469	$ 1,952
Net income attributable to Company per share:			
Basic	$ 3.99	$ 3.53	$ 4.91
Diluted	$ 3.98	$ 3.52	$ 4.90
Cash dividends per share	$ 0.41	$ 1.10	$ —
Weighted average shares outstanding: Basic	417	416	397
Diluted	419	417	399

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Years Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 1,659	$ 1,473	$ 1,968
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	507	490	402
Deferred income taxes	(165)	(174)	(33)
Stock-based compensation	66	68	67
Excess tax benefit from the exercise of stock options	(10)	(1)	(37)
Equity income in unconsolidated affiliate	(36)	(47)	(42)
Dividend from unconsolidated affiliate	17	86	—
Intangible asset impairment	—	147	—
Other	135	75	115
Change in operating assets and liabilities, net of acquisitions:			
Receivables	(189)	1,033	(626)
Inventories	39	468	(643)
Costs in excess of billings	(4)	(122)	25
Prepaid and other current assets	15	23	230
Accounts payable	40	(361)	95
Billings in excess of costs	(620)	(1,071)	765
Other assets/liabilities, net	88	8	8
Net cash provided by operating activities	1,542	2,095	2,294
Cash flows from investing activities:			
Purchases of property, plant and equipment	(232)	(250)	(379)
Business acquisitions, net of cash acquired	(556)	(573)	(3,008)
Business divestitures, net of cash disposed	—	—	801
Sale of equity interest, net	—	251	—
Dividend from unconsolidated affiliate	16	8	113
Other, net	29	12	—
Net cash used in investing activities	(743)	(552)	(2,473)
Cash flows from financing activities:			
Borrowings against lines of credit and other debt	3	7	2,731
Payments against lines of credit and other debt	(16)	(47)	(2,920)
Dividends paid	(172)	(460)	—
Excess tax benefits from exercise of stock options	10	1	37
Proceeds from stock options exercised	73	8	78
Net cash used in financing activities	(102)	(491)	(74)
Effect of exchange rates on cash	14	27	(46)
Increase (decrease) in cash and cash equivalents	711	1,079	(299)
Cash and cash equivalents, beginning of period	2,622	1,543	1,842
Cash and cash equivalents, end of period	$ 3,333	$ 2,622	$ 1,543
Supplemental disclosures of cash flow information:			
Cash payments during the period for:			
Interest	$ 56	$ 56	$ 76
Income taxes	$ 551	$ 929	$ 1,261

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In millions)

	Shares Outstanding	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Company Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
Balance at December 31, 2007	356	$ 3	$ 3,617	$ 195	$ 2,846	$ 6,661	$ 63	$ 6,724
Net income	—	—	—	—	1,952	1,952	16	1,968
Other comprehensive income:								
Currency translation adjustments	—	—	—	(176)	—	(176)	—	(176)
Derivative financial instruments	—	—	—	(160)	—	(160)	—	(160)
Change in defined benefit plans	—	—	—	(20)	—	(20)	—	(20)
Comprehensive income						1,596		1,612
Adoption of FAS158, net of tax	—	—	—	—	(2)	(2)	—	(2)
Stock issued in acquisition	57	1	4,190	—	—	4,191	—	4,191
Acquired noncontrolling interests	—	—	—	—	—	—	25	25
Dividends to noncontrolling interests	—	—	—	—	—	—	(8)	(8)
Stock-based compensation	—	—	67	—	—	67	—	67
Common stock issued	4	—	78	—	—	78	—	78
Excess tax benefit of options exercised	—	—	37	—	—	37	—	37
Balance at December 31, 2008	417	$ 4	$ 7,989	$ (161)	$ 4,796	$ 12,628	$ 96	$ 12,724
Net income	—	—	—	—	1,469	1,469	4	1,473
Other comprehensive income:								
Currency translation adjustments	—	—	—	100	—	100	—	100
Derivative financial instruments	—	—	—	160	—	160	—	160
Change in defined benefit plans	—	—	—	(9)	—	(9)	—	(9)
Comprehensive income						1,720		1,724
Cash dividends, $1.10 per common share	—	—	—	—	(460)	(460)	—	(460)
Dividends to noncontrolling interests	—	—	—	—	—	—	(13)	(13)
Noncontrolling interest contribution	—	—	—	—	—	—	28	28
Gain on sale of equity interest, net of tax	—	—	148	—	—	148	—	148
Stock-based compensation	—	—	68	—	—	68	—	68
Common stock issued	1	—	8	—	—	8	—	8
Excess tax benefit of options exercised	—	—	1	—	—	1	—	1
Balance at December 31, 2009	418	$ 4	$ 8,214	$ 90	$ 5,805	$ 14,113	$ 115	$ 14,228
Net income	—	—	—	—	1,667	1,667	(8)	1,659
Other comprehensive income:								
Currency translation adjustments	—	—	—	13	—	13	—	13
Derivative financial instruments	—	—	—	(13)	—	(13)	—	(13)
Change in defined benefit plans	—	—	—	1	—	1	—	1
Comprehensive income						1,668		1,660
Cash dividends, $.41 per common share	—	—	—	—	(172)	(172)	—	(172)
Dividends to noncontrolling interests	—	—	—	—	—	—	(2)	(2)
Noncontrolling interest contribution	—	—	—	—	—	—	9	9
Stock-based compensation	—	—	66	—	—	66	—	66
Common stock issued	3	—	73	—	—	73	—	73
Withholding taxes	—	—	(10)	—	—	(10)	—	(10)
Excess tax benefit of options exercised	—	—	10	—	—	10	—	10
Balance at December 31, 2010	421	$ 4	$ 8,353	$ 91	$ 7,300	$ 15,748	$ 114	$ 15,862

The accompanying notes are an integral part of these statements.

NATIONAL OILWELL VARCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Nature of Business

We design, construct, manufacture and sell comprehensive systems, components, and products used in oil and gas drilling and production, provide oilfield services and supplies, and distribute products and provide supply chain integration services to the upstream oil and gas industry. Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies, drilling contractors and oilfield service companies, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile.

Basis of Consolidation

The accompanying Consolidated Financial Statements include the accounts of National Oilwell Varco, Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments that are not wholly-owned, but where we exercise control, are fully consolidated with the equity held by minority owners and their portion of net income (loss) reflected as noncontrolling interests in the accompanying consolidated financial statements. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. We reclassified $340 million of deferred tax liabilities from noncurrent to current on the 2009 balance sheet in order to conform with the 2010 presentation.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, and payables approximated fair value because of the relatively short maturity of these instruments. Cash equivalents include only those investments having a maturity date of three months or less at the time of purchase. The carrying values of other financial instruments approximate their respective fair values.

Derivative Financial Instruments

ASC Topic 815, "Derivatives and Hedging" ("ASC Topic 815") requires companies to recognize all of its derivative instruments as either assets or liabilities in the Consolidated Balance Sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange rate risk and interest rate risk. Forward contracts against various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue and expenses denominated in currencies other than the functional currency of the operating unit (cash flow hedge).Other forward exchange contracts against various foreign currencies are entered into to manage the foreign currency exchange rate risk associated with certain firm commitments denominated in currencies other than the functional currency of the operating unit (fair value hedge).In addition, the Company will enter into non-designated forward contracts against various foreign currencies to manage the foreign currency exchange rate risk on recognized nonfunctional currency monetary accounts (non-designated hedge).Interest rate swaps are entered into to manage interest rate risk associated with the Company's fixed and floating-rate borrowings.

The Company records all derivative financial instruments at their fair value in its Consolidated Balance Sheet. Except for certain non-designated hedges discussed below, all derivative financial instruments that the Company holds are designated as either cash flow or fair value hedges and are highly effective in offsetting movements in the underlying risks. Such arrangements typically have terms between two and 24 months, but may have longer terms depending on the underlying cash flows being hedged, typically related to the projects in our backlog. The Company may also use interest rate contracts to mitigate its exposure to changes in interest rates on anticipated long-term debt issuances.

At December 31, 2010, the Company has determined that its financial assets of $47 million and liabilities of $23 million (primarily currency related derivatives) are level 2 in the fair value hierarchy. At December 31, 2010, the net fair value of the Company's foreign currency forward contracts totaled an asset of $24 million.

As of December 31, 2010, the Company did not have any interest rate swaps and its financial instruments do not contain any credit-risk-related or other contingent features that could cause accelerated payments when the Company's financial instruments are in net liability positions. We do not use derivative financial instruments for trading or speculative purposes.

Cash Flow Hedging Strategy

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is subject to a particular currency risk),the effective portion of the gain or loss on the derivative instrument is reported as a component of Other Comprehensive Income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings (e.g., in "revenues" when the hedged transactions are cash flows associated with forecasted revenues).The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e. the ineffective portion), or hedge components excluded from the assessment of effectiveness, are recognized in the Consolidated Statements of Income during the current period.

To protect against the volatility of forecasted foreign currency cash flows resulting from forecasted sales and expenses, the Company has instituted a cash flow hedging program. The Company hedges portions of its forecasted revenues and expenses denominated in nonfunctional currencies with forward contracts. When the U.S. dollar strengthens against the foreign currencies, the decrease in present value of future foreign currency revenue and costs is offset by gains in the fair value of the forward contracts designated as hedges. Conversely, when the U.S. dollar weakens, the increase in the present value of future foreign currency cash flows is offset by losses in the fair value of the forward contracts.

As of December 31, 2010, the Company had the following outstanding foreign currency forward contracts that were entered into to hedge nonfunctional currency cash flows from forecasted revenues and costs (in millions):

	Currency Denomination December 31,			
Foreign Currency	2010		2009	
British Pound Sterling	£	4	£	39
Danish Krone	DKK	31	DKK	180
Euro	€	122	€	199
Norwegian Krone	NOK	4,983	NOK	6,097
U.S. Dollar	$	247	$	224
Korean Won	KRW	—	KRW	2,317

Fair Value Hedging Strategy

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is subject to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings (e.g., in "revenue" when the hedged item is a contracted sale).

The Company enters into forward exchange contracts to hedge certain firm commitments of revenue and costs that are denominated in currencies other than the functional currency of the operating unit. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual U.S. dollar-equivalent cash flows from the sale of products to customers will be adversely affected by changes in the exchange rates.

As of December 31, 2010, the Company had the following outstanding foreign currency forward contracts that were entered into to hedge nonfunctional currency fair values of firm commitments of revenues and costs (in millions):

Foreign Currency	Currency Denomination December 31, 2010	2009
U.S. Dollar	$ 1	$ 52

Non-designated Hedging Strategy

For derivative instruments that are non-designated, the gain or loss on the derivative instrument is recognized in the same line item associated with the hedged item in current earnings.

The Company enters into forward exchange contracts to hedge certain nonfunctional currency monetary accounts. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual U.S. dollar-equivalent cash flows from the nonfunctional currency monetary accounts will be adversely affected by changes in the exchange rates.

As of December 31, 2010, the Company had the following outstanding foreign currency forward contracts that hedge the fair value of nonfunctional currency monetary accounts (in millions):

Foreign Currency	Currency Denomination December 31, 2010		2009	
British Pound Sterling	£	8	£	10
Danish Krone	DKK	115	DKK	77
Euro	€	97	€	106
Norwegian Krone	NOK	1,442	NOK	3,096
Swedish Krone	SEK	—	SEK	5
U.S. Dollar	$	328	$	501
Russian Ruble	RUB	780	RUB	2,812

As of December 31, 2010 and 2009, the Company has the following respective fair values of its derivative instruments and their balance sheet classifications (in millions):

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value December 31, 2010	2009	Balance Sheet Location	Fair Value December 31, 2010	2009
Derivatives designated as hedging instruments under ASC Topic 815						
Foreign exchange contracts	Prepaid and other current assets	$ 28	$ 56	Accrued liabilities	$ 12	$ 39
Foreign exchange contracts	Other Assets	12	17	Other Liabilities	1	7
Total derivatives designated as hedging instruments under ASC Topic 815		$ 40	$ 73		$ 13	$ 46
Derivatives not designated as hedging instruments under ASC Topic 815						
Foreign exchange contracts	Prepaid and other current assets	$ 7	$ 30	Accrued liabilities	$ 10	$ 8
Foreign exchange contracts	Other Assets	—	1	Other Liabilities	—	1
Total derivatives not designated as hedging instruments under ASC Topic 815		$ 7	$ 31		$ 10	$ 9
Total derivatives		$ 47	$ 104		$ 23	$ 55

The Effect of Derivative Instruments on the Consolidated Statement of Income
($ in millions)

Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) (a) Years Ended December 31,		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) Years Ended December 31,		Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) (b) Years Ended December 31,	
	2010	2009		2010	2009		2010	2009
Foreign exchange contracts	(25)	164	Revenue	10	26	Other income (expense), net	9	(24)
			Cost of revenue	(22)	(42)			
Total	(25)	164		(12)	(16)		9	(24)

Derivatives in ASC Topic 815 Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative Years Ended December 31,		ASC Topic 815 Fair Value Hedge Relationships	Location of Gain (Loss) Recognized in Income on Related Hedged Item	Recognized in Income on Related Hedged Items Years Ended December 31,	
		2010	2009			2010	2009
Foreign exchange contracts	Revenue	(2)	7	Firm commitments	Revenue	2	(7)
Foreign exchange contracts	Cost of revenue	—	(13)	Firm commitments	Cost of revenue	—	13
Total		(2)	(6)			2	6

Derivatives Not Designated as Hedging Instruments under ASC Topic 815	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative Years Ended December 31,	
		2010	2009
Foreign exchange contracts	Other income (expense), net	8	3
Total		8	3

(a) The Company expects that $(14) million of the Accumulated Other Comprehensive Income (Loss) will be reclassified into earnings within the next twelve months with an offset by gains from the underlying transactions resulting in no impact to earnings or cash flow.

(b) The amount of gain (loss) recognized in income represents $9 million and $(24) million related to the ineffective portion of the hedging relationships for the years ended December 31, 2010 and 2009, respectively, and $12 million and $4 million related to the amount excluded from the assessment of the hedge effectiveness for the years ended December 31, 2010 and 2009, respectively.

Inventories

Inventories consist of raw materials, work-in-process and oilfield and industrial finished products, manufactured equipment and spare parts. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations related to our installed base and the development of new products. The allowance, which totaled $270 million and $206 million at December 31, 2010 and 2009, respectively, is the amount necessary to reduce the cost of the inventory to its estimated realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of individual items. Depreciation expense was $262 million, $249 million and

$222 million for the years ended December 31, 2010, 2009 and 2008, respectively. The estimated useful lives of the major classes of property, plant and equipment are included in Note 6 to the consolidated financial statements.

Long-lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying value of assets used in operations that is not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, we consider market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis. There have been no impairments of long-lived assets for the years ended December 31, 2010, 2009 and 2008.

Intangible Assets

The Company has approximately $5.8 billion of goodwill and $4.1 billion of identified intangible assets as of December 31, 2010. Generally accepted accounting principles require the Company to test goodwill and other indefinite-lived intangible assets for impairment at least annually or more frequently whenever events or circumstances occur indicating that such assets might be impaired.

Goodwill is identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Total
Balance at December 31, 2008	$ 1,458	$ 3,705	$ 62	$ 5,225
Goodwill acquired during period	97	143	—	240
Translation and other adjustments	12	7	5	24
Balance at December 31, 2009	1,567	3,855	67	5,489
Goodwill acquired during period	287	2	9	298
Translation adjustments	—	2	1	3
Balance at December 31, 2010	$ 1,854	$ 3,859	$ 77	$ 5,790

Identified intangible assets with determinable lives consist primarily of customer relationships, trademarks, trade names, patents, and technical drawings acquired in acquisitions, and are being amortized on a straight-line basis over the estimated useful lives of 2-30 years. Amortization expense of identified intangibles is expected to be approximately $260 million in each of the next five years. Included in intangible assets are approximately $643 million of indefinite-lived trade names.

The net book value of identified intangible assets are identified by segment as follows (in millions):

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Total
Balance at December 31, 2008	$ 361	$ 3,933	$ 6	$ 4,300
Additions to intangible assets	86	37	—	123
Asset impairment	—	(147)	—	(147)
Amortization	(36)	(204)	(1)	(241)
Translation	5	11	1	17
Balance at December 31, 2009	416	3,630	6	4,052
Additions to intangible assets	291	8	—	299
Amortization	(38)	(206)	(1)	(245)
Translation	(3)	—	—	(3)
Balance at December 31, 2010	$ 666	$ 3,432	$ 5	$ 4,103

Identified intangible assets by major classification consist of the following (in millions):

	Gross	Accumulated Amortization	Net Book Value
December 31, 2009:			
Customer relationships	$ 2,819	$ (366)	$ 2,453
Trademarks	619	(73)	546
Indefinite-lived trade names	643	—	643
Other	531	(121)	410
Total identified intangibles	$ 4,612	$ (560)	$ 4,052
December 31, 2010:			
Customer relationships	$ 2,933	$ (536)	$ 2,397
Trademarks	677	(95)	582
Indefinite-lived trade names	643	—	643
Other	655	(174)	481
Total identified intangibles	$ 4,908	$ (805)	$ 4,103

2009 Asset Impairment

During the second quarter of 2009, the worldwide average rig count was 2,009 rigs, down 41% from the fourth quarter 2008 average of 3,395 and down 25% from the first quarter 2009 average of 2,681. The second quarter 2009 average rig count represented the lowest quarterly average in the past six years. In addition, the Company's updated forecast was behind the Company's previous forecast completed at the beginning of 2009. While operating profit for the first quarter of 2009 was in line with the Company's first quarter 2009 operating profit forecast, the Company's consolidated operating profit for the second quarter of 2009 was below its second quarter 2009 forecast. As a result of the substantial decline in the worldwide rig count, and the decline in actual/forecasted results compared to the original 2009 forecast, the Company concluded that events or circumstances had occurred indicating that goodwill and other indefinite-lived intangible assets might be impaired as described in ASC Topic 350, "Intangibles — Goodwill and Other" ("ASC Topic 350").

Therefore, the Company performed its interim impairment test of goodwill for its reporting units and its indefinite-lived intangible assets at the end of the second quarter of 2009. Projections for the remainder of 2009 also reflected declines compared to the original 2009 annual forecast. The Company updated its 2009 operating forecast, long-term forecast, and discounted cash flows based on this information.

The goodwill impairment analysis that the Company performed during the second quarter of 2009 did not result in goodwill impairment as of June 30, 2009. However, based on the Company's indefinite-lived intangible asset impairment analysis performed during the second quarter of 2009, the Company incurred an impairment charge of $147 million in the Petroleum Services & Supplies segment related to a partial impairment of the Company's Grant Prideco trade name. The impairment charge was primarily the result of the substantial decline in worldwide rig counts through June 2009, declines in forecasts in rig activity for the remainder of 2009, 2010, and 2011 compared to rig count forecast at the beginning of 2009, and a decline in the revenue forecast for the drill pipe business unit for the remainder of 2009, 2010, and 2011.

The Company performed its annual impairment analysis for its goodwill and indefinite-lived assets during the fourth quarter of 2009 and 2010 each resulting in no further impairment. The valuation techniques used in the annual test were consistent with those used during previous testing. The inputs used in the annual test were updated for current market conditions and forecasts.

Foreign Currency

The functional currency for most of our foreign operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income (loss). Revenues and expenses are translated at average exchange rates in effect during the period. Certain other foreign operations, including our operations in Norway, use the U.S. dollar as the functional currency. Accordingly, financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. For all operations, gains or losses from remeasuring foreign currency

transactions into the functional currency are included in income. Net foreign currency transaction gains (losses) were ($30) million, ($79) million and $50 million for the years ending December 31, 2010, 2009 and 2008, respectively, and are included in other income (expense) in the accompanying statement of operations.

During the first quarter of 2010, the Venezuelan government officially devalued the Venezuelan bolivar against the U.S. dollar. As a result the Company converted its Venezuela ledgers to U.S. dollar functional currency, devalued monetary assets resulting in a $27 million charge, and wrote-down certain accounts receivable in view of deteriorating business conditions in Venezuela, resulting in an additional $11 million charge. The Company's net investment in Venezuela was $28 million at December 31, 2010.

Revenue Recognition

The Company's products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not generally include right of return or other similar provisions or other significant post delivery obligations. Except for certain construction contracts and drill pipe sales described below, the Company records revenue at the time its manufacturing process is complete, the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectability is reasonably assured and the product has been delivered. Customer advances or deposits are deferred and recognized as revenue when the Company has completed all of its performance obligations related to the sale. The Company also recognizes revenue as services are performed. The amounts billed for shipping and handling cost are included in revenue and related costs are included in cost of sales.

Revenue Recognition under Long-term Construction Contracts

The Company uses the percentage-of-completion method to account for certain long-term construction contracts in the Rig Technology segment. These long-term construction contracts include the following characteristics:

- the contracts include custom designs for customer specific applications;
- the structural design is unique and requires significant engineering efforts; and
- construction projects often have progress payments.

This method requires the Company to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin the Company recognizes in each reporting period. The Company prepares detailed cost estimates at the beginning of each project. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by senior management. Factors that may affect future project costs and margins include shipyard access, weather, production efficiencies, availability and costs of labor, materials and subcomponents and other factors. These factors can impact the accuracy of the Company's estimates and materially impact the Company's current and future reported earnings.

The asset, "Costs in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs," represents billings in excess of revenues recognized.

Drill Pipe Sales

For drill pipe sales, if requested in writing by the customer, delivery may be satisfied through delivery to the Company's customer storage location or to a third-party storage facility. For sales transactions where title and risk of loss have transferred to the customer but the supporting documentation does not meet the criteria for revenue recognition prior to the products being in the physical possession of the customer, the recognition of the revenues and related inventory costs from these transactions are deferred until the customer takes physical possession.

Service and Product Warranties

The Company provides service and warranty policies on certain of its products. The Company accrues liabilities under service and warranty policies based upon specific claims and a review of historical warranty and service claim experience in accordance with ASC Topic 450 "Contingencies" ("ASC Topic 450"). Adjustments are made to accruals as claim data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues and accrues for them when they are encountered. The Company monitors the actual cost of performing these discretionary services and adjusts the accrual based on the most current information available.

The changes in the carrying amount of service and product warranties are as follows (in millions):

Balance at December 31, 2008	$ 114
Net provisions for warranties issued during the year	144
Amounts incurred	(62)
Foreign currency translation	21
Balance at December 31, 2009	$ 217
Net provisions for warranties issued during the year	52
Amounts incurred	(45)
Foreign currency translation and other	(9)
Balance at December 31, 2010	$ 215

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Concentration of Credit Risk

We grant credit to our customers, which operate primarily in the oil and gas industry. Concentrations of credit risk are limited because we have a large number of geographically diverse customers, thus spreading trade credit risk. We control credit risk through credit evaluations, credit limits and monitoring procedures. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral, but may require letters of credit for certain international sales. Credit losses are provided for in the financial statements. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company's portfolio on an individual customer basis taking into account current market conditions and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers. Accounts receivable are net of allowances for doubtful accounts of approximately $107 million and $95 million at December 31, 2010 and 2009, respectively.

Stock-Based Compensation

Compensation expense for the Company's stock-based compensation plans is measured using the fair value method required by ASC Topic 718 "Compensation — Stock Compensation" ("ASC Topic 718").Under this guidance the fair value of stock option grants and restricted stock is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

The Company provides compensation benefits to employees and non-employee directors under share-based payment arrangements, including various employee stock option plans.

Total compensation cost that has been charged against income for all share-based compensation arrangements was $66 million, $68 million and $61 million for 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the income statement for all share-based compensation arrangements was $20 million, $21 million and $19 million for 2010, 2009 and 2008, respectively.

Environmental Liabilities

When environmental assessments or remediations are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to, estimated losses on accounts receivable, estimated costs and related margins of projects accounted for under percentage-of-completion, estimated realizable value on excess and obsolete inventory, contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimates related to the fair value of reporting units for purposes of assessing goodwill and other indefinite-lived intangible assets for impairment and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Contingencies

The Company accrues for costs relating to litigation claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous judgments with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

In circumstances where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than others, the low end of the range is accrued.

Net Income Attributable to Company Per Share

The following table sets forth the computation of weighted average basic and diluted shares outstanding (in millions, except per share data):

	Years Ended December 31,		
	2010	2009	2008
Numerator:			
Net income attributable to Company	$ 1,667	$ 1,469	$ 1,952
Denominator:			
Basic—weighted average common shares outstanding	417	416	397
Dilutive effect of employee stock options and other unvested stock awards	2	1	2
Diluted outstanding shares	419	417	399
Basic earnings attributable to Company per share	$ 3.99	$ 3.53	$ 4.91
Diluted earnings attributable to Company per share	$ 3.98	$ 3.52	$ 4.90
Cash dividends per share	$ 0.41	$ 1.10	$ —

In addition, we had stock options outstanding that were anti-dilutive totaling 7.7 million, 4.0 million, and 0.4 million at December 31, 2010, 2009 and 2008, respectively.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements" ("ASU No. 2010-06") as an update to Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820"). ASU No. 2010-06 requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the required provisions of ASU No. 2010-06 in the first quarter of 2010. There was no significant impact to the Company's Consolidated Financial Statements from the adopted provisions of ASU No. 2010-06.

3. Grant Prideco Merger

Pursuant to the Agreement and Plan of Merger with Grant Prideco, Inc. ("Grant Prideco") (the "Merger"), a Delaware Corporation, effective December 16, 2007 (the "Agreement Date"), the Company issued .4498 shares of National Oilwell Varco, Inc. common stock and $23.20 in cash (the "Exchange Ratio") for each Grant Prideco common share outstanding on April 21, 2008 (the "Merger Date") totaling approximately 57 million shares and $2.9 billion in cash. The Company has included the financial results of Grant Prideco in its Consolidated Financial Statements beginning on the Merger Date, the date Grant Prideco common shares were exchanged for National Oilwell Varco common shares and cash. The Grant Prideco operations are included in the Petroleum Services & Supplies segment.

Prior to its acquisition, Grant Prideco was a world leader in drill stem technology development and drill pipe manufacturing, sales and service and a global leader in drill bit and specialty tools, manufacturing, sales and service. The Company believes the Merger with Grant Prideco advanced its strategic goal of providing more products and services to its customers and that Grant Prideco's product range added new growth opportunities to the Company and benefited its customers' needs worldwide.

The Merger was accounted for as a purchase business combination. Assets acquired and liabilities assumed were recorded at their fair values as of April 21, 2008. The fair value of shares issued was determined using an average price of $72.74, which represents the average closing price of the Company's common stock for a five-day period beginning two available trading days before the public announcement of the transaction. The total purchase price was $7,199 million, including Grant Prideco stock options assumed and acquisition related transaction costs and is comprised of (in millions):

Shares issued totaled approximately 57 million shares at $72.74 per share	$ 4,135
Cash paid at $23.20 per share	2,932
Grant Prideco stock options assumed	56
Merger related transaction costs	76
Total purchase price	$ 7,199

For all Grant Prideco stock options and restricted stock granted prior to 2008, vesting was accelerated under the terms of the stock option and restricted stock agreements; therefore, there was no modification of the awards as defined under SFAS 123(R). For stock options and restricted stock granted by Grant Prideco in 2008, 320,500 Grant Prideco stock options and 388,000 shares of restricted stock were replaced with 250,402 National Oilwell Varco stock options and 303,212 shares of National Oilwell Varco restricted stock, respectively. For the 2008 Grant Prideco grants, vesting was not accelerated in connection with the Merger, under the terms of the stock option and restricted stock agreements, except for certain recipients of the 2008 Grant Prideco restricted stock grant.

Merger related costs of $76 million include severance and other external costs directly related to the Merger.

Transaction costs of $11 million for the year ending December 31, 2008 were comprised of $6 million for accelerated vesting of stock-based compensation, $4 million for bridge loan fees and $1 million of other costs and are included in selling, general and administrative expense in the Consolidated Statements of Income.

Purchase Price Allocation

Under the purchase method of accounting, the total purchase price was allocated to Grant Prideco's net tangible and identifiable intangible assets based on their fair values as of April 21, 2008. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The following table, set forth below, displays the total purchase price allocated to Grant Prideco's net tangible and identifiable intangible assets based on their fair values as of April 21, 2008 (in millions):

Cash and cash equivalents	$ 171
Receivables	420
Assets held for sale, net	784
Inventories	611
Prepaid and other current assets	210
Property, plant and equipment	392
Goodwill	2,775
Intangibles	3,696
Investment in unconsolidated affiliate	512
Other assets	98
Accounts payable and accrued liabilities	(316)
Accrued income taxes	(627)
Long-term debt	(176)
Deferred income taxes	(1,305)
Minority interest	(25)
Other liabilities	(21)
Total purchase price	$ 7,199

Under purchase accounting, a fair value step up adjustment of $89 million was made to inventory and was charged to "Cost of sales" as the applicable inventory sold. Cost of sales included $89 million of these inventory charges for the year ended December 31, 2008.

Additionally, the Company identified other intangible assets associated with tradenames, patents, and customer relationships, and the fair values assigned were $1.2 billion, $0.3 billion, and $2.2 billion, respectively. The initial range of useful lives associated with trade names, patents, and customer relationships were 40 years to an indefinite life, 5 to 15 years and 16 to 17 years, respectively. Of the $1.2 billion associated with trade names, $0.8 billion was initially identified as having an indefinite life.

Disposition of Certain Grant Prideco Businesses

Prior to the Merger, Grant Prideco had entered into a definitive Purchase and Sale Agreement with Vallourec S.A. and Vallourec & Mannesman Holdings, Inc. (collectively referred to as "Vallourec") to sell four of its tubular businesses for approximately $800 million in cash, subject to final working capital adjustments and standard closing conditions (including regulatory approval). The transaction closed May 16, 2008. The amount included in "Assets held for sale, net" included in the preliminary purchase price allocation above, relates to this disposition. Additionally, $256 million is included above in "Accrued income taxes" for taxes related to the disposition.

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of National Oilwell Varco and Grant Prideco, on a pro forma basis, as though the companies had been combined as of the beginning of 2008. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the merger had taken place at the beginning of 2008. The pro forma financial information for the year ended December 31, 2008 includes the business combination accounting effect on historical Grant Prideco revenues, adjustments to depreciation on acquired property, amortization charges from acquired intangible assets, financing costs on new debt in connection with the merger and related tax effects for the year ended December 31, 2008 (in millions, except per share data):

Total revenues	$ 14,035
Net income attributable to Company	$ 2,080
Basic net income attributable to Company per share	$ 5.02
Diluted net income attributable to Company per share	$ 4.99

4. Other Acquisitions and Investments

2010

The Company completed 12 acquisitions for an aggregate purchase price of $556 million, net of cash acquired. These acquisitions included:

- The shares of Advanced Production and Loading PLC, a Norway-based designer and manufacturer of turret mooring systems and other products for Floating Production, Storage and Offloading vessels ("FPSOs") and other offshore vessels and terminals for a purchase price of approximately $500 million.

- The business and assets of Ambar Lone Star Fluids Services, LLP, a U.S.-based Drilling and Completions Fluids company.

The preliminary allocation of the purchase price of each acquisition was based upon preliminary valuations. The Company's estimates and assumptions are subject to change upon the receipt, and management's review, of the final valuations. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2010 acquisitions (in millions):

Current assets, net of cash acquired	$ 136
Cost in excess of billings	71
Property, plant and equipment	38
Intangible assets	299
Goodwill	298
Other assets	8
Total assets acquired	850
Current liabilities	142
Billings in excess of cost	41
Other liabilities	111
Total liabilities	294
Cash consideration, net of cash acquired	$ 556

The Company allocated $299 million to intangible assets (18 year weighted-average life), comprised of: $116 million of customer relationships (15 year weighted-average life), $59 million of trademarks (30 year weighted-average life), and $124 million of other intangible assets (15 year weighted-average life).

2009

The Company completed nine acquisitions for an aggregate purchase price of $573 million, net of cash acquired. These acquisitions included:

- The shares of ASEP Group Holding B.V., a Netherlands-based manufacturer of well service equipment.

- The shares of ANS (1001) Ltd. ("Anson"), a U.K.-based manufacturer of pumps and fluid expendibles.

- The business and assets of Spirit Drilling Fluids Ltd., a U.S.-based company that provides drilling fluids and related well-site services to exploration and production companies.

- The business and assets of Spirit Minerals L.P., a U.S.-based company that mines, processes and distributes barite to the oil and gas drilling fluid industry.

- The shares of South Seas Inspection (S) Pte. Ltd., a Singapore-based inspection, repair and maintenance provider to the oil and gas industry.

- The shares of Hochang Machinery Industries Co., Ltd., a South Korean-based manufacturing and fabrication business.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2009 acquisitions (in millions):

Current assets, net of cash acquired	$ 404
Property, plant and equipment	149
Intangible assets	115
Goodwill	198
Other assets	5
Total assets acquired	871
Current liabilities	242
Long-term debt	48
Other liabilities	8
Total liabilities	298
Cash consideration, net of cash acquired	$ 573

The Company allocated $115 million to intangible assets (11 year weighted-average life), comprised of: $60 million of customer relationships (9 year weighted-average life), $46 million of trademarks (18 year weighted-average life), and $9 million of other intangible assets (7 year weighted-average life).

In September 2009, the Company sold 45% of certain of its IntelliServ operations and created the IntelliServ Joint Venture ("IntelliServ"). IntelliServ provides drilling technology that enables downhole drilling conditions to be measured, evaluated and monitored.

2008

In addition to the Grant Prideco Merger, the Company completed nine acquisitions for an aggregate purchase price of $171 million net of cash acquired. These acquisitions included:

- Welch Power Source, L.L.C., a Louisiana-based manufacturer of power generation equipment.

- CKS, a France-based solids control company.

- Mid-South Machine, Inc., a Louisiana-based machine shop.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2008 acquisitions (in millions):

Current assets, net of cash acquired	$ 33
Property, plant and equipment	61
Intangible assets	38
Goodwill	76
Total assets acquired	208
Current liabilities	11
Long-term debt	26
Total liabilities	37
Cash consideration, net of cash acquired	$ 171

The Company allocated $38 million to intangible assets (9 year weighted-average life), comprised of: $30 million of customer relationships (15 year weighted-average life), $1 million of trademarks (16 year weighted-average life), and $7 million of other intangible assets (4 year weighted-average life).

Each of the acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each business are included in the consolidated results of operations from the date of acquisition. Excluding the Grant Prideco merger, a summary of the acquisitions follows (in millions):

	Years Ended December 31,		
	2010	2009	2008
Fair value of assets acquired, net of cash acquired	$ 850	$ 871	$ 208
Cash paid, net of cash acquired	(556)	(573)	(171)
Liabilities assumed, debt issued and minority interest	$ 294	$ 298	$ 37
Excess purchase price over fair value of net assets acquired	$ 298	$ 198	$ 76

5. Inventories, net

Inventories consist of (in millions):

	December 31,	
	2010	2009
Raw materials and supplies	$ 661	$ 704
Work in process	953	1,307
Finished goods and purchased products	1,774	1,479
Total	$ 3,388	$ 3,490

6. Property, Plant and Equipment

Property, plant and equipment consist of (in millions):

	Estimated Useful Lives	December 31,	
		2010	2009
Land and buildings	5-35 Years	$ 736	$ 678
Operating equipment	3-15 Years	1,539	1,429
Rental equipment	3-12 Years	628	594
		2,903	2,701
Less: Accumulated Depreciation		(1,063)	(865)
		$ 1,840	$ 1,836

7. Accrued Liabilities

Accrued liabilities consist of (in millions):

	December 31,	
	2010	2009
Compensation	$ 403	$ 272
Customer prepayments and billings	387	500
Warranty	215	217
Interest	11	11
Taxes (non income)	93	95
Insurance	49	58
Accrued vendor costs	597	853
Fair value of derivatives	22	61
Other	328	200
Total	$ 2,105	$ 2,267

8. Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts consist of (in millions):

	December 31,	
	2010	2009
Costs incurred on uncompleted contracts	$ 6,676	$ 6,276
Estimated earnings	4,665	3,735
	11,341	10,011
Less: Billings to date	11,037	10,361
	$ 304	$ (350)
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 815	$ 740
Billings in excess of costs and estimated earnings on uncompleted contracts	(511)	(1,090)
	$ 304	$ (350)

9. Long-Term Debt

Debt consists of (in millions):

	December 31,	
	2010	2009
Senior Notes, interest at 6.5% payable semiannually, principal due on March 15, 2011	$ 150	$ 150
Senior Notes, interest at 7.25% payable semiannually, principal due on May 1, 2011	201	205
Senior Notes, interest at 5.65% payable semiannually, principal due on November 15, 2012	200	200
Senior Notes, interest at 5.5% payable semiannually, principal due on November 19, 2012	151	151
Senior Notes, interest at 6.125% payable semiannually, principal due on August 15, 2015	151	151
Other	34	26
Total debt	887	883
Less current portion	373	7
Long-term debt	$ 514	$ 876

Principal payments of debt for years subsequent to 2010 are as follows (in millions):

2011	$ 373
2012	355
2013	5
2014	2
2015	151
Thereafter	1
	$ 887

Revolving Credit Facilities

On April 21, 2008, the Company replaced its existing $500 million unsecured revolving credit facility with an aggregate of $3 billion of unsecured credit facilities and borrowed $2 billion to finance the cash portion of the Grant Prideco acquisition. These facilities consisted of a $2 billion, five-year revolving credit facility and a $1 billion, 364-day revolving credit facility which was terminated early in February 2009. At December 31, 2010, there were no borrowings against the remaining credit facility, and there were $477 million in outstanding letters of credit issued under this facility, resulting in $1,523 million of funds available under this revolving credit facility. Interest under this multicurrency facility is based upon LIBOR, NIBOR or EURIBOR plus 0.26% subject to a ratings-based grid, or the prime rate.

The Company also had $1,366 million of additional outstanding letters of credit at December 31, 2010, primarily in Norway, that are essentially under various bilateral committed letter of credit facilities. Other letters of credit are issued as bid bonds and performance bonds. The Senior Notes contain reporting covenants and the credit facility contains a financial covenant regarding maximum debt to capitalization. The Company was in compliance with all covenants at December 31, 2010.

10. Employee Benefit Plans

We have benefit plans covering substantially all of our employees. Defined-contribution benefit plans cover most of the U.S. and Canadian employees, and benefits are based on years of service, a percentage of current earnings and matching of employee contributions. Employees in our Norwegian operations can elect to participate in a defined-contribution plan in lieu of a local defined benefit plan. For the years ended December 31, 2010, 2009 and 2008, expenses for defined-contribution plans were $41 million, $39 million, and $37 million, respectively, and all funding is current.

Certain retired or terminated employees of predecessor or acquired companies participate in a defined benefit plan in the United States. None of the participants in this plan are eligible to accrue benefits. In addition, approximately 677 U.S. retirees and spouses participate in defined benefit health care plans of predecessor or acquired companies that provide postretirement medical and life insurance benefits. Active employees are ineligible to participate in any of these defined benefit plans. Our subsidiaries in the United Kingdom and Norway also have defined benefit pension plans covering virtually all of their employees.

Net periodic benefit cost for our defined benefit plans aggregated $10 million, $12 million and $7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The change in benefit obligation, plan assets and the funded status of the defined benefit pension plans in the United States, United Kingdom, and Norway and defined postretirement plans in the United States, using a measurement date of December 31, 2010 and December 31, 2009, is as follows (in millions):

At year end	Pension benefits		Postretirement benefits	
	2010	2009	2010	2009
Benefit obligation at beginning of year	$ 262	$ 214	$ 39	$ 20
Service cost	5	5	—	—
Interest cost	14	14	2	2
Actuarial loss (gain)	10	19	(3)	1
Benefits paid	(12)	(10)	(5)	(2)
Participants contributions	1	1	—	—
Exchange rate loss (gain)	(7)	19	—	18
Other	(1)	—	—	—
Benefit obligation at end of year	$ 272	$ 262	$ 33	$ 39
Accumulated benefit obligation at end of year	$ 254	$ 244		
Fair value of plan assets at beginning of year	$ 193	$ 153	$ —	$ —
Actual return	18	21	—	—
Benefits paid	(12)	(10)	(5)	(2)
Company contributions	8	12	5	2
Participants contributions	1	1	—	—
Exchange rate (loss) gain	(4)	16	—	—
Other	(1)	—	—	—
Fair value of plan assets at end of year	$ 203	$ 193	$ —	$ —
Funded status	$ (69)	$ (69)	$ (33)	$ (39)

Defined Benefit Pension Plans

Assumed long-term rates of return on plan assets, discount rates and rates of compensation increases vary for the different plans according to the local economic conditions. The assumption rates used for benefit obligations are as follows:

	Years Ended December 31,	
	2010	2009
Discount rate:		
United States plan	4.95%	5.26%
International plans	5.25% - 5.50%	5.25% - 5.75%
Salary increase:		
United States plan	N/A	N/A
International plans	2.50% - 4.33%	2.50% - 4.25%

The assumption rates used for net periodic benefit costs are as follows:

	Years Ended December 31,		
	2010	2009	2008
Discount rate:			
United States plan	5.26%	6.23%	6.34%
International plans	5.25% - 5.75%	5.75% - 6.50%	5.50% - 5.75%
Salary increase:			
United States plan	N/A	N/A	N/A
International plans	2.50% - 4.25%	2.50% - 4.50%	2.50% - 4.50%
Expected return on assets:			
United States plan	7.50%	7.75%	7.75%
International plans	6.00% - 6.85%	6.00% - 6.85%	5.50% - 6.86%

In determining the overall expected long-term rate of return for plan assets, the Company takes into consideration the historical experience as well as future expectations of the asset mix involved. As different investments yield different returns, each asset category is reviewed individually and then weighted for significance in relation to the total portfolio.

The majority of our plans have projected benefit obligations in excess of plan assets.

The Company expects to pay future benefit amounts on its defined benefit plans ranging from $16 million to $17 million for each of the next five years and aggregate payments of $163 million.

Plan Assets

The Company and its investment advisers collaboratively reviewed market opportunities using historic and statistical data, as well as the actuarial valuation reports for the plans, to ensure that the levels of acceptable return and risk are well-defined and monitored. Currently, the Company's management believes that there are no significant concentrations of risk associated with plan assets. Our pension investment strategy worldwide prohibits a direct investment in our own stock.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value (in millions):

	Fair Value Measurements			
	Total	Level 1	Level 2	Level 3
December 31, 2009:				
Equity securities	$ 70	$ —	$ 70	$ —
Bonds	53	—	53	—
Mutual funds	36	16	20	—
Other (insurance contracts)	32	—	—	32
	191	16	143	32
Cash	2	—	2	—
Total Fair Value Measurments	$ 193	$ 16	$ 145	$ 32
December 31, 2010:				
Equity securities	$ 66	$ —	$ 66	$ —
Bonds	58	—	58	—
Mutual funds	19	19	—	—
Other (insurance contracts)	54	—	22	32
	197	19	146	32
Cash	6	—	6	—
Total Fair Value Measurments	$ 203	$ 19	$ 152	$ 32

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets (in millions):

	Level 3 Plan Assets
Balance at January 1, 2009	$ 24
Actual return on plan assets still held at reporting date	2
Purchases, sales and settlements	1
Currency impact	5
Balance at December 31, 2009	$ 32
Actual return on plan assets still held at reporting date	1
Currency impact	(1)
Balance at December 31, 2010	$ 32

11. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows (in millions):

	Defined Benefit Plans	Cumulative Currency Translation Adjustment	Derivative Financial Instruments	Total
Balance at December 31, 2007	$ (20)	$ 196	$ 19	$ 195
Current period activity	(30)	(265)	(241)	(536)
Tax effect	10	89	81	180
Balance at December 31, 2008	$ (40)	$ 20	$ (141)	$ (161)
Current period activity	(14)	150	223	359
Tax effect	5	(50)	(63)	(108)
Balance at December 31, 2009	$ (49)	$ 120	$ 19	$ 90
Current period activity	1	19	(17)	3
Tax effect	—	(6)	4	(2)
Balance at December 31, 2010	$ (48)	$ 133	$ 6	$ 91

12. Commitments and Contingencies

We are involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 2010 cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise provided for, will not materially affect our financial position, cash flow or results of operations.

Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although we have not incurred material costs in connection with our compliance with such laws, there can be no assurance that other developments, such as new environmental laws, regulations and enforcement policies hereunder may not result in additional, presently unquantifiable, costs or liabilities to us.

We have received federal grand jury subpoenas and subsequent inquiries from governmental agencies requesting records related to our compliance with export trade laws and regulations. We have cooperated fully with agents from the Department of Justice, the Bureau of Industry and Security, the Office of Foreign Assets Control, and U.S. Immigration and Customs Enforcement in responding to the inquiries. We have also cooperated with an informal inquiry from the Securities and Exchange Commission in connection with the inquiries previously made by the aforementioned federal agencies. We have conducted our own internal review of this matter. At the conclusion of our internal review in the fourth quarter of 2009, we identified possible areas of concern and discussed these areas of concern with the relevant agencies. We are currently negotiating a potential resolution with the agencies involved related to these matters. We currently anticipate that any administrative fine or penalty agreed to as part of a resolution would be within established accruals, and would not have a material effect on our financial position or results of operations. To the extent a resolution is not negotiated as anticipated, we cannot predict the timing or effect that any resulting government actions may have on our financial position, cash flow or results of operations.

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2066. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals. Rental expense related to operating leases approximated $215 million, $199 million, and $184 million in 2010, 2009 and 2008, respectively.

Future minimum lease commitments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2010 are payable as follows (in millions):

2011	$ 130
2012	94
2013	72
2014	56
2015	49
Thereafter	238
Total future lease commitments	$ 639

13. Common Stock

National Oilwell Varco has authorized 500 million shares of $.01 par value common stock. We also have authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

On November 17, 2010, the Company's Board of Directors approved a cash dividend of $0.11 per share. The cash dividend was paid on December 17, 2010 to each stockholder of record on December 3, 2010. Cash dividends aggregated $46 million and $172 million for the three and twelve months ended December 31, 2010, respectively, and $460 million for both the three and twelve months ended December 31, 2009. The declaration and payment of future dividends is at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Company's Board of Directors.

Stock Options

Under the terms of National Oilwell Varco's Long-Term Incentive Plan, as amended, 25.5 million shares of common stock are authorized for the grant of options to officers, key employees, non-employee directors and other persons. Options granted under our stock option plan generally vest over a three-year period starting one year from the date of grant and expire ten years from the date of grant. The purchase price of options granted may not be less than the closing market price of National Oilwell Varco common stock on the date of grant. At December 31, 2010, approximately 8 million shares were available for future grants.

We also have inactive stock option plans that were acquired in connection with the acquisitions of Varco International, Inc. in 2005 and Grant Prideco in 2008. We converted the outstanding stock options under these plans to options to acquire our common stock and no further options are being issued under these plans. Stock option information summarized below includes amounts for the National Oilwell Varco Long-Term Incentive Plan and stock plans of acquired companies. Options outstanding at December 31, 2010 under the stock option plans have exercise prices between $8.33 and $73.98 per share, and expire at various dates from January 31, 2011 to May 13, 2020.

The following summarizes options activity:

	Years Ended December 31,					
	2010		2009		2008	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Shares under option at beginning of year	10,255,982	$ 34.19	7,547,822	$ 37.24	7,903,832	$ 29.12
Granted	3,485,283	44.03	3,234,400	26.03	2,993,000	48.59
Cancelled	(232,488)	40.53	(156,356)	29.79	(218,560)	30.90
Exercised	(2,469,233)	30.35	(369,884)	40.86	(3,130,450)	27.08
Shares under option at end of year	11,039,544	$ 38.01	10,255,982	$ 34.19	7,547,822	$ 37.24
Exercisable at end of year	5,067,186	$ 36.31	5,308,465	$ 33.14	3,110,462	$ 26.17

The following summarizes information about stock options outstanding as of December 31, 2010:

Range of Exercise Price	Weighted-Avg Remaining Contractual Life	Options Outstanding Shares	Options Outstanding Weighted-Avg Exercise Price	Options Exercisable Shares	Options Exercisable Weighted-Avg Exercise Price
8.33 -15.00	2.79	416,027	$ 11.42	395,639	$ 11.42
15.92 - 33.29	7.25	3,214,610	24.68	1,174,403	22.45
33.57 - 73.98	7.53	7,408,907	45.29	3,497,144	43.89
Total	7.27	11,039,544	$ 38.01	5,067,186	$ 36.31

The weighted-average fair value of options granted during 2010, 2009 and 2008 was approximately $16.73, $11.89 and $22.16 (excluding options assumed in the Grant Prideco merger) per share, respectively, as determined using the Black-Scholes option-pricing model. The total intrinsic value of options exercised during 2010 and 2009 was $60 million and $6 million, respectively.

The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise activity. The use of the Black Scholes model requires the use of extensive actual employee exercise activity data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends and expected term.

	Years Ended December 31, 2010	2009	2008
Valuation Assumptions:			
Expected volatility	55.0%	63.5%	41.8%
Risk-free interest rate	2.3%	1.8%	2.9%
Expected dividends	$ 0.4	$ —	$ —
Expected term (in years)	3.2	3.4	3.6

We used the actual volatility for traded options for the past 10 years prior to option date as the expected volatility assumption required in the Black Scholes model.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. The estimated expected term is based on actual employee exercise activity for the past ten years.

As stock-based compensation expense recognized in the Consolidated Statement of Income in 2010 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

The following summary presents information regarding outstanding options as of December 31, 2010 and changes during 2010 with regard to options under all stock option plans:

	Shares	Weighted-Average Exercise Price	Weighted Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	10,255,982	$ 34.19		
Granted	3,485,283	$ 44.03		
Exercised	(2,469,233)	$ 30.35		
Cancelled	(232,488)	$ 40.53		
Outstanding at December 31, 2010	11,039,544	$ 38.01	7.27	$ 312,423,777
Vested or expected to vest	10,669,951	$ 38.01	7.27	$ 304,394,486
Exercisable at December 31, 2010	5,067,186	$ 36.31	5.69	$ 152,742,256

As of December 31, 2010, total unrecognized compensation cost related to nonvested stock options was $47 million. This cost is expected to be recognized over a weighted-average period of two years. The total fair value of stock options vested in 2010, 2009 and

2008 was approximately $78 million, $40 million and $43 million, respectively. Cash received from option exercises for 2010, 2009 and 2008 was $73 million, $8 million and $78 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $16 million, $2 million and $46 million for 2010, 2009 and 2008, respectively. Cash used to settle equity instruments granted under all share-based payment arrangements for 2010, 2009 and 2008 was not material for any period.

Restricted Shares

The Company issues restricted stock awards ("RSA") with no exercise price to officers and key employees in addition to stock options. Out of the total number of restricted stock awards granted, 543,035 were granted on February 16, 2010 and 1,440 were granted on May 12, 2010 and vest on the third anniversary of the date of grant. In addition, on May 12, 2010, 14,056 restricted stock awards were granted to the non-employee members of the Board of Directors. These restricted stock awards vest in equal thirds over three years on the anniversary of the grant date. The performance-based restricted stock awards of 171,400 were granted on February 16, 2010. The performance-based restricted stock awards granted will be 100% vested 36 months from the date of grant, subject to the performance condition of the Company's average operating income growth, measured on a percentage basis, from January 1, 2010 through December 31, 2012 exceeding the median operating income level growth of a designated peer group over the same period. The estimated forfeiture rate of RSA's is factored into the share-based compensation expense the Company recognizes.

The following summary presents information regarding outstanding restricted shares as of December 31, 2010, 2009 and 2008 and changes during 2010 and 2009:

Restricted Shares	Units	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2007	1,061,002	$ 36.56
Granted	755,535	$ 64.33
Vested	(307,905)	$ 68.12
Forfeited	(48,136)	$ 42.32
Nonvested at December 31, 2008	1,460,496	$ 47.34
Granted	762,692	$ 26.02
Vested	(7,322)	$ 36.05
Forfeited	(34,622)	$ 41.52
Nonvested at December 31, 2009	2,181,244	$ 40.51
Granted	558,531	$ 43.99
Vested	(921,454)	$ 43.28
Forfeited	(52,484)	$ 35.11
Nonvested at December 31, 2010	1,765,837	$ 42.15

The weighted-average grant day fair value of RSA's granted during the years ended 2010, 2009 and 2008 was $43.99, $26.02 and $64.16 (excluding RSA's assumed in the Grant Prideco merger) per share, respectively. There were 921,454; 7,322 and 307,905 RSA's that vested during 2010, 2009 and 2008, respectively. As of December 31, 2010, there was $22 million of unrecognized compensation cost related to nonvested RSA's, which is expected to be recognized over a weighted-average period of two years.

14. Income Taxes

The domestic and foreign components of income before income taxes were as follows (in millions):

	Years Ended December 31,		
	2010	2009	2008
Domestic	$ 727	$ 761	$ 1,577
Foreign	1,670	1,447	1,384
	$ 2,397	$ 2,208	$ 2,961

The components of the provision for income taxes consisted of (in millions):

	Years Ended December 31,		
	2010	2009	2008
Current:			
Federal	$ 421	$ 526	$ 691
State	34	35	55
Foreign	448	348	280
Total current income tax provision	903	909	1,026
Deferred:			
Federal	(260)	(249)	(93)
State	(8)	(5)	(2)
Foreign	103	80	62
Total deferred income tax provision	(165)	(174)	(33)
Total income tax provision	$ 738	$ 735	$ 993

The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in millions):

	Years Ended December 31,		
	2010	2009	2008
Federal income tax at U.S. statutory rate	$ 839	$ 773	$ 1,037
Foreign income tax rate differential	(117)	(120)	(125)
State income tax, net of federal benefit	17	18	34
Nondeductible expenses	40	30	12
Tax benefit of manufacturing deduction	(19)	(17)	(17)
Foreign dividends, net of foreign tax credits	15	10	46
Change in contingency reserve and other	(37)	41	6
Total income tax provision	$ 738	$ 735	$ 993

Significant components of our deferred tax assets and liabilities were as follows (in millions):

	December 31,		
	2010	2009	2008
Deferred tax assets:			
Allowances and operating liabilities	$ 344	$ 343	$ 364
Net operating loss carryforwards	10	7	6
Postretirement benefits	17	12	12
Capital loss carryforwards	—	—	3
Foreign tax credit carryforwards	220	—	—
Other	75	28	22
	666	390	407
Valuation allowance for deferred tax assets	(9)	(8)	(10)
Total deferred tax assets	657	382	397
Deferred tax liabilities:			
Tax over book depreciation	213	168	146
Intangible assets	1,307	1,413	1,542
Deferred income	456	363	215
Accrued U.S. tax on unremitted earnings	149	49	49
Other	211	98	182
Total deferred tax liabilities	2,336	2,091	2,134
Net deferred tax liability	$ 1,679	$ 1,709	$ 1,737

The balance of unrecognized tax benefits at December 31, 2010 and 2009 was $118 million and $58 million, respectively. Included in the change in the balance of unrecognized tax benefits for the period ended December 31, 2010 was an increase of $73 million associated with a foreign tax position previously evaluated as more-likely-than-not to be sustained upon audit. Based on new information obtained in the first quarter of 2010, we now believe it is more-likely-than-not this foreign tax position may not be sustained. Tax payments for this liability can be claimed as a U.S. foreign tax credit due to sufficient excess limitation in prior years to cover the potential exposure. Accordingly, the Company has recorded a corresponding deferred tax asset of $73 million, resulting in no impact to earnings. Also included in the change in the balance of unrecognized tax benefits for the period ended December 31,

2010 was an increase of $10 million of unrecognized tax benefits associated with reductions in tax that are dependent on the achievement of certain operational milestones that may not be achieved plus unreported withholding taxes in foreign jurisdictions, and a $23 million reduction in the balance of unrecognized tax benefits resulting primarily from the completion of prior year audits and appeals plus the lapse of applicable statutes of limitations in foreign jurisdictions. Of the net increase of $60 million in the balance of unrecognized tax benefits, $10 million was recorded as an increase in Goodwill, $73 million was recorded as an increase in deferred tax assets and $23 million was recorded as a reduction of income tax expense in the current year and is reflected in the "other" category in the income tax rate schedule above. These unrecognized tax benefits are included in the balance of other liabilities in the Consolidated Balance Sheet as of December 31, 2010. If the $118 million of unrecognized tax benefits accrued as of December 31, 2010 are ultimately realized, $39 million would be recorded as a reduction of income tax expense.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2010	2009	2008
Unrecognized tax benefit at beginning of year	$ 58	$ 61	$ 47
Additions based on tax positions related to the current year	1	10	9
Additions for tax positions of prior years	82	—	9
Reductions for tax positions of prior years	(5)	(12)	(4)
Reductions for lapse of applicable statutes of limitations	(18)	(1)	—
Unrecognized tax benefit at end of year	$ 118	$ 58	$ 61

The Company does not anticipate that the total unrecognized tax benefits will significantly change due to the settlement of audits or the expiration of statutes of limitation within 12 months of this reporting date.

To the extent penalties and interest would be assessed on any underpayment of income tax, such accrued amounts have been classified as a component of income tax expense in the financial statements consistent with the Company's policy. During the year ended December 31, 2010, the Company recorded as a reduction of income tax expense a $3 million net release of accrued interest and penalties related to uncertain tax positions. As of December 31, 2010, the Company has accrued approximately $8 million of interest and penalties relating to unrecognized tax benefits. These interest and penalties are included in the balance of other liabilities in the Consolidated Balance Sheet as of December 31, 2010.

The Company is subject to taxation in the United States, various states and foreign jurisdictions. The Company has significant operations in the United States, Canada, the United Kingdom, the Netherlands and Norway. Tax years that remain subject to examination by major tax jurisdictions vary by legal entity, but are generally open in the U.S. for the tax years ending after 2006 and outside the U.S. for the tax years ending after 2004.

In the United States, the Company has $20 million of net operating loss carryforwards as of December 31, 2010, which expire at various dates through 2030. The potential benefit of $7 million has been recorded with a $7 million valuation allowance. Future income tax payments will be reduced when the Company ultimately realizes the benefit of these net operating losses. If the Company ultimately realizes the benefit of these net operating loss carryforwards, the valuation allowance of $7 million would reduce future income tax expense.

Outside the United States, the Company has $10 million of net operating loss carryforwards as of December 31, 2010, which expire in the year 2020. The potential benefit of $3 million has been recorded with a $1 million valuation allowance. Future income tax payments will be reduced when the Company ultimately realizes the benefit of these net operating losses. If the Company ultimately realizes the benefit of these net operating loss carryforwards, the valuation allowance of $1 million would reduce future income tax expense.

Also in the United States, the Company has $220 million of excess foreign tax credits as of December 31, 2010, which expire at various dates through 2020. The majority of these credits resulted from an internal restructuring completed during 2010. These credits have been allotted a valuation allowance of $1 million and would be realized as a reduction of future income tax payments.

During 2010, the Company recorded $98 million in net deferred tax liabilities with a corresponding increase in goodwill related to purchase accounting adjustments recorded for the acquisition of Advanced Production and Loading PLC and ASEP Group Holding B.V.

Undistributed earnings of certain of the Company's foreign subsidiaries amounted to $2,503 million and $2,764 million at December 31, 2010 and 2009, respectively. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise could result in U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability.

Because of the number of tax jurisdictions in which the Company operates, its effective tax rate can fluctuate as operations and the local country tax rates fluctuate. The Company is also subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company's future tax provision will reflect any favorable or unfavorable adjustments to its estimated tax liabilities when resolved. The Company is unable to predict the outcome of these matters. However, we believe that none of these matters will have a material adverse effect on the results of operations or financial condition of the Company.

15. Business Segments and Geographic Areas

The Company's operations consist of three reportable segments: Rig Technology, Petroleum Services & Supplies and Distribution Services.

Rig Technology: Our Rig Technology segment designs, manufactures, sells and services complete systems for the drilling, completion, and servicing of oil and gas wells. The segment offers a comprehensive line of highly-engineered equipment that automates complex well construction and management operations, such as offshore and onshore drilling rigs; derricks; pipe lifting, racking, rotating and assembly systems; rig instrumentation systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; cranes; and turret mooring systems and other products for Floating Production, Storage and Offloading vessels and other offshore vessels and terminals.

Petroleum Services & Supplies: Our Petroleum Services & Supplies segment provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service flowlines and other oilfield tubular goods. The segment manufactures, rents and sells a variety of products and equipment used to perform drilling operations, including drill pipe, transfer pumps, solids control systems, drilling motors, drill bits, reamers and other downhole tools, and mud pump consumables.

Distribution Services: Our Distribution Services segment provides maintenance, repair and operating supplies and spare parts to drill site and production locations worldwide. In addition to its comprehensive network of field locations supporting land drilling operations throughout North America, the segment supports major offshore drilling contractors through locations in Mexico, the Middle East, Europe, Southeast Asia and South America. Distribution Services employs advanced information technologies to provide complete procurement, inventory management and logistics services to its customers around the globe.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies of the Company. The Company evaluates performance of each reportable segment based upon its operating income, excluding non-recurring items.

The Company had revenues of 17% of total revenue from one of its customers for both the years ended December 31, 2010 and 2009. This customer, Samsung Heavy Industries, is a shipyard acting as a general contractor for its customers, who are drillship owners and drilling contractors. This shipyard's customers have specified that the Company's drilling equipment be installed on their drillships and have required the shipyard to issue contracts to the Company.

Geographic Areas:

The following table presents consolidated revenues by country based on sales destination of the use of the products or services (in millions):

	Years Ended December 31,		
	2010	2009	2008
United States	$ 4,104	$ 3,444	$ 4,369
South Korea	2,616	2,830	291
Canada	656	550	751
Norway	495	629	603
Singapore	491	801	856
United Kingdom	421	578	497
Other Countries	3,373	3,880	6,064
Total	$ 12,156	$ 12,712	$ 13,431

The following table presents long-lived assets by country based on the location (in millions):

	December 31,	
	2010	2009
United States	$ 1,045	$ 1,082
Canada	118	116
United Kingdom	116	110
Norway	40	41
Other Countries	521	487
Total	$ 1,840	$ 1,836

Business Segments:

	Rig Technology	Petroleum Services & Supplies	Distribution Services	Unallocated/ Eliminations	Total
December 31, 2010:					
Revenues	$ 6,965	$ 4,182	$ 1,546	$ (537)	$ 12,156
Operating profit	2,064	585	78	(280)	2,447
Capital expenditures	59	152	2	19	232
Depreciation and amortization	95	384	7	21	507
Goodwill	1,854	3,859	77	—	5,790
Total assets	7,778	11,807	923	2,542	23,050
December 31, 2009:					
Revenues	$ 8,093	$ 3,745	$ 1,350	$ (476)	$ 12,712
Operating profit	2,283	301	50	(319)	2,315
Capital expenditures	61	161	3	25	250
Depreciation and amortization	90	374	8	18	490
Goodwill	1,567	3,855	67	—	5,489
Total assets	7,203	11,601	781	1,947	21,532
December 31, 2008					
Revenues	$ 7,528	$ 4,651	$ 1,772	$ (520)	$ 13,431
Operating profit	1,970	1,044	130	(226)	2,918
Capital expenditures	79	272	4	24	379
Depreciation and amortization	90	290	9	13	402
Goodwill	1,458	3,705	62	—	5,225
Total assets	9,048	11,153	650	628	21,479

The Company's 2008 financial statements include Grant Prideco from April 21, 2008, the Merger Date, which includes additional amortization and depreciation of $114 million from the step up to fair market value of Grant Prideco's assets and liabilities for the year ended December 31, 2008. The Grant Prideco product lines are reported within the Petroleum Services & Supplies segment.

16. Quarterly Financial Data (Unaudited)

Summarized quarterly results, were as follows (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2010				
Revenues	$ 3,032	$ 2,941	$ 3,011	$ 3,172
Gross profit	962	928	945	997
Net income attributable to Company	422	401	404	440
Net income attributable to Company per basic share	1.01	0.96	0.97	1.05
Net income attributable to Company per diluted share	1.01	0.96	0.96	1.05
Cash dividends per share	0.10	0.10	0.10	0.11
Year ended December 31, 2009				
Revenues	$ 3,481	$ 3,010	$ 3,087	$ 3,134
Gross profit	1,039	875	891	979
Net income attributable to Company	470	220	385	394
Net income attributable to Company per basic share	1.13	0.53	0.93	0.95
Net income attributable to Company per diluted share	1.13	0.53	0.92	0.94
Cash dividends per share	—	—	—	1.10

SCHEDULE II
NATIONAL OILWELL VARCO, INC.
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2010, 2009 and 2008
(in millions)

	Balance beginning of year	Additions (Deductions) charged to costs and expenses	Charge off's and other	Balance end of year
Allowance for doubtful accounts:				
2010	$ 95	$ 39	$ (27)	$ 107
2009	73	53	(31)	95
2008	45	25	3	73
Allowance for excess and obsolete inventories:				
2010	$ 206	$ 106	$ (42)	$ 270
2009	123	100	(17)	206
2008	99	27	(3)	123
Valuation allowance for deferred tax assets:				
2010	$ 8	$ 1	$ —	$ 9
2009	10	—	(2)	8
2008	14	—	(4)	10
Warranty reserve:				
2010	$ 217	$ 52	$ (54)	$ 215
2009	114	144	(41)	217
2008	92	81	(59)	114

NOV NATIONAL OILWELL VARCO